EXHIBIT 15.(b).2
The Company’s responses to the requirements of Form 20-F (except for Item 10.B “Memorandum and articles of association”, which is incorporated by reference from Item 10.B of the Company’s 2004 20-F filed on March 18, 2005, and the US Audit Report of Independent Accountants, which is included under Item 18 “Financial Statements”) have been incorporated into this annual report by reference to the Company’s Report on Form 6-K dated March 24, 2006 which contains the Company’s Annual Report and Form 20-F 2005. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this annual report by reference to such Form 6-K is attached as an exhibit hereto.

HYDRO
Annual Report and Form 20-F 2005

Highlight Information      3
Hydro entered its second century by responding decisively to important developments. Strategic acquisitions and several oil discoveries provided a breakthrough in our international oil business. While potential for growth in the global aluminium business is good, we initiated a major restructuring to improve results. Hydro delivered its best financial results for 100 years.
CONTENT

04:	Letter to Shareholders
07:	Business and Operating Information
69:	Investor Information
83:	Society, People, Environment
91:	Risk, Regulation and Other Information
105:	Appendix
Financial Statements and Other Information
Operating Statistics
Terms and Definitions
Cross Reference to Form 20-F

Hydro’s 2005 reporting has a different structure to previous years. This report (referred to as the Annual Report and Form 20-F) includes detailed operating, financial and other information prepared in accordance with US securities regulations. It is intended to meet the needs of investors and the financial community. Hydro has also prepared an annual report for distribution to all shareholders (referred to as the Annual Review) including its position and performance in terms of financial and other results presented according to Hydro’s institutional talents. In addition, Hydro has prepared a supplement to the Annual Review containing its financial statements and footnotes and other information for distribution to all shareholders. Both reports and the supplement are included on Hydro’s website, where printed copies can be requested: www.hydro.com/reports

   7
01: Business and Operating Information
CONTENT

08	About Hydro
12	Business Description
12	Oil & Energy
32	Aluminium
40	Other Businesses

42	Financial Information
42	Selected Consolidated Financial Data
43	Financial Review
58	Liquidity and Capital Resources
62	Hydro’s Critical Accounting Policies

65	Other
65	Market Risk
67	Research and Development
68	Legal Proceedings

8     Business and Operating Information
          About Hydro
About Hydro
Hydro is a Fortune 500 energy and aluminium supplier with 33,000 employees in 40 countries. We are a leading offshore producer of oil and gas, the world’s third-largest aluminium supplier and a leader in the development of renewable energy sources. Our mission is to strengthen the viability of the customers and communities we serve.
Our businesses
Hydro is an international energy company and a major player in the Nordic and European energy market. We develop, produce and supply oil, gas and hydropower, take an active role in developing new energy forms like wind power and hydrogen, and manage extensive energy trading and transport operations.
Hydro is a leading global aluminium supplier with primary metal production in Europe, Canada and Australia and an extensive network of remelt facilities. We are a significant supplier to the building industry, especially in Europe, and of rolled products to the packaging and graphics industries. We are a world leading supplier of aluminium bumper beams, engine blocks and precision drawn tubing.
Through Hydro Polymers we are a leading northern European producer of the plastics raw material polyvinyl chloride (PVC).

Business and Operating Information      9
About Hydro
Strategic direction
Our aim is to further develop globally our core business areas of energy and aluminium. The main challenges we face are to increase oil and gas reserves and substantially improve profitability in the aluminium business.
Oil & Energy is engaged in intensive exploration in Norway and abroad, while also increasing recovery from existing fields. We are determined to strengthen our international oil business and our position in the European energy market.
We will play a leading role in developing the next generation of primary aluminium production capacity, and are planning the construction of a major metal plant in Qatar. Downstream we are implementing a comprehensive turnaround operation in order to substantially improve results.
The Hydro Way
Hydro’s mission is to create a more viable society by developing natural resources and products in innovative and efficient ways.
The way we work is characterized by our institutional talents:
•	An ability to develop source businesses

•	A drive to optimize

•	An instinct to commercialize

•	A passion for social commerce
Our mission, institutional talents and values — courage, respect, cooperation, determination and foresight — together create a platform, The Hydro Way, that has contributed to value creation for more than 100 years and will influence us in the future. We are continuously developing our corporate culture, work practices and commercial outlook with a view to long-term value creation.

10      Business and Operating Information
            About Hydro

THE ORMEN LANGE GAS FIELD DEVELOPMENT	THE QATALUM ALUMINIUM SMELTER PROJECT

Hydro’s Oil & Energy business consists of the sub-segments, Exploration and Production and Energy and Oil Marketing.
•	Exploration and Production consists of Hydro’s oil and gas exploration activities, field development activities and the operation of production and oil transportation facilities.

•	Energy and Oil Marketing consists of Hydro’s commercial operations in the oil, natural gas and power sectors, the operation of Hydro’s hydroelectric power stations, management of Hydro’s interest in the gas transportation system on the Norwegian Continental Shelf (NCS) as well as Hydro’s seaborne transportation of crude oil, natural gas liquids and other petroleum products and the marketing and sales of refined petroleum products (e.g., gasoline, diesel and heating oil). Energy and Oil Marketing also includes Hydro’s new energy business activities.
Hydro’s Aluminium business consists of the sub-segments;
•	Primary Metals and Metal Products consists of Hydro’s upstream activities, principally the production and sale of primary aluminium. Hydro’s metals activities also includes the processing of scrap and ingot for the mid- and downstream markets, all aluminium and raw materials trading activities and Hydro’s high purity aluminium business. As of 1 January 2005, Hydro’s magnesium activities have been included as part of Hydro’s automotive operations.

•	Rolled Products consists of Hydro’s cold rolling mills primarily located in Europe. Rolled Products also includes Hydro’s 50 percent interest in the AluNorf hot rolling mill located in Germany.

•	Extrusion and Automotive consists of Hydro’s extruded products business focused mainly on the building, construction and transportation industry sectors and its precision tubing, structures and casting business operations primarily serving to the automotive industry. Hydro’s extrusion and automotive sub-segment also includes its magnesium operations.

Business and Operating Information      11
About Hydro
History and Development of the Company
Norsk Hydro ASA was organized under Norwegian law as a public company in 1905 to utilize Norway’s large hydroelectric energy resources for the industrial production of nitrogen fertilizers. In the years since, energy, in the form of hydroelectric power, natural gas and petroleum, has been the basis for Hydro’s growth and the common link among its core business activities.
     Following the end of the Second World War, Hydro expanded into a number of new businesses. In 1951, Hydro began to produce magnesium metal and polyvinyl chloride at Porsgrunn, Norway. In 1967, Hydro opened an aluminium reduction plant and semi-fabricating facilities at Karmøy, Norway, and built the Røldal-Suldal hydroelectric power project to provide energy to the Karmøy facilities.
     In 1965 and 1967, Hydro commenced production of ammonia at two large ammonia plants in Norway, one of which made use of naphtha and the other, heavy fuel oil, as feedstocks (i.e., sources of hydrogen) in the ammonia production process. Hydro had previously depended on the electrolysis of water to provide the hydrogen needed to produce ammonia used in nitrogen-based fertilizers. The discovery of natural gas in the Netherlands and on the continental shelf off England in the North Sea created a new and competing source of feedstock for ammonia in Europe. Consequently, Hydro began to take steps to ensure that it could continue to compete with other European producers of ammonia that were obtaining access to these relatively inexpensive natural gas supplies. As a result, Hydro began to investigate various opportunities to participate in oil and gas production. In 1965, Hydro obtained concessions from the Norwegian State to explore for petroleum on the NCS.
     Hydro and its partners discovered oil and gas in the Ekofisk field in 1969 and in the Frigg field in 1971. Exploration of these discoveries ensured Hydro a source of feedstock for its fertilizer plants and also brought Hydro into the petroleum refining and marketing business. In 1975, Hydro began oil refining operations at Mongstad, Norway.
     Norway’s natural gas liquids resources and Hydro’s experience in the chemical process industry served as the foundation for its investments in the petrochemicals industry in Norway, and in 1978, Hydro commenced production of ethylene and vinyl chloride monomer.
     In the 1980s, Hydro acquired a number of businesses, both in Norway and in other areas. Hydro’s expansion of its fertilizer operations resulted in Hydro becoming one of the leading suppliers of fertilizer in Europe. Hydro also entered a new era as an oil company, becoming operator of the Oseberg offshore oil field. Hydro also developed or tested new technologies for deep-water oil and gas production and horizontal drilling, which Hydro subsequently put to commercial use in developing the Troll oil project. In 1986-87, Hydro acquired the Norwegian State-owned aluminium company, Årdal og Sunndal Verk, and several European aluminium extrusion plants from Alcan and Alcoa, thus establishing Hydro Aluminium as a major business within Hydro and an important player in the European aluminium industry.
In recent years, each of Oil & Energys’ and Aluminiums’ businesses has grown as a result of substantial investments, including several acquisitions. In 1999, Hydro acquired Saga Petroleum ASA, a Norwegian-based oil company, merging Saga’s operations into Oil & Energy. In 2002, Hydro acquired interests in eight oil and gas licenses on the NCS from the Norwegian State. This acquisition increased Hydro’s interests in the Oseberg, Tune and Grane fields, where Hydro is the operator. Hydro paid NOK 3.45 billion (USD 415 million) for the license interests which expire between 2015 and 2032. In 2005, Hydro acquired all of the shares of Spinnaker Exploration Company in an all-cash transaction for USD 2.45 billion (NOK 16.5 billion). In March 2002, Hydro acquired all the outstanding shares of VAW Aluminium AG for a total purchase price, including indirect acquisition costs, of euro 1,911 million (NOK 14.8 billion; USD 1.7 billion). Earlier in that same year, Hydro acquired the French building systems supplier, Technal. A significant portion of the expansion of these two core business areas has been financed through the sale of non-core businesses. In March of 2004, Hydro completed the demerger of its Agri business transferring all assets, rights, liabilities and obligations primarily relating to the Agri business to Yara International ASA.
Other Information
As a public limited company organized under Norwegian law, the Company is subject to the provisions of the Norwegian act relating to public limited liability companies (i.e., the Norwegian Public Limited Companies Act).
     Hydro’s principal executive offices are located at Drammensveien 264, Vækerø, N-0240 Oslo, Norway; telephone number: 47-22-53-81- 00. The Company’s registered agent in the United States is Glenn Smyth, whose address is c/o Hydro Gulf of Mexico, Inc., 1200 Smith Street, Suite 800, Huston TX 77002, United States; telephone number: (713) 759 1770. Hydro’s internet site is www.hydro.com
     The information on Hydro’s website is not incorporated by reference to this report and should not be considered part of this report.
     Hydro has three significant subsidiaries as that term is defined by applicable rules of the US Securities and Exchange Commission (SEC), all of which are owned 100 percent. They are Norsk Hydro Produksjon AS and Hydro Aluminium AS, both incorporated in Norway and Hydro Aluminium Deutschland GmbH which is incorporated in Germany.

12     Business and Operating Information
            Business Description
Oil & Energy

EXPLORATION AND PRODUCTION CORE AREAS

Exploration and Production
Introduction1)
Hydro has a significant position on the NCS, where it is the second-largest operator. Total average daily oil and natural gas production in 2005 from Hydro operated fields was approximately 904,000 barrels of oil equivalents (boe). In 2005, approximately 90 percent of Hydro’s average daily equity production of 563,000 boe was from the NCS.
     Hydro is the operator of 11 producing oil and gas fields on the NCS: Oseberg, Oseberg Øst (East), Oseberg Sør (South), Brage, Tune, Njord, Troll Oil (Troll B and C), Heimdal, Vale, Grane and Fram Vest. Hydro is also the operator of the development phase of the Ormen Lange gas field, the largest field presently under development on the NCS.
     In 2005, Hydro’s international oil production represented approximately 10 percent of its total oil and gas production. Hydro has producing fields in Canada, Angola, Russia, Libya, and in the US Gulf of Mexico (GoM). In addition, Hydro is involved in exploration activities in other countries, including Denmark, Iran and Nigeria. Hydro continues to focus on developing its international oil and gas business. Hydro’s technological competence, including the application of leading-edge reservoir and development solutions developed through its experience as an operator of oil and gas producing fields in the harsh Norwegian offshore environment, is making an important contribution in its international expansion.

1)	See Terms and Definitions at the end of this report for a description of terms used throughout the business description of the Oil & Energy segment. These terms have the meanings indicated unless the context indicates otherwise.

Business and Operating Information      13
Business Description

HIGH OIL PRICE DRIVEN BY SUPPLY CONCERNS	WORLD OIL PRODUCTION BY SOURCE

Industry overview
High crude oil price levels
Crude oil prices have steadily increased in recent years. In 2005, crude oil prices increased even further, with daily oil price quotations reaching new record levels in nominal terms several times during the year. Brent Dated averaged USD 54.5 per barrel in 2005, USD 16.3 per barrel higher than in 2004. While the oil price increase in 2004 was mainly driven by exceptionally high growth in demand, prices in 2005 were primarily influenced by supply constraints. The key price drivers in 2005 have been a very tight oil market due to weak growth in non-OPEC production, low OPEC spare capacity and a strained refinery sector. As a result, the oil market was highly exposed to unforeseen production outages that kept oil prices high for large parts of 2005. OPEC spare production capacity was at record low during 2005, at one million barrels per day on average, and mostly comprised of heavy sour crude grades not demanded by refineries. Average non-OPEC production growth was 0.1 million barrels per day in 2005, compared with 1.1 million barrels per day in 2004. The weakening growth rate was primarily due to a substantial decline in production growth in Russia and hurricanes in the GoM, which caused substantial damage to both production and refinery facilities. As a consequence, crude oil prices, refined product prices and refinery margins reached record levels in August and September. As oil production and refinery capacity came back on-stream, prices and refinery margins returned to more normal levels towards year-end.
Exploration becoming increasingly challenging
Uncertain oil prices and increasing technical challenges have led to lower exploration investments in recent years. The result has been reduced reserve replacement ratios. According to IHS Energy, discoveries have failed to replace oil production for nearly 20 years and gas production has exceeded discoveries since 1990. High oil and gas prices now create an opportunity for companies to step up exploration activity in order to secure long-term production.
     Inflationary pressures, increased competition for exploration areas and capacity constraints are continuing to drive up exploration costs. Because it is becoming increasingly difficult to replace oil production by new discoveries, advances in reservoir management technology to achieve increased oil recovery (IOR) are becoming more important. Fewer major discoveries has also increased the focus on developing viable solutions for exploiting smaller oil fields.
The NCS — a maturing oil province
Norway’s oil production continued to decline in 2005, with total oil production reduced by about 9 percent compared to 2004. Oil production from new developments is not keeping pace with production declines from maturing fields.
     Increasing gas production offset to some extent the negative trend in oil production. In 2005, approximately 84 billion cubic metres of gas were sold from the NCS, an increase of nearly 8 percent compared to 2004. Combined with increased condensate and natural gas liquids (NGL) production, total petroleum production for 2005 resulted in a decrease of 2 percent compared to 2004.
     Increased access to attractive acreage on the NCS would lead to an increase in the exploration and development activity. In December 2003, the Norwegian government decided to allow further petroleum activities within areas already open for exploration in the southern part of the Barents Sea with some exceptions. In the fall of 2005, the Norwegian government stated that Nordland VI will not be re-opened in the next four years. An integrated management plan for other areas outside Lofoten and northwards, including the Barents Sea, is expected to be finalized in the spring of 2006.

14      Business and Operating Information
            Business Description

PROFITABLE PRODUCTION GROWTH	MASTERING THE NCS CHALLENGE

Strategy
Hydro’s goal is to position itself as one of the most profitable players in the upstream oil and gas business by exploiting its core competencies, underlying all elements of the value chain, including exploration, design, execution and operations. In addition, Hydro is determined to maintain a strong commercial attitude in all its endeavours to create value. To achieve its goals, Hydro intends to focus its exploration and production activities on:
•	Delivering strong production growth based on Hydro’s existing portfolio in well-defined, profitable projects. Hydro’s total equity production of oil and gas increased from 270,000 boe per day in 1998 to 563,000 boe per day in 2005. The increase included the acquisition in 1999 of Saga Petroleum, start-up production from Hydro’s international activities, increased ownership interests on the NCS acquired from the Norwegian State in the Oseberg, Tune and Grane fields in 2002, as well as organic growth on the NCS. Hydro’s international production will become increasingly important for medium-term growth;

•	Building the basis for future, long-term production through three avenues for growth:
–	the optimal development and exploitation of existing assets to secure a solid foundation for new opportunities;

–	improved exploration work processes as a source of longer-term growth. Hydro has increased its exploration activity to take advantage of its attractive exploration portfolio with balanced risk and geography profiles;

–	acquiring proven resources where Hydro’s core competencies and expertise (including advanced drilling techniques, flow-assurance, reservoir management and execution of complex and technologically challenging projects) can add value to assets traded in the market-place. In addition, the acquisition of technical resources continues to provide attractive potential through the application of Hydro’s distinct capabilities;
•	Capturing the opportunities on the NCS. Hydro intends to capitalize on its extensive field development portfolio through technological advances and innovative field development solutions. Many of Hydro’s oil fields on the NCS contain large amounts of gas. As a result, Hydro’s current portfolio on the NCS will become increasingly linked to gas. These gas resources are highly profitable because most of the necessary infrastructure is in place and flexible export opportunities exist. There is also a potential for further infrastructure-led exploration on the NCS. Existing infrastructure with spare liquid capacity is a key driver for exploration in maturing areas; and

•	Continuing to pursue cost improvements in exploration and production activities. As fields on the NCS mature and production declines, high priority will be given to reducing costs and implementing measures to increase production on existing fields, including IOR measures and development of satellite fields. Hydro’s objective is to maintain and improve its status as an efficient operator, and Hydro will continue its efforts to drive down costs on operated facilities despite the underlying maturing nature of the portfolio. Active infrastructure-led exploration is also a key factor in maintaining production cost per barrel at a profitable level and extending the life of the infrastructure in the tail-end production phase.
See Financial Review for further information relating to 2005 performance and targets going forward.

Business and Operating Information      15
Business Description

EXPLORATION SUCCESS — 14 DISCOVERIES IN 2005

Operational information
Exploration activity
Norway. In 2005, Hydro participated in eight exploratory wells and three exploration extensions of production wells. Nine of the wells were Hydro-operated, and six of them have resulted in commercial discoveries. In the Oseberg area both the J-Central and the B-South discovery are expected to enter production. In the Troll/Sogn area Hydro made three commercial discoveries; the Astero oil discovery north of Fram, the Peon shallow gas discovery in block 35/2, and a discovery of oil in the Brent Group beneath the Troll field. Hydro also participated in the M5 discovery south of Snorre. In addition to these commercial discoveries, Hydro is the operator of the deepwater Stetind discovery in the Norwegian Sea. The commerciality of this discovery will be appraised in 2007. The two wells in the Barents Sea, Obelix operated by Hydro and Guovca operated by Statoil, proved disappointing.
     Hydro was awarded a total of 17 new licenses as part of the Awards in Predefined Areas (APA) 2005 round. Several of these licenses are extensions of existing licenses, but there are also a number of new opportunities in the awarded acreage. In addition, Hydro has applied for new licenses in the 19th Concession Round, which are expected to be awarded in the first quarter of 2006. In total, Hydro has a sizeable and balanced exploration portfolio on the NCS, near infrastructure as well as in frontier areas, comprising acreage extending from the southernmost Farsund Basin to the Barents Sea.
     Angola. Two appraisal wells were successfully completed on Block 17 (Perpetua 2 and Lirio 2). Hydro holds a 30 percent interest in Block 34 and is the technical assistant to the operator; the Angolan national oil company Sonangol P&P. In 2005, Sonangol P&P signed an agreement with the Concessionaire to enter into the second exploration phase for Block 34. One exploration well remains to be drilled in Block 34 and alternative exploration models will be evaluated for the well.
In October 2005, Hydro signed a Production Sharing Agreement (PSA) for a 20 percent share in Block 4, which comprises the Gimboa discovery. Gimboa is currently being matured for development, and the project is scheduled to be sanctioned in 2006. There are also plans to carry out additional exploration activity on Block 4. The Block 4 PSA includes a commitment of one exploration well.
     Canada. One exploration well was spudded in 2005 on the Hibernia South Extension with results expected late in the first quarter of 2006. Hydro’s strategy in Canada includes infrastructure-led exploration, maturing the existing exploration license portfolio and assessing risks and volumes in immature basins on the Grand Banks and on the Scotian Shelf.
     Russia. Hydro is cooperating with Gazprom, Sevmorneftgaz, and Gazflot in planning and drilling of appraisal well number seven on Shtokman. The well is planned for drilling during 2006.
     Libya. Hydro is taking part in oil exploration in the Murzuq basin. Six exploration wells relating to licenses NC 186 and NC 190 in the Murzuq basin were drilled during 2005. All three exploration wells in NC 186 were new oil field discoveries. The new fields are situated near the existing production facilities in NC 186 and are regarded as commercial. In NC 190, two of the wells were dry and the third well is under evaluation. One appraisal well relating to license NC 186 was being drilled at year-end. Hydro’s equity share of the fields in NC 186, NC 187 and NC 190 in the Murzuq basin is 20 percent in the exploration phase, 10 percent in the development phase and 8 percent in the production phase. The exploration and appraisal program in Libya will continue in 2006 with the planned drilling of further wells relating to the Murzuq licenses.
     In 2005, Hydro was awarded contract area 146 — block 1 in the Murzuq basin. Hydro is the operator with an equity share of 100 percent in the exploration phase, 50 percent in the development phase and 7 percent in the production phase. The block covers an area of 2,492

16      Business and Operating Information
            Business Description
square kilometres. As part of the minimum work program obligation, Hydro plans to acquire 750 km of 2D seismic and drill two exploration wells within the licensed area during the next three years.
     Iran. In April 2000, Hydro entered into a contract with the National Iranian Oil Company for the exploration of the Anaran Block close to the Iraqi border. The Anaran Block covers an area of approximately 3,200 square kilometres, of which Hydro will acquire 1,000 km of 2D seismic and drill five wells. The contract had a term of 4.5 years with an option for a one-year extension. In July 2004, Hydro was granted the one-year extension until October 2005. The Azar 2 well was spudded in May 2004, and resulted in a discovery in 2005, giving Hydro an additional one-year extension of the contract period. The agreement provides Hydro with the right to enter into negotiations for a buy-back agreement to develop reserves in the event of a commercial discovery. A commerciality report was submitted in December 2005. Pending approval on commerciality, a Master Development Plan will be made and negotiations on a field development contract will start. Hydro is currently drilling the next well in Anaran, Changuleh West, which is expected to be finished during the summer of 2006. Hydro’s interest in the Anaran exploration contract is 75 percent.
     US Gulf of Mexico. During 2005, Hydro participated in an unsuccessful exploration sidetrack of a development well in the Lorien field. Hydro was awarded nine new exploration blocks from lease sales held in March and August of 2005. In December 2005, Hydro acquired Spinnaker Exploration Company (Spinnaker), an independent energy company engaged in the exploration, development and production of oil and gas mainly in the GoM. Spinnaker’s portfolio includes significant exploration acreage, comprising deepwater and deep-shelf prospects, as well as an extensive seismic database covering most of the Gulf of Mexico.
     The Spinnaker assets add major exploration areas to Hydro’s portfolio, including the Gulf of Mexico shelf, Front Runner, Thunder Hawk, and the Eastern Gulf. On the Gulf of Mexico shelf, Hydro now holds a significant inventory of leasehold acreage and oil and gas prospects. The shelf provides an opportunity for growth in near-term production. Hydro expects to participate in approximately 12 exploration wells on the shelf in 2006 and a total of 20 wells in the GoM during 2006. The Thunder Hawk oil discoveries, operated by Murphy Oil Corporation, are located in the Mississippi Canyon. Hydro is continuing to delineate the Thunder Hawk field, and is considering various development options. First production from Thunder Hawk is anticipated in 2008. (See Development and Field descriptions later in this section for more information on Eastern Gulf and Frontrunner).
     Nigeria. Hydro acquired two exploration licenses in Nigeria through the acquisition of Spinnaker. Hydro expects to spud two exploration wells in 2006.
     Denmark. In 2005, a successful appraisal well was drilled on Hejre in license 5/98. Hydro has a 25 percent interest in Hejre. A development plan for the Hejre discovery is expected to be filed in 2007. In 2005, Hydro applied for new licenses in the Danish sixth Concession Round. Hydro was awarded four licenses in March 2006, which add to the two exploration licenses the Company already participates in.
     Madagascar. Hydro holds a 30 percent share in the offshore Majunga license. Seismic data is currently under evaluation, and drilling alternatives will be evaluated during 2006 prior to potential drilling decisions.
     Morocco. In July 2005, Hydro signed an offshore exploration agreement covering four licences in North-West Safi in Morocco. Hydro, as operator of the exploration program with an ownership interest of 48.75 percent, has completed a large 3D seismic acquisition project. A decision regarding possible drilling operations is expected in the first half of 2007.
     Mozambique. In December 2005, the Mozambican government approved Hydro’s Exploration and Production Concession (EPC) Contract for the areas 2 and 5 off the Mozambique coast. The blocks are located in the Rovuma basin stretching eastwards from coastal shallow waters into deepwaters. The contract was signed in February 2006. Hydro is the operator with a 90 percent interest.
     Cuba. In 2005, Hydro entered into an agreement with Spanish oil company Repsol-YPF to acquire a 30 percent participating interest in the deepwater exploration Blocks 25, 26, 27, 28, 29 and 36 in Cuba. The acquisition is subject to approval by the Cuban government.

Business and Operating Information      17
Business Description
Drilling information
The following tables reflect the number of exploratory oil and gas wells drilled by Hydro as of 31 December 2005. The first table reflects all of the gross and net exploratory wells and exploration extensions of production wells drilled and completed during the years indicated. The second table reflects the gross and net exploratory wells in the process of being drilled as of 31 December 2005. A total of 22 exploration targets were drilled and completed in 2005, of which 13 wells so far have been deemed productive. The commerciality of the Stetind discovery on the NCS is still to be determined. In addition, the NC 190 E1 appraisal well in Libya completed mid December is still under evaluation. In addition, 9 wells were in the process of being drilled at year-end.

DRILLING ACTIVITY
		Norway			International			Total
		2005	2004	2003	2005	2004	2003	2005	2004	2003

Exploratory wells

Productive 1)	Gross 3)	4	2	2	7	9	1	11	11	3
	Net 4)	1.32	0.33	0.4	1.8	1.8	0.1	3.12	2.13	0.5
Dry 2)	Gross 3)	3	4	4	2	2	6	5	6	10
	Net 4)	0.84	1.05	0.8	0.4	0.45	1.64	1.24	1.5	2.42
Under evaluation 5)	Gross 3)	1	—	—	1	—	—	2	—	—
	Net 4)	0.3	—	—	0.2	—	—	0.5	—	—

Exploration extensions of production wells

Productive 1)	Gross 3)	2	3	5	—	—	—	2	3	5
	Net 4)	0.44	0.47	0.83	—	—	—	0.44	0.47	0.83
Dry 2)	Gross 3)	1	—	—	1	—	—	2	—	—
	Net 4)	0.4	—	—	0.3	—	—	0.7	—	—

Total exploration targets drilled

Productive 1)	Gross 3)	6	5	7	7	9	1	13	14	8
	Net 4)	1.76	0.8	1.23	1.8	1.8	0.1	3.56	2.6	1.33
Dry 2)	Gross 3)	4	4	4	3	2	6	7	6	10
	Net 4)	1.24	1.05	0.8	0.7	0.45	1.64	1.94	1.5	2.42
Under evaluation 5)	Gross 3)	1	—	—	1	—	—	2	—	—
	Net 4)	0.3	—	—	0.2	—	—	0.5	—	—

1)	A productive well is an exploratory well deemed to be commercially viable.

2)	A dry well is an exploratory well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

3)	A gross well is a well in which a whole or fractional working interest is owned.

4)	A net well is the sum of the whole fractional working interests in gross wells which equal one.

5)	A well under evaluation is a well that has not yet been determined to be either productive or dry.

IN PROCESS DRILLING ACTIVITIES
As of 31 December 2005		Norway	International	Total

Exploratory	Gross	1	8	9
	Net	0.1	3	3.1

As part of its exploration program in 2006, Hydro, as operator and partner, plans to spud approximately 60 wells. About 20-25 of these wells are on the NCS, and will mainly be drilled close to existing infrastructure. Internationally, Hydro plans to participate in around 35-40 wells, mainly in the GoM and in Libya.

18	Business and Operating Information
Business Description
Developed and undeveloped acreage
The following table summarizes Hydro’s net and gross developed and undeveloped acreage as of 31 December 2005.

DEVELOPED AND UNDEVELOPED ACREAGE

As of 31 December 2005	Developed acreage 1)	in square kilometers	Undeveloped acreage 2)	in square kilometers

	Gross 3)	Net 3)	Gross 3)	Net 3)

NCS 4)	9,290	1,757	30,504	12,445
Angola	176	18	12,637	2,950
Canada	379	36	11,520	4,848
Gulf of Mexico	895	438	8,085	4,538
Libya	5,562	660	33,784	2,678
Iran			3,200	2,400
Russia	350	140
Morocco			6,663	3,248
Nigeria			4,887	669
Madagascar			17,836	5,351

Total	16,652	3,049	129,115	39,127

1)	Developed acreage is acreage spaced or assignable to productive wells.

2)	Undeveloped acreage is the acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas, regardless of whether or not such acreage contains proved reserves.

3)	Gross acreage includes the total number of square kilometers in which the company has an interest. Net acreage is the sum of the company’s fractional interests in gross acreage.

4)	Hydro also has interests in four exploration areas with a total of 9 optional licenses on the NCS, of which it is operator of one area. Each of the optional licenses may turn into a license under normal conditions if the partners commit to an exploration well following seismic evaluations. These four exploration areas cover an additional gross area of more than 14,000 square km and a net area of about 4,480 square km.
Hydro’s investment in developed and undeveloped acreage is comprised of numerous concessions, blocks and leases. The terms and conditions under which Hydro maintains exploration and/or production rights to the acreage are property-specific, contractually-defined and vary significantly.
Reserve information
At the end of 2005, Hydro’s share of proved developed reserves of oil and gas was estimated to be 1,483 million boe. Hydro’s share of proved undeveloped reserves accounted for an additional 563 million boe. Total developed and undeveloped proved reserves amounted to 2,046 million boe, of which gas reserves represented approximately 58 percent.
     Reserve life, defined as the number of years of production from proved reserves at the present production level, was approximately 10 years at the end of 2005, with approximately 6 years for oil and approximately 20 years for gas.
     The following table summarizes Hydro’s net quantities of proved oil and gas reserves as of 31 December 2005, 2004 and 2003.

OIL AND GAS RESERVES

Oil in millions of boe	2005			2004			2003
Gas in billions of cubic feet (bcf)	Norway	Int’l 1)	Total	Norway	Int’l 1)	Total	Norway	Int’l 1)	Total

Proved oil reserves, developed and undeveloped 2)	693	160	853	749	156	905	839	154	993

Of which developed	576	93	669	607	97	704	690	88	778

Proved gas reserves, developed and undeveloped 2)	6,571	190	6,761	6,626		6,626	7,317		7,317

Of which developed	4,551	58	4,609	4,197		4,197	4,415		4,415

Proved oil and gas reserves, developed and undeveloped 2)	1,854	192	2,046	1,920	156	2,076	2,134	154	2,288

Of which developed	1,380	103	1,483	1,350	97	1,447	1,470	88	1,558

1)	Reserves reflected in the International columns are shown net of royalties in kind and the government’s share of profit oil.

2)	For the definition of proved reserves, proved developed reserves and proved undeveloped reserves, and applicable conversion factors, see Terms and Definitions at the end of this report.

Business and Operating Information	19
Business Description
Proved reserves are estimates and are expected to be revised as oil and gas are produced and additional data become available. Accordingly, recoverable reserves are subject to upward and downward adjustments from time to time. Please see the discussion under Financial Review — Hydro’s Critical Accounting Policies — Proved Oil and Gas Reserves later in this report.
     An analysis of changes to proved developed and proved undeveloped reserves of oil and gas as of and for the three years ended 31 December 2005, 2004 and 2003 is included in the table in Note 27 — to the Consolidated Financial Statements. Estimates of the proved reserves, presented on an individual field basis, as of 31 December 2005, can be found in the table below.

PROVED RESERVES

				Hydro's share
As of 31 December 2005			Hydro's	Total	Oil/NGL	Gas	Gas	Prod.
Field	Block	Operator	%-interest	mill. boe	mill. boe	bill. scf	bill. Sm3	start up

Troll	31/2, 31/3, 31/5, 31/6	Hydro / Statoil	9.78	485	45	2,551	72.1	1995 1996
Oseberg fields	30/6, 30/9	Hydro	34.00	308	85	1,240	35.0	1988
Ormen Lange	6304/9 6305/1,2,4,5,7,8	Hydro / Shell 1)	18.07	235	14	1,245	35.2	2007
Grane	25/11	Hydro	38.00	160	160	0	—	2003
Åsgard	6407/2, 6506/11,12, 6507/11	Statoil	9.60	130	53	434	12.3	1999
Ekofisk fields	2/4, 2/5, 2/7	ConocoPhillips	5.81 - 6.65	100	87	70	2.0	1971
Snorre fields	34/4, 34/7, 33/9	Statoil	5.98 - 17.65	88	86	9	0.3	1992
Visund	34/8, 34/7	Statoil	20.30	69	21	269	7.6	1999
Kristin	6406/2, 6506/11	Statoil	14.00	57	34	128	3.6	2005
Gullfaks fields	34/10, 33/12	Statoil	9.00	43	27	85	2.4	1986
Kvitebjørn	34/11	Statoil	15.00	38	10	149	4.2	2004
Sleipner fields	15/6, 15/9, 16/7	Statoil	8.85 - 10.00	36	10	141	4.0	1993
Fram	35/11	Hydro	25.00	20	12	41	1.2	2003
Tyrihans	6407/1	Statoil	12.00	19	13	36	1.0	2009
Mikkel	6407/5,6	Statoil	10.00	16	6	52	1.5	2003
Njord	6407/7,10	Hydro	20.00	16	7	50	1.4	1997
Norne/Urd	6608/10, 6508/1	Statoil	8.10 - 13.5	14	11	18	0.5	1997
Heimdal fields	25/4, 25/5	Hydro / Total	10.00 - 28.85	6	2	21	0.6	1985
Tune	30/8, 30/5, 30/6	Hydro	40.00	6	1	27	0.8	2002
Volve	15/9	Statoil	9.40	5	5	3	0.1	2007
Ringhorne øst	25/8	Exxon Mobil	11.70	2	2	1	—	2006
Brage	31/4, 30/6, 31/7	Hydro	20.00	1	1	0	—	1993

Total Norway				1,854	693	6,571	185.7

Terra Nova	Grand Banks, Canada	Petro-Canada	15.00	34	34	0	—	2002
Dalia 3)	Block 17, Angola	Total	10.00	27	27	0	—	2006
Hibernia	Grand Banks, Canada	HMDC 2)	5.00	22	22	0	—	1997
Kharyaga 3)	Timan Pechora, Russia	Total	40.00	17	17	0	—	1999
Girassol/Jasmim 3)	Block 17, Angola	Total	10.00	12	12	0	—	2001
Mabruk 3)	Sirte Basin, Libya	Total	25.00	9	9	0	—	1995
Rosa 3)	Block 17, Angola	Total	10.00	9	9	0	—	2007
Murzuq 3)	Sirte Basin, Libya	Repsol	8.00		7	0	—	2003
Gulf of Mexico 4)				755	23	190	5.4	—

Total International				192	160	190	5.4

Total				2,046	853	6,761	191.1

1)	Hydro is operator for the field development. Shell is operator for the field operation.

2)	HMDC: Hibernia Management Development Company.

3)	Fields with production sharing agreements (PSA).

4)	Includes the Lorien field and the fields acquired through the Spinnaker acquisition.

20	Business and Operating Information
Business Description
Development
In 2005, Hydro invested NOK 12,854 million in the development of new and existing fields and transportation systems compared to NOK 10,678 million and NOK 8,487 million in 2004 and 2003, respectively. These amounts include changes in estimates for asset retirement costs and new accruals for fields that commenced production during the year. The implementation of SFAS 143 Accounting for Asset Retirement Obligations resulted in an additional charge of NOK 1,089 million for 2003, which is not included in the above amount. For more information on Hydro’s adoption of SFAS 143, see Note 1 — to the Consolidated Financial Statements. Hydro’s most important exploration and production development projects in 2005 were the Ormen Lange, Dalia and Kristin fields.
     A summary of new fields under development as of 31 December 2005 is included in the following table (see Field descriptions — Fields under development sections). Only the main fields are presented in the table. Development projects in connection with fields under production and smaller satellite developments relating to fields in production are described under the Field descriptions — Operating fields section.

FIELDS UNDER DEVELOPMENT

					Total	Investment
				Production	estimated	incurred to	Hydro's
			Approved for	scheduled to	investment 1)	date 1)	equity
Field	Type of field	Operator	development	commence	(in NOK billion)	(in NOK billion)	share

Norway

Ormen Lange 2)	Gas/Condensate	Hydro	April 2004	October 2007	52.7	15.9	18.0728%
Vilje	Oil	Hydro	March 2005	February 2007	2.3	0.5	28.8%
Gimle	Oil	Statoil	Pending approval	Test production from February 2005	0.6	0.2	Pending
Ring home øst	Oil	ExxonMobil	November 2005	April 2006	1.2	0.1	11.7%
Tyrihans	Oil/Gas	Statoil	February 2006	July 2009	14.5	0.2	12%
Volve	Oil	Statoil	April 2005	April 2007	2	0.2	10%

International

Eastern Gulf 3)	Gas	Dominion/ Anadarko/ Hydro	November 2004	February - May 2007	4.3	1.8	18.3-50	% 3)
Lorien	Oil	Noble Energy	July 2005	April 2006	1.4	1.3	30%
Dalia	Oil	Total	April 2003	September 2006	29.2	14.7	10%
Rosa	Oil	Total	August 2004	April 2007	14.7	5.7	10%

1)	Total estimated investment and Investment incurred to date amounts are as of 31 December 2005. These amounts represent the total estimated investment based on the PDO or current cost estimate and total incurred investment for the applicable field, respectively. All amounts are in nominal values (i.e., not discounted to present value). The exchange rate used for the international fields was US dollar/NOK 6.7687 as of 30 December 2005.

2)	The total estimated investment for Ormen Lange excludes the cost of the Langeled gas export pipeline.

3)	Includes the San Jacinto (Hydro’s share 26.67 percent), Spiderman (Hydro’s share 18.33 percent), and Q fields (Hydro’s share 50 percent).
In connection with the development projects described in this section, Hydro has invested (excluding internal costs) NOK 0.3 billion, NOK 1.5 billion and NOK 3.5 billion for the years 2003, 2004 and 2005, respectively. Estimated investments for the same projects for 2006, 2007 and 2008 are NOK 5.5 billion, NOK 2.2 billion and NOK 0.9 billion, respectively.
Production
The following table includes the number of gross and net productive oil and gas wells in which Hydro had interests as of 31 December 2005. Productive wells are producing wells and wells capable of production.

PRODUCTIVE OIL AND GAS WELLS

Type of well		Norway	International	Total 1)

Crude oil	Gross	512	175	687
	Net	72	33	105
Natural gas	Gross	120	65	185
	Net	15	31	47

1)	Includes 85 wells with multiple completions (i.e., more than one formation producing into the same well bore). If one of the multiple completions in a well is an oil completion, the well is classified as an oil well.

Business and Operating Information	21
Business Description
The following table reflects Hydro’s share of the average daily production of oil and gas from fields in which Hydro had an interest during 2005 and 2004.

HYDRO’S SHARE OF AVERAGE DAILY PRODUCTION 1)

		Hydro’s share of average daily			Hydro’s share of average daily
		production in 2005			production in 2004
		Total in	Oil in	Gas in	Total in	Oil in	Gas in
		thousands	thousands	millions of	thousands	thousands	millions of
Field	Location	of boe	of boe 1)	cubic feet	of boe	of boe 1)	cubic feet

Norway

Oseberg fields 2)	North Sea	102.4	80.7	117.6	115.7	95.3	104.3
Troll	North Sea	71.5	25.6	264.8	74.9	32.1	247.6
Grane	North Sea	67.5	67.5	—	46.3	46.3	—
Snorre fields 3)	North Sea	48.5	46.2	12.6	58.1	56.2	10.7
Asgard	Norwegian Sea	35.9	19.0	94.9	37.7	21.3	92.4
Sleipner fields 4)	North Sea	35.3	10.3	136.6	32.8	10.4	122.9
Ekofisk fields 5)	North Sea	27.8	23.5	22.8	28.5	24.0	23.4
Gullfaks fields 6)	North Sea	27.0	20.5	37.0	28.6	23.0	32.0
Tune	North Sea	25.0	3.5	114.2	33.4	6.1	144.8
Kvitebjørn	North Sea	18.2	7.3	61.3	2.3	0.8	8.5
Norne/Urd 7)	Norwegian Sea	9.4	8.1	7.3	11.3	10.1	7.2
Fram	North Sea	7.8	7.8	—	12.3	12.3	—
Njord	Norwegian Sea	6.3	6.3	—	5.8	5.8	—
Mikkel	Norwegian Sea	5.9	2.8	17.4	5.5	2.6	15.5
Brage	North Sea	5.8	5.4	2.4	6.1	5.7	2.1
Visund	North Sea	5.4	4.2	6.7	6.2	6.2	—
Heimdal fields 8)	North Sea	4.1	1.1	16.5	3.8	1.3	13.3
Other fields 9)		2.4	1.7	3.6	—	—	—
Frigg		—	—	—	4.8	—	27.7

Total Norway		506.2	341.7	915.8	514.1	359.5	852.4

International

Girassol/Jasmim	Angola	20.0	20.0	—	21.7	21.7	—
Terra Nova	Canada	14.9	14.9	—	16.5	16.5	—
Hibernia	Canada	9.9	9.9	—	10.2	10.2	—
Kharyaga	Russia	6.4	6.4	—	6.7	6.7	—
Murzuq	Libya	3.0	3.0	—	0.8	0.8	—
Mabruk	Libya	2.1	2.1	—	2.0	2.0	—
Gulf of Mexico 10)	United States	0.8	0.2	3.0	—	—	—
Total International		57.1	56.6	3.0	57.9	57.9	—

Total		563.3	398.2	918.8	572.0	417.4	852.4

1)	Includes crude oil and NGL/condensate.

2)	Includes Oseberg, Oseberg Vest, Oseberg Sør and Oseberg Øst fields.

3)	Includes Snorre, Tordis, Vigdis, Statfjord Øst and Sygna fields.

4)	Includes Sleipner Vest, Sleipner Øst, Gungne and Sigyn fields.

5)	Includes Ekofisk, Eldfisk, Embla and Tor fields.

6)	Includes Gullfaks and Gullfaks Sør fields.

7)	Includes Urd from 2005.

8)	Includes Heimdal, Vale and Skirne fields.

9)	Includes Kristin and Gimle fields.

10)	Includes fields acquired through the Spinnaker acquisition beginning 14 December 2005.

22	Business and Operating Information
Business Description
The table below provides information regarding the total production of oil and gas in 2005, the remaining production period of the producing fields and the license period for such fields.

2005 PRODUCTION OF OIL AND GAS

			Hydro’s share
			Total	Oil/NGL	Gas	Gas
		Hydro’s	mill.	mill.	bill.	bill.	Remaining	Licence
Field	Operator	%-interest	boe	boe	scf	Sm3	prod. period	Period

Oseberg fields	Hydro	34.00	37	29	43	1.2	2013 – 2024	2031
Troll	Hydro / Statoil	9.78	26	9	97	2.7	2030	2030
Grane	Hydro	38.00	25	25	—	—	2023	2030
Snorre fields	Statoil	5.98 – 17.65	18	17	5	0.1	2015 – 2023	2024
Åsgard	Statoil	9.60	13	7	35	1.0	2026	2027
Sleipner fields	Statoil	8.85 – 10.00	13	4	50	1.4	2010 – 2014	2014 – 2018
Ekofisk fields	ConocoPhillips	5.81 – 6.65	10	9	8	0.2	2015 – 2028	2028
Gullfaks fields	Statoil	9.00	10	8	14	0.4	2016	2016
Tune	Hydro	40.00	9	1	42	1.2	2008	2032
KvitebjØrn	Statoil	15.00	7	3	22	0.6	2014	2031
Norne/Urd	Statoil	8.10 – 13.5	3	3	3	0.1	2016	2026
Fram	Hydro	25.00	3	3	—	—	2016	2024
Njord	Hydro	20.00	2	2	—	—	2013	2021 – 2023
Mikkel	Statoil	10.00	2	1	6	0.2	2021	2020 – 2022
Brage	Hydro	20.00	2	2	1	—	2008	2015 – 2017
Visund	Statoil	20.30	2	2	2	0.1	2023	2023
Heimdal fields	Hydro/Total	10.00 – 28.85	2	—	6	0.2	2006 – 2011	2021 – 2025
Other fields
(Kristin and Gimle)	Statoil	14.00 – 19.00	1	1	1	—	2024	2027 – 2033

Total Norway			185	125	334	9.4

Girassol/Jasmim	Total	10.00	7	7	—	—	2020 – 2022	2022
Terra Nova	Petro–Canada	15.00	5	5	—	—	2016	2093
Hibernia	HMDC 1)	5.00	4	4	—	—	2030	2085
Kharyaga	Total	40.00	2	2	—	—	2030	2031
Murzuq	Repsol	8.00	1	1	—	—	2023	2028
Mabruk	Total	25.00	1	1	—	—	2028	2028
Gulf of Mexico 2)			—	—	1	—

Total International			21	21	1	—

Total			206	146	335	9.4

1)	HMDC: Hibernia Management Development Company.

2)	Includes fields acquired through the Spinnaker acquisition beginning 14 December 2005.

Business and Operating Information	23
Business Description

THE OSEBERG AND TROLL AREAS

Field descriptions
NCS — fields under development
Ormen Lange. Hydro is the operator during the development phase of the Ormen Lange gas field. Ormen Lange is situated in water depths of 850 to 1,100 meters in the Norwegian Sea, 100 km off the northwest coast of Norway. Based on seismic and other data, Ormen Lange is believed to be the second-largest gas field and the largest field presently under development in Norway. The field is being developed as a subsea installation linked to the Nyhamna onshore processing plant not far from the city of Molde in Norway. Production is scheduled to begin in October 2007. The related Langeled gas pipeline, which is under development, will transport gas from Ormen Lange approximately 1,200 kilometres to the UK (see Transportation of oil and gas section).
     Vilje. The Vilje oil field will be developed as a 2-well sub-sea tie-back to the Alvheim Floating Production, Storage and Offloading unit (FPSO) situated 18 km away.
     Gimle is located between the Gullfaks field, where Hydro has a 9 percent share, and Visund Outside, where Hydro has a 29 percent share. Gimle was discovered in the fall of 2004, and the discovery well was completed and put into test production in February 2005. Establishment of a production unit and commercial negotiations between Gullfaks and Visund are ongoing. The field will be developed from the Gullfaks C platform utilising the existing well and two new wells yet to be drilled.
     Ringhorne Øst is an oil discovery located within PL 027 and PL 169. The development is based on drilling four production and two water injection wells from the existing Ringhorne platform. The well streams will be partly treated at the Ringhorne platform and partly at the Balder FPSO.
     Tyrihans is situated in the Norwegian Sea approximately 40 km east of Kristin. The field will be developed with sub-sea wells. The oil and gas will be processed and exported through the Kristin platform. Injection gas for pressure support will be provided from Åsgard. The PDO was submitted for approval in July 2005, and was approved in February 2006.
     Volve is an oil discovery located within PL 046 with the same Partnership as the Sleipner Øst Field. The development is ongoing, based on a lease concept including a jack-up rig with a Floating Storage Unit. Three production wells and three injection wells as well as two water production wells are planned. The gas produced on Volve will be exported to Sleipner A for processing and export.
NCS — operating fields
Only the main producing fields and fields where there have been specific developments in 2005 are described below.
     Oseberg Area Unit. The Oseberg Area Unit includes the main Oseberg field (the Field Center installations and the Oseberg C production platform) and the two satellite fields, Oseberg Øst (East) and Oseberg Sør (South). Oil and gas from the satellites are piped to the Oseberg Field Center for processing and transportation. Oil production from the Oseberg Field Center and the Oseberg C platform are currently in the decline phase. The Oseberg Sør J-structure, which is developed with a separate sub-sea installation, started production in June 2005.
     The PDO of the Oseberg Vestflanken (West flank) was approved by the authorities in December 2003. Production started in February 2006. Oseberg Vestflanken is developed by a sub-sea installation tied into the Oseberg Field Center platforms. Total investments are estimated at NOK 2.4 billion, of which NOK 1.5 billion was invested as of 31 December 2005.
     In 2004, partners in the Oseberg license and the Norwegian authorities approved a plan for upgrading the Oseberg Øst platform to achieve a profitable solution for further drilling and well activities, and the drilling of seven new wells. Total project costs are expected to be NOK 2.1 billion, of which NOK 0.5 billion was invested as of 31 December 2005.

24	Business and Operating Information
Business Description
Production from the new wells is planned to commence early in 2007.
     In 2005, partners in the Oseberg Area Unit and the Norwegian authorities approved a plan for development and operation of the Oseberg Delta structure. Oseberg Delta is planned to be developed by a sub-sea installation tied into the Oseberg Field Center platforms. Total project costs are expected to be NOK 1.9 billion, of which NOK 0.9 billion was invested as of 31 December 2005. Production from Oseberg Delta is planned to commence late 2007.
     Tune Field. The Tune gas and condensate field (phase 1) is developed as a sub-sea satellite to Oseberg. Tune Sør is currently being developed as a single well satellite. Total investments are estimated at NOK 0.8 billion, of which NOK 0.3 billion was invested as of 31 December 2005.
     Troll Field. The Troll field is the largest gas field on the NCS and a major oil field. A staged development has taken place with Phase 1 covering gas reserves in Troll East and Phase 2 focusing on the oil reserves in Troll West. The gas development consists of a platform linked to the Kollsnes gas terminal. The oil development consists of two floating production units linked by two oil pipelines to the Mongstad terminal.
     Fram Field. The first phase of the field, Fram Vest, is developed by a sub-sea installation linked to the Troll C platform for processing. Production started in 2003. The gas will be used for re-injection for a period of approximately six years to facilitate oil recovery. After this period, gas will be transported to the Kollsnes gas terminal. The second phase of the Fram field, Fram Øst, is planned to include 5 horizontal oil production wells and 2 multilateral (branched) water injection wells, drilled from two 4-slot sub-sea templates. In April 2005, the Fram Øst PDO was approved by Norwegian Authorities. Investments are estimated at NOK 4.2 billion, of which NOK 0.9 billion was invested as of 31 December 2005. The drilling program on Fram Øst includes appraisal aspects, which could lead to a third phase of Fram field development in the future. Facilities designed for Fram Øst incorporate flexibility to add two more sub-sea templates.
     Grane Field. The Grane oil field is developed with an integrated production and drilling platform. Gas for injection into the field is imported through a 50 km pipeline from the Heimdal Gas Center to ensure optimum production of oil. The Grane field contains heavier oil than what is normally found on the NCS.
     Ekofisk Fields. Ekofisk is the oldest operating field complex within Hydro’s portfolio. The Ekofisk Area Growth project includes installing a new wellhead platform tied in to the Ekofisk II process platform. The platform jacket was installed in August 2004 and production started in October 2005. Alternatives for further development of the Ekofisk, Eldfisk and Tor fields are being discussed among the owners. A delineation well in the satellite field Embla was drilled in 2005 and is now in production.
     Gullfaks Fields. The main Gullfaks field consists of three integrated platforms. The satellite fields, Gullfaks Vest, Gullveig, Rimfaks and Gullfaks Sør, are linked to the main field. The Gulltopp satellite is under development (one long-reach well) and is expected to start production mid 2006. The PDO relating to the Skinfaks/Rimfaks IOR project was approved by the Norwegian authorities in February 2005. Production is planned to start in December 2006 from Rimfaks and in May 2007 from Skinfaks. Recovery from Rimfaks will be improved by drilling supplementary wells. The development solution for the Skinfaks discovery is based on a sub-sea production system tied back to the Gullfaks C platform. The total project investment is estimated at approximately NOK 3.5 billion, of which NOK 800 million was invested as of 31 December 2005.
     Åsgard Field. The Åsgard Unit covers the three fields, Midgard, Smørbukk and Smørbukk Sør. The field is developed with a production ship (Åsgard A) for oil and condensate production and a floating production platform (Åsgard B) for condensate and gas production and a storage vessel (Åsgard C).
     Sleipner Fields. The Sleipner fields include Sleipner Øst, Sleipner Vest and the satellite fields Gungne and Sigyn. Sleipner Øst, Gungne and Sigyn are produced through the Sleipner A platform, while Sleipner Vest is produced through the Sleipner B wellhead platform and the Sleipner T gas treatment facility.
     Kvitebjørn Field. The field is developed with a fixed production platform. Production commenced at the end of September 2004, but drilling of production wells will continue in 2006.
     Snorre Fields. The Snorre fields include the Snorre, Tordis, Vigdis, Statfjord Øst and Sygna fields. Given the significant upside potential in the area, several projects for IOR have been initiated. Phase two of the Vigdis extention project is an important IOR initiative for the field, with total investments estimated at NOK 1.2 billion. Production from one producer and one injector is expected in spring 2007. The Tordis IOR project was approved by the Norwegian government in December 2005, and total investments are estimated at approximately NOK 2 billion.
     Visund Field. The Visund field is developed with a floating production unit. Oil is stored in and shipped from Gullfaks A. Gas export from Visund started in October 2005. A gas export pipeline is connected to the Kvitebjørn gas pipeline for transport to the Kollsnes terminal.
     Njord Field. The Njord installation consists of a floating production unit (Njord A) combined with a tanker, Njord Bravo, for storage and loading of oil. Gas produced is re-injected into the field to maintain reservoir pressure. In January 2005, the PDO for gas export from the Njord field was approved. Investments are estimated to be NOK 1.2 billion, of which NOK 123 million was invested as of 31 December 2005. Gas exports are planned to commence late in 2007. The gas will be exported through the Åsgard gas transportation system to Kårstø.
     Norne Field. The Norne installation consists of a combined production and storage vessel with gas handling facilities and a gas transportation pipeline. In November 2005, Urd (also known as Norne satellites) where Hydro holds a 13.5 percent share, started production. The field is developed with sub-sea wells tied back to the Norne vessel.
     Kristin Field. The Kristin oil and gas field is being developed with sub-sea production facilities tied back to a semi-submersible production platform. Gas is exported through the Åsgard transport pipeline while condensate is loaded offshore from Åsgard C. Production from the field commenced in November 2005.
International — fields under development
Dalia. The Dalia field is located in Block 17 in Angola. The development concept comprises a sub-sea production system linked to a FPSO, with an average production capacity of 225,000 boed.
     Rosa. The Rosa field is located in Block 17 in Angola. Rosa will be developed as a tie-back to the Girassol FPSO.
     Lorien. The Lorien field is located in Green Canyon, Block 199 in the Gulf of Mexico. Lorien is being developed by means of two sub-sea production wells, tied-back to the Shell operated Bullwinkle platform, 12 miles to the north-west.
     Eastern Gulf. The deepwater natural gas discoveries comprised of the Spiderman, San Jacinto and Q fields, position Hydro as a key player in the development of the Eastern Gulf of Mexico. These natural gas fields will be developed via sub-sea tieback to the Independence Hub, a floating production facility under construction in Mississippi Canyon Block 920. The Independence Hub is constructed and owned by third parties, and will be capable of processing 1 billion cubic feet of natural gas per day. Hydro owns 12.7 percent of the capacity. First production from the Eastern Gulf is anticipated in 2007.

Business and Operating Information	25
Business Description

GULF OF MEXICO ASSETS

International — operating fields
Angola. Hydro’s main asset is its 10 percent interest in the deepwater offshore Block 17. Block 17 includes the producing Girassol and Jasmim fields. The Girassol field is an offshore field located on Block 17. The Girassol installation consists of a production and storage-offloading vessel. The Jasmim field is a sub-sea satellite connected to the Girassol FPSO. An optimal gas storage and export solution for Block 17 is expected to be decided in 2006.
     Canada. The Hibernia and Terra Nova fields are located in the Grand Banks area off the east coast of Newfoundland. The Hibernia field is a gravity base structure and the Terra Nova field is a FPSO.
     Libya. The onshore Mabruk West field is situated in the north of Libya. A Field Development Plan (FDP) for Mabruk Phase IV (Mabruk Central and East) was approved by the Libyan authorities in July 2004. The development includes construction of new facilities and drilling of additional development wells in East and West Mabruk. The total estimated investment is USD 280 million. As of 31 December 2005, the incurred investment amounted to USD 82 million. Production from the NC 186 Afield in the Murzuq basin started in October 2003 and from the NC 186 D-field in June 2004. The NC 186 A- and D-fields are being developed as an integrated unit. A FDP for the NC 186 B field was sent to the Libyan authorities on 9 December 2004, and is still awaiting approval. A FDP for the NC 186 H-field field was sent to the Libyan authorities in November 2005, and is still awaiting approval. The total estimated investment for the H-field is USD 178 million. The NC 186 H-field will be integrated with the NC 186 A-field. Oil from the A, B, D, and H-fields will be transported from the NC 186 A gas oil separation plant to the El-Sharara field 29 km away, where it will be blended with oil from NC 115 and transported by pipeline 726 km to the As Zawiyah terminal west of Tripoli.
     Russia. The Kharyaga field is located in the Timan Pechora basin in northwest Russia. Production commenced in October 1999 under the Production Sharing Agreement (PSA) entered into with the Russian authorities. Hydro’s share in the PSA is 40 percent. Production from phase 2 of the project has been gradually phased in since May 2003. In 2005, average equity production from Kharyaga was below design capacity partly due to lack of access to transportation. Hydro expects to obtain some additional transportation capacity towards the end of 2006. A third phase will be considered, to further increase the production, when excess transportation capacity is available.
     Gulf of Mexico. Following the acquisition of Spinnaker, Hydro produces oil and gas from 38 blocks on the Gulf of Mexico shelf. Most of this is natural gas. Generally, Hydro’s producing properties on the shelf have high initial production rates followed by steep declines. As a result, Hydro must continually drill for and develop new oil and gas reserves on the shelf in order to replace those being depleted by production. Hydro holds a 25 percent interest in the deepwater Front Runner field, located in the Green Canyon, which is currently producing from six wells. The final two spar completions are planned for the first half of 2006. The estimated peak production from the Front Runner field is approximately 7,000 barrels per day (Hydro’s share). The Front Runner development consists of a spar facility capable of producing more than 70,000 boe per day. Hydro is evaluating further wells and additional sidetracks in the Front Runner area.

26	Business and Operating Information
Business Description
Transportation of oil and gas
Norway
All the main gas pipelines and terminals in Norway are owned and operated by a joint venture called Gassled.
     The information in the following table reflects Hydro’s interest in the major pipelines for the transportation of oil and gas from the NCS and in the corresponding land terminals as of 31 December 2005.

PIPELINE

		Length	Hydro’s percentage
	End Point	(km)	interest

Gassled (gas)	From the NCS to Germany, Belgium, France and the UK	> 6,600	11.186 [1]	)
Langeled 2)	Nyhamna - Sleipner (Norway) - Easington (UK)	1,170	17.6102
Tampen Link 3)	Statfjord B - St. Fergus via FLAGS (UK)	23	10.5
Norpipe Oil A/S (oil)	Ekofisk - Teesside (UK)	354	3.50
Oseberg Transport System (OTS) (oil)	Oseberg - Sture (Norway)	115	22.23
Frostpipe (oil)	Frigg - Oseberg (Norway)	82	13.75
Sleipner Øst NGL pipeline (NGL)	Sleipner - Kårstø (Norway)	245	10.00
Troll Oil 1 & 2 (oil)	Troll - Mongstad (Norway)	165	9.73
Grane Oil Pipeline (oil)	Grane - Sture (Norway)	212	24.40
Grane Gas Pipeline (gas)	Grane - Heimdal (Norway)	50	38.00
Norne Gas Transport (gas)	Norne - Asgard (Norway)	130	8.10
Vestprosess (NGL)	Kollsnes/Sture - Mongstad (Norway)	56	17.00

1)	For further information please see below.

2)	The first part of Langeled is expected to be operational in October 2006.

3)	Tampen Link is scheduled to be ready for operation in October 2007, and will be tied into Gassled.
Gassled, the natural gas transportation infrastructure joint venture on the NCS, has been in operation since 1 January 2003. The NCS natural gas pipelines and associated terminals had previously been organized as several different joint ventures owned by oil companies and the Norwegian State. Gassled consists of the following systems: Europipe, Europipe II, Norpipe gas pipeline, Zeepipe, Franpipe, Vesterled, Statpipe, Oseberg Gas Transport, Åsgard Transport and the Kårstø terminal. The Kollsnes gas terminal is included in Gassled from 1 February 2004. Currently, Hydro holds a direct ownership interest of 11.186 percent in Gassled. Hydro’s participation in future capacity expansions such as Langeled will initially result in a moderate increase in Hydro’s ownership interest before it is reduced to 9.571 percent in 2011 in accordance with the agreed redistribution of ownership shares.
     When completed, the Langeled gas pipeline will transport gas from the Ormen Lange field 1,170 kilometers from Nyhamna on the west coast of Norway via Sleipner in the North Sea to Easington in the UK. The Langeled Gas Export system will have a transport capacity of around 25.5 billion Sm3 gas per year. Langeled will be merged with the Gassled pipeline joint venture after start-up of operations of the southern leg of the pipeline in October 2006. Langeled is expected to be completed in 2007.
     The Sture terminal outside Bergen receives crude oil and condensate from the Oseberg fields, Tune, Brage, Veslefrikk and Huldra through the Oseberg Transport System (OTS), and since 2003, from the Grane field through the Grane Oil Pipeline. The Sture terminal includes facilities for further processing of crude oil and for production of LPG (a mix of propane and butane gases). The terminal has the same ownership structure as OTS, excluding the LPG facilities that are owned 100 percent by Hydro and the export facilities for NGL that are owned by Vestprosess DA, in which Hydro has an equity share of 17 percent.
International
Crude oil from the Hibernia and Terra Nova fields in Canada is transported from the fields either directly to market or to a terminal located at Whiffen Head, Newfoundland in dedicated offshore loading tankers. Hydro has an ownership interest in two of the tankers of 14.9 percent and 12.7 percent, respectively, and a 5 percent interest in the terminal. In addition, Hydro has long-term contracts for use of storage capacity at the terminal.
     Hydro owns 7.7 percent in the Norddeutsche Erdgas Transversale (Netra) gas pipeline. Netra is 341 kilometres long, and transports gas from the Europipe Receiving Facilities in Dornum to Salzwedel in eastern Germany. Hydro also owns 3.6 percent in the Etzel gas storage facility in Northern Germany, which is partly used for commercial purposes and partly as storage for gas from Hydro’s production on the NCS.

Business and Operating Information	27
Business Description

WELL POSITIONED IN GAS INFRASTRUCTURE	POWER PLANTS

Energy and Oil Marketing
Introduction
Hydro has an established position in the Northern European natural gas and power markets as a producer of natural gas and power, a holder of an equity interest in the natural gas transportation systems and as an active trader in the markets. By combining all commercial activities for energy products and services in one operating segment, Hydro leverages its commercial skills and contacts in each of the energy sectors. Hydro’s experience in the Nordic region contributes to Hydro’s knowledge base in pursuing opportunities in other markets.
     Hydro is the third-largest natural gas producer on the NCS. In 2005, Hydro’s equity natural gas production from the NCS amounted to 9.4 billion cubic meters (bcm), an increase of 7 percent compared to the previous year. Hydro expects a strong increase in equity gas production going forward, and is becoming a key gas supplier for a growing European market.
On the NCS, Hydro has an interest in all the major natural gas fields and in Gassled (see Transportation of oil and gas section). Hydro also holds capacity rights in Gassled, enabling access to five landing points for natural gas in Europe. This offers a flexible and favorable position with respect to capturing value in the market. In the European continental market, Hydro has achieved an attractive position through its flexible portfolio based on a combination of long-term sales contracts, long-term supply contracts and access to transportation.
     Hydro is an active trader of oil and energy in Europe, and markets gasoline and energy products in Scandinavia and the Baltic countries. Hydro is one of the largest producers of electric power in Norway, with a normal annual production from hydroelectric facilities of approximately 8.5 terrawatt hours (TWh).
     Hydro has extensive experience with renewable hydroelectric energy production and wind power generation, as well as supply of equipment for hydrogen production based on electrolysis of water.

28	Business and Operating Information
Business Description

EUROPEAN GAS SUPPLY AND DEMAND	WORLD OIL SUPPLY

Industry overview
Liberalization of European electricity and gas markets
In Europe, both the electricity and gas markets are undergoing liberalization as a result of European Union (EU) policy. In June 2005, the European Commission launched an Energy Market Sector Inquiry to assess the competition conditions on European gas and electricity markets and examine whether current indications of market malfunctioning results from breaches of competition law. The overall objective of the Inquiry is to address the barriers currently impeding the development of a fully functioning open and competitive EU-wide energy market by 1 July 2007. In a preliminary report of February 2006, the five main barriers to a fully functioning energy market were confirmed to be market concentration, vertical foreclosure, lack of market integration, lack of transparency as well as price issues. The Commission will discuss and propose further necessary structural, regulatory and competition law based remedies.
     Significant political, structural and transactional barriers must still be overcome before sustained wholesale gas liquidity can support a competitive end-user gas market.
Growth in European natural gas demand
It is anticipated that natural gas demand growth in Europe, together with reduced local production over the coming years, will lead to a shortfall by 2010 based on current committed contracts (including anticipated contract extensions). By 2010, all European countries, except Norway, are predicted to become net importers of gas, and Russia, Algeria and Norway are predicted to be the key suppliers of gas to Europe.
     Analysts indicate that demand for natural gas in Europe is expected to grow significantly from the 2004 level of approximately 550 bcm. Electricity generation is the key to growing demand for gas. The share of total European gas consumption for power production is expected to increase from the current level of approximately 30 percent to 40 percent by 2020. In 2004, Norway supplied approximately 14 percent of the total consumption of natural gas to Europe. This percentage is expected to rise in future years based on existing contract commitments and remaining reserves. The United Kingdom, in particular, is an attractive market for Norwegian gas due to the declining UK gas reserves.
Continued focus on renewable energy and hydrogen
There is an increasing interest in renewable energy and the utilization of hydrogen based energy in developed economies throughout the world. The primary political motivation and basis for a number of public support schemes is driven by concerns about the security of energy supply and environmental considerations. The International Energy Agency (IEA) expects the dependence on oil imports in the EU to grow from 50 percent to 70 percent from 2002 to 2030. The IEA further predicts that the increase in CO 2 emissions will exceed the increase in energy demand in the same period, due to a rise in use of fossil fuels compared to the use of renewable sources.
     The European Union has adopted a directive (Directive 2001/77/EC) that seeks to promote the production of electricity from renewable energy sources, including wind and hydropower. EU member states have set an indicative target of 22 percent share of electricity to be produced from renewable energy sources by 2010. The Norwegian Ministry of Oil & Energy has announced that Norway wishes to implement Directive 2001/77/EC and has also put forward a proposal for legislation on a Norwegian mandatory green certificate market. However, in February 2006, the Norwegian government decided not to implement a mutual Norwegian-Swedish green certificate market. The Government will instead strengthen the focus on already established instruments. The Minister of Petroleum and Energy will revert with a framework for an increased focus on heat and energy production based on renewable energy sources.

Business and Operating Information	29
Business Description

INCREASE IN HYDRO GAS PRODUCTION	GAS — AN INCREASINGLY VALUABLE COMMODITY

Strategy
Hydro’s strategy is to further enhance its position in the northern European energy market, based on increasing gas production and commercial competence gained from the European gas market and the liberalized Nordic power market. Focus areas comprise:
•	Enhancing the value of Hydro’s crude oil portfolio. Hydro aims at maximising the prices for its crude oil portfolio by utilizing its marketing competencies on core crude oil grades. Hydro’s marketing competency will continue to be aligned with the upstream activites, particularly through a further development of international crude oil marketing as a result of Hydro’s growth in international oil production.

•	Enhancing the value of Hydro’s natural gas portfolio. Location, transportation infrastructure and substantial reserves make Norwegian natural gas competitive in the European region. Hydro is increasingly becoming a key gas supplier for Europe. Hydro has an interest in all the major natural gas fields on the NCS and in Gassled. Hydro also holds capacity rights in Gassled, enabling access to five landing points for natural gas in Europe. This offers a flexible and favorable position with respect to capturing value in the market.

Hydro’s strategy is to combine its role as a natural gas producer with that of a wholesaler and trader to increase its market share in the developing liberalized European natural gas market. Hydro aims to develop a strong and balanced customer portfolio, including a mix of long-term contracts with wholesalers, end-user sales to the power and industrial segments, and spot sales, in order to optimize its natural gas portfolio.

•	Optimizing Hydro’s power activities. Since the liberalization of the Norwegian electricity market in 1991, Hydro has developed its commercial power activities, along with analysis, portfolio and risk management systems. Hydro will continue to focus on optimising its Nordic electricity portfolio and sourcing of power to Hydro’s larger consuming plants in the Nordic area and continental Europe.

•	Pursuing hydrogen and renewable energy opportunities. Hydro plans to continue its focus on new sources of energy, such as wind-power and hydrogen. Hydro views wind power generation as one of the most important parts of the new energy market. Potential Norwegian and European wind power projects are continuously evaluated in Norway pending the framework for production and sale of renewable energy. Hydro is presently involved in several hydrogen projects, including filling stations for hydrogen-fueled vehicles in Iceland and Germany.

•	Enhancing the value of Hydro’s oil marketing activities. Hydro’s strategy is to maximize its return on investments already made in its gasoline station chains by focusing on the most profitable stations and closing smaller and unprofitable outlets, building strong brand recognition and expanding on profitable segments of the market.

30	Business and Operating Information
Business Description
Operational information
Oil trading
Trading activities include the sale of Hydro’s crude oil and NGL production. Furthermore, Oil & Energy supplies NGL feedstock to Hydro’s petrochemical plants, as well as the former Hydro Agri (now Yara) fertilizer plants. Following the demerger of Agri, Hydro has continued to supply the Yara fertilizer plants under arm’s-length agreements.
     The tables below reflect the volumes of Hydro’s sales and refining activities, respectively, in the last three years.

Sales (thousands of tonnes)	2005	2004	2003

Crude oil/NGL	17,877	20,096	18,560

Oil products	—	—	2,808

Gas activities
The table below reflects Hydro’s equity gas production and downstream non-equity gas sales and sourcing in the last three years.

(in bcm)	2005	2004	2003

Equity natural gas production	9.4	8.8	7.8

Sales of non-equity gas	4.1	3.9	3.8

In 2005, Hydro’s equity natural gas production from the NCS and GoM amounted to 9.4 bcm, an increase of 7 percent compared to the previous year.
     In addition to its equity gas, during 2005 Hydro supplied 4.1 bcm in the downstream market, including 1.7 bcm supplied to the former Hydro Agri, now Yara, fertilizer activities.
     Natural gas produced from fields in which Hydro has an equity interest is mainly sold under long-term contracts. Pricing under long-term contracts is generally based on a price formula whereby the natural gas price is indexed to oil product prices in the end-user market, mainly gas oil and low sulphur fuel oil. These contracts typically have provisions for price reviews based on changes in certain market conditions.
     In the UK, gas prices have increased substantially compared to 2004. HydroWingas, the marketing joint venture between Hydro and Wingas, has now started trading of gas and is therefore in a position to offer more flexible products to the industrial customers. Wholesalers continue to be interested in larger gas volumes in the medium and longer term.
     Hydro has made substantial investments in natural gas export capacity from the Oseberg and Troll fields, together comprising a major portion of its proved reserves of natural gas. This capacity will enable Hydro to increase exports of gas significantly in the coming years as reservoir conditions allow higher natural gas production. The start-up of the Ormen Lange gas field will further increase Hydro’s gas production and the development of the connected Langeled transportation system will further increase transportation flexibility on the NCS. Gas from Ormen Lange will be transported by the world’s longest sub-sea export pipeline approximately 1,200 kilometres from the west coast of Norway via Sleipner in the North Sea to Easington in UK.
Power activities
Hydro is one of the largest producers of power in Norway. The main hydroelectric power plants are located in Telemark, Røldal/Suldal and Sogn, with a normal annual production of approximately 8.5 TWh. Hydro’s Nordic electricity portfolio includes owned generation facilities, long-term supply contracts, and internal and external sales contracts. A separate concession applies to each hydroelectric power plant. Hydroelectric power plants representing approximately two-thirds (5.8 TWh per year) of Hydro’s normal production capacity will under the present legislation1) revert to the Norwegian government without compensation at the expiration date of each concession. The year of expiration of the individual concessions ranges from 2022 to 2051. Hydro’s title concessions on the remaining part of the hydroelectric production capacity (2.7 TWh per year) do not contain a compulsory reversion to the Norwegian government.
     In addition to its hydroelectric power stations, Hydro is a partial owner (44 percent) of the Havøygavlen wind power plant with a normal annual production of about 105 gigawatt hours (GWh).
     The table below reflects Hydro’s power production and the volumes acquired under long-term purchase contracts in Norway for the last three years.

(in TWh)	2005	2004	2003

Power production	10.8	8.1	7.5

Acquired under long-term contracts for Hydro’s industrial use	7.0	7.0	7.0

As reflected in the table above, power generation in 2005 was higher than normal due to high precipitation. Of total power production in 2005, 10.7 TWh was generated from hydroelectric power plants.
     Hydro is a large consumer of power, and the power supply needs for its own industrial plants is larger than its own power generation. To meet the total demand, Hydro has entered into long-term purchase contracts, the majority of which are with the Norwegian State-owned power company, Statkraft. These long-term contracts provide assurance of the availability of and predictable prices for a certain quantity of power to Hydro’s power intensive industries. In 1997, Hydro entered into an agreement with Statkraft to purchase electricity from 2000 to 2020. The agreement replaces supplies under existing long-term contracts, which terminate during the 2006-2010 period.
     In 2005, Hydro established a joint venture with Nord-Trøndelag Energiverk for development of wind power production in the Trøndelag region in Norway. In the UK, Hydro acquired 50 percent share in the Scira offshore wind power development project, which is planned to generate 315 MW.
     Hydro is a 50 percent owner of the company Naturkraft AS. A final decision for building a new gas fired power plant at Kårstø in Norway was taken in the summer of 2005. The power plant is planned to be in operation during the fall of 2007. Hydro’s share of the expected annual production of the plant is roughly 1.5 TWh.
Oil Marketing activities
     Oil Marketing markets and sells refined petroleum products (gasoline, diesel and heating oil) and electricity to customers in Scandinavia and the Baltic countries. Hydro owns 100 percent of its oil marketing unit in Sweden and 50 percent of Hydro Texaco, an oil marketing company with retail outlets in Norway, Denmark and the Baltic countries. Hydro markets a range of complementary energy products in addition to refined petroleum products, such as electricity, natural gas, and bio-energy for heating purposes, as well as convenience store goods.

1)	The legislation regarding reversion is under revision. The proposed change would have moderately positive effects for Hydro.

Business and Operating Information	31
Business Description
     At the end of 2005, Hydro’s retail network in Sweden comprised 539 gasoline stations and 141 Hydro Diesel service stations. Hydro operates both Hydro and the Uno-X branded stations in the Swedish gasoline market. Approximately 50 percent of the station network is Hydro-branded. As of year-end 2005, Hydro Texaco operated 401 gasoline outlets and 47 diesel sites in Norway, 370 gasoline outlets and 93 diesel sites in Denmark, and 56 gasoline outlets and 9 diesel sites in the Baltic countries with Hydro Texaco or Uno-X brands.
     End of March 2006, Hydro Texaco entered into an agreement to hand over its operations in the Baltic countries to Aktsiaselts Alexela Oil. The company’s main business activity is the marketing of oil products in Estonia. The transaction is contingent upon approval by authorities in the three Baltic countries, and finalization of the sale is expected in the second quarter of 2006.
     Hydro has a strong brand and market position in the most profitable segments of the industrial and residential heating oil markets. Its large customer base offers a platform for the sale of electricity to residential and industrial customers. Also, Hydro’s and Hydro Texaco’s large customer bases provide potential for cross-sales. Sales of electricity have, to date, been relatively modest compared to Hydro’s sale of gasoline and gasoil, but are growing.
     Gasoline is sold through service stations and unmanned, automated stations in Scandinavia and the Baltic countries. Gasoils are sold through automated diesel stations and through direct deliveries from depots to end consumers.

Volumes (thousands of m3) 1)	2005	2004	2003

Gasoline	1,471	1,487	1,435

Gasoil	2,541	2,266	2,109

1)	Volumes reflected in the table include 100 percent of Hydro Texaco’s volumes.
In 2005, Hydro’s market share in the Swedish gasoline market increased by 0.5 percentage points mainly as a result of the Uno-X chain’s competitive automat price. The phase-out of Hydro’s agreement with Volvo dealers and their customers was completed in 2005. Lost volumes have been compensated by the acceptance of bankcards (such as Visa and EuroCard) at Hydro and Uno-X stations.

Market share (%) (2005) 1)	Sweden 2)	Norway 2)	Denmark 2)

Gasoline	9.7	21.3	17.0

Gasoil	14.7	16.8	18.2

1)	Includes 100 percent of Hydro Texaco.

2)	As of December 2005.

32	Business and Operating Information
Business Description
Aluminium

ALUMINIUM SMELTER LOCATIONS AND MAIN METAL MARKETS

Introduction
Hydro is a full range aluminium supplier, including primary aluminium, rolled products, extruded and other fabricated products. 2005 revenues were approximately NOK 81 billion, generated by around 25,000 employees in 28 countries.
     Hydro is an industry leader for a range of products and markets, in particular, the transportation, building, packaging and lithographic market sectors. In 2005, Hydro produced approximately 1.8 million metric tons (mt) of primary metal. In total, 3.8 million mt were delivered to the market, including 1.8 million mt of remelted and recycled metal, making Hydro one of the major worldwide suppliers of value added casthouse products, including extrusion ingots, sheet ingots and foundry alloys. Hydro produces virgin primary aluminium in Australia, Canada, Norway, Germany and Slovakia. Aluminium is processed to meet customers’ needs in casthouses integrated with Hydro’s primary aluminium plants and in specialized remelt and / or recycling facilities located close to customers in Europe and the US.
     Alumina, power and labour costs are the three most important smelter cost elements for the industry. Hydro has ownership interests in alumina refineries providing approximately 42 percent of its alumina needs. The remaining requirements are covered through medium to long-term contracts. Long-term power contracts provide roughly 85 percent of the energy needs of the smelters at prices in line with industry averages.
Hydro’s downstream operations are primarily located in Europe, where approximately 84 percent of the total downstream operating revenues in 2005 were generated. Aluminium strip, sheet and foil are produced in rolling mills located in Europe and Malaysia. Components for the automotive industry are produced in several countries in Europe, as well as in the US, Mexico, Brazil and China. The majority of Hydro’s extrusion business is located in Europe, but through a global network of extrusion plants, Hydro serves local customers with customized profiles and building systems worldwide.

Business and Operating Information	33
Business Description

ALUMINIUM CONSUMPTION PER SEGMENT	ALUMINIUM CONSUMPTION PER REGION	INCREASED COST CHALLENGE

Industry overview
Aluminium is a highly competitive business, challenged by substitution materials like steel, plastics, composites, wood, glass and magnesium. In addition, there is strong competition among the various aluminium producers with regard to product development, new solutions to customers and continuous cost reductions.
     Aluminium is used in a variety of applications in several industries. The major consumer segments are transportation, building/construction and packaging, as illustrated above. Transportation is expected to show the largest growth. The major consuming areas are North America, Western Europe and China.
     There are two raw material sources for new aluminium products: Primary aluminium made from electrolysis of alumina, and remelting and refining of aluminium scrap. Scrap is generated throughout the value chain when producing finished aluminium products and collected from the market place after the use of the products is over. The recycling process requires approximately 5 percent of the energy needed in the electrolytic primary production process, and the properties of the metal are the same. About one third of new aluminium products are made from collected scrap according to the International Aluminium Institute (IAI).
Industry structure
Over the last decade the aluminium industry has consolidated significantly. Three major global integrated companies have emerged; Alcoa, Alcan and Hydro. Industry analysts expect that the consolidation activity within the aluminium industry will continue, although at a reduced rate compared to previous years.
     In addition to the integrated companies mentioned above, there are several large companies whose focus is on upstream operations (i.e., bauxite, alumina and/or primary metal), such as BHP Billiton (based in Australia and the United Kingdom), Rio Tinto, through its subsidiary, Comalco Limited (Comalco) (based in Australia), and CVRD/Aluvale (based in Brazil). The Russian aluminium industry has consolidated into two companies, Rusal and Sual. Both companies focus on metal production in Russia, with minor downstream operations. Since the 1990s, China has emerged as a major consumer as well as producer of primary metal. The industry structure in China is still fragmented with many small and medium-sized companies, of which Chalco has evolved as the most significant. Alcoa has an 8 percent ownership interest in Chalco. The Chinese industry is currently consolidating, and many smaller companies and / or plants are being closed.
     Downstream, there are a few major independent semi-fabricating producers outside the large integrated systems, such as the rolled products company Novelis, that was spun off from Alcan in early 2005. In fabricated and finished products, the structure is more fragmented.
Growth in aluminium consumption
Aluminium consumption has enjoyed good average growth over the last few decades, partly due to general economic growth, and partly due to substitution of other materials. Total aluminium consumption (primary and recycled based) has been growing at a somewhat higher rate than the development in overall industrial production, while primary aluminium consumption shows a growth rate corresponding to or slightly higher than industrial production.
     During 2005, the global primary aluminium consumption growth rate was around 5.5 percent, highly influenced by a very strong rise in the Chinese consumption. Primary aluminium consumption in the western world increased by about 2.5 percent compared to 2004 according to CRU International (CRU).
     Western world production increased by about 4 percent during 2005, compared with 2004. Globally the increase was 6.5 - 7 percent, also led by China (CRU).

34	Business and Operating Information
Business Description

ALUMINIUM INVENTORIES AND PRICES	WORLD SMELTER AVERAGE POWER PRICES

Both production and consumption in China continued to increase at a rapid pace, up about 17 percent in 2005, compared with 2004 (CRU). In 2005, China accounted for about 22 percent of global primary aluminium consumption, contributing more than 3 percentage points (or about 60 percent) to the total increase in world consumption. Net exports of primary and alloyed aluminium were estimated at about 700,000 mt in 2005. However, taking imports and exports of aluminium scrap, semi-fabricated and fabricated products into account, China continues to be a net importer of aluminium, with net imports estimated at close to 400,000 mt for 2005.
     It is assumed that China will concentrate on labour intensive production of semi-finished and fabricated products for export in the long-term instead of exporting primary metal. This would be in line with announced Chinese policy. Further, it seems likely that China will depend on increasing imports of scrap and off grade metal to meet domestic need and as a basis for export of semi-fabricated and finished products. It is possible that domestic aluminium production, together with scrap imports will not be sufficient to meet the growth in Chinese demand over time, resulting in the need to import primary metal.
Aluminium price developments
Primary aluminium in its basic ingot form is traded on various metal exchanges. In the long run, prices generally reflect market fundamentals as well as underlying cost developments. However, investment funds’ high trading volumes may exercise strong influence on price developments in the short and medium term. Periodically, price volatility may therefore be high.
     During 2003 to 2005, there has been an upward shift in the cost curve for primary aluminium production, triggered mainly by a significant increase in energy prices in historically important producing areas for aluminium. The increase in energy prices is also influencing the cost and thereby the price for alumina, as well as other important cost elements. According to CRU, the average industry cash corporate operating cost increased by about USD 250 per metric tonne from 2003 to 2005.
     Even though the estimated long-term aluminium price expectation has been increased, announcements of temporary and permanent closures have been made in Europe and the United States, the regions most severely affected by the cost increases. In general terms, aluminium producers in these regions are exposed to closure when subject to market prices for power. New capacity needed to replace closed capacity and meet increasing future demand is expected to be largely developed in energy rich areas where at least some of the energy resources have limited alternative value in the foreseeable future. Such countries and regions will include the Middle East, Russia, Iceland and some countries in Africa, Asia and South America.
Developments in aluminium inventories
Reported primary metal inventories (defined as producer stocks reported by IAI, metal exchange stocks and Japanese port stocks) were at approximately the same level at the end of 2005 as at the end of 2004, indicating a fairly balanced physical market during the year.

Business and Operating Information	35
Business Description

SMELTER SIZE	SMELTER GEOGRAPHY	ALUMINA EQUITY COVERAGE

Strategy
Repositioning Hydro’s aluminium business
•	Enhance upstream activities. Hydro is prioritizing future investments within its aluminium business toward upstream activities to reposition these activities, replace closed down capacity with competitive new capacity and to meet the expected growth in demand for primary metal. This will increase the share of Hydro’s production being produced in larger and more efficient smelters. Hydro expects to increase its share of production at smelters having a minimum capacity of 300,000 mt per year from none in 2000 to 29 percent in 2005 and to 43 percent in 2010. The expansions of Hydro’s fully owned Sunndal metal plant and partly owned Alouette plant have contributed to an improved relative cost position. The planned smelter project in Qatar is expected to add substantial cost efficient production capacity. The smelter has an initial design capacity of 585,000 mt per year. Unprofitable high cost capacity in Stade in Germany and environmentally challenging capacity based on the Søderberg technology in Norway is being or will be closed down. The Hamburg smelter (33 percent Hydro owned) in Germany was closed by the end of 2005.

•	Improve relative cost position of alumina. Through the second expansion of the Alunorte alumina plant in Brazil, Hydro has improved its relative cash-cost position of its equity alumina production. A third planned expansion at Alunorte is expected to deliver lower average costs and contribute strongly toward Hydro’s total alumina needs.

•	Improve performance downstream. Hydro plans further measures downstream to improve the financial performance and cash generation of its rolled products, extrusion and automotive operations including turnaround, divestment or closure of underperforming units. A new business area Aluminium Products was created in January 2006 to focus on implementation of these measures.

•	Strengthen mid-stream’s market positions. Various measures have been taken to establish strong metal products positions with customers downstream (mainly extrusions plants, foundries and rolling mills), including recycling of customers’ scrap and commercial as well as technical support. This strategy enables Hydro to better utilize its casthouse capacity and create market opportunities for new smelter capacities.

36 Business and Operating Information
         Business Description

UNIQUE DIFFERENTIATED PORTFOLIO	GERMAN ELECTRICITY PRICES

Operational information — Metals
Primary Aluminium Production
Hydro produces its primary aluminium at 12 wholly or partly owned primary aluminium smelters. Most smelters operated at full capacity during 2005. Production at the smelters during the three most recent years are reflected in the table below:

PRODUCTION AT THE SMELTERS

Aluminium production (mt)	Country	2005	2004	2003

Primary Aluminium
Karmøy	Norway	277,000	278,000	271,000
Årdal	Norway	233,000	222,000	215,000
Sunndal	Norway	362,000	306,000	210,000
Høyanger	Norway	78,000	76,000	74,000
Søral (Hydro’s 49.9% share)	Norway	81 ,000	82,000	79,000
Slovalco 1)	Slovakia	159,000	157,000	27,000
Neuss	Germany	225,000	223,000	221,000
Stade	Germany	60,000	69,000	69,000
HAW (33.3% share) 2)	Germany	40,000	44,000	43,000
Kurri Kurri	Australia	152,000	155,000	156,000
Tomago (12.4% share)	Australia	63,000	60,000	59,000
Alouette (20% share)	Canada	96,000	48,000	49,000

Total primary aluminium production		1,826,000	1,720,000	1,473,000

Average realized aluminium price 3)		1,844	1,649	1,404
Average market price primary aluminium (U.S.$/tonne per LME 3-month price)		1,900	1,721	1,428

1)	The annual production capacity of the Slovalco smelter has been expanded by approximately 34,000 mt from 2003. Hydro’s share of the smelter is 20 percent, however, as of 1 January 2004, Slovalco has been fully consolidated in Hydro both in terms of financial results and volumes due to change in accounting standards.

2)	Shut down of production was completed by the end of 2005. Metal in pots after stopping the plant is not included.

3)	On LME basis net of product premiums and excluding hedges.

Business and Operating Information 37
Business Description
In 2004, Hydro completed an expansion of its Sunndal metal plant increasing the annual primary aluminium capacity to 360,000 mt. In 2002, Hydro approved participation in the expansion of the Alouette smelter in Canada, increasing capacity by 307,000 mt to 550,000 mt. This makes Alouette the largest aluminium smelter in North America and among the world’s lowest operating cost smelters. The expansion project was completed during 2005 and will be fully reflected in production volumes for 2006.
     Stricter emission standards established by the Norwegian Pollution Authority in accordance with the Oslo and Paris Convention relating to the use of Søderberg technology will become effective at the beginning of 2007. Hydro has decided not to upgrade the primary aluminium production facilities using Søderberg technology in Høyanger, Årdal and Karmøy. Hydro has further decided that investments to replace this capacity will not be made in Høyanger and Årdal, where the resulting closures will reduce Hydro’s annual primary aluminium production capacity by approximately 70,000 mt. See section on Government Regulation in this report for further information on environmental regulation.
Raw materials
Approximately two metric tons of alumina is required to produce one metric ton of aluminium. Over the last decade, Hydro has mainly based its supply of alumina on a combination of equity investments in production facilities having competitive, low cost positions and a portfolio of medium to long-term contracts. In 2006, approximately 53 percent of its alumina requirements for primary metal production will be provided by such equity investments. Hydro’s average cash cost of equity alumina production is expected to decrease from around USD 165 per tonne in 1998 to approximately USD 145 per tonne in 2006.
     Hydro’s major alumina investment is its 34 percent participation in Alunorte, a Brazilian alumina refiner. After an initial expansion of the plant in 2003, capacity reached approximately 2.4 million mt, enabling Hydro to secure access to 810,000 mt of alumina per year. Hydro decided in 2003 and in 2005 to participate in two further major expansions that will increase total capacity in Alunorte to approximately 6.5 mt in 2008.
     Hydro also has a 35 percent equity interest in the Alpart alumina refinery in Jamaica, which has an annual production capacity of approximately 1.65 million mt.
     In June 2003, Hydro and Comalco signed one of the largest alumina supply contracts in the history of the aluminium industry. Under the agreement, Comalco will supply Hydro with 300,000 mt of alumina in 2005 and 500,000 mt of alumina annually from 2006 through 2030.
     In addition to the equity interests in alumina production capacity mentioned above and the long-term Comalco contract, Hydro has a number of short-, medium- and long-term purchase contracts to secure alumina for its own smelters and trading activities. These contracts typically have pricing formulas based upon a percentage of the LME price.
     Energy represents on average about 25 to 30 percent of the operating costs associated with primary aluminium production. Hydro has access to self-generated power and has negotiated long-term contracts (10 to 15 years) for a vast majority of its production world wide with the exception of the German metal plants. German energy prices have increased dramatically over the last years, which is also reflected in the forward market prices. The energy cost for aluminium production in Germany now exceeds the industry average by a factor of 2 to 3.
     All of the electricity needed to operate the Norwegian smelters in 2005 was covered by internal and external contracts. Certain long-term supply contracts with the Norwegian electricity company, Statkraft, expire in the summer of 2006. Hydro has already entered into new contacts with Statkraft replacing these contracts through the year 2020. Compared with the expiring contracts, the new pricing structure will increase energy costs starting in the second half of 2006. Furthermore, the pricing structure of the internal contracts was changed from 1 January 2006 and will result in increased energy costs for Hydro’s aluminium operations. Internal contracts cover about 50 percent of the energy consumption of the fully owned Norwegian smelters. Long-term availability of electricity at predictable prices is considered a prerequisite for the further development of the Norwegian operations, particularly since Nordic spot market prices can be highly volatile.
     Anodes are used and consumed in the smelting process accounting for approximately 15-20 percent of the total production cost of primary aluminium. Most of Hydro’s smelters produce anodes at their own on-site facilities. During the last several years Hydro has expanded its capacity of anode production both in its Årdal plant and in its part-owned company Aluchemie in the Netherlands. In addition, Hydro has upgraded the anode facility at its Kurri Kurri plant in Australia.
Cast house products and remelt activities
To optimize its casthouse capacity for the production of midstream aluminium products, Hydro supplements the metal produced by its own smelters with remelt metal. Hydro has established remelt and refining plants for conversion of scrap metal and standard ingot into extrusion ingot and sheet ingot in all major European markets, as well as in the USA. In Europe, facilities are located in Norway, Luxembourg, United Kingdom, Germany, Spain, Italy and France, as well as at the primary metal plants in Norway, Germany and Slovakia. In addition to remelting scrap returned from its customers and purchased from third parties, aluminium standard ingot is procured globally under a combination of short and long-term contracts, with the major sources in the CIS, South America and Southern Africa. Hydro’s total remelting activities in 2005 accounted for approximately 1.8 million mt.
     Hydro has entered into several long-term commercial alliances and agreements. These include Hydro’s technology and remarketing agreement with Rusal, currently providing 80,000 mt per year of extrusion ingot from the Sayanogorsk smelter located in Siberia and an agreement with Talum in Slovenia for 70,000 mt of foundry alloy and extrusion ingot through 2010.
     Hydro’s barter agreement with TadAZ for the supply of approximately 300,000 mt of aluminium remelt ingot from the Tajik aluminium plant in Tajikistan was terminated in 2005 following a claim for nonperformance. See section on Legal Proceedings for further discussion on the resolution of this issue.
Sales and distribution; trading activities
Most of Hydro’s production of aluminium cast house products is sold in Western Europe and in the United States to semi-fabricating plants like extruders, rollers and wire and cable mills, as well as foundries. The main consumer areas are transportation, construction and packaging. The major consuming countries in Western Europe are Germany, France, the United Kingdom, Italy and Spain. Most of the aluminium is sold in the form of value-added products such as extrusion ingot, sheet ingot, wire rod and foundry alloys.
     Hydro has consistently strengthened its commitment to customer service and increased the efficiency of its production systems. Hydro’s regional market teams have competencies within technical and commercial service, research and development, logistics, contract administration and scrap conversion.
     Trading is a natural extension of Hydro’s internal sourcing activity. Trading contributes to optimizing capacity utilization within Hydro’s own system as well as reducing logistical costs by sourcing from a variety of

38 Business and Operating Information
         Business Description
sources. Hydro’s trading activities consist of physical metal purchases and sales, as well as trading on the LME. The main trading product is aluminium standard ingot, which is the global aluminium product on which price quotations on the LME and other metal exchanges are based. Alumina is often used in combination with metal trading/sourcing activities, for example, by supplying a third party smelter with alumina and receiving metal as compensation.
High purity aluminium
Hydro produces and sells high purity aluminium products, which are mainly used in the electronics industry in products like electrolytic capacitors, semiconductors and flat panel displays.
Operational information — Rolled products
Hydro is the second largest producer in the European rolling industry in terms of market share and holds important positions within high margin rolled products segments such as lithographic (printing) plates and foil. Each of Hydro and Novelis has a 50 percent ownership interest in Aluminium Norf GmbH (AluNorf), which is the world’s largest hot rolling mill according to CRU’s Rolled Mills Equipment Profiles 2000 report. In 2005, AluNorf provided almost 642,800 mt to Hydro’s rolled products operation. Most of Hydro’s entitlement to the products from AluNorf is further processed in Hydro’s nearby plant in Grevenbroich before being delivered to customers. Grevenbroich is the centre of Hydro’s rolled products’ foil and lithographic sheet operations.
     Hydro is focusing on growth in selected market segments such as lithography, while at the same time continuing to work on operational improvements as well as addressing selling, general and administrative costs and direct production costs. Plant specialization has been and will continue to be pursued to improve efficiency. There has been upgrading of foil mills and a new litho line was started up in 2005. A key ambition is also to ensure high plant capacity utilization. Following completion of a number of projects in 2004 and 2005, the level of capital expenditures is expected to decrease.
     The table below shows the ownership interest and sales volume per main site in Hydro’s rolled products’ production system.
     In 2005, Hydro’s external shipments of rolled products reached 953,200 mt, mainly to the European market, where Hydro’s management estimates it holds a market share of approximately 18 percent.
     Hydro’s rolled products business, like the overall rolling industry, produces a wide variety of products for different industries and with varying product margins. Important success factors within the rolling industry are optimizing the product mix and capacity utilization, as well as streamlining the production system. Because the rolling industry is capital intensive, high capacity utilization (volume) is important to reach an acceptable fixed cost per tonne. This must be balanced with optimizing margins and product mix. Capacity utilization in the industry varies between the products. In general, the strip business has overcapacity while Hydro’s foil and lithography units have a high capacity utilization.
     Hydro’s customer base includes customers in the packaging, automotive, transport, building, engineering, electrical and printing industries. A major part of Hydro’s sales function is organized centrally along the product lines. Such organization enables optimization of sales, planning and production in the total system.
     Hydro’s rolled products business consists of three business units serving different market segments, which in 2005 had the following sales volumes to external customers:

UNIT	2005 EXTERNAL SALES VOLUMES (in mt)

Lithography	161.8
Foil	155.3
Strip	636.1

Total	953.2

In 2005, Hydro’s lithography business unit had a further annual growth in sales volume of about 10 percent, after 19 percent in the previous year. Hydro’s management attributes this primarily to a focus on quality and customer service. Hydro’s lithography business unit is well positioned to continue to expand its customer base and meet increased competition. Both on the demand and supply side, the lithography market is characterized by a high degree of concentration.
     Hydro’s foil business unit has endeavoured to leverage its market position in Europe to respond to the needs of global customers for a global supplier with a local presence. Within important foil segments such as liquid packaging, management estimates Hydro to be the global leader (in terms of volume).
     Hydro’s strip business is characterized by higher volumes and lower margins compared to the other units within Hydro’s rolled products operation. For this business, high capacity utilization and production efficiency are particularly important. The current strategy is to optimize Hydro’s combined rolled products production and market system to realize the full potential of the overall operation.
     CRU projects that auto body sheet consumption will approximately double in size from 2002 to 2007 in Europe. As the surface requirement

OWNERSHIP INTEREST AND SALES VOLUME

	Ownership	2005 Sales Volume 1)
Site	Percentage	(in thousands of mt)

Grevenbroich, Germany	100	539.5
Hamburg, Germany	100	142.4
Slim, Italy	100	77.9
INASA Spain	100	24.6
AISB, Malaysia	81	21.6
Karmøy,Norway	100	63.0
Holmestrand Norway	100	83.2

Total, excluding internal sales		953.2

AluNorf, Germany 1)	50	642.8

1)	Volumes exclude inter-company shipments, except volume cited for AluNorf, which is 100 percent inter-company.

Business and Operating Information 39
Business Description
demands a special quality, Hydro has constructed a new finishing line in its Grevenbroich plant in Germany, to serve this market.
     Most of the metal required for Hydro’s production of rolled products is sourced internally. In addition, process scrap from customers and scrap collected from the market are remelted together with Hydro’s own process scrap. Internal metal supplies are priced on an arm’s-length basis with reference to the LME price. External supplies of rolling ingot were approximately 10 percent of Hydro’s total need in 2005. The need for external supplies is expected to increase in 2006 to approximately 15 percent as a result of the closure of the HAW smelter.
Operational information — Extrusion and Automotive
Extrusion
Hydro’s extrusion business mainly consists of general extrusion activities and its building systems unit. Hydro supplies custom-made general extrusions of soft alloy aluminium, surface treatments such as anodizing and powder coating, fabrication, components and finished products. Hydro’s building systems unit supplies complete design and solution packages to metal builders, enabling them to supply both the commercial and residential building markets with products, such as facades, partition walls, doors and windows, as well as other building applications through its three main brands: Technal™, Wicona™ and Domal™.
     Hydro’s extrusion business is primarily focused on the European market, where Hydro currently holds a leading position in the soft-alloy extrusions market with a market share estimated by Hydro’s management to be approximately 14 percent. Hydro is also one of the leaders in the building systems market in Europe, with its position having been bolstered by the acquisition of the French-based company, Technal, in 2002. In a similar manner, the acquisitions of the former Wells Aluminum (based in the United States) in 2000 and VAW in 2002 have strengthened Hydro’s position in the North American extrusions markets. In South America, the plants in Brazil and Argentina have been established as important footholds that will provide bases for future developments.
     A key to the success for Hydro’s extrusion business is its network of smaller, relatively independent extrusion plants where decentralized organizations ensure good market alignment and close contact with customers and where plants actively use internal benchmarking and apply best practices to ensure continuous improvements in flexibility and efficiency. In 2005, Hydro’s total production of extruded products (i.e., from all sectors) was approximately 614,000 tons.
Automotive
Hydro’s automotive business is comprised of its precision tubing, structures and engine casting business units which include all related worldwide operations and activities. From 1 January 2005, Hydro’s magnesium business unit has been combined with its automotive operations because many of the customers are common to both units and a majority of magnesium end uses are within the automotive sector.
     Hydro is actively engaged in meeting the needs of the automotive market, which has become the principal source of the growth in demand in the aluminium industry during the last ten years. Hydro’s product portfolio includes casting of engine blocks and cylinder heads, precision tubing for heat exchanger and liquid line applications, and crash management systems (e.g., bumper beams and crash boxes). In addition to production in Europe, Hydro produces aluminium engine blocks and cylinder heads in Mexico, precision tubing in United States, Brazil and China and crash management systems and structural parts in the United States.
     Hydro’s automotive structures unit is a leading supplier of aluminium extrusion-based applications within crash management in Europe. Hydro has received safety awards for crash management systems supplied to several vehicles.
     Hydro’s precision tubing unit produces products used primarily within radiators, evaporators, fuel coolers and liquid lines. This unit has a significant market presence in Europe, North America and South America. In 2004, Hydro announced that it would start construction of its first wholly owned precision tubing plant in China, to deliver precision drawn tubing, multi-port extrusions and extruded tubular profiles used in automotive heat transfer applications. The plant commenced production in 2005. Hydro divested its joint venture interest in a Chinese precision tubing plant subsequent to the start-up of its own production. In addition, Hydro is building a new precision tubing plant in Reynosa in northern Mexico.
     Hydro’s engine castings unit is one of a few independent (i.e., not affiliated with an automotive manufacturer) suppliers in Europe of aluminium cylinder heads and engine blocks. In 2005, Hydro closed its aluminium cylinder head production plant located in Leeds in the UK as a result of an unfavorable competitive position. Remaining outstanding orders were transferred to a significantly more competetive plant in Györ, Hungary.
     The magnesium industry in the western world comprises only a few producers of primary magnesium. The International Magnesium Association (IMA) estimates that worldwide net shipments of primary magnesium reached approximately 420,000 mt for 2005, compared with its estimate of actual shipments of 402,000 mt for 2004. Based on the latest statistics available, China represented about 65 percent of the total supply. Increased quantities of Chinese magnesium available in western markets over the past several years have resulted in significant downward pressure on magnesium prices.
     Hydro has a primary (electrolytic) magnesium plant in Becancour, Canada, that produced approximately 50,000 mt in 2005. In addition, it has remelt operations in Norway, Germany and China with a combined remelt and recycling capacity of approximately 50,000 mt.
     Hydro’s automotive operations include a 49 percent ownership in Meridian Technologies Inc. (Meridian) a Canadian company owned 51 percent by Teksid S.p.A. (a subsidiary of the Fiat group). Meridian provides magnesium die-casting products to the automotive industry.

40 Business and Operating Information
         Business Description
Other Businesses
Other Businesses activities consists of Polymers, Hydro’s own service providers, including IS Partner, Production Partner and Industriforsikring, Hydro’s captive insurance company. Other business also included Biomar A/S until it was sold in December 2005.
Hydro Polymers
Hydro Polymers is involved in all stages of production of the plastic raw material Polyvinyl Chloride (PVC), and its intermediate products, ethylene, chlorine and vinyl chloride monomer (VCM). Hydro Polymers is the largest PVC supplier in the Nordic countries, with a market share of approximately 65 percent. In the United Kingdom, Hydro Polymers ranks first with approximately 39 percent of the market. The PVC industry in Europe is relatively fragmented, reflecting the industry’s development on a national, rather than a European, basis. Hydro has an advantage in being backward integrated into ethylene and with production located in close proximity to its Scandinavian customers with which it has long-term strategic relationships.
     Hydro has a 29.7 percent interest in Qatar Vinyl Company Ltd., which operates a petrochemical plant at Mesaieed Industrial City, Qatar. The plant has an annual nameplate capacity of 230,000 tonnes of VCM, 175,000 tonnes of ethylene dichloride and 290,000 tonnes of caustic soda. The operation in Qatar enjoys competitive gas prices. In China, Hydro has a 35.2 percent interest in Suzhou Huasu Plastics Co., Ltd., which produces PVC film and has a suspension PVC (S-PVC) capacity of 120,000 tonnes per year. Hydro also has a 26.2 percent interest in CIRES, a PVC resin and compound manufacturer in Portugal.
Raw materials and production
Hydro has a 50 percent ownership interest in an ethylene cracker through Hydro’s joint venture interest in Noretyl AS. The cracker is integrated with Hydro’s chlorine and VCM production facilities located at Rafnes, in Norway. The production efficiencies inherent in an integrated production process contribute to higher margins compared to margins of competitors that rely on purchased ethylene. In the last half of 2005, Noretyl completed a debottleneck project increasing its annual ethylene capacity by 100,000 tons to a total capacity of 557,000 tons of ethylene per year. With this expansion, Hydro Polymers will cover its total ethylene needs from its own production.
Hydro manufactures PVC at Hydro Polymers AS (Porsgrunn, Norway), Hydro Polymers AB (Stenungsund, Sweden) and Hydro Polymers Ltd. (Aycliffe, United Kingdom). The Nordic sites produce suspension PVC (S-PVC) and paste PVC (P-PVC), while the UK site produces S-PVC and PVC compounds. Compounds uses S-PVC and adds additives in a variety of grades to meet customer specifications. There is also a small compounding plant at Halsingborg, Sweden. VCM is produced at Hydro’s Rafnes and Stenungsund plants.
     Ethylene feedstock for the Rafnes facility is supplied by long-term NGL contracts from a number of North Sea fields covering approximately 80 percent of required volumes. The remaining needs are covered by spot purchases. In 2005, a long-term NGL contract was brought into effect, under which Hydro Polymers AS and Borealis will purchase Statoil’s (including Petoro’s share) Hydro’s and Total’s ethane production at Kårstø for the period up until 2015. The price formulas are mostly linked to naphtha, natural gas and indirectly to oil prices. The expansion at Noretyl and the new long-term NGL contracts will enhance the long-term competitiveness of the ethylene plant.
     A new membrane technology chlorine plant at Rafnes, Norway, was completed and started production in 2005. The new chlorine plant has increased Polymers annual chlorine production capacity by 130kt and removed dependence on external suppliers of chlorine / EDC. Further, the project of converting the old diaphragm chlorine plant at Rafnes to membrane technology progressed according to plan during 2005 and is expected completed during the second half of 2006.
     At present, Hydro Polymers transports raw materials and intermediates between its plants at Rafnes, Stenungsund and Aycliffe. The new ethylene capacities from the Noretyl plant and self-sufficiency on chlorine from the new chlorine plant at Rafnes, Norway, have reduced the amount of internal transfers of raw materials and thus increased efficiency and reduced transportation costs.
Sales and distribution
PVC and PVC compounds are mainly sold by Hydro’s own sales organization. Distribution is mainly by truck. Pipe grade S-PVC is considered to be a commodity product, while there is considerable product and price differentiation in other S-PVC applications. P-PVC is a specialty product influenced only to a limited extent by S-PVC price developments.

POLYMERS PRODUCTION (IN TONNES)

Base Products	2005	2004	2003	2002

VCM	566,000	541,000	575,000	540,000
Caustic Soda	306,000	260,000	281 ,000	262,000

Polymers

S-PVC	484,000	496,000	507,000	458,000
P-PVC	85,000	82,000	81 ,000	70,000

Total Polymers	569,000	578,000	588,000	528,000

PVC Compounds	120,000	132,000	129,000	128,000

AVERAGE MARKET QUOTED PRICES IN NORTHWEST EUROPE

	2005	2004	2003	2002

Ethylene — /tonne delivered	732	629	522	518
VCM — Spot export fob US$/tonne	748	722	452	451
S-PVC — /tonne delivered	847	853	683	714

Business and Operating Information 41
Business Description
Caustic soda, a by-product of chlorine production, which is used by a variety of industries such as paper and pulp, alumina and soap production, is sold to customers in Europe and North America mainly through Hydro’s own sales organization. Distribution is by vessel, rail or truck. In addition to its own production, Hydro trades moderate quantities of caustic soda in the same markets.
Other activities
BioMar Holding A/S is a publicly held Danish company listed on the Copenhagen stock exchange. Hydro sold its 68.8 percent ownership interest in BioMar Holding AS in December 2005.
     Hydro Production Partner is extensively involved in production and maintenance support within Hydro and also with external customers. The main activities are in Norway. The operations include approximately 1,400 employees. Hydro Production Partner was established as a wholly owned subsidiary as of 31 December 2005.
     Hydro IS Partner is a wholly owned subsidiary rendering IT/IS services primarily to Hydro units but also to external customers in Norway and internationally. The company has approximately 600 employees.
     Other also includes support services such as procurement, accounting, communication and human resources, as well as administering the industrial and business parks in Norway.
Industriforsikring
Industriforsikring a.s., a captive insurance company, is a wholly-owned subsidiary of Hydro. Industriforsikring provides property damage, business interruption, cargo and third party liability insurance coverage for subsidiary companies of the Hydro Group. Industriforsikring also provides similar coverage for several related companies where Hydro owns a substantial equity interest. Industriforsikring has an extensive reinsurance program and has maximum exposure per policy varying from NOK 5 million for cargo insurance up to NOK 110 million for third party liability claims exceeding NOK 1,500 million. Industriforsikring is also a member of a mutual insurance pool in order to reduce the cost of insurance coverage it provides to Hydro operating units. The operations of Industriforsikring are not substantial to Hydro’s overall business and the Company’s exposure to uninsured risk is not material.

42 Business and Operating Information
         Financial Information
Selected Consolidated Financial Data
The following table includes selected Income Statement data prepared in accordance with US GAAP for each of the five year periods ending 31 December 2005-2001. See also the Liquidity and Capital Resources section of this report for selected Balance Sheet data as of 31 December 2005-2001.

INCOME STATEMENT DATA

	Year ended 31 December
Amounts in NOK million (except per share data)	2005	2004	2003	2002	2001

Operating revenues 1) 2)	174,201	153,891	131,778	132,477	116,147

Operating costs and expenses 2)	127,768	122,044	110,153	114,810	97,176

Operating income	46,432	31,847	21,625	17,667	18,971

Equity in net income of non-consolidated investees	619	629	620	(24)	236
Financial income (expense), net	(1,890)	137	155	1,806	(1,091)
Other income (expense), net	990	169	(1,253)	77	631

Income from continuing operations before taxes and minority interest	46,152	32,781	21,146	19,526	18,747

Income tax expense	(30,317)	(21,197)	(12,923)	(12,452)	(12,945)
Minority interest	(118)	(106)	151	26	92

Income from continuing operations	15,716	11,477	8,375	7,100	5,894

Income from discontinued operations 3)	—	1,083	2,312	1,665	1,998
Income before cumulative effect of change in accounting principles	15,716	12,560	10,687	8,765	7,892
Cumulative effect of change in accounting principles	(78)	—	281	—	—

Net income	15,638	12,560	10,968	8,765	7,892

Earnings (loss) per share:

Basic and diluted earnings per share from continuing operations	62.70	45.10	32.50	27.50	22.80
Basic and diluted earnings per share	62.40	49.40	42.60	34.00	30.50

Average number of outstanding ordinary shares	250,807,304	254,411,433	257,528,511	257,799,411	258,434,202

Cash dividends paid per share during period:

NOK per share 4)	20.00	11.00	10.50	10.00	9.50
Converted into USD per share 4)	3.11	1.64	1.56	1.24	1.05

1)	Effective 1 January 2005, buy/sell arrangements have been presented net in the income statement. These arrangements were previously presented on a gross basis, and have been reclassified for comparison purposes.

2)	Prior years’ amounts have been reclassified to reflect the implementation of EITF 02-3 and EITF 03-11, which require realized and unrealized gains and losses on all derivative instruments be presented on a net basis in the income statement. Previously, gains and losses on energy derivative contracts were reported according to EITF 98 — 10 and were presented on a gross basis in the income statement.

3)	The Company’s Agri business was transferred to Yara International ASA on 24 March 2004 in a demerger transaction. Results of the transferred operations relating to periods prior to demerger are reported under Income from discontinued operations.

4)	Cash dividends paid during the period represent payments of dividends with respect to the previous year. Amounts paid in Norwegian kroner have been converted at prevailing exchange rates on the date of such payments.

Business and Operating Information 43
Financial Information
Financial Review

OPERATING REVENUES	OPERATING INCOME	INCOME FROM CONTINUING OPERATIONS

The following financial review should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this report. The financial review is based upon Hydro’s financial statements prepared in accordance with US GAAP. We present certain non-GAAP measures in this financial review that management believes facilitate the understanding of the underlying business performance and improves the comparability of results for the periods covered. Further explanation of these measures and why management believes they are useful in understanding the results of operations can be found in the section Use of non-GAAP financial measures appearing later in this report. Certain of the matters discussed in this financial review are forward-looking statements. Such statements are subject to risks, uncertainties and other factors, which could cause our actual results to differ materially from those expressed or implied by the statements.
Overview
Hydro delivered record results for 2005. Results for the year reflected sustained high oil and gas prices and improved aluminium prices, together with continued strong operational performance. 2005 represented an international breakthrough for Hydro’s oil and gas business, both in terms of exploration and business development. In December 2005, the acquisition of Spinnaker Exploration Company was completed. Spinnaker is mainly engaged in exploration, development and production of oil and gas in the US Gulf of Mexico (GoM). Spinnaker’s portfolio includes interesting exploration acreage, comprising deepwater and shelf prospects, as well as an extensive seismic database covering most of the GoM. During the year, Hydro also entered into an agreement to acquire a 50 percent interest in the Chinook discovery in Brazil, was awarded its first operatorship in Libya, and made a promising oil discovery in Iran. Capturing value from an enlarged oil and gas portfolio as well as the continued strengthening of its resource base are at the top of Hydro’s agenda going forward.
However, high energy prices and intense competition downstream continue to challenge Hydro’s aluminium business. Hydro intends to increase focus and pressure on the urgent restructuring of its downstream business. An extensive portfolio review is planned with a clear objective to turn around, sell or close underperforming units. New investments will be limited and cash generation will be a priority. These measures, together with the strategic repositioning of Hydro’s upstream operations, represent important steps to deliver improved profitability for Hydro’s aluminium operations.
     Oil & Energy results in 2005 were an all-time high, primarily driven by continued high oil and gas prices reflecting a very tight oil market. Weak growth in non-OPEC production combined with low OPEC spare capacity and a strained refinery sector was aggravated by outages resulting from hurricane damage in the GoM.
     Exploration efforts produced good results for 2005. Hydro participated in 22 wells and made 14 discoveries, half of them on the Norwegian Continental Shelf (NCS). Spinnaker participated in 9 wells in 2005 that resulted in 7 discoveries. Hydro plans to increase its exploration activity substantially in 2006 and expects to participate in the spudding of about 60 exploration wells, including extensions of production wells. Between 20-25 wells are expected to be drilled on the NCS. The main international drilling activity will be in the GoM and Libya, where Hydro expects to participate in approximately 35 — 40 exploration wells in 2006.
     Replacing existing reserves is becoming increasingly demanding. The oil industry as a whole is experiencing smaller discoveries, reduced access to new and attractive areas, and higher costs. The need to discover significant new oil and gas resources continues to be the most important issue facing the Oil & Energy business. In 2006, Hydro plans to increase its exploration level to around NOK 5 billion from NOK 2.6 billion in 2005. Increased oil recovery and acquisitions are also key elements in Hydro’s strategy to replace reserves. Hydro is focusing on improved oil recovery from existing fields in addition to finding viable solutions for developing

44 Business and Operating Information
         Financial Information
smaller fields, including satellite fields enabled by the optimal use of present infrastructure.
     A substantial increase in exploration and development activities for the industry as a whole is driving higher demand for rig capacity and increased costs. However, Hydro, as operator, has secured rig capacity on the NCS for all of its planned drilling activity during the next three years and for part of its planned drilling activity in 2009. Hydro has also secured rig slots for the majority of its operated international wells in 2006.
     Acquiring technical resources is also increasingly expensive but Hydro will continue to evaluate and make acquisitions when its competencies and expertise can add value to assets traded in the marketplace. Hydro has increased its long-term price assumptions for oil and gas investment decisions from US dollar 25 per boe to US dollar 30-35 per boe.
     Hydro also plans to continue its focus on new sources of energy, such as wind power and hydrogen. Environmental concerns, rising energy demands, and the security of existing energy supply present opportunities for developing new energy sources and Hydro expects consumption of energy from renewable sources to grow.
     Aluminium results for 2005 increased due to higher volumes from primary aluminium production together with higher realized aluminium prices. However, the high energy prices underlying Hydro’s record Oil & Energy results also had a substantial impact on its aluminium business.
     The significant increase in power costs in major aluminium producing regions such as Europe and the United States was an important factor contributing to the strengthened aluminium prices. At the same time, the increased costs have reduced the competitiveness of aluminium production in these regions. In 2005, Hydro decided to close two primary aluminium plants located in Germany as a result of the increasing power prices. Increased energy cost is also underlying the migration of smelter capacity to energy rich, lower cost areas. Hydro’s joint venture agreement with Qatar Petroleum for the construction of a new smelter with a dedicated power plant is a major step to further increase the competitiveness of Hydro’s total primary aluminium system.
     China’s energy situation together with high alumina prices have led to measures from the Chinese government to curb exports of primary metal. China has increased its import of scrap for recycling and appears to be focusing more on downstream manufacturing activities than primary metal for export.
     Average aluminium market prices for 2005 increased by about 10 percent, compared with 2004 (LME three month average, expressed in US dollars). Measured in Norwegian kroner, the decline in the US dollar offset almost half of the price increase. The LME price increased significantly in the latter part of 2005, ending the year at US dollar 2,277 per mt. This resulted in unrealized losses on LME contracts for Hydro amounting to NOK 1,021 million for the year. Early in 2006, primary aluminium was trading at around US dollar 2,500 per mt. Trading by financial investors on the LME also increased significantly during 2005 and there is a risk of a substantial correction if the market sentiment changes. Given the cost increase for important input factors in the production of primary metal (i.e., energy costs and alumina), LME prices are expected to remain at a relatively high level for the longer term.
     Hydro’s downstream operations in Europe faced continued challenging market conditions during 2005. Market developments resulted in lower volumes while margins were under continuous pressure, particularly for the more standardized products. The US markets continued to expand, but at a lower pace than in 2004. The strengthening of the Euro to the US dollar over the last years has weakened the competitive position of European producers. In addition, margins measured in Norwegian kroner declined due to the stronger NOK/Euro exchange rate in 2005.
     Hydro is prioritizing future investment within its aluminium business toward upstream activities to reposition its upstream portfolio. Costly primary production is being closed down and replaced by competitive new capacity. Hydro has adjusted the price assumption for aluminium investments from USD 1,500 to USD 1,600 -1,700 per mt. In its downstream aluminium business, Hydro plans further measures to improve the financial performance and cash generation, including turnaround, divestment or closure of underperforming units. In January 2006, Hydro reorganized its upstream and downstream aluminium operations into two separate business areas, Aluminium Metal and Aluminium Products.
Summary of operating results
Operating income for the year increased 46 percent to NOK 46,432 million, compared with 2004. Operating income for 2005 included non-cash charges of approximately NOK 1.8 billion, including impairment losses in Hydro’s aluminium business of NOK 1.2 billion. In addition, 2005 operating income included approximately NOK 1.4 billion of unrealized losses on derivative contracts relating to hedges due to a significant rise in the forward prices for aluminium, oil, gas, and power at the end of the year. Operating income increased by 47 percent in 2004, compared with 2003 as a result of high oil and gas prices, together with increased production for both of Hydro’s core business areas. Operating income for 2004 included impairment losses and rationalization costs totaling approximately NOK 2.6 billion.

OPERATING INCOME

Amounts in NOK million	2005	2004	2003

Oil & Energy	43,451	31,144	21,143
Aluminium	2,511	1,805	2,456
Other activities	(2)	312	(404)
Corporate and eliminations	472	(1,414)	(1,569)

Total	46,432	31,847	21,625

The change in 2005 operating income and the most important items affecting the change are included in the table below:

Amounts in NOK million

Operating income 2005	46,432
Operating income 2004	31,847

Change	14,585

Prices and currency, E & P1) 2)	15,555
Margin including currency effects	250
Volume	85
Fixed costs	1,380
Depreciation	10
Production and exploration costs,E & P 2)	(1,430)
Write-downs, other	800
Trading and unrealized LME effects, Aluminium	(1,025)
Other	(1,040)

Total change in operating income	14,585

1)	Including positive variances for elimination of unrealized gain/loss on electricity contracts (NOK 1,626 million for the year) and negative variance for elimination of the gain/loss on gas contracts (NOK 833 million for the year).

2)	Exploration and Production.

Business and Operating Information 45
Financial Information
Oil & Energy
Operating income increased by 40 percent from 2004 to NOK 43,451 million mainly due to the higher oil and gas prices. Operating income increased 47 percent in 2004 compared to 2003 primarily driven by higher prices for oil and gas, higher volumes and a lower level of exploration costs.
     Hydro realized average oil prices 1) of US dollar 53.10 in 2005, up 42 percent from US dollar 37.30 in 2004. In 2004, average realized oil prices increased 30 percent in US dollars. Expressed in Norwegian kroner, average realized oil prices increased by 36 percent in 2005 and by 24 percent in 2004. Average realized gas prices in 2005 were NOK 1.52 per standard cubic meter, up 39 percent from NOK 1.09 per standard cubic meter in 2004. The increase primarily reflected higher prices of oil products and a strong spot market for gas. Realized average gas prices increased during 2004 approximately 6 percent. Nordic electricity prices have been slightly lower in 2005 than in 2004.
     During 2005, average oil and gas production declined by approximately 2 percent, from 572,000 boe per day in 2004 to 563,000 boe per day. Production in 2005 was 12,000 boe below target for the year mainly as a result of production shortages from the partner-operated Snorre field. Average production increased by 8 percent in 2004 from a level of 530,000 boe per day in 2003.
     Hydro’s average production cost was NOK 25.3 per boe in 2005, an increase of 22 percent compared to NOK 20.7 per boe in 2004 and 2003. The main reason for the increase was higher costs related to gas for injection into the Grane field. Average depreciation cost per boe increased by 4 percent from 2004, including about NOK 100 million of depreciation relating to Spinnaker and a charge for previously capitalized development costs relating to the Telemark field amounting to NOK 210 million. Average depreciation cost per boe for 2004 was unchanged, compared with 2003.
     Exploration activity levels were substantially higher in 2005 than in 2004. Expenditures relating to exploration activity in 2005 were NOK 2,582 million, compared with NOK 1,412 million in 2004 and NOK 1,609 million in 2003. Roughly 66 percent of the exploration activity related to areas outside the NCS, the same level as in 2004. A total of NOK 1,839 million of exploration costs was expensed in 2005, approximately 45 percent higher than in 2004. Cost expensed in 2005 included NOK 320 million relating to the value allocated to seismic databases acquired as part of the Spinnaker acquisition which was completed in December.
     Operating income in 2005 included unrealized losses on oil and gas hedging contracts entered into in connection with Spinnaker operations amounting to NOK 440 million.
Aluminium
Operating income amounted to NOK 2,511 for the year and was impacted by impairment losses of NOK 1,238 million relating to Hydro’s magnesium and rolled products businesses. In 2004, operating income included impairment losses of NOK 2,042 million relating to Hydro’s German primary aluminium plants in addition to manning reduction costs of approximately NOK 500 million. Operating income for 2005 included unrealized losses on LME contracts amounting to NOK 1,021 million, compared with unrealized gains of NOK 175 million in 2004 and unrealized losses of NOK 49 million in 2003.
     Hydro’s primary metal volumes increased 6 percent to 1,826,000 mt in 2005, up from 1,720,000 mt in 2004. The increase included new capacity relating to the Sunndal plant in Norway and the Alouette plant in Canada. Primary metal volumes increased by 17 percent in 2004 from 1,473,000 mt in 2003. The increase included new capacity relating to the Sunndal expansion and about 130,000 mt relating to the consolidation of Slovalco, an aluminium smelter in Slovakia.
     Hydro’s realized aluminium price strengthened to US dollar 1,812 per mt in 2005, compared with US dollar 1,629 per mt in 2004, an increase of 11 percent. In 2004, Hydro’s realized aluminium price increased by 13 percent from US dollar 1,440 per mt in 2003. Measured in Norwegian kroner, the realized aluminium price increased by approximately 5 percent in 2005 and slightly over 9 percent in 2004. The realized NOK to US dollar exchange rate was NOK 6.57 for 2005, compared with NOK 6.98 in 2004 and NOK 7.25 in 2003. Realized prices and currencies include the effect of hedges.
Outlook
Economic indicators signal continued global growth in 2006. Economic development in the United States is expected to slow slightly from the 2005 level, while conditions in Europe are expected to improve moderately. Development in the major Asian economies, including China, is expected to continue in line with 2005 growth rates.
     The oil market is expected to remain tight in 2006. Continued strong economic growth is expected to increase global oil demand in 2006. However more production capacity, both non-OPEC and OPEC, is expected to come on-stream. In the beginning of 2006, increased tensions in Nigeria and Iran have raised geopolitical concerns that have been an important price driver.
     High European forward gas prices for 2006 are reflecting the high oil and energy price levels in Europe. Forward prices for gas delivered to the UK in the winter of 2006/2007 are at a very high level, reflecting expectations of a tight gas supply situation in the UK, even though new pipeline capacity is planned to come on-stream.
     Norwegian water reservoir levels were slightly above average at the end of 2005 for Hydro-owned power plants and slightly below average for the Nordic market area in general. The electricity price is expected to stay at a high level for the whole of 2006 as result of a tight Nordic power balance.
     Hydro expects global consumption of primary metal to grow by about 6 percent, corresponding to approximately 1.8 million mt, while global production is expected to increase by about 4 percent, both highly dependent on developments in China. Announced capacity closures in Europe and the United States may be delayed due to continued high aluminium prices.
     In 2005, there was a tight supply/demand balance for alumina which resulted in increased spot alumina prices, compared with 2004. The high spot prices have also put pressure on the pricing of new long and medium term contracts. Prices are expected to stay at a high level during 2006.
     Shipments to the European rolled products and extrusion markets are expected to improve moderately during 2006. However, pressure on margins is expected to continue. Growth estimates for Europe made by the European Aluminium Association (EAA) are about 3 percent and 2 percent, respectively, for flat rolled products and extrusions. US consumption of semi-finished aluminium products is expected to continue to grow in 2006. The global light vehicle automotive market is expected to grow moderately during 2006. Developments in the United States are expected to be flat, while the European market is expected to improve moderately.
     Electricity prices in Europe, and in most of the United States, are expected to remain at high levels. Power costs for Hydro’s aluminium

1)	Average oil price realized by Oil & Energy’s Exploration and Production sub-segment.

46 Business and Operating Information
         Financial Information
business are expected to increase by roughly NOK 1.4 billion for 2006 compared to the total cost of power in 2005. Approximately NOK 1.1 billion of the increase relates to upstream activities, with a large part relating to operations in Germany. In 2005, Hydro established a new LME hedging program in order to secure acceptable operating margins for a portion of its primary metal production for 2006, and to mitigate the effects of higher energy cost, especially in Germany. Under the program, 130,000 mt have been sold forward on the LME at price levels of approximately USD 2,150 per mt. The contracts are evenly spread over the last three quarters of 2006. In the first quarter of 2006, Hydro expanded the program selling 330,000 mt forward on the LME at an average price of USD 2,250 per mt. The additional amount covers 2007 and 2008 in total and represents about 10 percent of Hydro’s total expected primary production during this period. In addition, energy supplies for the Rheinwerk smelter in Neuss have been secured at market terms for 2006 — 2008.
     Volatility in the oil, gas, power and aluminium markets is expected to continue and could result in substantial unrealized gains and losses in future quarters.2)
Earnings from non-consolidated investees
Earnings for non-consolidated investees declined to NOK 619 million for 2005 mainly as a result of reduced earnings from Alunorte in Brazil due to unrealized currency losses on US dollar loans, increased production costs and losses on operational hedge programs as a result of the increased aluminium market prices. Earnings from non-consolidated investees for 2004 included a charge of NOK 268 million relating to the write-down of the Hamburger Aluminium Werk (HAW) smelter in Germany. In addition, earnings for 2004 included unrealized currency gains relating to Alunorte of NOK 63 million, compared with a gain of NOK 218 million in 2003.
Financial income (expense) net

Amounts in NOK million	2005	2004	2003

Interest income	897	973	1,005
Dividends received/net gain (loss) on securities	338	190	285
Interest income and other financial income	1,235	1,163	1,290

Interest expense	(1,745)	(2,077)	(2,782)
Capitalized interest	867	664	715
Net foreign exchange gain (loss)	(2,159)	1,350	1,035
Other	(89)	(964)	(104)
Interest expense and foreign exchange gain/loss)	(3,125)	(1,027)	(1,136)
Net financial income (expense)	(1,890)	137	154

Net financial expenses for 2005 amounted to NOK 1,890 million, including a net foreign currency loss of NOK 2,159 million. In 2005, the average US dollar rate was lower than in 2004 but ended the year substantially higher than the rate at the end of 2004 resulting in losses on Hydro’s US dollar denominated debt. Net financial income for 2004 and 2003 included net currency gains amounting to NOK 1,350 million and NOK 1,035 million, respectively. Net financial income for 2004 also included a charge of approximately NOK 860 million relating to the prepayment of bonds denominated in US dollars, Euro and British pounds totaling about NOK 5 billion in nominal value.
     Interest expense amounted to NOK 1,745 million and NOK 2,077 million for 2005 and 2004, respectively. The decline in net interest expense for 2005 compared to 2004 resulted primarily from the debt repayment described above. Net interest expense declined in 2004, mainly due to the repayment of an additional NOK 3 billion in debt made earlier in the year and as a result of higher tax related interest earnings amounting to about NOK 235 million.
Other income and expense net
Other income (net) was NOK 990 million for the year, compared with NOK 169 million for 2004. In December 2005, Hydro sold its interest in Biomar Holding A/S recognizing a gain of NOK 693 million. In April 2005, Hydro sold its remaining interest in Pronova Biocare for NOK 275 million, recognizing a gain on the sale amounting to NOK 233 million. Other income in 2004 included NOK 110 million relating to the divestment of 80.1 percent of Pronova Biocare.
     Other expense (net) amounted to NOK 1,253 million in 2003 including a charge of NOK 2,207 million resulting from amended Norwegian tax regulations relating to the removal costs for oil and gas installations on the NCS. The change in regulations also resulted in a reduction to the tax provision in 2003 by NOK 2,380 million, for a net non-recurring effect of NOK 173 million. Other income for 2003 also included a gain of NOK 326 million from the sale of Hydro’s interest in the Sundsfjord power plant in exchange for shares in the acquiring power company. In addition, other income for 2003 included a gain of NOK 490 million on the sale of Hydro’s interest in the Scanraff refinery located in Sweden. The sale agreement included the possibility of a price adjustment depending on the development in refinery margins during 2004 and 2005. High refinery margins during 2004 have resulted in an additional gain of NOK 59 million being recognized in 2004 and NOK 65 million in 2005.
Income tax expense
The provision for current and deferred taxes for 2005 amounted to NOK 30,317 million, approximately 66 percent of income from continuing operations before tax. All of the amount consisted of current taxes. The equivalent amount for 2004 was NOK 21,197 million, approximately 65 percent of income from continuing operations before tax. In 2004, Hydro reversed deferred tax liabilities of approximately NOK 900 million as a result of changes in Norwegian tax regulations.
     The provision for current and deferred taxes for 2003 amounted to NOK 12,922 million, approximately 61 percent of income from continuing operations before tax. The tax rate for 2003 included a credit of NOK 2,380 million relating to the tax treatment of future expenses to be incurred in removing oil and gas installations from the NCS discussed

2)	Hydro is engaged in substantial trading and commercial activities in the physical markets and also uses financial instruments such as forwards, futures and options both on and off exchanges in order to manage and hedge unfavorable fluctuations in prices and production volumes. Certain contracts are marked-to-market value in the balance sheet with unrealized gains and losses reflected in operating results for the period or deferred if certain hedge accounting criteria are met. Offsetting gains and losses on contracts within Hydro’s total portfolio that are not marked-to-market value are recognized when realized (i.e., when the contracts are closed). This can result in significant effects on reported results, in particular, during periods of substantial volatility in the markets.

Business and Operating Information 47
Financial Information
above. Excluding the effect of the change in regulations, the tax rate was 66 percent for the period.
     The high effective tax rate results from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.
Discontinued operations
Income from discontinued operations was zero for 2005, compared with NOK 1,083 million for 2004 and NOK 2,312 million for 2003. The amounts relate to activities transferred to Yara International ASA in the agri demerger transaction completed 24 March 2004. All results directly connected to the demerged operations as well as the demerger transaction costs and gains are included in income from discontinued operations. The amounts include Yara’s results for the periods up to its listing on the Oslo Stock Exchange and the direct costs of the demerger. The amount in 2004 also includes Hydro’s gain from the sale of its 20 percent shareholding in Yara, amounting to NOK 385 million after tax. The effects of internal transactions, including interest and currency gains and losses, are excluded from income from discontinued operations. See note 2 — Business combinations dispositions and demerger to the Consolidated Financial Statements for additional information relating to discontinued operations and specification of related amounts.
Return on average Capital Employed (RoaCE 3))
RoaCE was 16.8 percent for 2005, compared with 13.0 percent for 2004 and 8.4 percent for 2003. Adjusted for the effects of special events 4) RoaCE was 19.9 and 13.6 percent for 2005 and 2004, respectively. See also the discussion included in the section Use of non-GAAP financial measures later in this report.
     Normalized RoaCE for 2005 adjusted for the effects of the special events was 9.2 percent, compared with 8.2 percent in 2004. In December 2004, Hydro announced a target for normalized RoaCE of 7.5-8.5 percent for 2006 which did not take into consideration any of the special events described below. Hydro has reached its targeted level for both years 2004 and 2005.
Adjusted EBITDA 5)
The segment discussion below refers to adjusted EBITDA which is an integral part of Hydro’s steering model.
     A reconciliation of operating income to adjusted EBITDA for 2005 for each of Hydro’s operating segments is presented in the table below.

OPERATING INCOME — ADJUSTED EBIT — ADJUSTED EBITDA 2005

				Selected
Amounts in	Operating	Non-cons.	Interest	financial	Other	Adjusted	Depr.	Adjusted
NOK million	income (loss)	Investees	Income	income	income	EBIT	and amort.	EBITDA

Exploration and Production	40,594	6	13	26	—	40,640	9,962	50,601
Energy and Oil Marketing	3,575	108	36	—	65	3,783	673	4,456
Eliminations	(719)	(2)	—	—	—	(720)	2	(719)

Hydro Oil & Energy	43,451	112	49	26	65	43,703	10,636	54,339

Metals	3,898	272	6	122	—	4,298	1,727	6,025
Rolled Products	754	(27)	5	4	—	736	829	1,565
Extrusion and Automotive	(1,100)	100	18	—	—	(982)	2,477	1,495
Other and eliminations	(1,041)	—	—	—	—	(1,041)	—	(1,041)

Hydro Aluminium	2,511	345	29	126	—	3,011	5,033	8,044

Other activities	(2)	164	100	167	925	1,355	525	1,880
Corporate and eliminations	472	(1)	719	19	—	1,209	22	1,231

Total	46,432	619	897	338	990	49,277	16,216	65,493

3)	RoaCE is defined as Earnings after tax divided by average Capital Employed. See also discussion pertaining to non-GAAP financial measures included later in this report, including the long term price assumptions used to calculate normalized RoaCE.

4)	2005: The acquisition of Spinnaker in December and the impairment loss within Hydro’s aluminium business. 2004: Impairment losses within Hydro’s aluminium business, together with the effect of a change in Norwegian tax legislation.

5)	See discussion pertaining to Segment Measures included in note 5 — Operating and geographic segment information — to Hydro’s consolidated financial statements.

48 Business and Operating Information
         Financial Information

OIL AND GAS PRODUCTION	OIL PRICE	OPERATING INCOME OIL & ENERGY

Oil & Energy

Amounts in NOK million	2005	2004	2003

Operating Revenues	91,490	71,269	58,805
Operating Costs	48,039	40,125	37,662
Operating Income	43,451	31,144	21,143
Adjusted EBITDA	54,339	41,777	31,826
Capital Employed	56,353	36,511	42,329
Adjusted RoaCE 1)	32.7%	23.4%	16.2%
Number of employees	3,715	3,527	3,465

	2005	2004	2003

Oil and gas production (thousands boed)	563	572	530
Oil price (USD/bbl)	53.10	37.30	28.70
Oil price (NOK/bbl)	342.20	251.30	202.90
Average exchange rate USD/NOK	6.44	6.74	7.07
Gas price (NOK/Sm3)	1.52	1.09	1.03
Exploration expense (NOK million)	1,839	1,264	1,577

1)	Actual 2005 RoaCE adjusted for the effects of the Spinnaker acquisition.
Operating results
Hydro’s oil & energy operating income increased by 40 percent to NOK 43,451 million in 2005, compared with 2004. The strong result mainly resulted from the substantial increase in oil and gas prices during the year combined with good cost control. In 2004, operating income increased by 47 percent, compared with 2003, as a result of favorable market conditions and growth in production.
     Adjusted EBITDA for Oil & Energy increased 30 percent to NOK 54,339 million for the year. Adjusted EBITDA increased 31 percent in 2004 compared to 2003. The improvement in adjusted EBITDA resulted from the same factors underlying the improvement in operating income.
Market conditions
In 2005, oil prices reached new record levels in nominal terms several times during the year. The key drivers in 2005 have been a very tight oil market due to weak growth in non-OPEC production, low OPEC spare capacity and a strained refinery sector. As a result, the oil market was highly exposed to unforeseen production outages that kept oil prices high for large parts of 2005.
     Hydro realized average oil prices of US dollar 53.10 in 2005, up 42 percent from 2004. This was approximately US dollar 1.40 below the average Brent price of US dollar 54.50, mainly resulting from a negative price differential on oil from the Grane field, which is heavier than Brent blend and therefore sold at lower average prices. In 2004, Hydro’s realized average oil price increased by 30 percent, compared with 2003. Expressed in Norwegian kroner, average oil prices increased by 36 percent in 2005 and by 24 percent in 2004.
     Average realized gas prices in 2005 were NOK 1.52 per standard cubic meter, up 39 percent from 2004. The increase primarily reflected higher prices of oil products; gas prices in long-term contracts are, to a large extent, linked to the price of oil products with a lag of approximately six months. In addition, there has been a general increase in European spot prices for gas, especially in the UK gas market. Forward prices have been very volatile during 2005, and the forward prices for gas for 2006 and onwards have increased considerably since the end of 2004. Realized average gas prices increased by 6 percent in 2004.
     Nordic electricity prices have been slightly lower in 2005 than in 2004. Average spot prices for 2005 were NOK 0.23 per kWh, compared to NOK 0.24 per kWh in 2004 and NOK 0.29 kWh in 2003. The decline in

Business and Operating Information 49
Financial Information
prices reflected generally higher Norwegian and Swedish reservoir levels in 2005, compared with 2004, partly offset by high European energy price levels. Water reservoir levels in Norway and Sweden were close to normal by the end of 2005.
Production and reserves
During 2005, average production declined by approximately 2 percent, from 572,000 boe per day in 2004 to 563,000 boe per day. Production in 2005 was below target for the year mainly as a result of production shortages from the partner-operated Snorre field. The Snorre field was shutdown at the end of 2004 due to gas leakage and did not reach planned production levels until the fourth quarter of 2005, due to reduced capacity for injection of associated gas. The delayed start-up of several new fields coming on-stream in 2005 also impacted production for the year. Average production increased by 8 percent in 2004 from a level of 530,000 boe per day in 2003.
     Oil production decreased by 5 percent in 2005 and increased by 6 percent in 2004. Oil production accounted for 71 percent of the total production compared to 73 percent in 2004 and 74 percent in 2003. Maintenance stops and other shutdowns resulted in production losses or delayed production of 23,000 boe per day for 2005, compared to 20,000 boe per day in 2004 and 12,000 boe per day in 2003.
     Gas production increased to a total of 9.4 billion standard cubic meters (Sm3) in 2005, an increase of 7 percent, compared with 8.8 billion Sm3 in 2004. The increase was mainly due to production from the Kvitebjørn field, which came on-stream late 2004, as well as increased gas production permits in 2005. Gas production increased 13 percent in 2004 from 7.8 billion standard cubic meters in 2003.
     Hydro is targeting an average compound annual growth rate for production of about 6 percent for the 2005-2010 period based on its current portfolio of fields in production, fields under development, and fields considered for development. For 2006, Hydro is targeting an average production of 615,000 boe per day, an increase of around 9 percent, compared with average production in 2005. Approximately 80 percent of production in 2006 is expected to come from currently booked proved reserves. Hydro expects to reach an average daily production of 750,000 boe per day in 2010. Approximately 57 percent of the production in 2010 is expected to come from currently booked proved reserves. Production outside Norway will be increasingly important in meeting these targets.
     Hydro intends to maintain its position as an efficient operator on the NCS, and to contain cost levels on operated facilities despite the underlying maturing nature of the portfolio. Hydro’s average production cost including purchase of gas for injection was NOK 25.3 per boe in 2005. Cost for injection gas was NOK 5.4 per boe in 2005. Hydro has targeted a production cost, excluding costs of purchase of gas for injection, of NOK 23 per boe for 2006. New fields starting up, increased well maintenance and the planned Terra Nova maintenance stop in 2006 are main components driving cost increase.
Hydro’s proved oil and gas reserves and changes to the reserves for 2005 and the four preceding years are included in the table below. 6) The main contributors to reserves included the Tyrihans, Oseberg Delta, and Fram øst fields. Revisions of reserves included a reduction of 21 million boe relating to fields operated under production-sharing agreement (PSA) contracts and an increase of 13 million boe as the increase of oil prices has extended the expected life of the fields. Hydro acquired approximately 52 million boe of proven reserves as well as substantial technical resources in 2005 through the acquisition of Spinnaker. Reserve life (defined as the number of years of production from proved reserves at the present production level) was 10 years at the end of 2005; comprised of 6 years for oil and 20 years for gas. Reserve life is at the same level as in 2004.
Key development activities
The Ormen Lange and Langeled development has been the main development project for Hydro in 2005. Ormen Lange is the largest discovered undeveloped gas field on the NCS, at water depths of 850 to 1,100 meters. Production is scheduled to begin in the final quarter of 2007. The related Langeled gas pipeline that is under development will transport gas from Ormen Lange approximately 1,200 kilometers from the west coast of Norway to the United Kingdom, an attractive market for Norwegian gas due to the declining UK gas reserves. The project is proceeding according to plan, and was 60 percent complete at year-end.
     In 2005, Hydro acquired Spinnaker Exploration Company, an independent energy company engaged in the exploration, development and production of oil and gas mainly in the Gulf of Mexico. On 13 December, the acquisition was completed in an all-cash transaction for USD 2.45 billion (NOK 16.5 billion). Hydro also assumed approximately USD 137 million in net interest-bearing debt.
     In November 2005, Hydro entered into an agreement with the independent Canadian oil and gas company, the EnCana Corporation, to acquire an EnCana subsidiary for a cash consideration of USD 350 million on a debt-free basis. The EnCana subsidiary holds a 50 percent interest in the Chinook discovery, offshore Brazil. The closing of this transaction is expected in the first half of 2006 and is subject to regulatory approval.
     Hydro has been pursuing an ownership interest in the Shtokman gas field through cooperation with Gazprom in accordance with a Memorandum of Understanding (MoU) that was signed in December 2004. During 2005, Gazprom announced Hydro as one of the five companies short-listed for possible future participation in development of the field which is located offshore in the central Russian sector of the Barents Sea. Final selection of partners for the Shtokman field will most likely be undertaken by Gazprom in the second quarter of 2006.
     In 2005, Naturkraft AS, a 50 percent Hydro owned company, decided to develop a gas-fired power plant at Karstø, located on the west coast of Norway. The power plant is planned to be in operation during the fall of 2007. Hydro’s share of the expected annual production of the plant

RESERVES IN MILLION BOE

	2005	2004	2003	2002	2001

Proved reserves at beginning of year	2,076	2,288	2,225	2,073	2,040
New reserves	59	23	265	118	89
Revisions of reserves	64	39	(6)	23	99
Net purchase and sales	52	(65)	(2)	186	(1)
Production	(206)	(209)	(194)	(175)	(154)

Proved reserves at end of year	2,046	2,076	2,288	2,225	2,073

6)	For the definition of proved reserves, proved developed reserves and proved undeveloped reserves, see Terms and definitions at the end of this report.

50 Business and Operating Information
         Financial Information
is roughly 1.5 TWh. The total investment cost of the project is estimated to be somewhat more than NOK 2 billion.
     Hydro has a strong gas infrastructure position in Northwestern Europe, which is well linked with its upstream position. The ongoing liberalization process of the European gas market is leading to a more liquid market with contract prices influenced by short-term gas market developments. Liquidity within the UK market has increased, and is considered a well functioning short-term market. While there is less liquidity on the European continent, it is increasing at several hubs. Hydro intends to combine its role as a natural gas producer with that of a wholesaler and trader to increase its share in the European gas market.
Exploration and Production

Amounts in NOK million	2005	2004	2003

Operating Revenues	64,201	48,962	37,904
Operating Costs	23,607	20,599	19,404
Operating Income	40,594	28,363	18,500
Adjusted EBITDA	50,601	38,168	27,624
Number of employees	3,067	2,821	2,800

VARIANCE ANALYSIS EXPLORATION AND PRODUCTION

Amounts in NOK million

Operating income 2005	40,594
Operating income 2004	28,363

Change	12,231

Prices and currency	15,555
Volume	(600)
Depreciation	(210)
Production costs	(855)
Exploration costs	(575)
Other	(1,085)

Total change in Operating income	12,231

Operating revenues
Operating revenues increased by 31 percent to NOK 64,201 million in 2005, mainly driven by higher oil and gas prices. Operating revenues increased 29 percent in 2004, compared to 2003 as a result of production growth combined with favourable market conditions.
Operating costs
Operating costs increased by 15 percent to NOK 23,607 million in 2005, compared with 2004. Operating costs increased by 6 percent in 2004, compared to 2003.
     Hydro’s average production cost 7) was NOK 25.3 per boe in 2005, an increase of 22 percent compared to NOK 20.7 per boe in 2004 and 2003. The main reason for the increase was higher costs related to gas for injection into the Grane field. Gas for injection included in average production costs amounted to NOK 5.4 per boe in 2005, compared to NOK 2.8 per boe in 2004 and NOK 0.7 per boe in 2003.
Depreciation, including write-downs and depreciation of capitalized costs relating to abandonment and well closure (but excluding depreciation on transportation systems), averaged NOK 48 per boe in 2005, increasing from NOK 45 in 2004 and 2003. Depreciation in 2005 included approximately NOK 100 million relating to Spinnaker. In addition, Hydro expensed previously capitalized development costs relating to the Telemark field amounting to NOK 210 million in 2005.
     Exploration activity levels were substantially higher in 2005 than in 2004. Exploration costs in 2005 amounted to NOK 1,839 million, approximately 45 percent higher than in 2004. Exploration costs for 2005 included about NOK 138 million related to unsuccessful wells drilled in Norway in 2005. In addition, NOK 49 million was expensed relating to exploration costs capitalized in previous years in Norway and Libya. Exploration costs for 2005 also included NOK 320 million relating to the value allocated to seismic databases acquired as part of the Spinnaker acquisition which was completed in December.8) Capitalized exploration well costs amounted to NOK 707 million in 2005, compared with NOK 397 million in 2004 and NOK 204 million in 2003. Expenditures relating to exploration activity in 2005 were NOK 2,582 million, compared with NOK 1,412 million in 2004 and NOK 1,609 million in 2003. Roughly 66 percent of the exploration activity related to areas outside the NCS, the same share as in 2004. A total of 22 exploration wells, including four extensions of production wells, were completed in 2005 resulting in 14 discoveries. Hydro was operator for half of the discoveries. Seven of the discoveries were made on the NCS, two in Angola, three in Libya, one in Denmark, and one discovery was made in Iran. The commerciality of the Stetind discovery on the NCS is still to be determined. In addition, one exploration well in Libya is still under evaluation. Drilling operations underway at year-end included 9 wells.
     Exploration cost amounted to NOK 1,264 million in 2004, a reduction of 20 percent, compared with 2003. The decline resulted from higher capitalized exploration well costs as a result of successful wells and wells in progress, in addition to a 12 percent reduction in the level of exploration activity for 2004 compared to 2003. Roughly 66 percent of the exploration activity in 2004 related to areas outside the NCS compared to about 73 percent in 2003. International exploration activities in 2004 occurred mainly in Angola, Canada, Iran and the GoM. Out of a total of 17 exploration wells drilled and completed during 2004, 11 discoveries were made. In addition, three exploration extensions of production wells were drilled in 2004, all of which resulted in discoveries.
Operating income
Operating income increased 43 percent to NOK 40,594 million in 2005, mainly due to the higher oil and gas prices. Operating income increased 53 percent in 2004 compared to 2003 primarily driven by higher prices for oil and gas, higher volumes and a lower level of exploration costs.
     Operating income in 2005 included unrealized losses on oil and gas hedging contracts relating to Spinnaker operations of NOK 440 million. Hydro has hedged the majority of the expected oil and gas production from Spinnaker for the period 2006-2008. Under the program, crude oil prices (West Texas Intermediate reference) have been secured between USD 45 per boe and USD 71.45 per boe using zero cost collar options. Hydro has secured the gas price (Henry Hub reference) by purchasing put options for the same period with a strike price of USD 7.5 per million

7)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.

8)	See discussion included in note 2 — Business combinations, dispositions and demeger — to Hydro’s consolidated financial statements for further informa tion. In accordance with Hydro’s accounting policy, all expenses related to exploration, with the exception of the cost of drilling exploratory wells, are expensed as incurred. As a result, any fair value allocated to such costs relating to acquired assets must be written off.

Business and Operating Information	51
Financial Information
British thermal units. These derivatives are included in the balance sheet at fair value, with changes in the fair value recognized in the income statement. In addition, Hydro recognized an unrealized loss of NOK 185 million on embedded gas derivatives 9) due to the significant market price increase at the end of 2005.
Adjusted EBITDA
Adjusted EBITDA in 2005 increased by 33 percent to NOK 50,601 million, compared with 2004. Adjusted EBITDA increased 38 percent in 2004 compared to 2003.
Energy and Oil Marketing

Amounts in NOK million	2005	2004	2003

Operating Revenues	76,513	59,339	48,216
Operating Costs	72,938	56,689	45,548
Operating Income	3,575	2,650	2,668
Adjusted EBITDA	4,456	3,478	4,226
Number of employees	648	706	665

The business activities of Energy and Oil marketing consist of the development and operation of Hydro’s own power stations and gas infrastructure as well as margin-based sales and trading activities. As a result, operating revenues and costs in any given year are largely a function of volume traded and the level of prevailing market prices for crude oil, natural gas and electricity.

VARIANCE ANALYSIS ENERGY AND OIL MARKETING

Amounts in NOK million

Operating income 2005	3,575
Operating income 2004	2,650

Change	925

Margin	130
Volume	925
Fixed costs	(105)
Depreciation	(10)
Other	(15)

Total change in Operating income	925

Operating revenues
Operating revenues increased by 29 percent to NOK 76,513 million in 2005 and by 23 percent from 2003 to 2004. The increase reflected the increased market prices for energy as well as increased volumes. Power production in 2005 was 10.8 TWh, compared with 8.1 TWh in 2004 and 7.5 TWh in 2003. The fluctuations in power production resulted from changes in reservoir levels due to variations in weather conditions.
     In 2005, internal sales to other business areas within Hydro amounted to NOK 10,771 million. Internal sales in 2004 were NOK 8,037 million and NOK 6,779 in 2003. All internal sales are at market prices.
Operating costs
Operating costs increased by 29 percent to NOK 72,938 million in 2005, compared with 2004. Operating costs increased about 24 percent in 2004 compared to 2003. As described above, operating costs are mainly comprised of purchases of crude oil, natural gas and electricity. Operating cost also includes process costs relating to the operations of power stations, the gas infrastructure and other costs. There were no substantial changes in these costs in 2005 compared to 2004.
Operating income
Operating income increased by 35 percent to NOK 3,575 million in 2005, compared with 2004. Operating income was almost at the same level in 2003 as in 2004. Increased power production, increased transportation volumes and good results in oil trading had a positive effect on operating income in 2005.
     Operating income from power activities increased by 52 percent to NOK 1,109 million in 2005, compared with 2004 as a result of higher power production. Hydro also purchases electricity in the market for its own consumption. The 10 percent increase in operating income from power activities in 2004, compared to 2003, resulted primarily from higher production.

OPERATING INCOME

Amount in NOK million	2005	2004	2003

Power activities	1,109	732	664
Gas activities	2,156	1,833	1,795
Oil trading activities	299	188	406
Oil marketing	91	104	(16)
Other 1)	(80)	(208)	(181)

Total	3,575	2,650	2,668

1)	Other mainly consists of new energy activities.
Operating income from gas activities increased by 18 percent to NOK 2,156 million in 2005, compared with 2004. Gas activities consist of gas transportation and gas trading activities. Operating income for gas transportation increased by 18 percent during the year, amounting to NOK 1,764 million in 2005, compared with NOK 1,486 million in 2004 and NOK 1,525 million in 2003. The increase in 2005 mainly reflected higher transportation volumes. For 2005, operating income for gas trading amounted to NOK 392 million, compared with NOK 347 million in 2004 and NOK 270 million in 2003. Operating income for 2005 included unrealized losses on gas derivatives of NOK 39 million, compared with unrealized gains of NOK 382 million in 2004 and NOK 92 million in 2003.
     Operating income for gas trading is significantly more volatile than operating income for gas transportation as a result of marked-to-market valuations of certain gas contracts included in the total portfolio. Contracts for delivery on the highly liquid UK gas market are accounted for as derivatives and therefore reflected at market values in the balance sheet while many contracts for delivery on the less liquid continental market are not.
     Operating income from oil trading activities increased 59 percent to NOK 299 million in 2005 mainly as a result of good positioning in a volatile market. Oil trading activities include crude oil trading, gas liquids trading and shipping. Operating income from oil trading activities decreased by 54 percent in 2004 compared to 2003. The decline resulted primarily from the divestment of the Scanraff refinery toward the end of 2003.
     Operating income for oil marketing declined somewhat in 2005, compared with 2004 and resulted in an operating loss of NOK 16 million in 2003. The decrease from 2004 to 2005 resulted from intense price competition among gasoline filling stations in the Swedish market.
9)	See discussion in note 24 – Derivative instruments and risk management – to Hydro’s consolidated financial statements for further discussion on accounting for contract with embedded derivatives.

52	Business and Operating Information
Financial Information
Adjusted EBITDA
Adjusted EBITDA for 2005 increased by 28 percent to NOK 4,456 million. In 2004, adjusted EBITDA was 18 percent lower than 2003. Adjusted EBITDA was primarily influenced by the factors described above under operating income.
Eliminations Oil & Energy
As part of its downstream activities, Energy and Oil Marketing enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Energy and Oil Marketing recognizes both the internal purchase and the external sales contracts at market value. As a result, Energy and Oil Marketing recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. Exploration and Production regard the supply contracts to Energy and Oil Marketing as normal sales agreements and does not recognize unrealized gains and losses on the contracts. Eliminations of the internal sales and purchase contracts between Energy and Oil Marketing and Exploration and Production resulted in a negative effect on the operating income for Oil & Energy of NOK 739 million for 2005 as a result of increasing forward prices, compared with a positive effect of NOK 144 million in 2004.

Business and Operating Information	53
Financial Information

PRODUCTION OF PRIMARY ALUMINIUM	ALUMINIUM PRICE	OPERATING INCOME ALUMINIUM

Aluminium

Amounts in NOK million	2005	2004	2003

Operating Revenues	80,836	79,589	68,323
Operating Costs	78,325	77,784	65,867
Operating Income	2,511	1,805	2,456
Adjusted EBITDA	8,044	8,655	6,498
Capital Employed	46,211	43,542	44,926
Adjusted RoaCE 1)	6.0%	7.0%	4.7%
Number of employees	24,555	25,967	26,728

	2005	2004	2003

Aluminium price LME (USD/tonne)	1,900	1,721	1,428
Aluminium price realized	1,812	1,629	1,440
USD/NOK, realized 2)	6.57	6.98	7.25
Primary production (Kmt) 3)	1,826	1,720	1,473

Total volume delivered (Kmt)	3,821	3,638	3,330

1)	Actual 2005 and 2004 RoaCE adjusted for the effects of impairment losses.

2)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in adjusted EBITDA.

3)	Volumes includes production in the Variable Interest Entity Slovalco from 2004.
Operating results
Increased primary aluminium production, together with higher realized aluminium prices, had a positive influence on operating income for Hydro’s aluminium business in 2005. Operating income for the year was also impacted by impairment losses of NOK 1,238 million relating to Hydro’s magnesium and rolled products businesses. In 2004, operating income included impairment losses of NOK 2,042 million relating to Hydro’s German primary aluminium plants in addition to manning reduction costs of approximately NOK 500 million. In addition, operating income for 2005 included unrealized losses on LME contracts amounting to NOK 1,021 million, compared with unrealized gains of NOK 175 million in 2004 and unrealized losses of NOK 49 million in 2003.
     Adjusted EBITDA declined about 8 percent to NOK 8,044 million for 2005 mainly as a result of the increased unrealized losses on LME contracts described above. Income from non-consolidated investees was NOK 345 million in 2005, compared with NOK 381 million in 2004 which included a charge of NOK 268 million relating to the write-down of the HAW smelter in Germany. The decline in results for 2005 mainly reflected reduced earnings from Alunorte in Brazil due to unrealized currency losses on US dollar loans, increased production costs and losses on operational hedge programs due to the increased aluminium market prices. Adjusted EBITDA increased roughly 33 percent in 2004, compared with 2003 largely due to the positive factors underlying the developments in operating results for the year but excluding the non-cash effects of the write-downs and charges discussed above.
Market conditions
The average market price for aluminium (LME three month average) was USD 1,900 and USD 1,721 per mt for 2005 and 2004, respectively. The development in aluminium prices reflected increased short-term alumina prices, the significant rise in power costs for major producing regions such as Europe and the United States and higher prices for other input factors. In addition, financial investors have been very active in LME trading which has had a strong influence on price developments.

54	Business and Operating Information
Financial Information
Global consumption and production of primary metal increased by around 6 and 7 percent, respectively, in 2005. China’s consumption as well as production of primary aluminium increased by around 17 percent in 2005, compared with 2004.
     2005 was a difficult year for European producers of rolled products, particularly for standard products. Weak economic development, together with customer inventory reductions and intense competition, put severe pressure on margins for standard rolled products. Market demand from special product segments such as aircraft, lithographic sheet and can stock was stronger, while the automotive and foil market segments were flat.
     Total shipments for general extrusions in Europe declined an estimated 2.5 percent in 2005, compared with 2004, while shipments in the US market grew at a rate of 3 — 3.5 percent. European extrusion margins were under pressure throughout the year. Hydro’s building systems extrusion business experienced increased margins and volumes in 2005.
     Preliminary figures for global light vehicle sales indicate an increase of 2.7 percent from 2004 to 2005. North American and European light vehicle sales increased 0.5 — 1 percent during 2005, but both US and European sales fell during the fourth quarter of 2005, all compared with the corresponding periods in 2004.
Key development projects
In March 2006, Hydro signed an agreement to form a joint venture with Qatar Petroleum for the development, construction and operation of a world-class aluminium plant in Qatar (Hydro share 50 percent). The plant is expected to consist of a smelter, a casthouse and a carbon plant, along with a dedicated power plant. The Qatar plant is expected to have an initial design capacity of 585,000 mt and the plant site is suitable for more than doubling of the initial primary aluminium production capacity, up to 1.2 million mt per year. Preparations for the project continue. Construction is expected to begin mid-2007 and the plant is expected to begin production in the fourth quarter of 2009.
     In 2003, Hydro decided to participate in a second expansion of the Alunorte alumina refinery (Hydro’s share 34 percent). This ongoing expansion will increase capacity to approximately 4.4 million mt in 2006, providing Hydro Aluminium with a total of approximately 1.5 million mt of alumina annually. In 2005, Hydro decided to participate in a third expansion of Alunorte. The expansion will increase annual capacity to approximately 6.5 million mt, making the refinery the largest and among the most cost-efficient in the world. The third expansion, which is expected to be completed in 2008, will be a direct continuation of the second expansion, and will benefit from the project organization already in place. The cost of the third expansion is expected to amount to USD 845 million (Hydro’s share 34 percent).
     The smelter expansion project in Alouette (Hydro share 20 percent) reached full production capacity of 550,000 mt per year during 2005. The project was completed ahead of schedule and within budget.
Plant closures
Following the write-down of German primary metal plants in 2004, Hydro has not been able to renew or replace the electricity contracts at sustainable terms and conditions and has therefore decided to close the Stade smelter and, together with its co-owners, the HAW smelter. HAW production was shut down at the end of 2005, while production at the Stade smelter is expected to be phased out by the end of 2006. To partly compensate for the increased power costs in Germany, a major improvement program has been established at the Neuss smelter, which targets annual cost savings of approximately Euro 20 — 30 million.
Following the decision to close the primary production in the partly owned HAW, Hydro has acquired 100 percent of the related cast house operations. As a result, the cast house will continue to supply Hydro’s rolling mill in Hamburg with sheet ingot based on remelt of scrap and ingot.
     Hydro will close the Søderberg production lines in Norway at its Høyanger and Årdal smelters. The Søderberg line in Høyanger is planned to be closed during the first quarter of 2006. The timing of closing the line at the Årdal smelter will be decided by the end of the first quarter of 2006.
     Hydro’s total 2005 production from the above plants and production lines amounted to 173,000 mt. Total costs related to the closures discussed above, are expected to be approximately NOK 1 billion. Approximately NOK 200 million of the costs were charged to operating results for 2005 and the remaining costs are expected to be charged to results for 2006 and 2007.
Metals

Amounts in NOK million	2005	2004	2003

Operating Revenues	54,961	51,910	39,140
Operating Costs	51,063	51,050	37,060
Operating Income	3,898	860	2,080
Adjusted EBITDA	6,025	5,372	4,019
Number of employees	5,558	6,161	6,276

VARIANCE ANALYSIS METALS

Amounts in NOK million

Operating income 2005	3,898
Operating income 2004	860

Change	3,038

Margin	(155)
Volume	600
Fixed costs	420
Depreciation	70
Trading and hedging 1)	170
Write-downs, other	2,040
Other	(105)

Total change in Operating income	3,038

1)	Includes realized effects from the Sunndal hedge program.
Operating revenues
Operating revenues increased approximately 6 percent to NOK 54,961 million in 2005 and 33 percent in 2004. Developments for both years reflected higher volumes and higher realized prices and product premiums.
     Hydro’s primary metal volumes increased 6 percent to 1,826,000 mt in 2005, up from 1,720,000 mt in 2004. The increase included new capacity relating to the Sunndal plant in Norway and the Alouette plant in Canada of approximately 56,000 and 48,000 mt, respectively. Primary metal volumes increased by 17 percent in 2004 from 1,473,000 mt in 2003. The increase included new capacity relating to the Sunndal expansion of 94,000 mt and about 130,000 mt relating to the consolidation of Slovalco. 10)
10)	See note 26 – Related parties and variable interest entities – to Hydro’s consolidated financial statements for further information pertaining to the consolidation of Slovalco.

Business and Operating Information	55
Financial Information
During 2005, Hydro supplied about 3.8 million mt of cast house products to internal and external customers, an increase of roughly 5 percent from 2004. Approximately 95 percent of the volume was comprised of value added products with the remainder consisting of standard ingot. About 48 percent of the tonnage supplied originated from Hydro’s own primary metal (on an equity basis), while approximately 46 percent consisted of re-melted or recycled material and 6 percent was provided from commercial agreements.
     Hydro’s realized aluminium price strengthened to US dollar 1,812 per mt in 2005, compared with US dollar 1,629 per mt in 2004, an increase of 11 percent. In 2004, Hydro’s realized aluminium price increased by 13 percent from US dollar 1,440 per mt in 2003. Measured in Norwegian kroner, the realized aluminium price increased by approximately 5 per-cent in 2005 and slightly over 9 percent in 2004. The realized NOK to US dollar exchange rate was NOK 6.57 for 2005, compared with NOK 6.98 in 2004 and NOK 7.25 in 2003. Realized prices and currencies include the effect of hedges.
Operating costs
Operating costs increased by approximately NOK 2.5 billion in 2005, compared with 2004 as a result of higher production volumes from new capacity amounting to NOK 819 million and higher raw material and energy costs of NOK 1,717 million. Operating costs for 2004 included the impairment losses and charges of approximately NOK 2.5 billion described above. In addition to the impairment losses and charges, 2004 operating costs increased, compared with 2003 mainly as a result of higher volumes related to new production capacity.
Operating income
Operating income amounted to NOK 3,898 million in 2005, compared with 2004. Positive effects relating to higher aluminium prices and product premiums measured in US dollars were substantially offset by currency developments and the increased raw material and energy costs discussed above. Higher margins and volumes increased operating income for 2004 by approximately NOK 2.5 billion, compared with 2003 but the improvement was offset by the write-downs and charges discussed above.
     Operating income for 2005 also included a realized loss of NOK 231 million on LME future contracts and a gain on US dollar forward contracts of NOK 488 million relating to the Sunndal hedge program. 11) The hedge program positively impacted the results by NOK 279 million in 2004 and by NOK 476 million in 2003.
Adjusted EBITDA
Adjusted EBITDA increased to NOK 6,025 million for 2005, compared with 2004 due to the factors underlying the developments in operating results for the year. In addition, adjusted EBITDA was impacted by the decline in results from non-consolidated investees relating to Hydro’s investment in Alunorte as described above. The increase in adjusted EBITDA for 2004, compared with 2003 excludes the non-cash effects of the write-downs and charges as described above.
Rolled Products

Amounts in NOK million	2005	2004	2003

Operating Revenues	19,490	20,288	18,377
Operating Costs	18,736	19,662	18,245
Operating Income	754	626	132
Adjusted EBITDA	1,565	1,361	835
Number of employees	3,981	4,013	4,259

VARIANCE ANALYSIS ROLLED PRODUCTS

Amounts in NOK million

Operating income 2005	754
Operating income 2004	626

Change	129

Margin	(235)
Volume	70
Fixed costs	380
Depreciation	65
Write-downs, other	(155)

Total change in Operating income	129

Operating revenues
Operating revenues declined approximately 4 percent to NOK 19,490 million in 2005, compared with 2004. Reduced margins and lower Euro revenues from US dollar denominated export sales offset positive effects of higher volumes and increased sales prices reflecting higher metal costs. Revenues measured in Norwegian kroner declined further due to the stronger NOK/Euro exchange rate. Operating revenues increased approximately 10 percent or NOK 2 billion in 2004, compared with 2003 mainly as a result of higher volumes and increased metal prices.
     Shipments increased around 1.3 percent to 953,000 mt in 2005 and about five percent to 941,000 mt in 2004. For 2005, shipments of lithographic sheet and foil increased 14 and 2 percent, respectively, while strip products shipments declined by 2 percent. Shipments of lithographic sheet, foil and strip products amounted to 18 percent, 17 percent and 66 percent, respectively, of total shipments for 2005. About 24 percent of Rolled Products’ volumes were sold outside of Europe, mainly to Asia and the Americas. Shipments increased by 5 percent in 2004 from 893,000 mt in 2003. For 2004, shipments of lithographic, foil and strip increased by 15, 7 and 3 percent, respectively.
Operating costs
Operating cost decreased by approximately 5 percent to NOK 18,736 million in 2005. The decline resulted from a reversal of loss accruals, cost reduction programs and a settlement received related to Hydro’s Malaysian operations. In addition, costs measured in Norwegian kroner declined due to the stronger NOK/Euro exchange rate. Operating costs increased in 2004, compared with 2003, primarily as a result of increased volumes and higher metal prices.
11)	The Sunndal hedge program will continue to impact reported results during 2006. The program is comprised of LME future contracts spread evenly over the year and US dollar forward contracts maturing mainly in the first half of the year (approximately 80 percent of the currency contracts will mature in the first half of 2006). The LME future contracts and USD forward contracts underlying the hedge were priced at approximately US dollar 1,500 and NOK/USD 9.4, respectively, for the remainder of the program.

56	Business and Operating Information
Financial Information
Operating costs for 2005 also included a positive metal effect of NOK 137 million, compared with a positive effect of NOK 154 million in 2004 and a negative metal effect of NOK 117 million in 2003. 12)
     In 2005, Hydro recognized an impairment loss relating to its Inasa rolled products plant in Spain amounting to NOK 154 million as a result of the difficult market conditions.
Operating income
Operating income for 2005 amounted to NOK 754 million. The improvement from 2004 resulted from increased shipments, further optimization of product mix and reduced fixed costs. The increase was offset somewhat by a reduction in realized product margins. Higher margins impacted operating income in 2004 by NOK 285 million, compared with 2003. Increased shipments added about NOK 260 million to the result for 2004, compared with 2003.
Adjusted EBITDA
Adjusted EBITDA increased to NOK 1,565 million in 2005, compared with 2004. The increase for 2005 and 2004 was primarily influenced by the factors described above excluding the impairment losses.
Extrusion and Automotive

Amounts in NOK million	2005	2004	2003

Operating Revenues	26,075	27,137	24,483
Operating Costs	27,175	26,889	24,173
Operating Income	(1,100)	248	310
Adjusted EBITDA	1,495	1,850	1,710
Number of employees	15,016	15,793	16,193

VARIANCE ANALYSIS EXTRUSION AND AUTOMOTIVE

Amounts in NOK million

Operating income 2005	(1,100)
Operating income 2004	248

Change	(1,348)

Margin	(255)
Volume	(775)
Fixed costs	665
Depreciation	85
Write-downs, other	(1,070)

Total change in Operating income	(1,348)

Operating revenues
Operating revenues in 2005 amounted to NOK 26,075 million declining by about 4 percent, compared with 2004. Revenues for Hydro’s extrusion sector decreased in 2005 by around 2 percent. Shipments in Europe and South America were lower but increased in the United States. Shipments of building systems products were also higher. Hydro’s automotive sector revenues and sales volumes both declined in 2005, compared with 2004, due to the closure of the Leeds plant in the UK, and to reduced shipments, particularly within the United States. Revenues measured in Norwegian kroner decreased for both sectors as a result of the stronger NOK/Euro exchange rate in 2005. Operating revenues increased about 11 percent in 2004, compared with 2003. Hydro’s automotive revenues and sales volumes increased in 2004 primarily due to the ramp up of shipments on new contracts. Operating revenues for Hydro’s extrusion operations increased by about 11 percent in 2004 as a result of increased shipments.
Operating costs
Operating costs for 2005 amounted to NOK 27,175 million including an impairment loss of NOK 1,084 million relating to Hydro’s magnesium operations included in Hydro’s automotive sector. The write-down resulted from adverse trading conditions resulting from low priced magnesium exports from China. Impairment losses of NOK 126 million were also recognized for this sector in 2004. Costs relating to the closure of the Leeds plant amounted to NOK 211 million in 2005 and NOK 146 million in 2004. Rationalization costs and provisions for bad debts led to increased operating costs for Hydro’s extrusion sector in 2005. Ongoing improvements programs and the lower volumes resulted in lower operating costs for both sectors in 2005. In addition, costs measured in Norwegian kroner were lower due to the stronger NOK/Euro exchange rate. Operating costs increased by 11 percent in 2004, compared with 2003 primarily due to higher activity levels in all sectors resulting in increased volumes in addition to the impairment losses and costs relating to the closure of the Leeds plant described above.
Operating income
Operating income for Hydro’s extrusion sector declined by NOK 331 million to NOK 275 million for 2005, compared with 2004. The decline was due to reduced margins for extruded products, in addition to the higher costs described above. Increased margins and volumes for Hydro’s building systems operations made a positive contribution in 2005. Operating income for Hydro’s extrusion sector amounted to NOK 442 million in 2003.
     The operating loss for Hydro’s automotive sector increased by NOK 1,034 million to NOK 1,384 million for 2005, compared with 2004. Developments primarily reflected the write-downs and closure costs described above. In 2003, Hydro’s automotive sector incurred an operating loss of NOK 132 million.
Adjusted EBITDA
Adjusted EBITDA for Hydro’s extrusion and automotive operations amounted to NOK 1,495 million in 2005, compared with NOK 1,850 million in 2004 and NOK 1,710 million in 2003. The reduction in 2005 was largely due to the factors underlying the reduction in operating income excluding the non-cash effects of the write-downs described above.
Other and Eliminations
Unrealized losses on LME contracts amounted to NOK 1,021 million for 2005, compared with unrealized gains of NOK 175 million in 2004. In addition to the significant LME price rise, Hydro has increased the volumes
12)	Rolled Products’ sales prices are based on a margin over the metal price. The production and logistic process of rolled products has a duration of two to three months. As a result, margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Decreasing aluminium prices in Euro results in a negative metal effect, while increasing prices have the opposite effect.

Business and Operating Information	57
Financial Information
sold forward by 90,000 mt in the fourth quarter of 2005 due to increased reluctance by customers to price metal for future delivery. Unrealized losses on LME contracts amounted to NOK 49 million for 2003.
     The unrealized gains and losses mainly relate to operational hedges for sub-segments in Hydro’s aluminium operations for which hedge accounting is not applied. Offsetting changes to the value of physical contracts, which are not marked to their market value, are not reflected in the results. Realized effects for changes in the value of physical contracts and hedge contracts are included in the results of the individual sub-segments.
Other Businesses

OPERATING INCOME (LOSS)

Amounts in NOK million	2005	2004	2003

Polymers	69	254	(8)
Other	(71)	58	(396)

Total	(2)	312	(404)

ADJUSTED EBITDA

Amounts in NOK million	2005	2004	2003

Polymers	564	774	401
Other	1,316	589	712

Total	1,880	1,363	1,113

Other activities incurred an operating loss of NOK 2 million in 2005, compared with operating income of NOK 312 million in 2004 and an operating loss of NOK 404 million in 2003.
Polymers
Operating income for Polymers amounted to NOK 69 million in 2005, compared with NOK 254 million in 2004. The decline primarily resulted from higher raw materials costs due to increased oil prices and high costs related to external purchases of ethylene during a major planned maintenance shutdown of the Noretyl ethylene cracker (50 percent Hydro investee). Polymers incurred an operating loss of NOK 8 million in 2003.
     Adjusted EBITDA amounted to NOK 564 million in 2005, compared with NOK 774 million in 2004. Results from non-consolidated investees amounted to NOK 137 million in 2005, a decrease of NOK 42 million compared to 2004 primarily caused by lower profits from Qatar Vinyl Company due to higher raw materials cost and reduced selling prices for EDC and VCM. Adjusted EBITDA amounted to a positive NOK 410 million in 2003.
     During 2005, two major investments were completed: the Noretyl expansion and the completion of the new chlorine plant at Rafnes. The expansion at Noretyl increased Hydro Polymers ethylene capacity by 50,000 tonnes per year. The new chlorine plant increased total annual chlorine capacity by 130 mt and eliminated dependence on external supplies of chlorine/EDC. The conversion of the older diaphragm chlorine plant at Rafnes to membrane technology is progressing according to plan and is expected to be completed during the second half of 2006. These investments will make the Polymers business more competitive in the future.
Other activities
Other activities incurred an operating loss of NOK 71 million for the year, compared with operating income of NOK 58 million in 2004. The operating loss for 2005 included insurance costs of approximately NOK 240 million, compared with costs of approximately NOK 230 million in 2004. 2005 also included approximately NOK 90 million of pension charges relating to Hydro’s interest in Biomar. Other activities included an operating loss of NOK 396 million in 2003 including a NOK 570 million write-down of goodwill and intangible assets as well as significant losses on bad debts relating to Biomar.
     Adjusted EBITDA for other activities amounted to NOK 1,316 million, compared with NOK 589 million in 2004. Adjusted EBITDA for 2005 included again on the sale of Hydro’s interest in Biomar amounting to NOK 693 million and a gain of NOK 233 million relating to the sale of its remaining interest in Pronova Biocare. In 2004, Hydro recognized a gain of NOK 110 million on the sale of Pronova Biocare. Adjusted EBITDA amounted to NOK 712 million in 2003.
Corporate activities and eliminations
Operating income for Corporate activities and eliminations amounted to NOK 472 million in 2005, compared with operating losses of NOK 1,414 million in 2004 and NOK 1,570 million in 2003.
     The result for 2005 includes a credit of NOK 1,391 million relating to the elimination of unrealized losses on power purchase contracts, compared with corresponding charges of NOK 235 million for 2004 and NOK 141 million in 2003.
     Energy and Oil Marketing is responsible for ensuring the supply of electricity for Hydro’s own consumption, and has entered into sales contracts with other units in the Group. Certain of these sales contracts are recognized at market value by Energy and Oil Marketing, while the related internal purchase contracts are regarded as normal purchase agreements by the consuming unit and are not recognized at market value. The elimination of the market value adjustment within Energy and Oil Marketing resulted in the effects on operating income for the years indicated above.
     The power purchase contracts have a long duration and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on changes in forward prices for electricity and changes in the contract portfolio.
     Net costs related to pensions and related social security included as part of corporate activities 13) for the year amounted to NOK 495 million in 2005, compared to NOK 1,001 million in 2004 and NOK 1,111 million in 2003. The amount for 2005 included the reversal of a settlement loss of NOK 154 million charged to Extrusion and Automotive related to the plant closure in Leeds. Such losses are required to be amortized in Hydro’s consolidated accounts. The effect of reversing the charge and amortizing the unrecognized net losses is included in the result for the period. Net pension costs also declined for the year due to increased recovery of pension costs from Hydro’s operating units.
13)	Hydro’s net pension cost for 2005 amounted to NOK 2,185 million. See note 5 – Operating and geographical segment information – to Hydro’s consolidated financial statements for information on how pension costs are allocated between operating units and Corporate and eliminations.

58	Business and Operating Information
Financial Information
Liquidity and Capital Resources

SOURCES AND USES OF CASH

LIQUIDITY AND CAPITAL RESOURCES

Amounts in NOK million	2005	2004	2003

Cash flow provided by (used for)
Operations	27,385	27,724	22,773
Investments	(24,318)	(23,962)	(7,054)
Financing	(6,797)	(13,579)	(8,092)

Increase (decrease) in cash and cash equivalents	(3,903)	(507)	9,326

Return on Shareholders’ equity	17.2%	14.4%	13.4%
RoaCE	16.8%	13.0%	8.4%

Adjusted net debt/equity ratio1)	0.31	0.11	0.38

1)	Adjusted net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases.
Cash flow
Hydro has historically financed its operations primarily through cash generated by operating activities. In 2005, net cash generated by Hydro’s operations of NOK 27.4 billion was sufficient to fund the net cash used in investing activities of NOK 24.3 billion including proceeds from net withdrawals of bank time deposits of NOK 7.3 billion (see Investing Activities below). Hydro used another NOK 6.8 billion in financing activities, mainly for dividends and share repurchases. Including net foreign currency losses on cash of NOK 0.2 billion, Hydro’s cash balance was reduced by NOK 3.9 billion.
Operating activities
In 2005, net cash provided by operating activities amounted to NOK 27.4 billion compared to NOK 27.7 billion in 2004. Positive effects of increased earnings due to sustained high oil and gas prices and improved aluminium prices were offset by increased working capital requirements and higher tax payments.
Investing activities
In 2005, net cash used in investing activities was NOK 24.3 billion compared to NOK 24 billion in 2004. In 2005, purchases of other long-term investments included the acquisition of Spinnaker Exploration Company in an all-cash transaction for US dollar 2.45 billion, equivalent to NOK 16.5 billion. Cash flows relating to purchases and sales of short-term investments explain why net cash used in investing activities in 2005, despite the Spinnaker acquisition, remained at the same level as the year before. During 2004, Hydro changed the investment policy that required that all cash should be deposited with a maximum maturity of 3 months. To take advantage of somewhat higher interest rates, as well as having the opportunity of matching maturities with specified and known large cash outflows (e.g., petroleum tax payments and dividends), the maximum maturity for the cash deposits was increased to 12 months. Cash flows relating to bank time deposits with original maturities beyond 3 months are classified as investing activities and included in short-term investments on the balance sheet. In 2005, cash proceeds from net withdrawals of such time deposits amounted to NOK 7.3 billion compared to cash used for net deposits amounting to NOK 9.2 billion in 2004.
     See Capital Expenditures section below for an analysis of expenditure for property, plant and equipment and long-term investments.
Financing activities
In 2005, NOK 6.8 billion was used in financing activities compared to NOK 13.6 billion in 2004. The reduction in cash used is primarily explained by prepayments of long-term debt of NOK 6.7 billion following the agri demerger in 2004.
Liquidity
Cash and cash equivalents were NOK 10.5 billion at the end of 2005, compared with NOK 14.4 billion at the end of 2004. Hydro’s cash position and short-term investments including bank time deposits, amounted to NOK 14.3 billion at the end of 2005, compared with NOK 25.3 billion at the end of 2004. The decline in cash and short-term investments resulted primarily from the funding of the Spinnaker acquisition amounting to NOK 16.5 billion in December 2005.
     Hydro believes that cash from continuing operations, together with the liquid holdings and available credit facilities will be more than sufficient to meet its planned capital expenditures, operational requirements, dividends and debt repayments in 2006. Hydro’s capital expenditures are estimated to be between NOK 25 and NOK 30 billion (including exploration activities) for 2006.

Business and Operating Information	59
Financial Information

BALANCE SHEET DATA

	As of 31 December
Amounts in NOK million	2005	2004	2003	2002	2001

Cash, cash equivalents and short-term investments	14,328	25,336	16,426	8,158	28,683
Total assets	227,195	200,243	218,629	207,211	197,922
Short-term debt	5,037	4,353	6,485	8,819	9,685
Long-term debt	21,387	19,487	28,403	30,728	37,608
Deferred tax liabilities	34,693	29,899	33,323	36,818	30,648
Ordinary shares and additional paid-in capital	15,240	15,207	20,403	20,420	20,402
Total shareholder’s equity	95,495	85,890	88,080	75,867	74,793

Short and long term borrowings
At year-end 2005, short-term bank loans and the current portion of long-term debt in Hydro amounted to NOK 5.0 billion, up from NOK 4.4 billion year-end 2004.
     Hydro’s long-term interest-bearing debt at the end of 2005 was NOK 21.4 billion, an increase of NOK 1.9 billion from NOK 19.5 billion at the end of 2004. During 2005, a total of NOK 0.4 billion became current and was reclassified to short-term liabilities. Hydro repaid maturing loans of NOK 1.3 billion in 2005, and new loans of NOK 1.1 billion were issued during the year. The net NOK 1.9 billion increase in long-term debt was primarily attributable to a higher USD/NOK exchange rate at year-end 2005 compared to year-end 2004. As of 31 December 2005, the fair value of Hydro’s long-term debt, including the current portion, was NOK 25.9 billion, and the carrying value was NOK 21.8 billion.
     More than 80 percent of Hydro’s long-term debt was denominated in US dollars at the end of 2005. The weighted average interest rate on all long-term debt was approximately 7.1 percent, and substantially all long-term debt carried fixed interest rates. The average maturity of the Company’s outstanding long-term debt was approximately 14.3 years, with approximately 24.6 percent of the long-term debt falling due within the next five years and the remainder thereafter. See note 19 — Long-term debt — to Hydro’s consolidated financial statements for more comprehensive information on the composition of long-term debt.
     Substantially all of Hydro’s indebtedness is situated in the parent company, Norsk Hydro ASA. In general, the terms of each of the debt agreements and indentures governing the indebtedness contain cross-default provisions under which a default under any other loan, indebtedness or other obligation for borrowed money on the part of Hydro would trigger a default under that debt agreement or indenture. The cross-default provisions are generally limited to borrowing obligations of Norsk Hydro ASA or any of its Principal Subsidiaries (defined to mean a company or other entity (i) which is fully consolidated in the consolidated balance sheet of the Company or in which the Company owns more than 50 percent of the issued share capital, (ii) the gross assets of which represent more than 10 percent of the consolidated gross assets of the Company and its subsidiaries (taken as a whole) and (iii) which is incorporated in the Kingdom of Norway, and require that the indebtedness in default under another agreement or indenture be greater than USD 25 million).
     In 2005, Hydro entered into a new USD 2 billion 7-year multi-currency revolving credit facility with a syndicate of banks, replacing the old bilateral bank agreements. Under this agreement, the definition of Principal Subsidiaries was changed to mean any (directly or indirectly) wholly owned Subsidiary the gross assets of which represent more than 10 per cent of the consolidated gross assets of the Company and the Subsidiaries (taken as a whole), and the cross default threshold amount was increased to USD 100 million. It is Hydro’s intention to use these updated definitions of Principal Subsidiaries and threshold amount in the terms for any future bond issues or bank financing.
     Substantially all of Hydro’s debt is unsecured. However, the agreements and indentures contain provisions restricting the pledging of assets in Norsk Hydro ASA to secure future borrowings without granting equivalent status to existing lenders. The debt agreements and indentures contain no financial ratio covenants and no provisions connected to Hydro’s credit rating or value of underlying assets. None of the agreements give the lenders the right to demand repayment prior to its scheduled maturity. However, certain agreements allow for Hydro’s early redemption or repayment of the indebtedness at certain specified premiums, plus accrued and unpaid interest.
     At 31 December 2005, Hydro’s senior unsecured debt was rated A1 by Moody’s and A with negative outlook from Standard & Poor’s. In June 2005, Moody’s implemented a new methodology for rating government related issuers (GRIs). Because of the Norwegian State’s 43.8 percent ownership, Hydro is regarded as a GRI, resulting in additional credit sufficient to lift the rating one level, from A2 to A1. Standard & Poor’s has not factored in the Norwegian State’s equity interest in the Company in determining their rating. The factors given significant weight in determining Hydro’s current credit rating include: the diversification of the Company’s portfolio; the cash flow generated from a strong position in upstream oil, gas and aluminium activities and a sound financial profile. The ratings also, however, reflect the commodity characteristics of most of the Company’s products, and consequently, the exposure to market price fluctuations and economic cyclicality.
     Net interest-bearing debt (short- and long-term interest bearing debt, including the current portion of long-term debt, less cash and cash equivalents and short-term investments) at the end of 2005 was NOK 12.1 billion, compared to NOK 1.5 billion negative (i.e., a net cash position) at the end of 2004. Including net unfunded pension obligations, after tax, and the present value of operating lease obligations, the adjusted net interest-bearing debt divided by adjusted equity was 0.31 by the end of 2005, which was well within the stated target of 0.5. See Use of Non-GAAP Financial Measures later in this report for further discussion on adjusted net interest bearing debt and adjusted equity.
     As of 31 December 2005, Hydro had unused short-term credit facilities totalling approximately NOK 2.6 billion. The Company also had a syndicated revolving long-term credit facility totaling USD 2 billion (NOK 13.5 billion). Hydro has also entered into a long-term loan facility of EUR 300 million (NOK 2.4 billion) with the European Investment Bank (EIB) in connection with the Ormen Lange and Langeled developments. There were no borrowings under any of these agreements as of 31 December 2005. Hydro also has in place a shelf registration in the US under which it may raise up to an aggregate of USD 1.5 billion in debt securities. There are no substantial restrictions on the use of borrowed funds under Hydro’s

60	Business and Operating Information
Financial Information
material credit and debt facilities except for the EIB facility mentioned above where any drawings are subject to ownership and investments in the Ormen Lange and Langeled projects.
Employee retirement plans
Hydro’s employee retirement plans consist primarily of defined benefit pension plans. As of 31 December 2005, the projected benefit obligation (PBO) associated with Hydro’s defined benefit plans was NOK 31.6 billion. The fair value of pension plan assets was NOK 19.3 billion, resulting in a net unfunded obligation relating to the plans of NOK 12.3 billion. In addition, termination benefit obligations and other pension obligations amounted to NOK 1.2 billion, resulting in a total net unfunded pension obligation of NOK 13.5 billion. Hydro’s net pension cost for 2004 amounted to NOK 2.2 billion. Cash outflows from operating activities in 2005 regarding pensions amounted to NOK 1.4 billion. For further information on Hydro’s employee retirement plans see discussion under Hydro’s Critical Accounting Policies — Employee Retirement Plan later in this section.
Contractual obligations, commitments and off-balance sheet arrangements
A summary of Hydro’s total contractual obligations and commercial commitments to make future payments is presented below. For further details see notes 7, 19, and 23 to Hydro’s consolidated financial statements.
     In addition, Hydro is contingently liable for guarantees made directly by the parent company or made on behalf of subsidiaries in the normal course of business. Hydro grants guarantees at market-based fees to enable subsidiary companies to obtain credit or engage in contracts of a greater magnitude than would otherwise be possible without such guarantees. Hydro makes such guarantees to facilitate transactions, which are considered necessary to reach its business objectives. See note 22 — Secured debt and guarantees — to Hydro’s consolidated financial statements for a description of such guarantees.

CONTRACTUAL OBLIGATIONS

	Payments due by Period
Amounts in NOK million	Total	Less than 1 year	1-3 years	3-5 years	Thereafter

Long-term debt	21,249	358	368	4,668	15,855
Interest related to long-term debt	21,709	1,498	2,984	2,752	14,473
Finance lease obligations	517	21	138	93	264
Operating lease obligations	7,529	1,427	4,101	1,466	535
Unconditional purchase obligations	65,867	10,360	19,520	9,751	26,235
Contractual commitments for-PP&E	20,140	10,883	4,560	1,300	3,398
-Other future investments	151	34	51	45	21
Benefit payments unfunded defined benefit plans		327	756	896	} See 1)
Termination benefits		267	478	372
Other long-term liabilities	3,257	523	982	405	1,347

Total contractual cash obligations		25,699	33,939	21,749

1)	Annual payments are expected to continue to increase gradually into the foreseeable future starting in the range of NOK 700 to 800 million. The Company also has other obligations connected with pension plans that are not contractually fixed to timing and amount.
Minority interest and Shareholders’ equity
Minority interest was NOK 981 million as of 31 December 2005, compared with NOK 1,571 million at the end of 2004. The decrease primarily resulted from the divestment of Hydro’s interest in Biomar and higher dividend distributions in 2005, compared with 2004. Shareholders’ equity was NOK 95,495 million at the end of 2005, compared with NOK 85,890 million at the end of 2004. In addition to net income, the main items impacting shareholders’ equity included dividends, net purchases of treasury stock, purchase of shares from the Norwegian state and foreign currency translation gains. See note 3 — Consolidated shareholders’ equity — to Hydro’s consolidated financial statements for a detailed reconciliation of shareholders’ equity.

Business and Operating Information	61
Financial Information
Investments
Investments in 2005 amounted to NOK 41.1 billion, including NOK 21.9 billion relating to the Spinnaker acquisition. Investment amounts contain certain items that have no cash effect in the near term. In 2005, investments included NOK 5.5 billion of such items relating to the Spinnaker acquisition and NOK 1.1 billion related to future assets retirement obligations. In 2004, the most significant of such items included NOK 1.3 billion relating to the consolidation of the aluminium producer Slovalco and NOK 0.9 billion relating to future assets retirement obligations for oil and gas installations. Investments in 2003 included NOK 1.9 billion relating to future asset retirement obligations. Excluding these items, investments were approximately NOK 39.9 billion, NOK 17.3 billion and NOK 15.8 billion for 2005, 2004 and 2003, respectively.
     The largest investments for Hydro’s exploration and production operations in 2005, apart from the acquisition of Spinnaker, related to development projects, of which Ormen Lange, Dalia and Kristin were the most important. For Hydro’s energy and oil marketing operations, the most important investment in 2005 was related to the Langeled project. The major investments for Hydro’s aluminium metals business in 2005 included the finalization of the primary metal plant expansion in Alouette in Canada and the upgrade of the cast house at the Kurri Kurri plant in Australia. Investments for Hydro’s rolled products operations related primarily to a revamp of the plant in Slim, Italy. For Hydro’s extrusion and automotive operations, the major investments related to the finalization of the new casting line in Dillingen in Germany.
     The largest investments for Hydro’s exploration and production operations in 2004 related to development projects; of which Snøhvit (Hydro’s share in Snøhvit was sold to Statoil and the sale was settled in December 2004), Kristin, Ormen Lange and Dalia were the most important. For Hydro’s energy and oil marketing operations, the most important investment in 2004 was related to the Langeled project. The major investments for Hydro’s aluminium business in 2004 included the expansion activities in Sunndal, Norway, where the third and final phase was completed, and in Alouette in Canada. Investments for Hydro’s rolled products operations related primarily to the construction of a Lithographic line in Germany. Investments for Hydro’s extrusion and automotive continued with the construction of a new casting line in Dillingen in Germany.
     Investments in Hydro’s exploration and production operations in 2003 were NOK 10,270 million. The largest investments related to development projects, of which Grane, Kristin and Snøhvit were the most important. The major investments in Hydro’s aluminium business in 2003 included the expansion activities pertaining to the smelters in Sunndal, Norway, where phase II was completed and phase III is under construction, and in Alouette in Canada. An expansion of the alumina refinery Alunorte, in Brazil, was also completed during the year. The investments for Hydro’s extrusion and automotive operations related to the construction of a new casting line in Dillingen in Germany. Investments for other activities relates primarily to the construction of a new chlorine plant at Rafnes in Norway which was started in 2003.

INVESTMENTS 1)

Amounts in NOK million	2005		%	2004		%	2003 4)%

Exploration and Production	33,846		82	10,606		54	10,270	58
Energy and Oil Marketing	2,333		6	1,460		8	989	6
Eliminations	—		—	—		—	—	—

Hydro Oil & Energy	36,179		88	12,067		62	11,259	64

Metals	1,792	3)	4	4,244	2)	22	3,574	20
Rolled Products	545	3)	1	553		3	466	3
Extrusion and Automotive	1,425		3	1,398		7	1,542	9
Other and eliminations	—		—	—		—	—	—

Hydro Aluminium	3,762		9	6,194		32	5,581	32

Other Activities	1,097		3	1,058		5	791	4
Corporate and eliminations	72		0	145		1	81	0

Total	41,110		100	19,464		100	17,712	100

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in non-consolidated investees.

2)	Includes effect of change in accounting principle (FIN 46R). Non-cash increase in investment of NOK 1,275 million.

3)	Includes effect of change in accounting principle (FIN 47). Non-cash increase in investment of NOK 186 million for Metals and NOK 9 million for Rolled Products.

4)	Includes effect of change in accounting principle (FIN 143). Non-cash increase in investment of NOK 1,918 million.
Investments in Hydro’s exploration and production operations in 2003 were NOK 10,270 million. The largest investments related to development projects, of which Grane, Kristin and Sn¿hvit were the most important. The major investments in Hydro’s aluminium business in 2003 included the expansion activities pertaining to the smelters in Sunndal, Norway, where phase II was completed and phase III is under construction, and in Alouette in Canada. An expansion of the alumina refinery Alunorte, in Brazil, was also completed during the year. The investments for Hydro’s extrusion and automotive operations related to the construction of a new casting line in Dillingen in Germany. Investments for other activities relates primarily to the construction of a new chlorine plant at Rafnes in Norway which was started in 2003.
Material commitments for capital expenditures
Contractual commitments for investments in property, plant and equipment relating to land-based activities and oil and gas field activities, including transport systems at the end of 2005 were NOK 1,094 million and NOK 19,047 million, respectively. The total amount of NOK 20,140 million is included in the contractual obligations table above in Contractual commitments for PP&E. Additional authorized future investments representing projects formally approved by the Board of Directors or management were NOK 1,453 million relating to land-based activities and NOK 691 million relating to oil and gas field activities and transport systems.
     Hydro’s long-term committed stand-by facilities of approximately USD 2 billion, the EUR 300 million loan facility with EIB in connection with the Ormen Lange and Langeled developments, as well as cash holdings and expected cash flow from operations, are expected to provide sufficient reserves to fund these expenditures. In addition, the company’s A/A1 rating (investment grade) ensures adequate access to the global capital markets for raising additional liquidity, if needed.

62	Business and Operating Information
Financial Information
Hydro’s Critical Accounting Policies
Hydro’s Consolidated Financial Statements and supplementary information are prepared in accordance with generally accepted accounting principles in the US (US GAAP). Note 1 — to the Notes to the Consolidated Financial Statements describes Hydro’s significant accounting policies. Inherent in many of the accounting policies is the need for management to make estimates and judgments in the determination of certain revenues, expenses, assets, and liabilities. The following accounting policies represent the more critical areas that involve a higher degree of judgment and complexity which, in turn, could materially impact Hydro’s financial statements if various assumptions were changed significantly.
Oil and gas exploration costs
Hydro uses the successful efforts method of accounting for oil and gas exploration and development costs. All expenditures related to exploration, with the exception of the cost of acquisition of exploration rights and the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized on the balance sheet pending determination of whether commercially producible oil and gas reserves have been discovered. If the determination is made that a well did not encounter potentially economic oil and gas quantities, the well costs are charged to expense.
     Almost all of our wells capitalized on the balance sheet at 31 December 2005, 2004 and 2003 are in offshore areas where a major capital expenditure (e.g., offshore installation) would be required before production could begin. In such areas, the economic viability might depend on the completion of additional exploratory drilling and the discovery of sufficient commercially producible reserves. Once the additional exploration drilling demonstrates that sufficient quantities of reserves have been discovered, continued capitalization is dependent on project reviews, which take place periodically and no less frequently than every quarter, to ensure that satisfactory progress toward ultimate development of the reserves is being achieved.
     Costs related to acquisition of exploration rights are allocated to the relevant geographic areas and are charged to operating expense if no proved reserves are determined to exist. If proved reserves are determined to exist, the acquisition costs are transferred to development cost, and subsequently amortized as part of the cost of the oil and gas produced.
     A determination that proved reserves do not exist, or that the production of such reserves will not be economically viable, can result in a reduction of long-term assets and an increase in operating costs. Each block or area is assessed separately. The amount of the impact depends on the level of current drilling activity and the amount of exploration costs currently capitalized. During 2005, exploration activity (expenditures) totaled NOK 2,582 million, of which NOK 707 million was capitalized during the year. NOK 1,839 million was expensed during the year. At the end of 2005, NOK 5,444 million of such costs were capitalized pending the evaluation of drilling results and planned development, of which NOK 4,141 million related to acquisition costs.
Proved oil and gas reserves
Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves are related to developed fields (proved developed reserves), and to undeveloped fields (proved undeveloped reserves). The estimation of proved reserves is based on technical evaluations using all available reservoir, well and production data. Proved reserves do not include volumes after license expiry or volumes that are not commercially producible with known technology and prices at year-end.
Reserves are revised upwards or downwards as oil and gas are produced and additional data become available. Revisions can result from evaluation of already available geologic, reservoir or production data, or from new geologic or reservoir data obtained from wells. Revisions can also include changes resulting from the performance of improved recovery projects, production facility capacity, significant changes in development strategy, oil and gas prices or changes in the regulatory environment.
     Proved developed reserves are the basis for calculating unit-of-production depreciation. Depreciation of oil and gas producing assets is calculated by field as the relationship between actual volumes produced to total proved developed reserves applied to the cost of the assets. The volumes produced and asset cost are known, while total proved reserves are based on estimates. Future changes in proved oil and gas reserves can materially impact unit-of-production rates for depreciation, depletion and amortization. Downward revisions in reserve estimates can result in higher per unit depreciation and depletion expense in future periods. Conversely, upward revisions in reserve estimates can result in lower future per unit depreciation, depletion and amortization. Historically, Hydro has experienced a majority of upwards revisions of proved reserves in developed fields, as more information has become known through production experience and the drilling of additional wells. Such revisions had limited impact on depreciation, depletion and amortization for 2005. At the end of 2005, proved developed properties amounts to NOK 60,256 million, and proved undeveloped properties amounts to NOK 12,240 million while related transportation systems amounts to NOK 15,103 million. Depreciation, depletion and amortization related to oil and gas producing activities in 2005, 2004 and 2003 were NOK 9,803 million, NOK 9,825 million and NOK 9,114 million, respectively.
Commodity instruments and risk management activities
Certain commodity contracts are deemed to be derivatives under US GAAP and are required to be recognized at fair value, with changes in fair value impacting earnings. Determining whether contracts qualify as derivative instruments involves evaluation of market liquidity, traded volumes and transportation cost for physical products from contract delivery points to a liquid market for the product. When market prices are not directly observable through market quotes, the estimated fair value must be calculated using valuation models, relying on internal assumptions as well as observable market information. Such assumptions includes for-ward curves, yield curves and interest rates. The use of models and assumptions are in accordance with prevailing guidance from the FASB and valuations are based on Hydro’s best estimate. However, changes in valuations will likely occur and such changes may have a material impact on the estimated fair value of derivative contracts, in particular on long-term contracts, resulting in corresponding gains and losses affecting future periods’ income statements. It is important to note that the use of such instruments and other commodity contracts may preclude or limit Hydro’s ability to realize the full benefit of a market improvement. To further understand Hydro’s sensitivity to these factors please refer to the Indicative income statement sensitivities table included in the Risk Management section of this Financial Review.
Asset retirement obligations
Effective 1 January 2003, Hydro adopted FASB Statement of Financial Accounting Standards No. 143 Accounting for Asset Retirement Obligations which prescribes the accounting for obligations associated with the retirement of long-lived assets such as the abandonment of oil and gas production platforms, facilities and pipelines. Effective in 2005, Hydro also implemented FASB Interpretation (FIN) No. 47 Accounting for Conditional Asset Retirement Obligations. The fair value of the asset

Business and Operating Information	63
Financial Information
retirement liability is recognized when it is incurred and added to the carrying amount of the long-lived asset. The effect of the passage of time on the liability is recognized as an accretion expense, included in depreciation, depletion and amortization, and the costs added to the carrying value of the asset are subsequently expensed over the assets’ useful life. Measurement of an asset retirement obligation requires management to evaluate legal, technical and economic data to determine which activities or sites are subject to asset retirement obligations, as well as the method, cost and timing of such obligations.
     Hydro’s asset retirement obligations consist mainly of accruals for the dismantlement and removal of oil and gas installations on the Norwegian Continental Shelf. Norwegian regulations and the OSPAR convention (convention for the protection of the marine environment of the North-East Atlantic) regulate which installations must be disposed of and which can be abandoned. The OSPAR convention has imposed a general ban on sea disposal of offshore installations and requires removal and recycling unless exceptions are made which allow abandonment of specific installations. The OSPAR convention does not cover pipelines and cables. Report No. 47 (1999-2000) to Stortinget (the Norwegian Parliament) on the disposal of pipelines and cables that have ceased to be used includes general guidelines permitting such facilities to be left in place if they do not result in any inconvenience or safety hazards. A termination and removal plan for each field must be approved by the Norwegian authorities. Furthermore, asset retirement obligations related to oil and gas installations in other regions are recognized based on a similar evaluation under the relevant laws and regulations.
     The asset retirement obligation is estimated as the present value of the future expected dismantlement and removal costs based on an expected retirement concept and timing and current prices for goods and services. The timing of retirement activities is normally assumed to be at the end of production. Retirement activities relating to most oil and gas fields where Hydro has an ownership interest are expected to begin relatively far into the future. There is substantial uncertainty in the scope and timing of future termination and removal activities both from the fact that the activities will take place relatively far into the future, and because very limited removal activities have occurred on the NCS in the past. Changes to technology, regulations, prices for necessary goods and services and other factors may affect the timing and scope of retirement activities. In 2005, changes to estimates of future asset retirement obligations related to producing fields were insignificant. Estimates of asset retirement obligations for fields where production has ceased were increased approximately NOK 260 million. The major part of the increase was attributable to higher rates relating to floating rigs used in retirement activities. Future changes in rig rate levels or other relevant prices may substantially alter the book value of property, plant and equipment, asset retirement obligations and future operating costs.
Impairment of long-lived assets
Hydro accounts for the impairment of long-lived assets in accordance with FASB Statement of Financial Accounting Standards No. 144 Accounting for Impairment or Disposal of Long-Lived Assets. Under SFAS 144, management is required to assess the conditions that could cause an asset to become impaired and to perform a recoverability test for potentially impaired long-lived assets held by Hydro. These conditions include whether a significant decrease in the market value of the asset has occurred, whether changes in the Company’s business plan for the asset have been made or whether a significant adverse change in the local business and legal climate has arisen. Impairment is assessed at the lowest level where reasonably independent cash flows are deemed to exist. This is usually the individual plant (land based) or field (oil and gas production), unless the asset or asset group is an integral part of a value chain where no independent prices for the intermediate products exist. If the carrying value of an asset exceeds the future undiscounted cash flows expected from the asset, an impairment charge is recognized for the excess of the carrying value over the estimated fair value. Determination of whether and how much an asset is impaired involves management estimates on highly uncertain matters, such as commodity prices and their impact on markets and prices for upgraded products, development in inflation and operating expenses, technology changes and the production profile for oil and gas fields. The company uses internal business plans, quoted forward prices and its best estimate of commodity prices, currency rates, discount rates and other relevant information. Such estimates are consistent with Hydro’s business plans and may vary with business cycles and other changes.
     Impairment charges result in a decrease to Property, Plant and Equipment on the balance sheet and an increase in operating costs. Substantial reduction of the magnesium market prices incurred towards the end of the year as a result of low priced exports from China has led to a write-down of assets in Hydro’s magnesium business by approximately NOK 1.1 billion in December 2005.
Contingencies and environmental liabilities
Contingencies and environmental liabilities are recorded when such items are asserted, or are probable of assertion, and a loss is probable and can be reasonably estimated. Evaluation of contingencies requires management to make assumptions about the probability that contingencies will be realized and the amount or range of amounts that may ultimately be incurred. Such estimates may vary from the ultimate outcome based on differing interpretations of laws and the assessment of the amount of damages. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each site, and considers factors such as type and level of contamination, present laws and regulations related to such contamination, prior experience in remediation of contaminated material and existing technology. Environmental liabilities require interpretation of scientific and legal data, in addition to assumptions about probability and future costs. The liabilities are reviewed periodically and adjusted to reflect updated information as it becomes available. Actual costs to be incurred may vary from the estimates following the inherent uncertainties in the evaluation of such exposures. Accruals for contingencies and environmental liabilities are included in Other current liabilities and Other long-term liabilities in the balance sheet.
Business combinations and goodwill
In accounting for the acquisition of businesses, Hydro is required to determine the fair value of assets, liabilities, and intangible assets at the time of acquisition. Any excess purchase price is included in Goodwill. In the businesses Hydro operates, fair values of individual assets and liabilities are normally not readily observable in active markets, which require Hydro to estimate the fair value of acquired assets and liabilities through valuation techniques. Such valuations are subject to a number of assumptions, including the useful lives of assets, replacement costs and the timing and amounts of certain future cash flows, which may be dependent on future commodity prices, currency rates, discount rates and other factors.
     Hydro’s most recent acquisition was the purchase of the US-based Spinnaker Exploration Company for a purchase price of USD 2,450 million (NOK 16.5 billion) in December 2005. The process of allocating the purchase price to the assets acquired and liabilities assumed is not finalized. The continued work of determining the fair values of property, plant and equipment, including oil and gas properties, intangible assets and

64	Business and Operating Information
Financial Information
other assets and liabilities may impact the value provisionally assigned to deferred tax and goodwill. A specification of the preliminary allocation of the purchase price to assets and liabilities acquired can be found in Note 2 – in Notes to the Consolidated Financial Statements.
     Under FASB Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets, goodwill and certain intangible assets are reviewed at least annually for impairment. The impairment test for goodwill involves estimating the fair value of the reporting unit to which goodwill is assigned, and comparing the estimated fair value to the carrying value of the reporting unit. Should the carrying value exceed the estimated fair value, step two of the goodwill impairment test involves assigning fair value to all assets and liabilities in the reporting unit to arrive at an implied fair value of goodwill. If the carrying value of the goodwill exceeds its implied fair value, the excess is written down as impaired. Determination of whether and how much goodwill is impaired involves management estimates on highly uncertain matters, such as commodity prices and their impact on markets and prices for upgraded products, development in inflation and operating expenses, technology changes and the production profile for oil and gas fields. The company uses internal business plans, quoted forward prices and its best estimate of commodity prices, currency rates, discount rates and other input. Such estimates are consistent with Hydro’s business plans, and may vary with business cycles and other changes.
     The largest portion of goodwill was recorded in the Exploration and Production sub-segment of Oil & Energy, resulting from the acquisition of Spinnaker Exploration Company in December 2005. As the purchase price allocation for the acquisition is not finalized the amount of goodwill may be adjusted as a consequence of adjustments to the values provisionally assigned to assets acquired and liabilities assumed.
     In addition, goodwill is assigned to the sectors Extrusion, Metal Products and Automotive in Aluminium. Management annually assesses the fair value of the sectors’ goodwill in relation to the carrying value of the sectors’ net assets. Assumptions related to certain cash flow forecasts and the discount rates are made reflecting the sectors’ industry. Total goodwill at the end of 2005 was NOK 4,100 million. Goodwill is included in intangible assets.
Income taxes
Hydro calculates income tax expense based on reported income in the different legal entities. Deferred income tax expense is calculated based on the difference between the tax assets’ carrying value for financial reporting purposes and their respective tax basis that are considered temporary in nature. The total amount of income tax expense and allocation between current and deferred income tax requires management’s interpretation of complex tax laws and regulations in the many tax jurisdictions where Hydro operates. Valuation of deferred tax assets is dependent on management’s assessment of future recoverability of the deferred benefit. Expected recoverability may result from expected taxable income in the near future, planned transactions or planned tax optimizing measures. Economic conditions may change and lead to a different conclusion regarding recoverability, and such change may affect the results for each reporting period. Tax authorities in different jurisdictions may challenge Hydro’s calculation of taxes payable from prior periods. Such processes may lead to changes to prior periods’ taxable income, resulting in changes to income tax expense in the period of change. During the period when tax authorities may challenge the taxable income, management is required to make estimates of the probability and size of possible tax adjustments. Such estimates may change as additional information becomes known.
Employee retirement plans
Hydro’s employee retirement plans consist primarily of defined benefit pension plans. Measurement of pension cost and obligations under the plans requires a number of assumptions and estimates to be made by management. These include future salary levels, discount rates, turnover rate, and the rate of return on plan assets. The discount rate used for determining pension obligations and pension cost is based on the yield from a portfolio of long-term debt instruments having one of the two highest ratings given by a recognized rating agency. Hydro provides defined benefit plans in several countries and in various economic environments that will affect the actual discount rate applied. Around three-quarters of Hydro’s projected benefit obligation relates to Norway. The discount rate applied for Norwegian plans as of 31 December 2005 is 4.0 percent. The expected rate of return on plan assets is, based on the current portfolio of plan assets, determined to be approximately one percentage point above the yield on a portfolio of long-term corporate bonds that receive one of the two highest ratings given by a recognized rating agency, and around 1.5 percentage points above the yield on government bonds.
     Changes in these assumptions can influence the funded status of the plan as well as the net periodic pension expense. The Projected Benefit Obligation (PBO) is sensitive to changes in assumed discount rates and assumed compensation rates. Based on indicative sensitivities, a one percentage point reduction or increase in the discount rate will increase or decrease the PBO in the range of 15 to 20 percent, for 2005 this is between NOK 5 to 6 billion. For 2005, Hydro incurred a change in the average discount rate of 1.1 percentage points as a result of the decrease of interest levels in the areas where Hydro’s main pension obligations are situated. This was the main contributor to the actuarial loss of NOK 4,799 million for the year. A one percentage point reduction or increase in compensation rates for all plan member categories will decrease or increase the PBO in the range of 15 to 20 percent, for 2005 between NOK 5 to 6 billion. It should be noted that changes in the aforementioned parameters and changes in the PBO will affect net periodic pension cost in subsequent periods, and both the service cost and interest cost components, in addition to the amortization of any unrecognized net gains or losses.

Business and Operating Information	65
Financial Information
Market Risk
Risk management in Hydro is based on the principle that risk evaluation is an integral part of all business activities. Responsibility for risk management in Hydro is therefore placed with business areas and coordinated by staff units at the corporate level.
     The following discussion provides information regarding Hydro’s exposure to financial and commercial risks with a focus on commodity prices, foreign exchange rates and interest rates. Please also see note 24 – to the Consolidated Financial Statements for a detailed description of Hydro’s commercial and financial risk exposures and hedging activities related to such exposures.
     Hydro’s operating results are primarily affected by price developments of Hydro’s main products, oil and aluminium, in addition to foreign currency fluctuation of the most significant currency, the US dollar, against the Norwegian krone. An indication of the sensitivity regarding prices and foreign currency fluctuation for 2006 is provided below. The table illustrates the sensitivity of earnings, before and after tax, to changes in these factors and is provided to supplement the sensitivity analysis required by the US Securities and Exchange Commission (SEC), included later in this section.

INDICATIVE PRICE AND CURRENCY SENSITIVITIES 2006 1)

Amounts in NOK million	Pre tax	After tax	Change

Oil price per barrel	1,100	325	1 USD
Aluminium price per tonne	950	665	100 USD

US dollar Hydro Oil & Energy	7,500	2,250	1 NOK
US dollar Hydro Aluminium	2,800	1,900	1 NOK

US dollar before financial items	10,300	4,150	1 NOK

US dollar financial items 2)	(3,000)	(1,950)	1 NOK

US dollar net	7,300	2,200	1 NOK

1)	Based on average 2005 prices and expected business volumes for 2006: Oil 50 US dollar/bbl, Aluminium 1,900 US dollar/tonne and Norwegian krone/US dollar 6.5. USD sensitivities for Oil & Energy and Aluminium includes both USD revenues and USD cost. Hydro has established certain hedging programs as well as economic hedges to reduce earnings volatility. This has an impact on the potential maximum effect on earnings of actual price changes. See note 24 – to the consolidated financial statements for further details.

2)	Total USD sensitivity of financial positions is NOK 4,000 million negative and consists of assets and liabilities in various financial instruments. Positive net working capital of USD 1,000 million reduces the total sensitivity to NOK 3,000 million.
In addition to the above sensitivities, the revaluation of derivative instruments and contracts classified as derivatives may influence reported earnings, as described in more detail in the following paragraphs.
Financial and commercial risk management
The overall objective of financial and commercial risk management is to safeguard Hydro’s ability to continuously meet its cash commitments and maintain a strong financial position. This includes identifying and monitoring the Company’s main risk exposures, quantifying the potential impact on key financial ratios and proposing corrective actions when deemed appropriate. Shortfalls in operational cash flow due to unfavourable developments in prices of main products, raw materials and/or exchange rates could substantially impact Hydro’s financial position. Cash commitments are risk evaluated against cash flow from operations. Probabilities of not meeting set financial targets, such as maintaining the adjusted net debt/equity ratio target of 0.5, are monitored. Simulations of cash flow scenarios, using a 5-year rolling horizon, are carried out for this purpose. The outcome of this analysis is reported to management on a quarterly basis.
     Mitigating financial and commercial risk exposures through the use of derivative instruments is done only to some extent. For this purpose, Hydro utilizes financial derivatives as well as commodity derivatives. The most common use of financial and exchange traded commodity derivatives relates to currency hedging and LME-hedging as part of the Company’s day-to-day aluminium operations.
     For accounting purposes, unless otherwise indicated below, derivative financial and commodity instruments are recognized at fair value with changes in the fair value impacting earnings. Hedge accounting, as allowed by Statement of Financial Accounting Standards (SFAS) No. 133 Accounting for Derivative Instruments and Hedging Activities, is used to a limited extent, and only when specific hedge criteria are met. This can result in volatility in earnings since the associated gain or loss on the related physical transactions may be reported in earnings in different periods.
Sensitivity analysis
In accordance with applicable requirements of the SEC, Hydro has chosen to provide information about market risk and potential exposure to hypothetical loss from its use of derivative financial instruments and other financial instruments and derivative commodity instruments through sensitivity analysis disclosures. The sensitivity analysis depicted in the tables below reflects the hypothetical loss in fair values assuming a 10 percent change in rates or prices and no changes in the portfolio of instruments as of 31 December 2005 and 31 December 2004, respectively.

66	Business and Operating Information
Financial Information

HYPOTHETICAL LOSS FROM +/- 10 PERCENT CHANGE IN

	Fair value as
	of 31 December,		Foreign currency	Commodity
Amounts in NOK million	2005 1)	Interest rates	exchange rates	prices	Volatility	Other

Derivative financial instruments 2)	727	1	1,597	—	—	—
Other financial instruments 3)	(10,799)	1,153	1,856	—	—	202
Derivative commodity instruments	(489)	—	54	1,236	144	—

HYPOTHETICAL LOSS FROM +/- 10 PERCENT CHANGE IN

	Fair value as
	of 31 December,		Foreign currency	Commodity
Amounts in NOK million	2004 1)	Interest rates	exchange rates	prices	Volatility	Other

Derivative financial instruments 2)	2,115	8	827	—	—	—
Other financial instruments 3)	1,825	1,136	1,442	—	—	182
Derivative commodity instruments	(130)	—	325	695	(29)	—

1)	The change in fair value due to price changes is calculated based on pricing formulas for certain derivatives, the Black-Scholes model for options and the net present value of cash flows for certain financial instruments or derivatives. Discount rates vary as appropriate for the individual instruments.

2)	Include mainly forward currency contracts and currency swaps.

3)	Include cash and cash equivalents, investments in marketable securities, bank loans and other interest-bearing short-term debt and long-term debt. A substantial portion of the hypothetical loss in fair value for changes in interest rates relates to Hydro’s long-term fixed rate debt. As Hydro expects to hold this debt until maturity, changes in the fair value of debt would only impact earnings over time as interest payments fall due.
The overall use of derivatives has remained stable from 2004 to 2005. Certain contracts that were not classified as derivatives at end of 2004 have over the course of the year been classified as derivatives or deemed to contain embedded derivatives. This accounts for the increased sensitivity to changes in commodity prices for derivative commodity instruments. The fair value of other financial instruments has been reduced compared to 2004, as a consequence of a stronger USD and lower cash and cash-equivalent balances at the end of 2005. Consequently the sensitivity related to changes in foreign currency exchange rates has increased for other financial instruments.
     Hydro’s management emphasizes that the sensitivity analysis contains material limitations. This is due to the arbitrary nature of assumptions involved as well as the inability of such a simple analysis to model reality and continuous changes to Hydro’s portfolio. The most significant limitations on the figures provided are as follows:
•	The tables only include the effects of the derivative instruments discussed above and of certain financial instruments (see note 3). The analysis does not include any related physical positions, contracts, and anticipated transactions that many of the derivative instruments are meant to secure. A rate or price change of 10 percent will often result in a corresponding effect to the fair value of the physical or underlying position such that the resulting gains and losses would offset.

•	As allowed by the SEC regulations, Hydro has excluded accounts payable and accounts receivable from the presentation, which may have had a significant effect on the foreign exchange risk figures provided.

•	The computations, which provide the most negative effect to Hydro of either a 10 percent increase or decrease in each rate or price, do not take into account correlations, which would be expected to occur between the risk exposure categories. For example, the effect that a change in a foreign exchange rate may have on a commodity price is not reflected in the tables.

•	It is not likely that all rates or prices would simultaneously move in directions that would have negative effects on Hydro’s portfolio of instruments
The above discussion about Hydro’s risk management policies and the estimated amounts generated from the sensitivity analyses are forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global markets. The methods used by Hydro to analyze risks discussed above should not be considered projections of future events, gains or losses.

Business and Operating Information	67
Other
Research and Development
Hydro engages in research and development (R&D) in order to maintain its competitive position and to develop new products and processes. Hydro spent approximately NOK 716 million, NOK 760 million and NOK 722 million during 2005, 2004 and 2003, respectively, on such activities. As part of its R&D activities, Hydro continues to focus on ecological issues including life cycle analyses and energy efficiency studies relating to products produced by the Company.
     Hydro maintains major research centers in Porsgrunn and Bergen in Norway as well as smaller research groups in several other locations. Research centers for Oil & Energy are located in Bergen and Porsgrunn. Research centers for Aluminium are located in Karmøy, Årdal, Raufoss, Sunndal and Porsgrunn in Norway; in Bonn and Ulm in Germany; in Tønder, Denmark and in Michigan, US.
     The following highlights major contributors to total R&D costs incurred in 2005.
     Oil & Energy incurred R&D costs in 2005 totaling approximately NOK 226 million compared to NOK 223 million in the previous year. R&D expenditures in 2005 were primarily dedicated to:
•	Increased discovery rate through improved exploration technology,

•	Increased oil recovery in order to prolong the production from mature fields,

•	Economically viable development of smaller fields and,

•	Further improvement of health, safety and environmental technology to ensure personnel and technical safety as well as protecting the external environment.
Power generation with CO2 capture and storage, hydrogen as a future energy carrier and renewable energy were also part of the Oil & Energy R&D programs in 2005, aimed at achieving a cleaner and more efficient production.
     Aluminium’s R&D is oriented toward the core activities of its business. Aluminium incurred a total of NOK 456 million in 2005 in R&D cost, compared with NOK 494 million in R&D costs in 2004. Metals, Extrusion and Automotive, and Rolled Products incurred NOK 138 million (NOK 213 million in 2004), NOK 266 million (NOK 220 million in 2004) and NOK 52 million (NOK 61 million in 2004), respectively. R&D activities serve to continuously improve products and manufacturing processes, as well as to develop innovative technologies and new applications. The work focuses also on securing the continued progress of aluminium as a competitive and environmentally sound material.
     R&D expenditures were mainly dedicated to developing technologies for production of primary metal, extrusion, rolling and casting.
     Achievements in 2005 included significant productivity improvements in primary metal productions through electric current increases in Hydro’s aluminium smelters. A foundation has been established for further development of Hydro’s own prebake cell technology, HAL 275, that is now in use at the Sunndal plant.
     In addition, the work covers the development of new aluminium and magnesium alloys, and development of semi-fabricated and finished products. Product development is often done in close cooperation with customers and partners, for example, the development of new engine blocks and new concepts for buildings and facades.

68 Business and Operating Information
Other
Legal Proceedings
Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
     On 30 June 2004, the EFTA Surveillance Authority (ESA) decided that exemptions for certain Norwegian businesses from the electricity tax for the period between 6 February and 31 December 2003 constituted illegal State aid under the EEA Agreement. The decision requires the Norwegian government to make recoveries from those businesses. On 21 July 2005, an application for annulment of the decision launched by the Norwegian Government and the Federation of the Norwegian Processing Industry (PIL) was dismissed by the EFTA court. The total amount which the Norwegian government must recover from Hydro is dependent upon the government’s interpretation of the ESA’s decision. The amount will not be material to Hydro.
     At the end of 2004, a dispute arose in connection with a claim against TadAZ, an aluminium company owned by the state of Tajikistan, for nondelivery of approximately 80,000 tonnes of aluminium under a barter contract. The value of the claim is approximately US dollar 145 million. Risks related to nonperformance have been mitigated by designated security arrangements. In an award by an arbitration court in London of 8 November 2005, the court ruled in favor of Hydro and the barter contract was held valid and enforceable. TadAZ has appealed the award to the High Court of London, challenging the arbitration court’s jurisdiction. Hydro is confident that the award of the arbitration court will be upheld.
     As operator on the Norwegian Continental Shelf, Hydro makes charges to its partners for pension costs. Since 1 January 2001, pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings, the partners have acknowledged that Hydro is entitled to charge all relevant pensions costs incurred as operator. In the third quarter of 2005, Hydro has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to 1 January 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro.
     Hydro has long-term gas sales contracts with E.ON Ruhrgas. Deliveries under the contracts amount to approximately 1.6 bcm per year. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. Each of Hydro and E.ON Ruhrgas has requested adjustments of the price provisions of the gas sales contracts with effect from 1 January 2005. Failing agreement, E.ON Ruhrgas has, as of 18 October 2005, referred the matter to an independent arbitration panel in Stockholm, Sweden as provided for under the contracts. Hydro filed its answer and a claim for a price increase on 24 November 2005.

69
02: Investor Information
CONTENT
70	Shareholder Information

74	Corporate Governance
74	Overview

77	Directors’ and Officers’ Compensations, Share Ownership and Loans

78	Governance Bodies

80	Board of Directors

81	Corporate Management Board

70	Investor Information
Shareholder Information
Shareholder Information

SHARE PRICE IN NOK	SHARE PRICE IN USD	DIVIDEND PER SHARE

Hydro’s share price increased from NOK 477 at the end of 2004 to NOK 693 at the end of 2005. Including the dividend of NOK 20 per share, the total return in 2005 was NOK 236 — 49 percent.
     Hydro has one class of share, and by the end of 2005 there were 250,138,464 outstanding shares. A total of 322 million Hydro shares were traded on the Oslo Stock Exchange during 2005, which in value terms represented some 13 percent of the total turnover on the exchange. In addition, Hydro’s ordinary shares are listed in London, Paris, Frankfurt, Düsseldorf and Hamburg. The Company’s American Depositary Shares (ADS) are listed on the New York Stock Exchange.
     The value of each Hydro share is now significantly above other shares listed on the Oslo Stock Exchange. We consider it appropriate that the value of the Hydro share is brought more in line with the other shares listed on the Oslo Stock Exchange. The Board of Directors will therefore propose to the Annual General Meeting on 9 May 2006, that one old Hydro share is split into five new shares. The ADSs will be similarly split with one ADS continuing to represent one share. The discussion in this section refers to numbers of shares or amounts per share before the proposed share split.
Dividend policy
Long-term returns to shareholders should reflect the value created in the Company. Shareholders’ returns consist of dividends and the share price development. The intention is that dividends should show a steady development in line with the growth in the Company’s results, while taking into consideration opportunities for creating value through profitable new investments. Over time, value creation will be reflected to a greater extent by share price development than through dividends, and Hydro’s dividend policy states that the dividends over a period of several years should average roughly 30 percent of the Company’s net income. Future dividends will be dependent on Hydro’s future earnings, financial condition and cash flow, as well as other factors affecting Hydro.
The Board of Directors has proposed a dividend of NOK 22 per share for 2005, which is a continuation of the level for 2004. This should be seen in the context of the solid financial position that Hydro has achieved through strong financial results, partly driven by high commodity prices. It is furthermore emphasized that if commodity prices were to return to lower levels as experienced in the past, paying a dividend consistant with a payout ratio of 30 percent will take preference to maintaining an absolute and increasing per share amount.
     The Annual General Meeting will consider the dividend proposal of the Board of Directors. If approved, dividends will be paid on Tuesday, 23 May 2006 to those persons listed as shareholders on 9 May 2006 in the Norwegian Central Securities Depository (VPS), or are authorized by the shareholders to receive the dividend. The dividend to holders of American depositary receipts (ADRs), evidencing ADSs, will be paid between one to two weeks after 23 May 2006. For non-Norwegian shareholders, Norwegian tax will be deducted at source in accordance with the current regulations. The shares will be quoted exclusive of dividend on the Oslo Stock Exchange and on the New York Stock Exchange from Wednesday, 10 May 2006 inclusive.
Buyback of shares
In periods when earnings are high, Hydro may consider buying back shares in addition to ordinary dividend payments. Such considerations will be made in the light of alternative investment opportunities available to the Company and its financial situation.
     On 8 February 2005 we redeemed 2,191,190 shares held by the Norwegian State, as part of a buyback program launched in 2004. At the same time we performed a capital reduction through canceling 5 million shares.
     We also bought back 934,400 shares in the market in 2005, under a new program approved by the Extraordinary General Meeting on 1

Investor Information	71
Shareholder Information

TOTAL SHARE HOLDER RETURN 2001 — 2005 IN USD	EARNINGS PER SHARE FROM CONTINUING OPERATIONS	GEOGRAPHICAL OWNERSHIP DISTRIBUTION OF SHARES

December 2004. According to this authorization we can buy back up to 5,617,621 shares in the market with the intention of canceling the shares through a capital reduction. The State once again agreed to participate by redemption and cancellation of a proportional number of shares. Consequently, this buyback program may involve up to 10 million shares. When redeeming the State’s shares, Hydro will pay a price equal to the volume-weighted average of the prices Hydro paid for the shares bought in the market, plus an interest rate of NIBOR plus one percent to compensate for the later settlement. The authorization expires in May 2006 and does not allow for share repurchases at shares prices above NOK 700 per share.
     The Board of Directors will propose to the Annual General Meeting on 9 May 2006 to approve a new buyback authorization of 8,000,000 shares over a one-year period, with the same conditions as previously, whereby approximately 4,494,096 shares can be purchased in the market. The proposed share price interval for which buybacks can be made is for share prices between NOK 250 and NOK 1,500 per share.
     The following table shows the total number of shares and the average price paid per share for shares repurchased from the Norwegian state in February 2005 and on the open market starting June 2005 for each month.
Funding and credit rating
In order to maximize value creation over time, and to strike a balance with Hydro’s operational risk exposure, it is necessary to have adequate access to financial resources. A condition for this is that the Company’s

SHARE REPURCHASES 2005

			Total number of shares	Maximum number of
			purchased as part of	shares that may yet
	Total number of	Average price paid per	publicly announced	be purchased under
	shares purchased	share in NOK	program	the programs

9 February 2005 — redemption of the Norwegian state’s share of the buyback program in 2004	2,191,190	441.00	2,191,190	—
1 - 30 June	96,600	531.52	96,600	4,285,400
1 - 31 August	97,400	661.85	97,400	4,188,000
1 - 30 September	116,400	684.66	116,400	4,071,600
1-31 October	106,000	633.45	106,000	3,965,600
1 - 30 November	413,000	661.31	413,000	3,552,600
1 - 31 December	105,000	691.31	105,000	3,447,600

Total	3,125,590	503.80	3,125,590

72	Investor Information
Shareholder Information
financial position secures access to loan capital on attractive terms. Our objective is therefore to maintain a credit rating at the leading agencies, Standard & Poor’s and Moody’s, of a clean single A rating. As of 1 March 2006 Hydro’s senior unsecured debt was rated A1 by Moody’s, subject to a possible downgrade, and A with negative outlook from Standard & Poor’s. Over time we intend to keep the net interest-bearing debt at a ratio of 0.5 to equity capital including minority interests. This will contribute to maintaining the credit rating. When calculating this ratio, we also include off-balance sheet pension obligations and operational leasing commitments. These adjustments are discussed under the caption Non-GAAP Financial Measures, in this report.
Major shareholders and voting rights

HYDRO’S 20 LARGEST SHAREHOLDERS, 31 DECEMBER 2005

Shareholder	Number of	Ownership
	shares	interest

Norwegian state	113,483,658	43.82%
State Street Bank (nominee)	11,998,731	4.63%
Morgan Guaranty Trust (ADR)	10,023,942	3.87%
Folketrygdfondet	9,355,327	3.61%
Hydro	8,815,964	3.40%
JPMorgan Chase Bank (nominee)	5,324,911	2.06%
Euroclear Bank (nominee)	3,255,937	1.26%
EuroPacific Growth Fund	3,175,000	1.23%
Mellon Bank (nominee)	2,429,660	0.94%
The Northern Trust Company (nominee)	2,227,673	0.86%
Vital Forsikring	2,181,886	0.84%
New Perspective Fund	2,164,000	0.84%
State Street Bank (nominee)	1,970,026	0.76%
JPMorgan Chase Bank (nominee)	1,847,211	0.71%
Clearstream Banking (nominee)	1,758,869	0.68%
Investors Bank & Trust Company (nominee)	1,716,449	0.66%
SIS Segaintersettle (nominee)	1,538,846	0.59%
Storebrand Livsforsikring	1,514,659	0.58%
Capital World Growth and Income Fund	1,465,900	0.57%
Investors Bank & Trust Company (nominee)	1,465,194	0.57%

   Source: VPS
The Kingdom of Norway is the only person or entity known to the Company to own beneficially, directly or indirectly, more than 5 percent of the Company’s ordinary shares. As of 17 February 2006, the Kingdom owned 113,483,658 ordinary shares, representing 43.8 percent of the total number of ordinary shares issued and 45.4 percent of the total number of outstanding shares as of such date. There are no different voting rights associated with the ordinary shares held by the Kingdom. As of 17 February 2006, there were a total of 36,641 registered holders of Hydro’s shares resident in Norway.
     The Kingdom acquired most of its interest in the Company in 1945. From that time and until July 1999, the Kingdom owned 51 percent of the total number of ordinary shares issued and outstanding. Ordinary shares issued in connection with the acquisition of Saga Petroleum ASA in July 1999 increased the total number of shares issued and outstanding with a corresponding decrease in the Kingdom’s percentage ownership interest.
     Since 1945, the Kingdom has not disposed of any of the Company’s ordinary shares owned by it, except when participating in the share buy-back programs. However, there can be no assurance that the Kingdom will not do so in the future. The Norwegian Ministry of Trade and Industry represents the Norwegian government in exercising the Kingdom’s voting rights. Acting through the Norwegian government, the Kingdom, in its capacity as a shareholder of the Company, has never taken an active role in the day-to-day management of the Company.
     As of 17 February 2006, JPMorgan Chase & Co, as depositary of the ADSs (the Depositary), through its nominee Company, Morgan Guaranty Nominees Limited, held interests in 9,959,879 ordinary shares (approximately 4.0 percent of the issued and outstanding ordinary shares as of such date) on behalf of 510 registered and an estimated 5,750 beneficial holders of (ADRs), evidencing ADSs. There were 357 holders of ordinary shares with addresses in the United States (not including the Depositary) as of the same date. These shareholders held 29,339,003 ordinary shares, equal to approximately 11.7 percent of the issued and outstanding ordinary shares.
     At the end of 2005, Hydro had 39,766 registered shareholders. The Norwegian State was the largest of these with a shareholding of 43.8 percent. Other Norwegian shareholders owned 16.2 percent (including Hydro’s own shares), while 40.0 percent was held by foreign owners. All shares basically carry one vote. It is, however, a requirement of Norwegian legislation that one can only vote for shares registered in one’s name. Shares registered with a fund manager have to be re-registered before the Annual General Meeting in order to obtain voting rights. This also applies to Hydro’s NYSE-listed ADSs.
Key figures for the Hydro share

SHARE PRICE DEVELOPMENT PER QUARTER FOR TWO MOST RECENT FISCAL YEARS

	Oslo Stock Exchange		New York Stock
			Exchange

	High	Low	High	Low
Quarterly period	(in NOK)	(in NOK)	(in USD)	(in USD)

First quarter 2004	464.66	361.50	65.91	53.44
Second quarter 2004	467.00	395.00	67.50	54.92
Third quarter 2004	503.00	419.00	74.19	60.28
Fourth quarter 2004	521.50	457.50	83.62	71.34
First quarter 2005	547.50	462.50	89.10	74.00
Second quarter 2005	600.00	489.50	91.93	75.90
Third quarter 2005	748.50	592.00	117.16	91.70
Fourth quarter 2005	741.50	605.50	111.44	92.88
First quarter 2006 1)	846.00	692.50	124.90	105.83

1)	As of 28 February 2006

SHARE PRICE DEVELOPMENT PER MONTH FOR SIX MOST RECENT MONTHS

	Oslo Stock Exchange		New York Stock
			Exchange

Monthly period	High	Low	High	Low
	(in NOK)	(in NOK)	(in USD)	(in USD)

September 2005	748.50	673.00	117.16	107.51
October 2005	740.50	605.50	111.44	92.88
November 2005	692.00	637.50	103.64	95.75
December 2005	741.50	678.00	111.37	100.38
January 2006	846.00	692.50	124.34	105.83
February 2006	829.50	752.50	124.90	109.20

Investor Information	73
Shareholder Information

KEY FIGURES — THE HYDRO SHARE

NOK	2005		2004	2003	2002	2001

Share price high, Oslo 1)	748.50		521.50	365.91	388.83	356.21
Share price low, Oslo	462.50		361.50	231.01	240.70	273.33
Share price average, Oslo	595.69		443.87	299.78	308.24	326.93
Share price year-end, Oslo	693.00		477.00	361.94	273.77	331.52
Share price high, NYSE	$117.16		$83.62	$54.74	$46.11	$39.59
Share price low, NYSE	$74.00		$53.44	$31 .65	$32.67	$30.86
Share price average, NYSE	$92.28		$66.09	$42.47	$38.67	$36.31
Share price year-end, NYSE	$103.18		$78.72	$54.49	$39.16	$37.03

Earnings per share (EPS)	62.70		49.40	42.60	34.00	30.50
EPS from continuing operations	62.70		45.10	32.50	27.50	22.80
P/E2)	11.05		10.58	11.14	9.96	14.54
Dividend per share	22.00	3)	20.00	11.00	10.50	10.00
Pay-out ratio 4)	35%		44%	26%	31%	33%
Dividend growth	10%		82%	5%	5%	5%
Pay-out ratio five year average 5)	34%		29%	28%	31%	31%
Debt/equity ratio 6)	0.31		0.11	0.38	0.60	0.34
Credit ratine, Standard & Poor’s	A		A	A	A	A
Credit rating, Moody’s	A1		A2	A2	A2	A2

Beta 7)	1.76		1.56	0.84	0.94	1.18
Non-Norwegian ownership, year-end	40%		37%	35%	36%	34%
Outstanding shares, average	250,807,304		254,411,433	257,528,511	257,799,411	258,434,202
Outstanding shares, year-end	250,138,464		250,839,230	256,712,000	257,960,532	257,634,172

1)	Adjustment factor of 0.881699 used for share prices prior to the Agri demerger on 25 March 2004, in accordance with Oslo Stock Exchange’s calculation methods.

2)	Share price at year-end divided by EPS from continuing operations.

3)	Proposed dividend.

4)	Dividend per share divided by earnings per share (2004: EPS from continuing operations).

5)	Interest-bearing debt + Net pension liability (tax adjusted) + Operating lease commitments (discounted).
- cash and cash equivalents — Short-term investments divided by Shareholders’ Equity + Minority interest.

6)	Total dividend divided by net income for last five years.

7)	Change in share price, compared with Oslo Benchmark Index (measured for rolling 48 months).
Information from Hydro
Hydro gives a high priority to communicating with the stock market, and wish to maintain an open dialog with market participants. Our objective is to provide sufficient information at the same time to all market participants, in order to ensure a fair valuation of the share. Information of a share-price sensitive nature is conveyed by press release. Hydro hosts regular meetings for investors in Europe and the US. Most brokers in Oslo and London publish equity research reports on Hydro.
     Hydro’s Annual Review is available in English and Norwegian. This Annual Report and Form 20F, which also satisfies the requirements of, and is filed with, the US Securities and Exchange Commission (SEC), is only available in English. Hydro’s quarterly reports on Form 6-K are also filed with the SEC on a quarterly basis. The quarterly reports are published in English. Hydro’s annual and quarterly reports may be obtained on request from Hydro’s Investor Relations department. These reports and important information about Hydro is published on a continuous basis on Hydro’s website: www.hydro.com/ir
Annual General Meeting
The Annual General Meeting of Norsk Hydro ASA will be held at the Gamle Logen, Grev Wedels plass 2, Oslo, Norway, on Tuesday, 9 May 2006, at 17:00 CET. In accordance with the Company’s Articles of Association, notice of the Annual General Meeting will be published in Aftenposten, Dagens Naesringsliv and Dagsavisen.
Shareholders who wish to attend the Annual General Meeting are asked to inform the following registrar by 16.00 CET on Friday, 5 May:
DnB NOR Bank ASA
Verdipapirservice
0021 Oslo, Norway
Fax: + 47 22 48 11 71
You may also register electronically on the Company’s website www.hydro.com/register or via VPS Investor Services. Any shareholder may appoint a proxy with written authority to attend the meeting and vote on his or her behalf.
Change of address
Shareholders registered in the Norwegian Central Securities Depository should send information on changes of address to their registrars and not directly to the Company.
Financial calendar

27 April 2006	First quarter results 2006
9 May 2006	Annual General Meeting 2006
25 July 2006	Second quarter results 2006
24 October 2006	Third quarter results 2006

74	Investor Information
Corporate Governance
Overview
Sound and transparent governance contributes to both value creation and improved results; it builds trust and establishes a basis for responsible conduct. Corporate governance is therefore central to Hydro’s development. Strategies and targets are developed on the basis of an integrated governance and management system. Hydro’s corporate governance has been designed to provide a foundation for value creation and to ensure good control mechanisms.
     This section includes a description of Hydro’s governance structure and provides an overview of its governing bodies. More comprehensive information about Hydro’s corporate governance practices, procedures and requirements can be found on our website www.hydro.com/governance
Compliance with legislation and other requirements
Hydro is a public limited Company organized under Norwegian law with a governance structure based on Norwegian corporate law.
     Hydro’s main share listing is on the Oslo Stock Exchange, which subjects it to Norwegian securities legislation and stock exchange regulations. Hydro is also listed on four other European stock exchanges and the New York Stock Exchange (NYSE). Hydro’s NYSE listing is regulated by the exchange and the US Securities and Exchange Commission (SEC). Information regarding Hydro’s shareholder policy can be found on page 70.
     Hydro adheres to the Norwegian Code of Practice for Corporate Governance of December 2005. A detailed description of Hydro’s adherence is presented at www.hydro.com/governance
     Since 2002, Hydro has closely monitored new requirements of the SEC and NYSE resulting from the enactment of the US Sarbanes-Oxley Act. Hydro is complying with the new requirements including management’s certifications of its annual report on Form 20F (see also discussion on Controls and Procedures below). As a result, Hydro has established a disclosures committee comprised of members of senior management responsible for reviewing financial and related information included in its reports. In 2004, Hydro initiated a major project to implement section 404 of the Sarbanes-Oxley Act which becomes effective in 2006. The new regulations demand comprehensive documentation and review procedures designed to ensure that internal controls over financial reporting are reliable.
     The NYSE’s corporate governance listing standards require listed non-US companies, like Hydro, to disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards. There are no significant differences in the corporate governance practices followed by Hydro as compared to those followed by US domestic companies under the NYSE listing standards.
     For the seventh year in a row, Hydro was included in 2005 in the Dow Jones Sustainability Index, and in the corresponding UK index, FTSE4Good, for the sixth time.
Corporate directives and Code of Conduct
Hydro’s governance system is based on the delegation of responsibility to its business areas and to central, operative corporate functions including finance, tax and accounting. In order to maintain uniformly high standards, Hydro has established common requirements in the form of corporate directives. These are mandatory for all parts of the organization and are based on The Hydro Way, the Company’s framework for leadership, organization and culture discussed earlier in this report. The directives address, among other things, strategy and business planning, finance, risk management, organizational and employee development, health, safety and environment (HSE), ethics and social responsibility. This information is made available to all employees.
     Hydro’s corporate directives help ensure that everyone in the

Investor Information	75
Corporate Governance

Learn more:
www.hydro.com/governance www. hydro.com/principles
Company carries out his or her activities in an ethical manner and in accordance with current legislation and Hydro standards. In July 2003, Hydro’s Board of Directors approved a new code of conduct that applies to all Hydro employees throughout the world, as well as to board members of the Company and its subsidiaries. The code of conduct provides channels for complaints, for instance over questionable accounting or auditing matters. It also addresses requirements regarding personal conduct, integrity, compliance with laws and other matters such as handling of conflicts of interest and a commitment to equal opportunities for all employees. Read more about Hydro’s corporate directives at www.hydro.com/principles
     Employees are encouraged to discuss their concerns regarding possible breaches of Hydro’s requirements with their immediate supervisor. If this is not considered to be appropriate, employees also have recourse through a whistleblower channel administered by the internal audit function, including a reporting line to the Board’s audit committee. Reports may be provided anonymously.
Business planning and control processes
Hydro’s overall goal is to create shareholder value through satisfied customers and motivated and competent employees. The Company has defined two main processes ensuring that short and long-term targets are achieved.
     The portfolio, strategy and business planning process involves strategic and operative planning and results monitoring. Planning, which reflects the Company’s ambitions and values, is the basis for the strategies and measures that shape the business plans at all levels of the organization. Hydro has defined key performance indicators for each unit, including financial, human resource and HSE objectives, in addition to unit-specific operating targets.
     An integral part of the annual business planning is Hydro’s people process used to assess and develop the Company’s human resources. Its aim is to develop the potential of individual employees and of the organization as a whole.
     Risk management is also an integrated part of the Company’s planning and reporting function. Risk management deals with all aspects of value creation, including strategy, finance, commercial matters, organization, HSE, reputation, corporate social responsibility, regulatory and legal matters. Hydro carries out risk assessments for defined exposure areas. Exposure to certain risks, particularly those threatening life and health, have been consistently reduced to very low levels. See also Business and Operating Information — Other — Market Risk of this report for a more detailed discussion of Hydro’s financial risk management.
     Hydro’s internal control framework provides sound controls, built on a foundation of integrity, ethical values and appropriate organizational attitudes. Hydro’s internal audit function is an integral element of Hydro’s management structure. This function evaluates Hydro’s risk management, control, and governance processes to determine if they are adequate and contribute to the achievement of the Company’s objectives. Beginning 2006, the internal audit function will provide management with an annual internal opinion as a basis for management’s external certifications of Hydro’s internal controls over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act and other relevant legislation.
Controls and procedures
As part of Hydro’s compliance with SEC regulations, its Chief Executive Officer and Chief Financial Officer have certified the Company’s annual report on Form 20-F (see the introduction to this report for a description of Hydro’s annual reporting objectives and procedures). The certification covers an evaluation of the effectiveness of disclosure controls and procedures underlying the preparation of the report and the information contained in the report as of the end of the period covered by the report. It also covers any

76	Investor Information
Corporate Governance
changes which could have a material effect on the Company’s internal controls over financial reporting.
     In designing and evaluating the Company’s disclosure controls and procedures, management, including the Chief Executive Officer and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Management was also necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving the Company’s desired control objectives and that these disclosure controls and procedures are, in fact, effective at a reasonable assurance level.
     There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Pre-Approval of Audit Services
Hydro’s audit committee has a pre-approval policy governing the engagement of primary and other external auditors to provide audit and non-audit services to Hydro or any entity within the group. Under this pre-approval policy, the audit committee has defined and pre-approved subcategories of audit and non-audit services, such non-audit services being limited to services permitted to be provided by Hydro’s primary external auditors under SEC regulations. The audit committee’s pre-approval policy includes annual monetary frames for each of the following categories of services:
•	audit-related,
•	tax, and
•	non-audit related
The chairperson of Hydro’s audit committee is authorized to approve changes to the subcategories of these services and/or any increase in the monetary frames between regular meetings of the audit committee. Any such change must be disclosed to the full audit committee on a quarterly basis.
     The audit committee’s pre-approval policy also applies to auditors, other than Hydro’s primary external auditors, which, in the aggregate, audit more than 5 percent of Hydro’s consolidated assets or income from continuing operations before tax. For such auditors, the pre-approval policy applies only to services provided to the Hydro subsidiary or subsidiaries under audit. Within the scope of the pre-approval policy, all services have been pre-approved and all amounts for audit related, tax and other non-audit related services are within the monetary frames established by the audit committee.
Transparency and communication
Hydro’s corporate culture embodies the principles of honesty and respect for others. The Company’s ability to operate efficiently in the Norwegian market and internationally requires consistent and professional communication. Hydro adheres, therefore, to the principles of transparency, honesty and sensitivity when interacting with its stakeholders.

Investor Information	77
Corporate Governance
Directors’ and Officers’ Compensation,
Share Ownership and Loans
Following is a summary of Hydro’s remuneration, share-based compensation, and loan practices relating to the board of directors and corporate management board. Please see note 4 — to the consolidated financial statements for more detailed and comprehensive information relating to these practices.
Board of Directors’ remuneration
Remuneration to the Board of Directors consists of the payment of fees, and is based on the position of the board member and specific board committee appointments. Total fees paid to Board members in 2005 amounted to NOK 2,680,000.
Corporate Management Board remuneration
Hydro has a compensation system for top management consisting of three elements: Fixed salary, performance-related bonus and share-based compensation (share appreciation rights). The fixed salary, or base pay, reflects the continuous performance of management and is in line with Hydro’s general policies for the determination of base pay. The annual bonus scheme is linked to the achievement of targets in the business plans for the various units. The intention of the stock option plan is to place management focus on the long-term creation of shareholder value. In 2005, Hydro paid NOK 14,356,000 in salary and NOK 3,003,000 in bonus to the members of the Corporate Management Board as a group.
Executive management share-based compensation
Hydro has an Executive Stock Option Plan for each of the years 2002, 2003, 2004 and 2005. The Executive Stock Option Plan awards are granted each year to approximately 30 Hydro executives, including the president and CEO and the corporate management board. All of the plans are in the form of Stock Appreciation Rights (SARs), as the plans are cash settled upon exercise of the options. As all of the grants are issued out-of-the-money (exercise price is higher than the share price at date of grant), these plans are classified as variable plans and compensation expense related to these plans is accounted for using the intrinsic method. See note 1 — Summary of significant Accounting Policies — to the Hydro’s consolidated financial statements for further information.
In June 2005, the Board of Directors approved the 2005 Executive Stock Option Plan for corporate officers and certain key employees, authorizing 118,000 stock options (SARs). On 1 July 2005, 28 Hydro executives were granted a total of 118,000 SARs, with a vesting period of 3 years, an exercise period of 3 years and an exercise price of NOK 622.00 when the market price was NOK 603.00. As of 31 December 2005, all of these SARs were outstanding, and had a remaining contractual life of five and one-half years, none of which were vested and therefore not exercisable. Total SAR’s outstanding as of 31 December 2005 amounted to 154,572.
Share ownership
The number of shares held by all members of the Corporate Management Board and the Board of Directors at the end of 2005 amounted to 28,107 and 6,713, respectively. These amounts respectively represent less than one percent of Hydro's issued and outstanding shares. There were no significant changes in the number of shares held by members of the Corporate Management Board or Board of Directors as of 10 March 2006.
Loans to Board Members and members of the Corporate Management Board
Except as described in note 4 — to the consolidated financial statements, all loans extended to members of the Board of Directors or the Corporate Management Board were made under terms and conditions that are equivalent to those made available to all Norway-based employees of the Company, and all loans to directors appointed by the shareholders, and executive officers (i.e., members of the Corporate Management Board) of the Company were entered into prior to 30 July 2002. In March 2006, Tore Torvund repaid the entire amount of his loans outstanding as of the end of the year.

78	Investor Information
Corporate Governance

Governance Bodies

Description	Developments and events in 2005	References

General Meeting of Shareholders

Company shareholders exercise ultimate authority through the General Meeting. Shareholders registered in VPS (the Norwegian Registry of Securities) can vote in person or by proxy. Invitations are sent to shareholders or to the shareholder’s security deposit bank.

The General Meeting of Shareholders:	General Meeting in May	The protocols can be found at www.hydro.com/governance

• Elects the shareholders’ representatives in the Corporate Assembly

• Elects the external auditor and determines the auditor’s remuneration

• Approves the report according to Norwegian requirements and financial statements, including dividend proposed by the Board of Directors and recommended by the Corporate Assembly

Shareholders may, at least 14 days before an ordinary general meeting, request that proposals for resolutions are submitted to the General Meeting, or that points are added to the agenda.

Corporate Assembly

Eighteen members. Twelve are elected by the General Meeting of Shareholders, six are elected by and among the group’s employees in Norway.

In accordance with Norwegian law, the Corporate Assembly:

•      Elects the Board of Directors and determines their remuneration

•      Nominates the external auditor to be elected by the General Meeting of Shareholders

•      Based on recommendations from the Board of Directors, makes decisions in matters relating to investments that are substantial in relation to Hydro’s resources, and when closures and reorganizations will lead to significant changes for the workforce

•      Provides recommendations to the General Meeting of Shareholders on the approval of the Board of Director’s proposal on financial statements and dividend

Five meetings

Members:

Svein Steen Thomassen (chairperson), Siri Teigum (deputy chairperson), Aase Gudding Gresvig, Westye Høegh, Idar Kreutzer, Sylvi Lem, Anne Merete Steensland, Sigurd Støren, Sten-Arthur Sa3l0r, Lars Tronsgaard, Karen Helene Ulltveit-Moe, Svein Aaser, Sven Edin, Billy Fredagsvik, Kjell Kvinge, Dag Harald Madsen, Roger Oterholt, Rune Strande

Deputy members:

	Anne-Margrethe Firing, Erik Garaas, Wolfgang Ruch, Terje Venold, Nils Roar Brevik, Tore Amund Fredriksen, Sónia F. T. Gjesdal, Line Melkild, Bjørn Nedreaas, Bjørn Øvstetun	See Note 3 to the Consolidated Financial Statements for remuneration paid to members of the Corporate Assembly See the Articles of Association §§ 7-8 at www.hydro.com/governance

Nomination Committee (Established in 2001)

Four members. Two appointed by the General Meeting of Shareholders, two appointed by the Corporate Assembly. The Chair of the Corporate Assembly has a permanent seat on the committee.

Nominates candidates to the Board of Directors and the Corporate Assembly and proposes remuneration to the Board, its sub-committees and to the Corporate Assembly.	Two meetings Members: Svein Steen Thomassen (chairperson) Siri Teigum, Westye Høegh, Reier Søberg	See Articles of Association § 5A Biographical information of the Nomination committee members can be found at www.hydro.com/governance

Board of Directors

Nine members. Six elected by the Corporate Assembly. Three elected by and among the Company’s employees in Norway. Elections are normally made for a period of two years.

In accordance with Norwegian law, the Board of Directors assumes the overall governance of the Company, ensures that appropriate steering and control systems are in place and supervises the day-to-day management as carried out by the President and CEO.

All shareholder-elected members are external. No members elected by employees belong to the Company’s executive management. Employee directors have no other service

Twelve meetings. 94 percent meeting attendance by the board members.

All shareholder-elected members were deemed to be independent in accordance with Norwegian and New York Stock Exchange (NYSE) standards. Except as noted below, none of the Company’s non-employee Board members had any other service contractual agreements with the Company.

	Elisabeth Grieg, who is a member of the Board of Directors and of the Audit Committee, partly owns the family Company Grieg Maturitas AS,	The Board’s mandate can be found at www.hydro.com/governance See page 80 for biographical information on the Board members

Investor Information	79
Corporate Governance

Description	Developments and events in 2005	References
Board of Directors (cont.)
contractual agreements with the Company outside of their employee contracts, though they are subject to their duties as Board members.	which indirectly owns 65% of Grieg Logistics AS. Grieg Logistics AS received compensation of NOK 125,745,650 in 2005, NOK 36,631,635 in 2004, and NOK 1,425,124 in 2003 from Hydro for transportation services mainly related to Hydro’s offshore operations and services from forwarding and customs clearance for the onshore Ormen Lange project.

In May, Sten Roar Martinsen took over as new employees’ representative after Odd SemstrØm.

	The Board of Directors conducted a self-evaluation of its work, competence and cooperation with management.	See Note 4 to the Consolidated Financial Statements for remuneration, share ownership and loans to Board members

Compensation committee (Established in October 2001) Consists of three of the Board of Directors’ nine members.

The committee reviews the performance and recommends proposals on compensation for the President & CEO to the Board of Directors. The committee assists in the evaluation of compensation for the Corporate Management Board and in determination of performance-promoting schemes for management. The Board has concluded that each of the members of the Compensation Committee is independent under Norwegian and NYSE listing standards.
	Three meetings Members: Jan Reinås (chairperson) Håkan Mogren Ingvild Myhre	The mandate can be found on www.hydro.com/governance

Audit Committee (Established in November 2001)
Consists of four of the Board of Directors’ nine members. The Audit Committee meets the SEC and NYSE rules and requirements regarding independence and competence.

The Audit Committee assists the Board of Directors relating to the integrity of the Company’s financial statements and financial reporting processes and internal controls; the Company’s risk assessment and risk management policies related to financial reporting; the qualifications, independence and performance of the external auditor; and the performance of the internal audit function related to internal controls over financial reporting.

To ensure the independence of the internal audit function, the director of Internal Audit may report any matters directly to the Board Audit Committee, at his own discretion.

The Audit Committee maintains a pre-approval policy governing the engagement of the Company’s primary and other external auditors to ensure auditor independence in accordance with SEC rules and regulations.
Seven meetings

Revised the audit committee mandate to focus its role related to financial reporting and auditing issues.

Conducted a self-evaluation in accordance with its mandate.

Members:
Borger A. Lenth (chairperson)
Elisabeth Grieg
Kurt Anker Nielsen*
Terje Friestad

* Nielsen serves on the committee as a financial expert as defined by SEC rules.
The mandate can be found on www.hydro.com/governance See Corporate Governance Pre-Approval of Audit Services on page 76 of this report.

President & CEO and Corporate Management Board
According to Norwegian corporate law, the President & CEO constitutes a formal governing body that is responsible for the daily management of the Company. The division of functions and responsibilities between the President & CEO and the Board of Directors is defined in greater detail in the rules of procedures established by the Board.

The Corporate Management Board (including the President & CEO) has a shared responsibility for promoting Hydro’s objectives and securing the Company’s property, organization and reputation. Members of the Corporate Management Board are also Executive Vice Presidents with responsibility for the respective business areas, Finance and Leadership & Culture.
Met on a weekly basis No member of Hydro’s Board of Directors or the Corporate Management Board has any family relationship with any other director or member of the Corporate Management Board.	See page 81 for biographical information on the Corporate Management Board

See Note 4 to the Consolidated Financial Statements for remuneration, share ownership and loans to the President & CEO and members of the Corporate Management Board

80	Investor Information
Corporate Governance
Board of Directors

Name	Place of Residence	Year of birth	Position	Term Expires

Jan Reinås	Oslo, Norway	1944	Chairperson	2006
Borger A. Lenth	Koppang, Norway	1937	Deputy Chairperson	2006
Elisabeth Grieg	Oslo, Norway	1959	Director	2006
Håkan Mogren	Stockholm, Sweden	1944	Director	2006
Ingvild R. Myhre	Oslo, Norway	1957	Director	2006
Kurt Anker Nielsen	Copenhagen, Denmark	1945	Director	2006
Terje Friestad	Skudeneshavn, Norway	1952	Director	2005
Sten Roar Martinsen	Kopervik, Norway	1962	Director	2005
Geir Nilsen	Porsgrunn, Norway	1955	Director	2005

Jan Reinås has been Chairperson of the Board of Norsk Hydro ASA since 2004. He was CEO of Norske Skog from 1994 to the end of 2003 and was previously CEO of SAS. Reinås sits on the Boards of Munksjö AB and Aleris AB, and previously chaired the Boards of Sparebanken Midt-Norge, Postverket and NSB, and was a member of the Boards of Schibsted ASA and Swiss International Air Lines. Reinås heads the Compensation Committee.
Borger A. Lenth has been a member of the Board for two periods, from 1990 to 1992 and since 1998, and has been deputy chairperson since 2001. Lenth is a lawyer who was CEO of Christiania Bank og Kreditkasse from 1991 to 1997. Previously he was Secretary General of the Norwegian Ministry for Overseas Aid and Managing Director of NORAD and Eksportfinans. Lenth is Chairman of the Board of Directors of Save the Children Norway, Treschow Fritzøe AS and Bolig og Naeringsbanken ASA, and Deputy Chairman of the Boards of BNbank and Norfund. Lenth chairs the Board’s Audit Committee.
Elisabeth Grieg has been a member of the Board since 2001. Grieg is co-owner of the Grieg Group and CEO of Grieg International AS. She is Deputy Chairman of Norges Rederiforbund, and member of the Board of Star Shipping AS, Grieg International AS, Grieg Maturitas and Grieg Foundation, and SOS-Children’s Villages Norway. She is a member of Orkla ASA’s Corporate Assembly and Election Committee and the Council and Election Committee of Det norske Veritas. Grieg is a member of the Board’s Audit Committee.
Håkan Mogren has been a member of the Board since 2001, having previously been Managing Director and CEO of AB Marabou and Astra AB. He is Deputy Chairman of AstraZeneca PLC and Gambro AB and sits on the Boards of Investor AB, Rémy Cointreau SA, Danonegruppen, Swedish-American Foundation and Marianne and Marcus Wallenberg Foundation. Mogren is a member of the Compensation Committee.
Ingvild Myhre has been a member of the Board since 2001. She is Managing Director of ID Gruppen and has previously held positions as Managing Director of Telenor Mobil AS and Director of the Norwegian Red Cross. She is deputy chairperson of the Board of the Norwegian Defence Research Establishment, and sits on the Boards of the Narvik Science Park, Telecomputing, Folketrygdfondet, Simrad Optronics, Consorte and Simula Research Lab. Myhre is a member of the Board’s Compensation Committee.
Kurt Anker Nielsen has been a member of the Board since 2004. He previously held senior positions in Novo A/S and Novo Nordisk A/S, including that of Financial Manager and Managing Director. He currently sits on the Boards of Novo Nordisk A/S, Novozymes A/S, Novo A/S, Dako A/S, ZymoGenetics Inc. and TDC A/S. Nielsen is a member of the Board’s Audit Committee.
Terje Friestad has been a member of the Board since 2004. He is employed in Hydro and works as senior engineer at Hydro’s aluminium plant at Karmøy. Friestad represents the employees through the Central Cooperative Council (Sentralt samarbeidsråd). He is a member of the Board’s Audit Committee.
Sten Roar Martinsen has been a member of the Board since 2005. He is employed in Hydro as process operator and represents members of the Norwegian Federation of Trades Union (LO). He is a full time union official.
Geir Nilsen has been a member of the Board since 2003. He is employed in Hydro as maintenance supervisor and represents members of the Norwegian Federation of Trades Union (LO). He is a full time union official.

Investor Information	81
Corporate Governance
Corporate Management Board

Name	Place of Residence	Year of birth	Position

Eivind Reiten	Oslo, Norway	1953	President and Chief Executive Officer
John Ove Ottestad	Lier, Norway	1949	Executive Vice President and Chief Financial Officer
Hilde Merete Aasheim	Oslo, Norway	1958	Executive Vice President Leadership & Culture
Tore Torvund	Bergen, Norway	1952	Executive Vice President Oil & Energy
Jon-Harald Nilsen	Oslo, Norway	1951	Executive Vice President Aluminium Metal
Svein Richard Brandtzaeg	Düsseldorf, Germany	1957	Executive Vice President Aluminium Products

Eivind Reiten succeeded Egil Myklebust as President and Chief Executive Officer of Hydro, effective from 2 May 2001. From 1999 to the date of his appointment as President and CEO, Reiten served as Executive Vice President for Hydro’s Light Metals business area. From 1996 to 1998, he served as President of Hydro Aluminium Metal Products. From 1992 to 1996, he served as President of Hydro’s Refining and Marketing Division. From 1991 to 1992, he served as Senior Vice President, Special Projects. From 1988 to 1990, he served as President of the Energy Division, following a two-year period as manager, and later Vice President for Hydro Agri. From 1990 to 1991, he had the position of Minister of Petroleum and Energy in the Norwegian government. During the seven-year period from 1979 to 1986, Reiten held several governmental posts including Junior Executive Officer in the Ministry of Fisheries and Secretary to the Center Party’s Parliamentary Group and State Secretary, Ministry of Finance and Minister of Fisheries. Reiten graduated from the University of Oslo in 1978 with a degree in economics.
John Ove Ottestad has served as Executive Vice President and Chief Financial Officer since 1 March 2002. Employed at Hydro since 1975, Ottestad has held numerous positions. Ottestad served as Senior Vice President for Mergers and Acquisitions from 1999 to 2002, as President of Hydro’s Refining and Marketing Division from 1996 to 1999, as President of Hydro’s Magnesium Division from 1988 to 1996, and as President of Hydro Innovation from 1985 to 1987. Between 1975 and 1985, Ottestad served as Director for Corporate Strategic Planning, as a manager in Corporate Financial Planning and as an engineer in the Oil and Gas Division. Ottestad also served two years as an EDP scientist with the Norwegian Research Foundation, SINTEF. Ottestad graduated from the Norwegian Institute of Technology in 1973 with a master degree in physics.
Hilde Merete Aasheim joined Norsk Hydro on 3 October 2005, as Executive Vice President for Leadership & Culture (Human Resources, Health, Environment, Safety and Corporate Social Responsibility). Before she came to Hydro, she was working at the Norwegian industrial Company Elkem AS for almost 20 years. She had several senior positions in the Company, both as line manager and manager for functions such as finance, human resources, health, environment and safety. Since 2002, she was head of the Silicon Division and also member of Elkem’s Corporate Management Board. She has a master degree from Norwegian School of Economics and Business Administration, Bergen, 1982 and is also a chartered accountant. Aasheim has also work experience from Arthur Andersen & Co.
Tore Torvund has served as Executive Vice President for Hydro’s Oil and Energy area since January 2000. From 1996 to the date of his appointment as Executive Vice President, Torvund served as Senior Vice President with responsibility for all exploration and production activities in Norway, and from 1992 to 1996, he had responsibility for Hydro’s operations on the Norwegian Continental Shelf. Between 1990 and 1992, he served as Vice President for drilling operations, and from 1982-1990 he held different management positions within the Exploration & Production Division related to a North Sea field development project. From 1977 to 1982, Torvund worked for the French oil Company, Elf Aquitaine, where he was involved with oil and gas projects. Torvund received an master degree in petroleum engineering from the Norwegian Institute of Technology in 1976.
Jon-Harald Nilsen has served as Executive Vice President of Hydro Aluminium since 15 February 2001. Nilsen had previously served as President of Hydro Aluminium Metal Products from 1999 to 2001, following seven years as Senior Vice President of various areas within the Hydro Aluminium Metal Products group. From 1985 to 1988, Nilsen was Hydro’s Market/Product Director, held various managerial positions in financial planning and control for the Oseberg project from 1982 to 1985, worked on financial and market projects in Hydro’s Aluminium plant of Karmøy from 1977 to 1982, and as an Assistant Export Manager for Bergensmeieriet from 1975 to 1977. Nilsen has a master degree from the Norwegian School of Economics and Business Administration in 1975.
Svein Richard Brandtzaeg was appointed Executive Vice President responsible for Aluminium Products in 2006. Brandtzaeg was employed by ÅSV in 1986 when the company was acquired by Hydro and held a number of management positions until becoming head of Hydro’s magnesium business in 2001. From 2003 onwards he was Sector President for Rolled Products. Brandtzaeg was born in 1957 and holds a doctorate from the Norwegian Institute of Technology. He is also a business graduate.

  83

03:	Society, People, Environment

CONTENT

84	About the Reporting
86	Facts and Figures

84    Society, People, Environment
           About the Reporting
About the Reporting,
Society, People, Environment
Hydro’s 2005 reporting has a different structure to previous years. This report (referred to as the Annual Report and Form 20-F) includes detailed operating, financial and other information prepared in accordance with US securities regulations. It is intended to meet the needs of investors and the financial community. Hydro has also prepared an annual report for distribution to all shareholders (referred to as the Annual Review) including its position and performance in terms of financial and other results presented according to Hydro’s institutional talents. Hydro’s main reporting on Society, People and the Environment is included in the Annual Review. However, this Annual Report and Form 20F includes additional detailed information relating to Society, People and Environment, that is often requested by analysts and other interested parties. Both reports and the supplement have been included on Hydro’s website, where printed copies can be requested: www.hydro.com/reports
     On the Internet can also be found a detailed index referring to the Global Reporting Initiative’s Sustainability Reporting Guidelines and a progress report in accordance with the United Nations (UN) Global Compact. Visit www.hydro.com/gri and www.hydro.com/globalcompact
Principles for reporting on Society, People, Environment
The purpose of Hydro’s reporting is to provide stakeholders with an overall fair and balanced picture of relevant aspects, engagements, practices and results for 2005 at corporate level. Hydro believes that the reporting in total satisfies this purpose. The structure of the reporting on Society, People and Environment builds on the Sustainability Reporting Guidelines 2002 from the Global Reporting Initiative (GRI). Hydro believes that the reporting practice complies in all material aspects with the GRI reporting principles. The selection of elements reported was based on an extensive dialogue with stakeholders and proposals from them. In addition, the reporting builds on processes that are part of the Company’s daily operation. Important stakeholders include investors and financial analysts, Hydro employees and local communities affected by major development projects or restructuring processes.
     Hydro believes that this approach is consistent with the principles of materiality, completeness and responsiveness required of reporting organizations by the voluntary standard AA1000 Assurance Standard (AA1000 AS) drawn up by the Institute of Social and Ethical Accountability.
     The Company has endeavored to provide information that is in accordance with the principles of sound reporting practice. The absence of generally accepted reporting standards and practices in certain areas may nevertheless make it difficult to compare results with reports complied by other companies, without the availability of further data, analyses and interpretations.
Reporting scope and limitations
The scope of the report is Hydro’s global organization for the period 1 January to 31 December 2005. Data relating to health, environment and safety has been prepared by individual reporting units in accordance with corporate procedures. It applies to all of Hydro’s operations, including consolidated subsidiaries and units for which Hydro has operator responsibility. One exception is the environmental data for Biomar, which has not been included. Biomar was divested in December 2005. It is not the intention to include detailed information that is primarily of significance for individual sites, processes, activities and products.
     Information in the reporting is based on input from many units and sources of data. Emphasis has been placed on ensuring that the information is neither incomplete nor misleading. However the scope of the report, and varying certainty of data in connection with for instance diversity and HSE matters, may mean that there are uncertainties regarding some figures reported.
Assurance principles and scope
Hydro requested its company auditor to review the information relating to Society, People, Environment and apply the principles of AA1000AS. This is a standard of assurance for this type of reporting. For the underlying systems, the reader is referred to Hydro’s steering documents as described under Corporate Governance. The review was conducted in accordance with the international audit standard ISAE 3000 — Assurance Engagements other than Audits or reviews of Historical Financial Information. This year Hydro has adopted a limited level of assurance.
Learn more:
www.hydro.com/gri
www.hydro.com/globalcompact
www.hydro.com/principles
www.hydro.com/reports

86    Society, People, Environment
           Facts and Figures
Facts and Figures
Society
For further information, also visit www.hydro.com/society

GEOGRAPHICAL DISTRIBUTION OF SALES

NOK million	2005	2004	2003	2002	2001

Norway	24,835	23,477	13,522	16,493	11,052
Germany	17,702	19,350	17,909	17,050	16,418
Other Europe	98,198	85,472	78,764	78,475	72,295

Total Europe	140,735	128,299	110,195	112,018	99,765

USA	13,394	10,357	10,466	11,552	12,220
Canada	3,439	5,188	2,690	2,742	552
Other Americas	8,211	2,526	1,879	1,481	863
Africa	981	548	266	283	451
Asia	6,366	6,000	5,567	4,813	2,147
Australia and New Zealand	1,076	972	715	446	149

Total outside Europe	33,466	25,592	21,583	21,317	16,382

Total	174,201	153,891	131,778	133,335	116,147

GEOGRAPHICAL DISTRIBUTION OF EMPLOYEES AND PAYROLL

	Number of employees*			Payroll
NOK million	2005	2004	2003	2005	2004	2003

Norway	11,638	12,133	12,587	6,322	6,761	6,490
Germany	5,613	5,591	5,629	2,205	2,287	2,353
Other Europe	9,760	10,536	10,937	3,259	3,539	3,422

Total Europe	27,011	28,260	29,153	11,786	12,587	12,265

USA	3,621	3,780	3,719	1,100	757	798
Canada	363	372	374	155	142	173
Other Americas	633	779	782	52	42	29
Asia	582	811	949	54	54	72
Other	555	602	596	315	265	237

Total outside Europe	5,754	6,344	6,420	1,675	1,260	1,309

Total	32,765	34,604	35,573	13,461	13,847	13,574

  *   Per 31 December

CURRENT INCOME TAX

NOK million	2005	2004

Norway	28,784	22,537
Germany	146	783
Other Europe	504	71

Total Europe	29,434	23,391

US	(253)	2
Canada	691	127
Other Americas	15	36
Africa	1,072	490
Asia	(170)	2
Australia and New Zealand	48	94
Total outside Europe	1,403	751

Total	30,837	24,142

TOTAL PAYMENTS TO HOST GOVERNMENTS IN 2005

Oil & Energy			NOK million

Norway	27,579	Iran	0
US	21	Cuba	0
Canada	184	Denmark	0
Brazil	0	Mozambique	0.2
Angola	625	Morocco	0
Libya	268	Madagascar	0
Russia	38	Nigeria	0

Aluminium

Brazil	89
Jamaica	56

Total payments to host governments connected to exploration and production of oil, gas, bauxite and aluminia. The reporting is according to the intentions in Extractive Industries Transparency Initiative (EITI). Hydro supports the EITI principles. The table is not included in the independent auditor’s report.

Society, People, Environment    87
Facts and Figures
Social investments, gifts and sponsorships
Hydro spent in 2005 in total more than NOK 95 million on social investments, gifts and sponsorships.
Research and development
See note 7 to the consolidated financial statement.
People
For further information, visit also www.hydro.com/people

ACTUAL NUMBER OF EMPLOYEES PER 31 DECEMBER

	2005	2004	2003	2002	2001

Number of employees	32,765	34,648	42,911	49,712	35,567

Fluctuations in the number of employees are primarily due to the acquisition, divestment and spin-off of businesses. In 2005 this included the sale of Biomar (almost 500 employees). The remaining significant elements were the establishment of Yara International ASA as a separate listed company in 2004 (7,500 employees), the divestment of Flexible Packaging in 2003 (4,400 employees) and the acquisition of VAW in 2002 (17,000 employees). Major efficiency improvement programs throughout the entire period also entailed reductions in the number of employees.

DIVERSITY IN MANAGEMENT

	Women			Men			Non-Norwegians
	2005	2004	2003	2005	2004	2003	2005	2004	2003

Board of Directors (nine members*)	22%	22%	33%	78%	78%	67%	22%	22%	11%
Corporate Management Board	20%	20%	20%	80%	80%	80%	0%	0%	0%
Top 50 managers	20%	25%	23%	80%	75%	77%	9%	14%	14%
Top 200 managers	23%	19%	—	77%	81%	—	24%	20%	—

  *   Three of the board members are employee representatives. All are Norwegian men.
Diversity in Norway

WOMEN AND MEN AT DIFFERENT LEVELS

	Women			Men
	2005	2004	2003	2005	2004	2003

Managers	18%	18%	17%	82%	82%	83%
Salaried employees	44%	43%	43%	56%	57%	57%
Hourly paid	14%	14%	16%	86%	86%	84%

Total	22%	21%	22%	78%	79%	78%

NUMBER OF WOMEN PER BUSINESS AREA

	Oil & Energy		Aluminium		Other
	2005	2004	2005	2004	2005	2004

Managers	17%	16%	15%	14%	22%	22%
Salaried employees	46%	43%	40%	37%	44%	45%
Hourly paid	12%	11%	14%	14%	16%	17%

Total	24%	22%	17%	17%	24%	25%

RECRUITMENT

	Women		Men
	2005	2004	2005	2004

Managers	32%	21%	68%	79%
Salaried employees *	35%	38%	65%	62%
Hourly paid	16%	13%	84%	87%

Total	27%	30%	73%	70%

*	The group salaried employees largely consists of younger persons with higher educational qualifications. They constitute an important group with respect to managerial recruitment.

88    Society, People, Environment
           Facts and Figures
Equal pay
All employees shall be ensured a salary that is fair, competitive and in line with good local business standard. When making decisions regarding appointments, training, compensation and promotion, the company takes only into account criteria such as education, experience, results and other relevant qualifications.
     Among employees who are part of collective wage agreements in Norway, there are no significant wage differentials between men and women. Thorough annual reviews of the salaries of employees holding university degrees are conducted in the Norwegian part of the company. No general, gender related differentials were found in 2005 either.
Part-time employees
Hydro employees normally work full time. The opportunity to work part time is considered a benefit for which a special application must be made. In Norway 17 percent of women worked part time in 2005, compared with 18 percent in the previous year. In 2005 1.2 percent of male employees worked part time, compared with 1.3 percent in 2004.
Health and safety

HEALTH AND SAFETY

	2005	2004	2003	2002	2001

Total recordable injuries (TRI)*	5.4	6.0	7.0	10.3	9.5
Lost-time injuries (LTI)*
- Employees	2.7	2.7	3.6	4.9	3.1
- Contractors	2.4	2.4	2.3	2.8	3.8
Fatalities**
- Employees	1.9	2.5	3.7	3.7	4.4
- Contractors	6.5	6.1	5.8	6.8	7.0
Sick leave	3.2%	3.1%	3.0%	2.6%	3.2%

*	Per million working hours

**	Per 100 million working hours, five-year rolling average
In 2005 we had to adjust our injury frequency indicator for 2004 from 5.6 to 6.0 when under-reporting was discovered in one sector. The injury rate for contractor employees was reduced for 2004 due to late reporting of working hours. Sick leave in Norway was 4.7 percent in total, an improvement from 5.0 percent in 2004. The change is entirely due to a reduction in women’s sick leave, from 6.6 percent in 2004 to 5.7 percent in 2005. Men’s sick leave remained stable at 4.5 percent.
Environment
For further information, visit also www.hydro.com/environment

RESOURCE USE

1,000 tonnes	2005	2004	2003	2002	2001

Aluminia	2,687	2,585	2,347	2,202	1,357
Sodium chloride (salt)	486	404	432	404	448
Magnesite	167	171	173	158	162
Aluminium fluoride	26	23	19	19	12

WATER CONSUMPTION

Million m3	2005	2004	2003	2002	2001

Norway	133.0	120.7	121.8	113.5	103.3
Europe	9.7	10.9	12.5	12.7	3.9
Rest of world	13.8	13.6	13.4	12.6	12.1

Total	156.5	145.2	147.7	138.8	119.3

Society, People, Environment    89
Facts and Figures

ENERGY CONSUMPTION

PJ	2005	2004	2003	2002	2001

Electricity	95.9	92.3	86.8	89.6	61.1
Oil	2.4	3.0	3.4	5.1	6.0
Coke	18.6	17.5	17.2	18.8	10.4
Natural gas	57.6	58.4	49.1	59.8	58.3
Natural gas liquid	2.6	2.8	1.8	1.5	1.5
Other	8.0	7.6	7.6	7.2	7.3

Total	185.1	181.6	165.9	182.0	144.6

ENERGY CONSUMPTION PER BUSINESS AREA

PJ	2005	2004	2003	2002	2001

Oil & Energy	50.5	52.1	43.8	55.5	62.0
Aluminium	126.0	121.3	113.6	118.3	74.0
Polymers	8.6	8.2	8.5	8.3	8.6

Total	185.1	181.6	165.9	182.0	144.6

Energy consumption includes energy losses in hydroelectric plants, energy consumption in connection with oil and gas recovery, as well as direct energy consumption in land-based plants and installations.

GREENHOUSE GASES

Million tonnes CO2e	2005	2004	2003	2002	2001

N2O	0.04	0.03	0.03	0.01	0.01
SF6	0.31	1.16	1.20	1.08	1.57
PFC	1.64	1.54	1.41	1.75	0.79
CH4	0.03	0.04	0.03	0.03	0.02
CO2	6.15	6.10	5.52	6.32	5.48

Total	8.17	8.87	8.19	9.19	7.87

SF6 was reduced in 2005 following the introduction of a new type of blanket gas in the magnesium cast house at Becancour.

GREENHOUSE GAS EMISSIONS PER BUSINESS AREA

Million tonnes CO2e	2005	2004	2003	2002	2001

Oil & Energy	2.89	2.92	2.52	3.25	3.32
Aluminium	5.03	5.72	5.43	5.69	4.29
Polymers	0.25	0.23	0.24	0.25	0.26

Total	8.17	8.87	8.19	9.19	7.87

Greenhouse gas emissions are based on operatorship.

90    Society, People, Environment
           Facts and Figures
Waste

HAZARDOUS WASTE

Tonnes	2005	2004	2003	2002	2001

Oil & Energy	11,198	10,644	20,461	42,925	24,674
Aluminium	147,355	117,768	102,764	101,409	79,802
Polymers	6,638	1,948	1,241	524	462

Total	165,190	130,360	124,466	144,867	10,4879

The increase in hazardous waste in Aluminium is mostly due to a change in the definition of dross in the environmental reporting system. Dross is a waste from the cast house operations. It is recycled due to its content of aluminium. The increase in Polymers is due to the reclassification of liquid by-products consumed by the VCM plant’s incinerator. From 2005 this internal flow, previously termed energy, has been redefined as waste.

OTHER WASTE

Tonnes	2005	2004	2003	2002	2001

Oil & Energy	8,582	2,408	3,442	4,732	4,583
Aluminium	159,288	174,281	173,846	127,597	66,311
Polymers	4,401	7,667	2,423	4,847	5,863

Total	172,271	184,356	179,712	137,175	76,816

The increase in other waste in Oil & Energy is related to the level of activity and the fact that more wells were drilled in 2005 than in 2004.

WASTE TREATMENT

	2005	2004	2003

Landfill	27%	28%	35%
Energy recovery	5%	4%	4%
Reuse/recycling	46%	40%	37%
Other treatment	22%	28%	24%

Combustion without energy recovery is included under Other treatment.
Emissions

OIL & ENERGY

	2005	2004	2003	2002	2001

CO2 from flaring, tonnes	196,525	196,464	200,969	—	—
Oil spillages, number	70	54	70	87	106
Oil to water, mill. m3	31.4	30.9	25.9	30.7	31.7

ALUMINIUM

Tonnes	2005	2004	2003	2002	2001

SO2	6,544.1	6,753.5	6,465.0	6,220.4	853.6
Fluorides	763.2	658.7	595.3	774.7	400.0
PAH, airborne	71.8	56.9	53.1	61.6	51.7

Financial provisions
Provisions for future environmental clean-up measures amounted to NOK 412 million as of 31 December 2005.
See note 21 in the consolidated financial statements.

91

04:	Risk, Regulation and Other Information

CONTENT

92	Risk Factors
97	Government Regulation and Taxation
102	Other Information

92        Risk, Regulation and Other Information
             Risk Factors
Risk Factors
Set forth below is a description of certain risks that may affect our business, financial condition and results of operations from time to time. You should carefully consider all of the information in this report and, in particular, the risks outlined below.
Risks Relating to Hydro’s Businesses
A substantial or extended decline in oil or natural gas prices or aluminium prices would have a material adverse effect on Hydro’s business.
Historically, prices for oil and natural gas have fluctuated widely in response to changes in many factors, including:
•	Global and regional economic and political developments in resource-producing regions, particularly in the Middle East;

•	Changes in the supply of and demand for oil and natural gas;

•	Agreements among the members of the Organization of the Petroleum Exporting Countries (OPEC) regarding oil price and production controls; and

•	Oil companies’ spending on exploration and production activities.
Notwithstanding current high oil prices, it is impossible to predict future oil and natural gas price movements. Declines in oil and natural gas prices will reduce Hydro’s financial results. Based on Hydro’s analysis of indicative price and currency sensitivities included in this report, a US dollar 1 per barrel decline in oil prices will reduce annual pre-tax income and after-tax income by approximately NOK 1,100 million and NOK 325 million, respectively, assuming all other factors are unchanged. 1) Declines in prices may also affect the economic viability of Hydro’s projects, leading to cancellation or postponement and the subsequent failure to maintain production levels or develop new reserves.
     The aluminium industry is highly cyclical. Virtually all aluminium enduse markets, including the building, transportation and packaging industries, are also cyclical. In addition, there is uncertainty concerning developments in supply and demand, in particular, regarding the overall economic developments in China as well as potential further restructuring within the aluminium industry as a whole. Price developments within the London Metal Exchange (LME), which represents the main reference price for the industry, reflects the cyclicality and uncertainties discussed above. In addition, active trading by financial investors and investment funds on the LME has added a significant risk of increased volatility in aluminium prices.
     Fluctuations in prevailing aluminium prices, could negatively affect the financial results of Hydro’s Aluminium business area. Based on Hydro’s analysis of indicative price and currency sensitivities included in this report, a US dollar 100 decline in the LME price per tonne will reduce Hydro’s annual pre-tax income and after-tax income by approximately NOK 950 million and NOK 665 million, respectively, assuming all other factors are unchanged. 1)
Hydro businesses are exposed to foreign currency exchange rate fluctuations.
Hydro’s core businesses are impacted by changes in exchange rates primarily relating to the Norwegian kroner, Euro and US dollar.
     Both aluminium and oil prices are denominated in US dollars while Hydro’s operating results are reported in Norwegian kroner. Accordingly, operating results will, in general, decline when the Norwegian kroner strengthens against the US dollar. Based on Hydro’s analysis of indicative price and currency sensitivities included in this report, a strengthening of the Norwegian kroner against the US dollar of NOK 1 per US dollar 1 will reduce Hydro’s annual pre-tax income and after-tax income by approximately NOK 10,300 million and NOK 4,150 million, respectively, assuming all other factors are unchanged. 1)
     Hydro’s aluminium smelters are located in several countries other than the United States. As a result, a substantial portion of fixed costs is denominated in currencies other than the US dollar. The weak US dollar has resulted in a decline in the competitive position of Hydro’s aluminium smelter system. As a result of weakened competitiveness due to the strengthened Euro compared to the US dollar and increasing energy costs, Hydro wrote down the value of its German smelter system in 2004 by approximately NOK 2.3 billion. Hydro’s downstream aluminium operations within the euro-zone have also suffered a decline in competitiveness compared to US based competitors as a result of the continuing weak US dollar.
Hydro’s reported earnings are subject to substantial volatility as a result of fluctuations in the market value of commodity contracts.
Hydro is exposed to market risks from commodity price fluctuations. Market risk exposures are determined on a portfolio basis in order to evaluate risk on a net exposure basis. Hydro uses derivative contracts to hedge certain exposures. For example, Hydro hedges metal prices when entering into customer and supplier contracts with corresponding future contracts at fixed prices. Hydro has also initiated a hedge program relating to its Sunndal metal plant, and more recently, a program to secure prices for a majority of the expected oil and gas production from fields acquired as part of the Spinnaker acquisition for the period 2006 – 2008. In addition, certain of Hydro’s normal purchase and sales contracts are deemed to be derivatives under United States Generally Accepted Accounting Principals (US GAAP). For example, certain of Hydro’s gas contracts are deemed to be derivative contracts in accordance with SFAS 133 Accounting for Derivative Instruments and Hedging Activities. In accordance with SFAS 133, all derivative instruments are required to be included in the balance sheet at fair value with changes in fair values recognized in earnings unless specific hedge criteria are met. Changes in the fair value of such contracts could have a significant effect on Hydro’s earnings in any reporting period. See note 24 to Hydro’s consolidated financial statements for further information on derivative instruments and market risk.
Hydro is exposed to risks relating to trading and commercial activities
Hydro is engaged in substantial trading and commercial activities in the physical markets and also uses financial instruments such as forwards, futures and options both on and off exchanges in order to manage and hedge unfavorable fluctuations in prices and production volumes.

1)	See discussion included in Business and Operating Information – Other – Market risk. Based on average 2005 prices and expected business volumes for 2006: Oil US dollar 50 per barrel, Aluminium US dollar 1,900 per tonne and Norwegian krone/US dollar 6.5. USD sensitivities for Oil & Energy and Aluminium includes both USD revenues and USD cost.

Risk, Regulation and Other Information	93
Risk Factors
Although Hydro believes it has established appropriate risk management procedures, trading activities involve elements of forecasting and Hydro bears the risk of market movements (i.e. the risk of significant losses if prices move contrary to expectations) and the risk of default by counterparties. See note 24 to Hydro’s consolidated financial statements for further information on derivative instruments and market risk. Any of these risks could result in lower profits and could cause the value of Hydro’s shares to decline.
Hydro’s expansion of business in emerging and transitioning market countries presents a higher degree of financial, political, economic and business risk.
The Oil & Energy business is exposed to general financial, political, economic and business risks in connection with its international exploration, development and production activities. As fields mature in more developed regions, reserve replacement opportunities are increasingly concentrated in areas characterized by emerging and transitioning markets environments. The degree of such risk for Hydro is generally higher in emerging and transitioning markets such as Angola, Russia, Brazil, Iran and Libya where Hydro has substantial or potentially expanding oil and energy business interests.
     Hydro has a substantial interest in the Brazilian alumina refinery, Alunorte, and has decided to participate in a major additional expansion of the plant. Alunorte is a key supplier of alumina for Hydro’s aluminium operations. The expansion will increase the relative importance of Alunorte as a critical supplier of raw materials for Hydro’s smelters.
     Hydro has also decided to reposition its aluminium business and focus more on upstream operations, including primary metal production. In the future, development of new primary capacity is expected to migrate to areas with abundant, low cost energy. Many such areas are located in countries characterized by emerging and transitioning markets.
     Emerging or transitioning market countries may experience political instability, civil strife, acts of war, local security concerns that threaten the safe operation of facilities and may engage in expropriation or nationalization of property, restrictions on production or imports and exports, price controls, tax increases and cancellation of contract rights. Any of these conditions occurring could disrupt or terminate Hydro’s operations, causing development activities to be curtailed or terminated in these areas or production to decline and could result in additional costs. In addition, legal, fiscal and regulatory systems may be less stable and have a lower degree of transparency making investment evaluation more difficult and increasing the risk that actual returns are substantially lower than expected.
Emerging and transitioning market countries represent a competitive threat to Hydro’s businesses.
Major emerging or transitioning market countries with abundant, low cost labor, low environmental standards or substantial natural resources have and will continue to influence global markets. Developments in China, for example, have had a major influence on the world prices of commodities, including oil and gas, driving prices to historically high levels. However, in recent years, China has also developed substantial magnesium capacity based on labor-intensive production processes. Increased quantities of Chinese magnesium available in western markets have resulted in significant downward pressure on prices and a substantial restructuring of the western magnesium industry. China has also developed a substantial aluminium industry which has the potential to have a significant influence on the global aluminium market balance. China is expected to prioritize development of the more labor-intensive production of semi-fabricated and finished aluminium products. Such developments could pose a competitive threat to Hydro’s own downstream operations, and also impact Hydro’s customers for primary metal resulting in a declining market for Hydro’s primary metal and metal products.
Hydro is subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which it operates.
Hydro incurs, and expects to continue to incur, substantial capital and operating costs and expenditures to comply with increasingly complex laws and regulations covering the protection of the environment and natural resources, and the promotion of worker health and safety. These laws and regulations impose increasingly stringent standards and requirements, and potential liabilities, regarding accidents and injuries, the construction and operation of Hydro’s plants and facilities, oil spills or discharges, air and water pollutant emissions, the storage, treatment and discharge of waste waters, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination, among other things. Although Hydro believes it is in substantial compliance with currently applicable environmental, health and safety laws and regulations, the risk of violations is inherent in Hydro’s business. Violations of such laws and regulations could result in substantial fines or penalties, costs of corrective works and, in rare instances, the suspension or shutdown of Hydro’s operations.
     In addition, new laws and regulations, the imposition of tougher licensing requirements or increasingly strict enforcement or new interpretations of existing laws and regulations, may result in additional, substantial capital or operating costs, including for modifying operations, installing pollution control equipment and implementing additional safety measures.
     Environmental laws may impose cleanup liability on owners and occupiers of contaminated property, including past or divested properties, regardless of whether the owners and occupiers caused the contamination or whether the activity that caused the contamination was lawful at the time it was conducted. Many of Hydro’s present and former operations are and were located on properties with a long history of industrial use. Hazardous or other waste materials may have been disposed of or released at or from these properties, and examinations that have taken place at certain of these properties may not be sufficient to ascertain that they are free from contamination. Investigation and remediation of contamination, including previously unknown contamination discovered, can result in significant costs and liabilities to Hydro.
     Hydro is also subject to claims made for damage to property or injury, including adverse health effects to employees and other persons, resulting from the environmental health or safety effects of its operations or past contamination. While Hydro is not presently the subject of any material claims in this regard there can be no assurance that such claims will not be made or that, if made, such claims will not have a material adverse effect on Hydro’s business, financial condition or results of operations.
Hydro is exposed to the risk of a deterioration or sudden dramatic decline in its reputation among important stakeholders.
The future success of Hydro depends on acknowledging and actively monitoring the concerns of all legitimate stakeholders, including employees, investors, governments, civil society groups, non-government organizations and the communities in which it operates. Failure to take appropriate consideration of legitimate corporate responsibility issues in investment decisions and day-to-day operations could have a material impact on Hydro’s reputation and also on the effective management of resources. Inappropriate or inadequate communication following a major crisis, such as a major accident or breach of law or ethics, could quickly and seriously impair Hydro’s reputation. Any of these risks could have a material impact on Hydro’s share value.

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Risk Factors
Future acquisitions, mergers, or strategic alliances may adversely affect Hydro’s financial condition.
Hydro’s business has grown partly through the acquisition of other businesses. In 1999, Hydro acquired Saga Petroleum a.s, a Norwegian based oil company, merging Saga’s operations with its Oil & Energy operations. In 2002, Hydro acquired all of the outstanding shares of the German aluminium company VAW. In 2005, Hydro acquired Spinnaker Exploration Company, which is engaged in exploration, development and production of oil and gas, mainly in the US Gulf of Mexico.
     There are numerous risks commonly encountered in business combinations, including the risk that Hydro may not be able to effectively integrate businesses acquired or generate the cost savings and synergies anticipated. The integration of a business may involve a number of risks, including the diversion of management attention and other corporate resources from day-to-day operations. Integration of information and transaction systems can also be complex and time-consuming. Failures could result in delays of critical business processes such as invoicing, payments and collections. Unknown or unrecorded material liabilities could also exist within an acquired business and not be detected regardless of adhering to accepted levels of investigation and due diligence in the acquisition process. Any of these risks could have a material effect on Hydro’s financial condition and operating results.
Hydro may not be successful in attracting and retaining sufficient skilled employees.
Hydro is highly dependant on the continuous development and successful application of new technologies. In addition, Hydro’s position as a major, global industrial company requires substantial capacity and competence in terms of complex management and critical business processes. In order to manage new developments in a rapidly changing world and to achieve future growth, Hydro must recruit and retain qualified scientists, engineers, managers and other professionals within the areas of human resources, finance and accounting, law and communications.
     Demand for personnel with the range of capabilities and experience required in Hydro’s businesses is high and success in attracting and retaining such employees is not guaranteed. Failure to retain and attract critical personnel could result in a shortage of such people due to normal attrition. This could result in the inability to maintain the appropriate technological or business improvements or take advantage of new opportunities that may arise. A subsequent decline in competitiveness could have a negative impact on Hydro’s operating results and financial condition.
Risks Relating to the Oil & Energy Business
The future performance of the Oil & Energy business depends on the ability to find or gain access to additional oil and gas reserves that are recoverable in a profitable way.
Over 90 percent of Hydro’s proved reserves are located on the NCS. The southern part of the NCS, the location of the most easily accessible and exploitable fields offshore Norway, is a maturing resource province from which reserve additions have been low in recent years.
     Unless Hydro conducts successful exploration and development activities or acquires properties containing proved reserves, or both, its proved reserves will decline as reserves are produced. Because of limited access to major new exploration provinces, and increased price expectations, the bidding for available properties and prospects has intensified. In addition, the substantial increase in exploration activities for the industry as a whole has had a significant effect on the price and availability of drilling rigs for Hydro. Hydro’s future production is dependent upon its success in finding or acquiring, and developing, additional reserves in a manner that allows economically viable production, and the failure to do so on a consistent basis could have an adverse impact on Hydro’s results of operations and financial position in the future.
Hydro’s oil and gas reserves are only estimates and may prove to be inaccurate.
There are numerous uncertainties inherent in estimating quantities of proved reserves and their values, including many factors beyond the control of the producer. The reserve data included in this report represent only Hydro’s estimates; the estimates of other companies with interests in the same oil and gas field or fields may differ and the magnitude of the differences may be substantial. This reflects the degree to which reservoir engineering is a subjective and inexact process, requiring the estimate of underground accumulations of oil and natural gas that cannot be measured in an exact manner. Evaluating properties for their recoverable reserves of oil and natural gas entails the assessment of geological, engineering and production data, some or all of which may prove to be unreliable. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenues and expenditures with respect to Hydro reserves will likely vary from estimates, and those variances may be material. Any downward adjustment in Hydro’s reserve data could lead to lower future production, which would negatively affect operating results and financial condition. See discussion under Business and Operating Information – Financial information – Critical Accounting Policies for further information on estimates of proved oil and gas reserves.
The Oil & Energy development projects and production involve many uncertainties and operating risks that can prevent Hydro from realizing profits and can cause substantial losses.
Hydro is involved in potential development projects in remote locations with limited operational histories and, consequently, the success of these projects is uncertain. In addition, some of Hydro’s development projects are located in deepwater or other hostile environments, such as areas on the NCS, the US Gulf of Mexico and Angola. Some projects are also engaged in developing solutions for highly complex reservoirs. Planning and development of the Ormen Lange field, for example, has been described as one of the most challenging assignments any oil company has tackled, not just in Norway but in a global context, given the combination of deepwater, harsh weather conditions, freezing water temperatures and the need to transport gas for processing over long distances and a very uneven seabed. Complexity also increases the risk of significant cost overruns or delays in completion. Such events could also reduce Hydro’s ability to gain important operator licenses for future major development projects.
     The production of oil and natural gas is vulnerable to weather conditions, operator error or other incidents, which can result in oil spills, gas leakages, equipment failure, unplanned maintenance stops, loss of well control or other occurrences disrupting the production and potentially causing harm to the environment. In addition, reservoir conditions may differ from design expectations resulting in higher production cost, lower output or lower total recovery without additional significant investment in infrastructure.
     Hydro is also exposed to operational risks, including uncertainties related to costs of drilling, completing or operating wells. Hydro may be required to curtail, delay or cancel drilling because of unexpected drilling conditions, pressure or irregularities in geological foundations, equipment failures or accidents, adverse weather and other operating risks. Hydro may also experience engineering or design failures relating to highly complex or advanced technical field solutions.

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Risk Factors
Any of the risks above could result in cost overruns and potentially impair Hydro’s ability to make discoveries and/or economical production on a consistent basis negatively affecting its financial condition.
Hydro may be subject to the imposition of sanctions by the US government in connection with its activities in Iran.
Since 2000 Oil & Energy has been engaged in certain petroleum exploration activities in Iran, which in 2005 resulted in an oil discovery at the Anaran field. The capitalized exploration costs related to Hydro’s engagement in Iran amounts to US dollar 61 million. Hydro has no petroleum production in Iran, nor does Hydro receive any fees or income from petroleum production in Iran.
     In 1996, the United States enacted the Iran and Libya Sanctions Act of 1996 (ILSA), with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development of weapons of mass destruction. In April 2004, the application of ILSA to Libya was terminated but ILSA continues in force with respect to Iran.
     As amended, ILSA requires the President of the United States to impose two or more sanctions against any person or company, regardless of nationality, that makes investments in Iran of US dollar 20 million or more in any 12-month period that directly and significantly contribute to the enhancement of Iran’s ability to develop its petroleum resources. However, ILSA authorizes the President of the United States to grant waivers in certain circumstances, including those in the national interest of the United States. To date, no sanctions have ever been imposed against any person or entity under ILSA, which makes it difficult to predict the political and other policy considerations that would prompt the US government to impose sanctions under ILSA for Hydro’s activities in Iran. Should the US government, however, determine that Hydro has violated ILSA, Hydro would face sanctions that could include a ban on the issuance of a license to export goods or technology to a sanctioned person, the prohibition of loans or extensions of credit by US financial institutions to a sanctioned person, and restrictions on imports into the United States from a sanctioned person. The imposition of such sanctions may have a material adverse effect on Hydro.
Hydro’s Oil & Energy business is exposed to tax increases on its petroleum production
Hydro’s Oil & Energy business has income from petroleum production which is taxed under the applicable tax laws of Norway, Angola, Canada, Libya, Russia and the United States. Any of these countries could modify its tax laws in ways that would adversely affect Hydro.
     Historically, the long-term marginal tax rate applicable to oil and gas production tends to change in correlation with the price of crude oil. The currently high oil and gas prices on oil increases the risk of adverse changes in tax regimes. Significant changes in the tax regimes of countries in which Hydro’s Oil & Energy business operates could have a material adverse effect on Hydro’s liquidity and results of operation.
Risks Relating to Hydro’s Aluminium Business
Hydro’s Aluminium operations are dependent on substantial amounts of energy and, as a result, its profitability may decline if energy costs rise.
Hydro’s Aluminium operations consume large volumes of energy, mainly electricity, in producing primary aluminium. Most of Hydro’s smelters in Norway, Canada and Australia have electricity supply contracts with terms ranging from approximately 10 to 15 years. The electricity supply contracts for Hydro’s German smelters expired at the end of 2005. Hydro was not able to renew or replace these contracts on competitive terms following the expiry of these contracts. As a result, Hydro has decided to close its wholly owned smelter located in Stade and, together with its partners, the HAW smelter. In 2004, Hydro wrote down the value of the German smelter system by approximately NOK 2.3 billion as a result of the increasing energy costs, as well as weakened competitiveness due to the strengthened Euro compared to the US dollar.
Hydro’s Aluminium business is exposed to energy tax regimes, particularly in Norway and Germany because of its substantial electricity consumption in these countries. Hydro Aluminium’s smelters in Germany are also exposed to the impact on electricity prices from the imposition of CO2 quotas and related trading regimes. Hydro’s Norwegian smelters are also exposed to the impact of CO2 quotas but to a lesser extent since most of the electricity consumption in Norway is covered under long-term supply contracts. If electricity costs rise as a result of market or other factors such as new taxes, Hydro’s operating results could decline.
Hydro’s Aluminium business is dependant on securing adequate supplies of alumina to develop and grow its upstream primary metal business.
The principal raw material used in the manufacture of primary aluminium is alumina. Hydro has secured approximately 70 percent of its long-term planed alumina needs through equity investments in alumina plants and relies on medium and long term contracts for the remainder of its alumina needs. In general, over the last decade there has been a favorable alumina supply situation, with the exception of a few periods of tight supply. Since 2003, the alumina market has been tight with spot prices remaining at high levels.
     Hydro has made substantial investments in expanding its primary metal production at Sunndal in Norway and Alouette in Canada. Hydro also plans to invest in what will be one of the world’s largest primary metal plants in Qatar. Hydro’s strategy to reposition itself and prioritize the development of its upstream business operations is dependant upon obtaining adequate supplies of alumina to support the expansion of primary production at existing plants and the development of new facilities. Even if Hydro is able to secure an adequate supply of alumina to meet its future requirements, the possibility of worldwide demand exceeding supply, together with the concentration of the alumina production industry, creates the potential for a material increase in alumina price levels. Hydro may not be able to pass on the entire cost of an increase to its customers.
Hydro participates in highly competitive Aluminium markets.
Hydro participates in the downstream Aluminium markets for rolled, extruded and automotive products. With the acquisition of VAW in 2002, the importance of rolled product activities to Hydro’s downstream results increased significantly. The rolled product market is highly competitive, with competition based on cost and innovation. Operating results could decline if Hydro cannot effectively compete in this market or if the market continues to experience weakness. Hydro also derives a substantial amount of its total downstream business from highly competitive end use industries such as general extrusion, building construction and automotive products.
Hydro’s Aluminium business is exposed to the nonperformance of its contract partners.
Hydro enters into various contracts to secure the price and availability of raw material and products for its Aluminium manufacturing and remelt operations. These activities contain the risk that one or more counterparties will default on their obligations to Hydro resulting in direct financial losses, unexpected increased market exposure or higher operating costs. Poor or deteriorating economic conditions on a global, regional or

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industry sector level increase the risk of counterparty default. Recent developments in the automotive industry, in particular, the deteriorating financial situation of certain of Hydro’s automotive customers, increases the risk to Hydro relating to potential credit or contract default.
Hydro could be adversely affected by disruptions of its Aluminium operations.
Many of Hydro’s Aluminium customers are, to varying degrees, dependent on planned deliveries from Hydro plants located in various parts of the world. Breakdown of equipment or other unexpected events such as catastrophic damage, labor disputes, supply disruptions, terrorism, or wars leading to production interruptions in Hydro plants could lead to financial losses. Interruption in the energy supply to a smelter for more than six to eight hours could lead to the metal solidifying in the pots which would result in Hydro Aluminium incurring significant costs to restore the smelter to normal operations. Reduced production, itself, could result in reduced income. Further, customers may have to reschedule their own production due to missed deliveries, which may result in customers’ pursuing financial claims against Hydro. For example, Hydro supplies many of the automotive manufacturers in the world and, in a number of cases, is a sole supplier for special products. The automotive industry is particularly dependent on regular, on-time supplies. The consequences of not meeting scheduled deliveries or quality standards might be costly. Hydro may incur costs to correct any such problems, in addition to facing claims from customers. Further, Hydro’s reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While Hydro maintains insurance policies covering, among other things, physical damage, business interruptions, product liability and transportation, these policies may not cover all of Hydro’s losses.
Hydro could be subject to unusual or significant litigation or other actions arising out of alleged defects in Aluminium products.
Hydro is a leading supplier of extrusion-based applications within crash management (i.e., bumper beams) in Europe and has crash management operations in the United States. Hydro also produces and delivers frames and other automotive structures, cylinder heads and engine blocks to automobile manufacturers. Hydro could be subject to class action suits in the event of failure of such systems or be subject to claims or litigation relating to recall campaigns by automobile manufacturers deemed necessary as a result of defects within such systems or products.
Risks Relating to Hydro’s Shares
Preferential rights may not be available to US holders of Hydro’s shares.
Under Norwegian law, prior to Hydro’s issuance of any new shares against consideration in cash, Hydro must offer holders of its then outstanding shares preferential rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages, unless these rights are waived at a general meeting of Hydro’s shareholders. These preferential rights are generally transferable during the subscription period for the related offering and may be quoted on the Oslo Stock Exchange (the OSE).
     US holders of Hydro’s shares may not be able to receive, trade or exercise preferential rights for new shares unless a registration statement under the US Securities Act of 1933, as amended (the Securities Act) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. If US holders of Hydro’s shares are not able to receive, trade or exercise preferential rights granted in respect of their shares in any rights offering by Hydro, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in Hydro will be diluted.
Holders of Hydro’s shares that are registered in a nominee account may not be able to exercise voting rights as readily as shareholders whose shares are registered in their own names with the VPS.
Beneficial owners of Hydro’s shares that are registered in a nominee account (e.g., through brokers, dealers or other third parties) may not be able to vote such shares unless their ownership is re-registered in their names with the Norwegian Central Securities Depository, Verdipapirsentralen (the VPS), prior to Hydro general meetings. Hydro cannot guarantee that beneficial owners of its shares will receive the notice for a general meeting in time to instruct their nominees to either effect a re-registration of their shares or otherwise vote their shares in the manner desired by such beneficial owners.
It may be difficult for investors based in the United States to enforce civil liabilities predicated on US securities laws against Hydro, its Norwegian affiliates, or Hydro’s directors and executive officers.
Hydro is organized under the laws of the Kingdom of Norway. All of Hydro’s directors and executive officers reside outside the United States. Further, a significant portion of Hydro’s assets, and those of its directors and executive officers, are located in Norway and other Western European countries. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon Hydro or its directors and executive officers or to enforce against Hydro or its directors and executive officers judgments obtained in US courts predicated on the civil liability provisions of US federal securities laws. Although US investors may bring actions against Hydro, its Norwegian affiliates or any of its directors or executive officers resident in Norway, Norwegian courts are unlikely to apply US law when deciding such cases. Accordingly, there is doubt as to the enforceability, in original actions in Norwegian courts, of liabilities predicated solely on US federal securities laws. Furthermore, judgments of US courts are not enforceable in Norway.

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Government Regulation and Taxation
Government Regulation and Taxation
Oil and Energy Government Regulation
Norwegian Licensing System
The Norwegian Petroleum Act of 1996 and related regulations issued by the Norwegian Ministry of Petroleum and Energy (the Ministry) contain the main legal basis for the license system which regulates Norwegian petroleum activity. The most important type of license award under the Petroleum Act is the production license. A production license grants the holder an exclusive right to explore for and produce petroleum within a specified geographical area. The licensee becomes the owner of the petroleum produced from the field covered by the license, and, together with any partners, is jointly and severally responsible to the Norwegian State for obligations arising from petroleum operations carried out under the license.
     Production licenses are normally awarded for an initial exploration period, which is typically six years but can be for a shorter period or for a period of a maximum of ten years. During this exploration period, the licensees must meet specified work obligations (such as seismic surveying and/or exploration drilling) set out in the license. If the licensees fulfil the obligations under the production license, they are entitled to extend the license for a period specified at the time when the license is awarded, typically 30 years. The licensees are, however, normally not entitled to require that the license is extended for more than half of the originally awarded license area.
     For licenses granted after 1 July 1985, the Norwegian governmental authorities can delay development of a field indefinitely under the Norwegian Petroleum Act. However, the right to produce the petroleum in the reservoir remains exclusively with the licensees for the total duration of the licenses. Should development be delayed, licensees can apply for an automatic extension of the license term corresponding to the delay period. For licenses granted before 1 July 1985, the conditions in the specific license apply. The authorities have never postponed a development indefinitely. The only examples of delayed development occurred at the end of the nineteen eighties. At that time, the authorities were concerned about an excessive development level on the NCS, and postponed the development of the Brage, Draugen and Heidrun fields for a short period. The longest postponement was for the Heidrun field, which was delayed for approximately three years.
     The Norwegian State may, if important public interests are at stake, direct licensees on the NCS to reduce their production of petroleum. From 15 July 1987 until the end of 1989, licensees (including Hydro) were directed to curtail oil production by 7.5 percent. Between 1 January 1990 and 30 June 1990, licensees (including Hydro) were directed to curtail oil production by 5 percent. In 1998, the Norwegian State resolved to reduce Norwegian oil production by about 3 percent, or 100,000 boed. In March 1999, the Norwegian State decided to further decrease production by 200,000 boed. In the second quarter of 2000, the reduction was brought back to 100,000 boed. On 1 July 2000, this restriction was removed. By a royal decree of 19 December 2001, the Norwegian government decided that Norwegian oil production should be reduced by 150,000 boed from 1 January 2002 until 30 June 2002. This amounted to roughly a 5 percent reduction in output.
     A license from the Ministry is also required in order to establish facilities for transport and utilization of petroleum. When applying for such licenses, the owners, which are, in practice, licensees under a production license, must prepare a plan for installation and operation. Non-field dedicated natural gas transportation infrastructure on the NCS is organized under one joint venture called Gassled. For major new gas infrastructure, the Ministry will typically require that the new facilities be included in Gassled when operational.
     Licensees are required to prepare a decommissioning plan before a production license or a license to establish and use facilities for transportation and utilization of petroleum expires or is relinquished, or the use of a facility ceases. The Ministry makes a decision as to the disposal of the facilities on the basis of the decommissioning plan submitted by the licensees.
     The Norwegian government can require that licensees participate in the removal of offshore oil and gas installations (platforms, pipelines, etc.) on the NCS when production ceases or at the expiration of the concessions, whichever occurs first. As a basis for estimating Hydro’s future liabilities related to well closures, decommissioning and removal costs of the installation, Hydro’s management evaluates Norwegian and international laws, treaties and practices, and the estimated value of recoverable oil and gas reserves that are expected to exist at the end of the various concession periods. See the discussion in Businesses and Operating Information – Financial Information – Hydro’s Critical Accounting Policies – Asset Retirement Obligations. The regulations allow for full deductibility in taxable income of dismantlement and removal costs.
Organization of Norwegian Gas Sales and Transportation
Production licensees on the NCS dispose of their share of gas production on an individual basis. The gas may be transported through the Gassled infrastructure to various landing points in Continental Europe and the United Kingdom. The Ministry has issued regulations for access to and tariffs for capacity in Gassled. Access to the system is based on long-term and short-term transportation agreements. Gassled tariffs have been established through regulations established by the Ministry.
Environmental Regulations
In Hydro’s capacity as a holder of licenses on the NCS and internationally, it is subject to strict statutory liability in respect of losses or damages suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities covered by any of its licenses. Any failure by Hydro to comply with such environmental regulations may involve criminal liability for Hydro and its employees, and/or a liability to Hydro to pay compensations. Anyone who suffers losses or damages as a result of pollution caused by any of Hydro’s NCS license areas may claim compensation from Hydro without needing to demonstrate that the damage is due to any fault on Hydro’s part. If the pollution is caused by a force majeure event, a Norwegian court may reduce the level of damages to the extent it considers reasonable.
Taxation of Oil and Gas Production
Norway
Ordinary Taxes – Profits from petroleum production and pipeline transportation are currently subject to ordinary Norwegian corporate income tax at the rate of 28 percent. Revenue for tax purposes is based on market norm prices as determined by a government-appointed board for crude oil, and on realized prices for gas and other primary products. The taxation of a company’s income associated with its exploration and production activities on the NCS is assessed on a consolidated basis.
     Investments in oil and gas production facilities are, in general, depreciated for tax purposes over six years using a straight-line method of depreciation (i.e., 16.66 percent per year). Depreciation commences when expenditures are incurred. Deductions for exploration and other costs can be taken in the year such costs are incurred.
     Both NCS losses and on-shore losses may be carried forward indefinitely against subsequent income earned. Half of the losses relating to activity conducted onshore in Norway may be deducted from NCS income subject to the 28 percent tax rate. Losses from foreign activities

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may not be deducted against NCS income. Losses from NCS activities are fully deductible against onshore income.
     Special Petroleum Tax. A special petroleum tax is levied on profits derived from petroleum production and pipeline transportation on the NCS. The special petroleum tax is currently levied at a rate of 50 percent. The special petroleum tax comes in addition to the standard 28 percent income tax, resulting in a 78 percent marginal tax rate on income subject to the petroleum tax.
     The basis for computing the special petroleum tax is the same as for income subject to ordinary corporate income tax, except that (i) onshore losses are not deductible against the basis for special petroleum tax, and (ii) the basis for the special petroleum tax is reduced by a tax-free allowance, or uplift, of 7.5 percent of the accumulated capital expenditures incurred in the income year and the three pervious income years (equal to a maximum total of 30 percent of the capital expenditures). Uplift for expenditures incurred prior to 1 January 2005, and expenditures that relate to projects which have been approved by the Norwegian Parliament in 2004, is granted at a rate of 5 percent each year over 6 years. The uplift is computed on the basis of the original capitalized cost, including capitalized interest, of offshore production installations. Unused uplift may be carried forward indefinitely. Special provisions apply to investments made prior to 1992.
     Deficits relating to NCS exploration and production activities can be carried forward indefinitely, both for ordinary and special petroleum tax purposes. NCS deficits incurred in 2002 and later for both tax categories can be carried forward with interest.
Taxation Outside Norway
Hydro’s international petroleum activities are covered by local tax legislation. The following provides a brief description of the relevant tax systems of the countries other than Norway where Hydro has production. Local tax legislations are based on corporate income tax regimes and/or production sharing agreements (PSAs). Royalties may apply to both regimes. Hydro’s production in Canada and in the United States is covered by corporate income tax regimes, while Hydro’s production in Angola, Libya and Russia is regulated by PSAs.
     Production Sharing Agreements. Under a PSA, the host government typically retains the right to the hydrocarbons in place. The contractor under a PSA normally receives a share of the oil produced to recover its cost, and is entitled to an agreed share of the oil as profit in addition. Normally, the contractors carry the exploration costs and risk prior to a commercial discovery. Provisions are, to a large extent, negotiable and are unique to each PSA. All negotiated and bilateral provisions in the PSAs are subject to confidentiality obligations. The presentation of the taxation as such is, therefore, limited to the structure of the PSAs and to the official information involved.
     Under some PSAs, all government take will be in the form of royalty and/or profit oil allocated to the state, whereas other PSAs also include an income tax element. Income is split between a cost oil share for the recovery of costs, and a profit oil pool for further split between the state and the contractors. Allocation of profit oil between the state and the contractor group may depend on many factors, for example, the development of the internal rate of return of the project, the production rate or the accumulated production. As a result, a larger share will normally be allocated to the state during the life of the production period. Linear depreciation over the first four to five years in production is commonly used. Some PSAs allow for an uplift of the investments, which is included as an additional depreciation in the investment costs and thereby increases the cost recovery entitlement. Most PSAs allow unrecovered costs in one year to be carried forward for recovery in later years. The direct state participation in PSAs has varied, but seems to be more frequent in recently awarded licenses.
     Some PSA regimes allow for consolidation of income from different developments in a license; other PSAs set a ring fence for tax purposes around each development. A ring fence around a development area means that the area is defined as a separate entity for tax calculation purposes, meaning that all development and production costs related to a development can only be recovered through income from the same development. One development may also consist of more development areas, all of which are ring fenced for tax purposes. The term development area in this respect may be a defined geological structure from which oil and gas may be produced from a common production facility.
     Income tax regimes. Under an income tax/royalty regime, the companies are granted licenses by the government to extract petroleum, and the state may be entitled to royalties, in addition to income tax based on the contractor’s net income from the operations. The terms are, in general, not negotiable and are subject to legislative change.
     Canada. The fiscal regime consists of both royalty and provincial/federal tax systems. There are generic royalty regimes for the Grand Banks and Scotian Shelf areas; however, the Hibernia and Terra Nova fields have unique royalty systems. An allowance of 25 percent of operating income is deductible for income tax purposes, and replaces the actual royalty paid. This allowance will be phased out by 2007 and replaced by full deductibility of royalties paid for income tax purposes. The East Coast royalty regimes are progressive with the size of the royalty depending on the field’s economy and life cycle. Tax depreciation of facilities is 25 percent per year based on a declining balance method of depreciation. Exploration expenses may be fully written off. The combined Canadian federal and provincial tax rates are declining and the combined tax, including Newfoundland provincial tax, will be reduced from the current 38 percent (40 percent in 2005) to 36 percent by 2007. Consolidation for tax purposes across all Canadian income is allowed within one legal entity (corporation); however, it is not allowed between separate legal entities.
     United States, Gulf of Mexico. The petroleum authorities use a concession system with a fiscal regime comprised of royalties and taxes administrated by United States Department of the Interior, Minerals Management Service (MMS) and federal laws. Petroleum offshore assets are allocated by MMS to contractors through a bidding system called lease sales auction. Taxable income for corporations and other entities required to file a corporation income tax return is defined as gross income less allowable deductions. The royalty system is administered by MMS and rates vary with water depth and other factors. A typical rate in deepwater is 12.5 percent while properties located on the Gulf of Mexico shelf are taxed at 16.66 percent. Royalty is free for any cost related to developing or operating the property. Different tax depreciation methods may apply, and the most commonly used are: the seven year Modified Accelerated Cost Recovery System (MACRS/); 60 months straight line, and Unit of Production. Federal income tax is levied on net income at a rate of 35 percent, in addition to a state tax of 2 percent. Domestic corporations are generally taxed on worldwide income, although they may receive credit for tax paid to foreign countries. Most businesses use the accrual method of accounting, and businesses that have inventories are required to do so.
     Russia. The Kharyaga field is taxed based on a PSA. Gross income after deduction of the royalty is split in cost oil and a profit oil share. The profit oil split is based on the project’s cumulative internal rate of return. A 35 percent income tax is levied on the contractor share of the profit oil.
     Libya. The Mabruk field is taxed based on a PSA. Gross income after deduction of royalty is eligible as cost oil, and any surplus oil is allocated

Risk, Regulation and Other Information	99
Government Regulation and Taxation
as profit oil. The profit oil is divided between the state and the contractors based on a sliding scale which is related to the daily production rate and a cumulative income to cost ratio. No further income tax is levied on the contractors’ share of the profit oil. The Murzuq fields are taxed based on a PSA. The Libyan national oil company (NOC) is carried through the exploration phase and partly through the development phase, and then takes a certain ownership share of total production. The net income, after deduction of NOC`s direct share, is used for cost recovery. Any surplus is split as profit oil between the NOC and the contractors, with a sharing principle as for the Mabruk development. No further income tax is levied. Consolidation of operations within the Murzuq blocks is allowed.
     Angola. The producing fields, Girassol and Jasmim, are taxed based on the Block 17 PSA. Gross income is split in cost oil and a profit oil share. The contractor’s share of the profit oil is based on the project’s cumulative internal rate of return. A 50 percent income tax is levied on the contractors’ share of the profit oil. A ring fence around each development area in the block applies for tax purposes. Exploration costs, however, can be recovered from the entire block.
Taxation of Electricity Production in Norway
Ordinary Income Taxes
Profits from hydroelectric power production are subject to the ordinary Norwegian corporate income tax currently at a rate of 28 percent. Fixed assets are depreciated for tax purposes over 67 years or the concession period, if shorter (dams and tunnels); 40 years (machinery); and at a 5 percent declining balance (transmission and other electrical equipment).
     A company’s ordinary income tax for hydroelectric power plants is assessed on an aggregate basis and may be tax consolidated with other activities in Norway.
     A natural resource tax of NOK 0.013 per KWh is currently leveled on hydro-generated electricity. The tax is fully deductible from the ordinary income tax of the company.
Resource rent tax on hydroelectric power plants
A special resource rent tax on hydroelectric power production in Norway is a tax on profits above a certain rate of return and is additional to the ordinary income tax. The tax rate is currently 27 percent and it is assessed individually for each hydroelectric power plant (i.e., ring-fenced taxation). Unlike the ordinary income tax, finance costs are not deductible. Uplift is a special deduction in the net income computed as a percentage of the average tax basis of fixed assets (including intangible assets and goodwill) for a given year. The percentage, which is determined annually by the Ministry of Finance, essentially provides for a certain return on fixed assets that is not subject to the resource rent tax. The percentage used to calculate the uplift for 2005 was 7.4 percent.
     Revenue for resource rent tax is, with certain exceptions, calculated on the plant’s hourly production, multiplied by the area spot price in the corresponding hour. Revenues from power supplies used for a company’s own industrial production facilities and from sales under certain long-term contracts are not subject to spot price assessment. As most of Hydro’s hydroelectric production is used for its own industrial production or sold under qualifying contracts, only a minor portion of the production is subject to spot price taxation. The resource rent price for power production supplied to the corporation’s own industrial use in Norway was 178.60 NOK/MWh in 2005.
     Losses in the resource rent assessment can be carried forward indefinitely against future resource rent income from the same power plant. Losses carried forward are increased with interest.

100	Risk, Regulation and Other Information
Government Regulation and Taxation
Aluminium Government Regulation
Environmental Matters
Hydro’s aluminium business is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, the storage, treatment and discharge of wastewater, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant.
     Aluminium production is an energy-intensive process that has the potential to produce significant environmental emissions, especially air emissions. Carbon dioxide, a greenhouse gas, is a major emission from primary aluminium production. The European Commission has adopted a directive that limits carbon dioxide emissions from a broad range of industries and establishes an internal emission trading system. So far, the aluminium industry has not been included in the emission-trading directive, but will be exposed to the EU emission trading system through the indirect effects of regulation of the power generation industry and the resulting increase in power prices.
     In the European Union and other jurisdictions, various protocols address trans-boundary pollution controls, including the reduction in emissions from industrial sources of various toxic substances such as poly-aromatic hydrocarbons, and the control of pollutants that lead to acidification.
     The European Union has a framework of environmental directives integrated into the Water Framework Directive (2000/60/EC) regarding discharges of dangerous substances to water. The implementation of the directive has started in Europe and must be finalized by 2009. The manner in which this directive will be interpreted and enforced cannot be predicted. However, based upon the information currently available, Hydro’s management does not believe it will have a material negative impact on its business. The United States has a regulatory permit system limiting the discharge from facilities to water bodies and publicly owned treatment works, as well as regulations to prohibit discharges of hazardous substances into groundwater.
     Hydro has a number of aluminium facilities that have been operated for a number of years or have been acquired after operation by other entities. Subsurface contamination of soil and groundwater has been identified at a number of such sites and may require remediation under the laws of the various jurisdictions in which the plants are located. Hydro has reserved amounts for sites where contamination has been identified that, based on presently known facts, it believes will be sufficient to pay the cost of remediation under existing laws. Because of uncertainties inherent in making such estimates, it is possible that such estimates could be revised and increased in the future. In addition, contamination may be determined to exist for additional sites that could require future expenditure. Therefore, actual costs could be greater than the amounts reserved.
     Hydro believes that it is currently in material compliance with the various environmental regulatory and permitting systems that affect its facilities. However, the effect of new or changed laws or regulations or permit requirements, or changes in the ways that such laws, regulations or permit requirements are administered, interpreted or enforced, cannot be predicted.
Oslo and Paris Commission (OSPAR)
The Oslo and Paris Convention for the Protection of the Marine Environment of the North-East Atlantic has resulted in new discharged levels for the aluminium industry related to the prevention of marine pollution, which are scheduled for implementation by all signatories to the Convention before 2007. Discharged standards, established by the Norwegian Pollution Authority in accordance with the Oslo and Paris Convention regulations, require primary aluminium production facilities using the Søderberg technology in the Høyanger and Årdal primary aluminium plants to be closed by the end of 2006. Due to scrubbing equipment, the Søderberg line at the Karmøy plant meets the above requirements at least until 2010.
Integrated Pollution Prevention and Control
Under the EU Directive on Integrated Pollution Prevention and Control 1996/61/EC, from October 2007 existing industrial installations will require national operating permits, which will be based on best available techniques (BAT) for pollution prevention and control. The directive already applies to all new installations. The European Commission has issued a guidance document relevant for the aluminium industry: Best Practice Reference (BREF) for the Non-Ferrous Metals Industries (2001). This is also relevant for the European Economic Area (EEA) and the Norwegian authorities will start a process whereby operating permits will be changed accordingly, to be effective by, at the latest, 2007. Hydro’s aluminium production facilities currently meet the EU requirements and are positioned to comply with future expected requirements from the Norwegian authorities.
Climate Gases
The EU Emissions Trading directive 2003/87/EC establishes a scheme for trading greenhouse gas emission allowances. The directive introduces limited allowances of carbon dioxide from emissions for combustion plants and certain specified industry sectors effective as of 1 January 2005, and establishes a trading system whereby regulated facilities may procure and sell allowances depending on whether their emissions exceed or fall below the allowances allocated to them. The implementation of this directive in respect of the power generation industry in Germany has led to significant and perhaps unintended increases in the price of power, which again have necessitated restructuring throughout Germany’s aluminium industry. With regard to other countries, EU Member States’ national authorities are currently setting up National Allocation Plans and registries of carbon dioxide emission allowances. This EU directive is also believed to be relevant for the EEA, although it is not clear at this time how the directive will be implemented in the EEA. The aluminium industry is not expected to be included before, at the earliest, 2008. Hydro’s aluminium operations are positioned to comply with the new requirements, when applicable.
     The directive presently impacts production costs at Hydro’s facilities in the EU indirectly through increased electricity costs.
EU Aluminium Tariffs
The EU has implemented an import duty of six percent on non-EU imports of primary aluminium. The EEA, of which Norway is a member, is exempt from such duty for aluminium metal produced in the EEA.
     The import duty has been subject to debate within the European Union and it is not possible to predict to what extent it will be maintained. The World Trade Organization (WTO) round of negotiations on tariff and non-tariff barriers on industrial products may ultimately lead to a reduction, if not elimination, of aluminium tariffs. However, it is likely that changes arising from WTO commitments will not be phased in until 2007, at the earliest. Thus, the WTO negotiations are not expected to have a substantial impact on Hydro in the near future. The Federation of Aluminium Consumers in Europe, which represents some aluminium

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Government Regulation and Taxation
consuming industries in the EU, has been pressing the EU authorities for the removal of the EU’s aluminium tariff for the past several years. The EU Commission has, however, so far resisted a unilateral reduction of the tariff. In addition, some of the new EU member countries are requesting duty free quotas, which, if granted, would tend to reduce the effect of the duty.
Energy Taxation
An EU directive on the taxation of energy products became effective on 1 January 2004. The directive expanded the minimum tax system of energy products from mineral oils to all energy products, including coal, coke, natural gas and electricity, and sets forth a minimum level of taxation of energy products in the EU. The directive has so far not made an impact on our operations, since the taxation level in Germany is higher than the level provided by the directive, and our electrolysis production in Norway is exempted from the implementation of this directive in the EEA.
Other Businesses Government Regulation
Environmental matters
Hydro’s chlorine plant in Stenungsund uses mercury in the production process. As a result of actions taken by the Swedish authorities, all industrial use of mercury should cease by 2010. As a result, a provision of SEK 25 million has been accrued to cover potential clean-up costs. In addition, it is intended that all waste containing mercury will be removed and stored in a secure environment by 2015. Due to substantial uncertainties regarding economic, technical and practical aspects of the final treatment and deposition of such waste, it is presently not possible to make an estimate of the potential costs involved.
     Polyvinyl chloride, or PVC has been the focus of environmental groups due to alleged negative health and environmental effects arising from the production and use of PVC. Scientific research has indicated that much of this criticism is unjustified. However, because the requirements imposed by laws and regulations are frequently changed, laws and regulations enacted in the future, including changes to existing laws and regulations, could adversely affect Hydro Polymers’ business.
In addition, Hydro Polymers is subject to environmental laws and regulations in the different jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, the storage, treatment and discharge of waste waters, the use and handling of hazardous or toxic materials, waste disposals practices, and the remediation of environmental contamination. The cost of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant.

102	Risk, Regulation and Other Information
Other Information
Other Information
Taxation
United States Federal Income Tax Consequences
The following is a general summary of certain material US federal income tax consequences of the ownership and disposition of ordinary shares or American Depositary Shares (ADSs) to a US holder (as defined below) that holds its ordinary shares or ADSs as capital assets. This summary is based on US tax laws, including the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations, rulings, judicial decisions, administrative pronouncements, Norwegian tax laws, and the Convention between the United States and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property, entered into force 29 November 1972, and the Protocol thereto (the Treaty), all as currently in effect as of the date of this report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.
     This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organizations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that actually or constructively own 10 percent or more of the share capital or voting stock of the Company, persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction, or conversion transaction, persons who acquired their ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.
     A US holder of ordinary shares or ADSs is a US holder if the holder is a beneficial owner of such ordinary shares or ADSs and is (i) a citizen or individual resident of the United States, a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to US federal income tax regardless of its source, or a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust; and (ii) who is not also a resident of Norway for Norwegian tax purposes.
     If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds ordinary shares or ADSs, the tax treatment of the partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.
     US holders are advised to consult their own tax advisors regarding the specific Norwegian and US federal, state and local tax consequences of owning and disposing of ordinary shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.
     For US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying ordinary shares represented by those ADSs. The following discussion (except where otherwise expressly noted) applies equally to US holders of ordinary shares and US holders of ADSs. Furthermore, deposits or withdrawals by a US holder of ordinary shares for ADSs, or of ADSs for ordinary shares, will not be subject to US federal income tax.
Taxation of Dividends
For US federal income tax purposes, the gross amount of any distributions, including the amount of any withholding tax thereon, paid to a US holder by the Company will be taxable as dividend income to the US holder, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.
     The amount of any distribution paid in Norwegian kroner will be includible in the gross income of a US holder of ordinary shares in an amount equal to the US dollar value of the Norwegian kroner calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the Norwegian kroner are converted into US dollars. If the Norwegian kroner are converted into US dollars on the date of receipt, a US holder of ordinary shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the Norwegian kroner received in the distribution are not converted into US dollars on the date of receipt, a US holder of ordinary shares will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of foreign currency will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in Norwegian kroner ordinarily will be converted into US dollars by the Depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution. Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Certain of these rules have changed effective January 1, 2005. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections applicable in this connection.
     Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of qualified dividend income received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. The Company currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes, however, this is a factual matter and is subject to change. The Company anticipates its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. US holders of ordinary shares or ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend tax rate in light of their own particular situation and the

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Other Information
computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.
     Subject to certain limitations, Norwegian withholding taxes will be treated as foreign taxes eligible for credit against a US holder’s US federal income tax liability. Dividends generally will constitute foreign source passive income or financial services income. For taxable years beginning after December 31, 2006, dividend income generally will constitute passive category income, or, in the case of certain US holders, general category income. The use of foreign tax credits is subject to complex rules and limitations. In lieu of a credit, a US holder who itemizes deductions may elect to deduct all of such US holder’s foreign taxes in the taxable year. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. Each US holder is urged to consult its own tax advisor concerning whether the US holder is eligible for benefits under the Treaty, and whether, and to what extent, a foreign tax credit will be available.
     The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced tax rates in respect of qualified dividends by US holders of ADSs. Accordingly, the analysis of the creditability of Norwegian withholding taxes or the availability of qualified dividend treatment could be affected by future actions that may be taken by the United States Treasury with respect to ADSs.
Taxation on Sale, Exchange, or Other Disposition
Upon a sale, exchange, or other disposition of ordinary shares or ADSs, a US holder will generally recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the US holder’s adjusted tax basis, determined in US dollars, in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the US holder’s holding period in the ordinary shares or ADSs exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.
Passive Foreign Investment Company Considerations
A non-US corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties and gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consist of assets that produce, or are held for the production of, passive income. The Company currently believes that it will not be treated as a PFIC for the taxable year ended December 31, 2005. If the Company were to become a PFIC in any taxable year, the tax on distributions on its ordinary shares or ADSs may be less favorable than as described herein. Furthermore, dividends paid by the Company would not be qualified dividend income and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of ordinary shares or ADSs.
US Information and Backup Withholding
Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange, or other disposition of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service (the IRS) and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes an accurate taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally are not subject to US information reporting and backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through U.S.- related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and by furnishing any required information.
Norwegian Tax Consequences
Taxation of Dividends
A non-Norwegian shareholder is generally subject to a withholding tax at a rate of 25 percent on dividends distributed by Norwegian companies, unless the non-Norwegian shareholder is a limited liability company or a similar entity resident within the European Economic Area, or the non- Norwegian shareholder is carrying on business activities in Norway and such shares are effectively connected with such activities. The withholding tax of 25 percent may be lower pursuant to tax treaties between Norway and the country in which the shareholder is resident. The Treaty rate is generally 15 percent. The Treaty withholding tax rate will generally apply to dividends paid on shares held directly by U.S. holders that are residents of the United States within the meaning of the Treaty.

104	Risk, Regulation and Other Information
Other Information
Exchange controls
Under current Norwegian foreign exchange regulations, transfers of capital to and from Norway are not subject to prior approval from Norwegian authorities or the Central Bank provided that payments are made through licensed banks. Thus, non-Norwegian shareholders may receive dividend payments without a Norwegian exchange control consent.
Exchange rate information
The Company publishes its consolidated financial statements in Norwegian kroner (NOK). In this report, references to US dollar, US dollars, USD US$ or $ are to United States dollars. The following tables set forth, for the periods indicated, certain information concerning the exchange rate of Norwegian kroner for USD 1.00, based on the noon buying rate in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate):

Average Noon
Calendar Year Period	Buying Rate1)

2001	9.00

2002	7.93

2003	7.06

2004	6.72

2005	6.46

	Noon Buying Rate2)
Calendar Monthly Period	High	Low

September 2005	6.53	6.21

October 2005	6.62	6.43

November 2005	6.74	6.46

December 2005	6.80	6.59

February 2006	6.64	6.85

1)	The average of the Noon Buying Rates on the last business day of each calendar month during the year indicated.

2)	The Noon Buying Rate on 21 March 2006 was NOK 6.58 = $1.00.
     Fluctuations in the exchange rate between the Norwegian kroner and the US dollar will affect the US dollar equivalent of the Norwegian kroner price of the Company’s ordinary shares on the Oslo Stock Exchange and, as a result, are likely to affect the market price of the Company’s ordinary shares represented by American depositary shares (ADSs) in the United States. Such fluctuations could also affect the US dollar amounts received by holders of ADSs on conversion of cash dividends, paid by the Company in Norwegian kroner, on the ordinary shares represented by the ADSs.

     Appendix
F: Financial Statements and Other Information
        CONTENT

F 3	Consolidated Financial Statements US GAAP

Notes to the Consolidated Financial Statements
F 8	Note 1	Summary of Significant Accounting Policies
F 14	Note 2	Business combinations, dispositions and demerger
F 16	Note 3	Consolidated shareholders’ equity
F 19	Note 4	Remuneration and Share-Based Compensation
F 22	Note 5	Operating and geographical segment information
F 28	Note 6	Restructuring costs
F 28	Note 7	Operating cost and expenses
F 28	Note 8	Financial income and expense
F 28	Note 9	Other income and expense
F 29	Note 10	Income taxes
F 30	Note 11	Short-term investments
F 30	Note 12	Inventories and other current assets
F 31	Note 13	Non-consolidated Investees
F 32	Note 14	Intangible assets, prepaid pension, investments and non-current assets
F 33	Note 15	Property, plant and equipment
F 34	Note 16	Goodwill and intangibles
F 34	Note 17	Bank loans and other interest-bearing short-term debt
F 34	Note 18	Other current liabilities
F 34	Note 19	Long-term debt
F 35	Note 20	Employee retirement plans
F 37	Note 21	Contingencies and other long-term liabilities
F 38	Note 22	Secured debt and guarantees
F 39	Note 23	Contractual and other commitments for future investments and operations
F 39	Note 24	Market risk management and derivative instruments
F 43	Note 25	External audit remuneration
F 44	Note 26	Related parties and Variable Interest Entities
F 44	Note 27	Supplementary oil and gas information

F 60	Use of Non-GAAP Financial Measures
F 67	IFRS in Hydro’s Financial Statements

Consolidated financial statements	F 3
Norsk Hydro ASA and subsidiaries
Consolidated income statements US GAAP
Consolidated statements of comprehensive income

Year ended 31 December		2005	2005	2004	2003
Amounts in million (except per share amounts)	Notes	NOK	EUR 1)	NOK	NOK

Operating revenues	5	174,201	21,795	153,891	131,778

Raw materials and energy costs		88,665	11,093	81,477	72,459
Payroll and related costs	7,20	18,366	2,298	18,830	18,569
Depreciation, depletion and amortization	5,15,16	16,086	2,013	16,898	13,947
Other	7,25	4,652	582	4,861	5,177
Restructuring costs (income)	6	—	—	(22)	—

Operating costs and expenses		127,768	15,986	122,044	110,153

Operating income	5	46,432	5,809	31,847	21,625

Equity in net income of non-consolidated investees	5,13	619	78	629	620
Financial income (expense), net	8,11,24	(1,890)	(236)	137	155
Other income (expense), net	5,9	990	124	169	(1,253)

Income from continuing operations before taxes and minority interest		46,152	5,774	32,781	21,146

Income tax expense	10	(30,317)	(3,793)	(21,197)	(12,923)
Minority interest		(118)	(15)	(106)	151

Income from continuing operations before cumulative effects of changes in accounting principles		15,716	1,966	11,477	8,375

Income from discontinued operations	2	—	—	1,083	2,312

Income before cumulative effects of changes in accounting principles		15,716	1,966	12,560	10,687

Cumulative effects of changes in accounting principles	1,21	(78)	(10)	—	281

Net income	28	15,638	1,957	12,560	10,968

Basic and diluted earnings per share from continuing operations before cumulative effects of changes in accounting principles	3	62.70	7.84	45.10	32.50
Basic and diluted earnings per share from discontinued operations	3	—	—	4.20	9.00
Basic and diluted earnings per share before cumulative effects of changes in accounting principles	3	62.70	7.84	49.40	41.50
Basic and diluted earnings per share	3	62.40	7.80	49.40	42.60

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME 2)

Net income		15,638	1,957	12,560	10,968

Net unrealized loss on securities available-for-sale	3	(9)	(1)	(2)	—
Minimum pension liability adjustment	3	(510)	(64)	(132)	(113)
Net investment hedge	3	33	4	320	(333)
Cash flow hedges	3	(751)	(94)	(339)	35
Net foreign currency translation adjustments	3	711	89	(1,628)	4,856

Total other comprehensive income (loss), net of tax	3	(526)	(66)	(1,781)	4,445

Comprehensive income, net of tax		15,112	1,891	10,779	15,413

1)	Presentation in euro is a convenience translation based on the exchange rate at 31.12.2005, which was 7.9927 (unaudited).

2)	Changes in shareholders’ equity include net income together with other changes not related to investments by and distribution to shareholders (see Note 3).
   The accompanying notes are an integral part of the consolidated financial statements.

F 4	Consolidated financial statements
Norsk Hydro ASA and subsidiaries
Consolidated balance sheets US GAAP

31 December		2005	2005	2004
Amounts in million	Notes	NOK	EUR 1)	NOK

ASSETS

Cash and cash equivalents		10,463	1,309	14,366
Short-term investments	11	3,865	484	10,970
Accounts receivable, less allowances of NOK 784 and NOK 891		23,333	2,919	20,671
Inventories	12	14,553	1,821	12,851
Prepaid expenses and other current assets	12	15,912	1,991	10,478
Current deferred tax assets	10	2,166	271	1,070

Total current assets	5	70,293	8,795	70,406

Non-consolidated investees	13	10,814	1,353	10,017
Property, plant and equipment, less accumulated depreciation, depletion and amortization	15	128,191	16,038	106,117
Intangible assets	14,16	5,153	645	2,325
Prepaid pension, investments and other non-current assets	14,20	11,910	1,490	10,713
Deferred tax assets	10	833	104	664

Total non-current assets	5	156,902	19,631	129,836

Total assets	5	227,195	28,425	200,243

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank loans and other interest-bearing short-term debt	17	4,658	583	3,785
Current portion of long-term debt	19	379	47	568
Other current liabilities	18	47,239	5,910	41,340
Current deferred tax liabilities	10	980	123	384

Total current liabilities		53,256	6,663	46,077

Long-term debt	19	21,387	2,676	19,487
Accrued pension liabilities	20	9,939	1,244	8,569
Other long-term liabilities	21	12,424	1,554	9,134
Deferred tax liabilities	10	33,713	4,218	29,515

Total long-term liabilities		77,462	9,692	66,705

Minority shareholders’ interest in consolidated subsidiaries		981	123	1,571

Share capital	3	4,739	593	4,739
Additional paid-in capital	3	10,501	1,314	10,468
Retained earnings	3	85,927	10,751	75,310
- Treasury shares at cost	3	(3,589)	(449)	(3,069)
Accumulated other comprehensive income (loss)	3	(2,083)	(261)	(1,557)

Shareholders’ equity	3,28	95,495	11,948	85,890

Total liabilities and shareholders’ equity		227,195	28,425	200,243

Total number of outstanding shares		250,138,464	250,138,464	250,839,230
Nominal value per share		18.30	2.29	18.30

1)	Presentation in euro is a convenience translation based on the exchange rate at 31.12.2005, which was 7.9927 (unaudited).
   The accompanying notes are an integral part of the consolidated financial statements.

Consolidated financial statements	F 5
Norsk Hydro ASA and subsidiaries
US GAAP
Consolidated statements of cash flows

Year ended 31 December		2005		2005	2004	2003
Amounts in million	Notes	NOK		EUR *)	NOK	NOK

Operting activities:
Net income		15,638		1,957	12,560	10,968

Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	2	—		—	(1,083)	(2,312)
Depreciation, depletion and amortization	5	16,086		2,013	16,898	13,947
Restructuring income	6	—		—	(22)	—
Equity in net income of non-consolidated investees	5,13	(619)		(77)	(628)	(620)
Dividends received from non-consolidated investees		323		40	326	258
Deferred taxes	10	(519)		(65)	(2,945)	(1,585)
Loss (gain) on sale of non-current assets		(937)		(117)	39	(726)
Loss (gain) on foreign currency transactions	8	2,159		270	(1,350)	(1,035)
Net sales (purchases) of trading securities		(49)		(6)	(177)	245
Other		782		98	779	2,150	4)
Working capital changes that provided (used) cash:
Receivables		(2,156)		(270)	(1,117)	(576)
Inventories		(1,940)		(243)	(1,040)	453
Prepaid expenses and other current assets		(7,951)		(995)	1,798	2,251
Other current liabilities		6,568		822	3,686	(645)

Net cash provided by continuing operating activities		27,385		3,426	27,724	22,773

Investing activities:
Purchases of property, plant and equipment		(17,562)		(2,197)	(16,187)	(14,537)
Purchases of other long-term investments		(17,263)		(2,160)	(858)	(684)
Purchases of short-term investments		(15,162)		(1,897)	(9,166)	(702)
Proceeds from sales of property, plant and equipment		1,362	2)	170	837	647
Proceeds from sales of other long-term investments		1,862		233	1,400	6,384
Proceeds from sales of short-term investments		22,445		2,808	12	1,838

Net cash used in continuing investing activities		(24,318)		(3,043)	(23,962)	(7,054)

Financing activities:
Loan proceeds		1,844		231	143	264
Principal repayments		(2,102)		(263)	(9,271)	(5,167)
Ordinary shares purchased	3	(1,589)		(199)	(1,684)	(555)
Ordinary shares issued		71		9	44	77
Dividends paid	3	(5,021)		(628)	(2,811)	(2,711)

Net cash used in continuing financing activities		(6,797)		(850)	(13,579)	(8,092)

Foreign currency effects on cash		(173)		(22)	(264)	702

Discontinued operations:
Net cash provided by operating activities	2	—		—	838	1,805
Net cash provided by (used in) investing activities	2	—		—	8,840	(744)
Net cash used in financing activities	2	—		—	(109)	(141)
Foreign currency effects on cash	2	—		—	5	77

Net cash provided by discontinued operations		—		—	9,574	997

Net increase (decrease) in cash and cash equivalents		(3,903)		(488)	(507)	9,326
Cash and cash equivalents at beginning of year		14,366		1,797	14,873	5,547

Cash and cash equivalents at end of year		10,463		1,309	14,366	14,873

Cash disbursements (receipts) regarding:
Interest (net of amount capitalized) 3)		(48)		(6)	1,701	1,190
Income taxes		29,612		3,705	19,758	16,011

*)	Presentation in euro is a convenience translation based on the exchange rate at 31 December, 2005, which was 7.9927 (unaudited).

2)	In January 2005, Hydro received approximately NOK 1.1 billion relating to the sale of its 10% ownership interest in Snøhvit in 2004, and that was reported as a short term receivable within Other current assets as of 31 December, 2004.
3)	Includes cash disbursements relating to early repayment of long term debt (“breaking costs”) of NOK 6 million in 2005 and NOK 938 million in 2004 (Note 8).
4)	Includes non-cash charge relating to an expected state grant pertaining to an asset retirement obligation of NOK 2,207 million.
The accompanying notes are an integral part of the consolidated financial statements.

F 8	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Notes to the consolidated financial statements

Note 1
Summary of Significant Accounting Policies

Norsk Hydro ASA is an offshore producer of oil and gas and an integrated aluminium supplier with operations in nearly 40 countries. The consolidated financial statements of Norsk Hydro ASA and its subsidiaries (Hydro) prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) are included on pages F3 to F5. Financial statement preparation requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may differ from estimates. The accompanying notes include disclosures required by US GAAP and are an integral part of financial statements.
Consolidation
The consolidated financial statements include Norsk Hydro ASA and subsidiary companies. The majority of Hydro’s consolidated subsidiaries are companies where Hydro controls directly or indirectly more than 50 percent of the voting interests. In certain circumstances, Hydro may control an entity through contractual arrangements or other means. Variable Interest Entities (VIEs) are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Entities for which Hydro is determined to be the primary beneficiary, are consolidated. Hydro currently consolidates one company based on the Variable Interest Model. All significant intercompany transactions and balances have been eliminated.
     Investments in companies (non-consolidated investees) in which Hydro exercises significant influence are accounted for using the equity method. The equity method involves showing the investment at Hydro’s share of the equity in the investee, including any excess values or goodwill. Hydro’s share of net income, including depreciation and amortization of excess values, is included in Equity in net income from non-consolidated investees. Material unrealized profits resulting from transactions with an investee are eliminated.
     Significant influence normally exists when Hydro has a substantial ownership interest of 20 to 50 percent of the voting shares. Hydro uses the equity method for a limited number of investees where Hydro owns less than 20 percent of the voting rights, based on an evaluation of the governance structure in each investee. In corporate joint ventures, special voting rights in some companies give each of the partners decision rights that exceed what normally would follow from the ownership share. This may be in the form of a specified number of board representatives, in the form of a right of refusal on important decisions, or by requiring a qualified majority for all or most of the important decisions. Participation in joint ventures is accounted for using the equity method, except for jointly controlled assets where the partners have an undivided interest. These and other participations in joint ventures in the upstream oil and gas business are accounted for using the pro-rata method.
     Hydro reviews non-consolidated investees for impairment when indicators of a possible loss in value are identified. As Hydro’s non- consolidated investees generally are not listed on a stock exchange or regularly traded, our impairment review for such investees can only in rare cases be based on market prices. Impairment indicators include such items as operating losses or adverse market conditions. The fair value of the investment is estimated based on valuation model techniques. If the estimated fair value of the investee is below Hydro’s carrying value and the impairment is considered to be other than temporary, the investment is written down as impaired.
Business Combinations
All business combinations are accounted for as acquisitions (purchase accounting). Purchase accounting involves recording assets and liabilities of the acquired company at their fair value as of the time of the acquisition. Any excess of the purchase price over the fair value is recorded as goodwill. When the ownership interest in a subsidiary is less than 100 percent, the recorded amount of assets and liabilities acquired reflect only Hydro’s relative share of excess values. However, for VIEs, the total fair value of assets and liabilities are recognized and any excess value attributable to non-controlling interests affects minority interests. See note 2 for a description of significant acquisitions and disposals during the past three years.
Foreign Currency Translation
The financial statements, including any excess values, of foreign operations are translated using the exchange rate at year-end for the balance sheet, and average exchange rates for the income statement. Translation gains and losses, including the effects of exchange rate changes on transactions designated as hedges of net foreign investments, are included in other comprehensive income.
Foreign Currency Transactions
Realized and unrealized currency gains or losses on transactions are included in net income. Similarly, unrealized currency gains or losses on assets and liabilities denominated in a currency other than the functional currency not qualifying for hedge accounting treatment are also included in net income.
Revenue Recognition
Revenue from sales of products, including products sold in international commodity markets, is recognized when ownership passes to the customer. Generally, this is when products are delivered. Certain contracts specify price determination in a later period. In these cases, the revenue is recognized in the period prices are determinable. Rebates and incentive allowances are deferred and recognized in income upon the realization or at the closing of the rebate period. In arrangements where Hydro acts as an agent, such as commission sales, only the net commission fee is recognized as revenue.
     Revenues from the production of oil and gas are recognized on the basis of the Company’s net working interest, regardless of whether the production is sold (entitlement method). The difference between Hydro’s share of produced volumes and sold volumes is not material.
     Activities related to the trading of derivative commodity instruments, or related to the purchase or delivery of physical commodities on a widely recognized commodity exchange or delivery hub, as well as physical commodity swaps with a single counterparty, are presented on a net

Notes to the consolidated financial statements	F 9
Norsk Hydro ASA and subsidiaries
basis in the income statement, with the margin from trading recognized in operating revenues.
Cash and Cash Equivalents
Cash and cash equivalents includes cash, bank deposits and all other monetary instruments with a maturity of less than three months at the date of purchase.
Short-term Investments
Short-term investments include bank deposits and all other monetary instruments with a maturity between three and twelve months at the date of purchase and Hydro’s current portfolio of marketable equity and debt securities. The securities in this portfolio are considered trading securities and are valued at fair value. The resulting unrealized holding gains and losses are included in financial income and expense. Investment income is recognized when earned.
Inventories
Inventories are valued at the lower of cost, using the first-in, first-out method (FIFO), or net realizable value. Cost includes direct materials, direct labor and the appropriate portion of production overhead or the purchase price of the inventory. Abnormal amounts of idle facility expense, freight, handling costs, and wasted materials are recognized as expense in the current period.
Investments
Investments include Hydro’s portfolio of long-term marketable equity securities that are not consolidated or accounted for using the equity method. The portfolio is considered available-for-sale securities and is measured at fair value. The resulting unrealized holding gains and losses, net of applicable taxes, are credited or charged to Other Comprehensive Income. Other investment income is recognized when earned.
     Investments where a market value is not readily observable are recognized at cost. Investments are reviewed for impairment if indications of a loss in value are identified. Fair value of the investment is estimated based on valuation model techniques for non-marketable securities. When the estimated fair value of the investee is below Hydro’s carrying value and the impairment is considered to be other than temporary, the investment is written down as impaired.
Exchanges of Nonmonetary Assets
As of 1 January 2005 Hydro adopted SFAS No. 153 “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. Nonmonetary transactions that have commercial substance are accounted for at fair value and any resulting gain or loss on the exchange is recognized in the income statement. A nonmonetary exchange has commercial substance if Hydro’s future cash flows are expected to change significantly as a result of the exchange. Hydro accounts for certain non-monetary exchanges of assets at fair value and accounts for certain other nonmonetary exchanges of assets where Hydro has substantial continuing involvement without recognizing a gain or loss on the exchange.
Property, Plant and Equipment
Property, plant and equipment is carried at historical cost less accumulated depreciation, depletion and amortization. If a legal obligation for the retirement of a tangible long-lived asset is incurred, the carrying value of the related asset is increased by the estimated fair value of the asset retirement obligation upon initial recognition of the liability.
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, as described in FASB Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and disposition of the asset or group of assets working together to create identifiable, relatively independent cash flows. If the carrying amount is not recoverable, a write-down (impairment) to fair value is recorded.
Periodic maintenance and repairs applicable to production facilities are accounted for on an accrual basis. Normal maintenance and repairs for all other properties are expensed as incurred. Major replacements and renewals that materially extend the life of properties are capitalized and any assets replaced are retired.
Capitalized Interest Interest is capitalized as part of the historical cost of qualifying assets, which is amortized over the estimated useful life of the asset.
Leased Assets Leases which provide Hydro with substantially all the rights and obligations of ownership are accounted for as capital leases. Such leases are valued at the present value of the minimum lease payments or the fair value, if lower, and recorded as assets under Property, plant and equipment. The liability is included in Long-term debt. The capital leases are depreciated and the related liability reduced by the amount of the lease payment less the effective interest expense. All other leases are classified as operating leases and the lease payments are recognized as an expense over the term of the lease.
Exploration and Development Costs of Oil and Gas Reserves Hydro uses the successful efforts method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the cost of exploratory wells and acquired exploration rights, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense.
     Cost relating to acquired exploration rights are allocated to the relevant areas and capitalized, pending the determination of the existence of proved reserves. The acquired exploration rights are charged to operating expense when a determination is made that proved reserves will not be found in the area. Each block or area is assessed separately. All development costs for wells, platforms, equipment and related interest are capitalized. Capitalized exploration and development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that Hydro uses future net cash flows to evaluate unproved properties for impairment, the improved reserves are risk adjusted before estimating future cash flows associated with those resources. Preproduction costs are expensed as incurred. For further information see note 27.
Depreciation, Depletion and Amortization Depreciation is determined using the straight-line method with the following rates:

Machinery and equipment	5 — 25 percent
Buildings	2 — 5 percent
Other	10 — 20 percent

F 10	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Oil and gas producing properties are depreciated individually using the unit-of-production method as proved developed reserves are produced. Unit-of-production depreciation rates are reviewed and revised whenever there is an indication of the need for a change in the rates and at a minimum all producing fields are reviewed at least once a year. Any revisions in the rates are accounted for prospectively.
     Depreciation and depletion expense includes the accretion of discounted asset retirement obligations.
Asset Retirement Obligations
Hydro recognizes the estimated fair value of asset retirement obligations in the period in which it is incurred. Obligations for oil and gas installations are recognized when the assets are constructed and ready for production. Related asset retirement costs are capitalized as part of the carrying value of the long-lived asset and the liability is accreted for the change in its present value each reporting period. Liabilities that are conditional on a future event (e.g. the timing or method of settlement), whether under the control of Hydro or not, are recognized if the fair value of the liability can be reasonably estimated. Asset retirement costs are depreciated over the useful life of the related long-lived asset.
Intangible Assets
Intangible assets acquired individually or as a group are recorded at fair value when acquired. Intangible assets acquired in a business combination are recognized at fair value separately from goodwill when they arise from contractual or legal rights or can be separated from the acquired entity and sold or transferred. Intangible assets with finite useful lives are amortized on a straight-line basis over their benefit period. Intangible assets determined to have an indefinite useful life are not amortized but are subject to impairment testing on an annual basis.
Goodwill
When a business is acquired, the purchase price in excess of the identified fair value of assets and liabilities is accounted for as goodwill. Goodwill is not amortized, but is reviewed for impairment at a minimum on an annual basis and whenever indicators of possible impairment are observed. Goodwill is recorded at the reporting unit level, which is one level below the operating segments. For Hydro this is the sector level in Aluminium, and the Exploration & Production sub-segment level in Oil & Energy; see note 5 for a description of segments. The impairment test requires that the fair value of the reporting unit be compared to the carrying value of the reporting unit. For this purpose, the fair value of the reporting unit is estimated by management using valuation techniques.
Contingencies and Guarantees
Hydro recognizes a liability for the the fair value of obligations it has undertaken in issuing guarantees, including Hydro’s ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. Contingencies are recognized in the financial statements when probable of occurrence and can be estimated reliably.
Oil and Gas Royalty
Oil and gas revenue is recorded net of royalties payable in kind.
Shipping costs
Shipping and handling costs are included in Other operating expenses. Shipping and handling costs invoiced to customers are included in Operating revenues.
Research and Development
Research and development costs are expensed as incurred.
Emission Rights
Hydro accounts for government granted and purchased CO2 emission allowances at nominal value (cost) as an intangible asset. The emission rights are not amortized as they are either settled on an annual basis before year-end (matched specifically against actual CO2 emissions) or rolled over to cover the next year’s emissions; impairment testing is done on an annual basis. Actual CO2 emissions over the 95 percent level granted by the government are recognized as a liability at the point in time when emissions exceed the 95 percent level. Any sale of government granted CO2 emission rights is recognized at the time of sale at the transaction price. See note 16 for additional information.
Other Income (Expense), net
Transactions resulting in income or expense which are material in nature and from sources other than normal production and sales operations are classified as Other income and expense.
Income Taxes
Deferred income tax expense is calculated using the liability method in accordance with SFAS 109. Under this method, deferred tax assets and liabilities are measured based on the difference between the carrying value of assets and liabilities for financial reporting and their tax basis when such differences are considered temporary in nature. Deferred tax assets are reviewed for recoverability, and a valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized. Deferred income tax expense represents the change in deferred tax asset and liability balances during the year except for the deferred tax related to items charged directly to equity. Changes resulting from amendments and revisions in tax laws and tax rates are recognized when the new tax laws or rates become effective.
     Hydro recognizes the effect of uplift, a special deduction for petroleum surtax in Norway, at the investment date. Deferred taxes are not provided on undistributed earnings of most subsidiaries, as such earnings are deemed to be indefinitely reinvested.
Derivative Instruments
Hydro applies FASB Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities, as amended”, when accounting for derivatives, as well as when determining whether contracts are derivatives. Derivative financial instruments are marked-to-market with the resulting gain or loss reflected in net financial expense, except when the instruments meet the criteria for hedge accounting. Derivatives are classified as short-term if their final maturity date is within 12 months of the balance sheet date. If Hydro has master netting agreements, or the intention and ability to settle two

Notes to the consolidated financial statements	F 11
Norsk Hydro ASA and subsidiaries
or more derivatives net, they are presented net on the face of the balance sheet. Otherwise derivative contracts are presented gross at their fair value.
     Forward currency contracts and currency options are recognized in the financial statements and measured at fair value at each balance sheet date with the resulting unrealized gain or loss recorded in interest expense and foreign exchange gain (loss).
     Interest income and expense relating to swaps are netted and recognized as income or expense over the life of the contract. Foreign currency swaps are translated into Norwegian kroner at applicable exchange rates as of the balance sheet date with the resulting unrealized exchange gain or loss recorded in Financial income (expense), net. Swaption contracts are marked to their market value at each balance sheet date with the resulting unrealized gain or loss reflected in Financial income (expense), net.
     Derivative commodity instruments are marked-to-market with their fair value recorded in the balance sheet as either assets or liabilities. Adjustments for changes in the fair value of the instruments are reflected in the current period’s revenue and/or operating cost, unless the instrument is designated as a hedge instrument and qualifies for hedge accounting.
     Hedge accounting is applied when specific hedge criteria are met. The changes in fair value of the qualifying hedging instruments are offset in part or in whole by the corresponding changes in the fair value or cash flows of the underlying exposures being hedged. For cash flow hedges, gains and losses on the hedging instruments are deferred in Other Comprehensive Income (OCI) until the underlying transaction is recognized in earnings. When it is determined that a forecasted hedged transaction is not probable to occur, all the corresponding gains and losses deferred in OCI are immediately recognized in earnings. Any amounts resulting from hedge ineffectiveness for both fair value and cash flow hedges are recognized in current period’s earnings. For fair value hedges, both the changes in the fair value of the designated derivative instrument and the changes in the fair value of the hedged item are recognized currently in earnings.
     Energy contracts are accounted for according to EITF 02-3 “Issues involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”, and are recorded in the balance sheet at fair value unless those contracts qualify for the normal purchase or normal sale exemption. Energy contracts that do not meet the criteria of EITF 02-3 are treated as executory contracts with no gain or loss recognized prior to realization.
Share-Based Compensation
Hydro accounts for share-based compensation in accordance with Accounting Principles Board (APB) Opinion 25 as interpreted by FIN 28, and provides disclosures as required under the FASB Statement of Financial Accounting Standards No. 123 “Share-Based Payments”. For variable stock option awards and awards settled in cash, compensation cost is measured at the end of each period using the intrinsic method. For variable and cash settled awards where vesting depends on achieving a specified target share price increase, compensation cost is recognized when it is probable the performance criteria will be met. Compensation is charged to expense pro-rata over the vesting period.
     Hydro offers treasury shares to employees at discounted prices to encourage share ownership. Issuance of treasury shares at a discount to employees results in a charge to compensation expense based on the difference between the market value of the share at the date of issuance and the price paid by employees. For further information see note 4.
Pro Forma Information
The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123 to share appreciation rights.

In NOK millions,
except for earnings per share	2005	2004	2003

Net income, as reported	15,638	12,560	10,968
Add: share-based employee compensation expense included in reported net income, net of tax	48	8	—
Less: Total share-based compensation expense determined under the fair value method, net of tax	29	11	3
Pro-forma net income	15,657	12,557	10,965
Earnings per share:
Basic and diluted as reported	62.40	49.40	42.60
Basic and diluted, pro-forma	62.50	49.40	42.60

Employee Retirement Plans
Pension costs are calculated in accordance with FASB Statement of Accounting Standards No. 87 “Employers’ Accounting for Pensions” and FASB Statement of Accounting Standards No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Accumulated gains and losses in excess of 10 percent of the greater of the benefit obligation or the fair value of assets are amortized over the remaining service period of active plan participants.
Discontinued operations
When an asset or a group of assets are decided to be sold, they are reported as Assets held for sale in accordance with FASB Statement of Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, provided that certain criteria are met, including that it is probable that the sale will be completed within one year. When a component of the entity is sold or decided to be sold, it is reported as a Discontinued operation, provided that certain criteria are met. A component of the entity can be a reportable segment or a smaller unit which can be clearly distinguished, and for which separate financial information is available. Assets, liabilities, cash flows, results of operations and any gain or loss from disposal are excluded from Continuing operations and reported separately. Components to be disposed of other

F 12	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
than by sale are reclassified to Discontinued operations as of the date of disposal. Prior period’s assets, liabilities, cash flows and results of operations are reclassified to be comparable. Immaterial disposal groups are not classified as discontinued operations.
As a result of rounding adjustments, the figures in columns included in the financial statements may not add up to the total for that column.
Changes in Accounting Principles
Asset Retirement Obligations
In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 “Accounting for Conditional Asset Retirement Obligations”. This Interpretation is a clarification of the term “Conditional Asset Retirement Obligation” as used in Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” and requires an entity to recognize a liability for a legal obligation to perform asset retirement activities even though the retirement of the asset is conditional on a future event. Hydro has adopted FIN 47 as of 31 December 2005. The cumulative effect of the change in accounting principle related to FIN 47 is an after-tax decrease in net income of NOK 78 million.
     Effective 1 January 2003, Hydro adopted FASB Statement of Accounting Standards No. 143 “Accounting for Asset Retirement Obligations”. As a result of the new accounting standard, a positive after-tax effect of NOK 310 million was recorded as the cumulative effect of change in accounting principle in the Company’s 2003 results of 2003. For further information see note 21.
Inventory Cost
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 “Inventory Cost, an amendment of ARB 43, Chapter 4”. The standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recognized as current period charges rather than as a portion of the inventory cost. Hydro adopted the standard effective as of 1 July 2005. The impact of adopting SFAS 151 on Hydro’s financial statements has not been material.
Exchanges of Nonmonetary Assets
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. The statement amends APB 29 “Accounting for Nonmonetary Transactions”, FASB Statement of Financial Accounting Standards No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” and certain other standards. Hydro has implemented the provisions of SFAS 153 for nonmonetary exchange transactions as of 1 January 2005 with no material effect.
Suspended well cost
Effective for reporting periods beginning after the issuance date of 4 April 2005, the FASB Staff Position No. FAS 19-1 “Accounting for Suspended Well Costs” provides guidance in the accounting for exploratory well costs. Paragraph 19 of FASB Financial Accounting Standards Statement No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS 19) requires the cost of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. FSP FAS 19-1 amended SFAS 19 to allow suspended well costs to remain capitalized beyond one year from drilling if certain specific criteria are met and additional disclosures provided. Hydro has not recognized any changes to the amounts previously capitalized. For further information see note 27.
Consolidation of Variable Interest Entities
Effective 1 January 2004, Hydro adopted FASB Interpretation 46 (revised December 2003) “Consolidation of Variable Interest Entities” (FIN 46R), which is an interpretation of Accounting Research Bulletin No. 51 “Consolidated Financial Statements”, relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. These entities are referred to as variable interest entities or VIEs. FIN 46R provides guidance for determining which party retains the controlling financial interest in VIEs when such interest is achieved through arrangements other than voting rights. Implementation of the new requirements depended on when a company became involved with such entities. Because Hydro did not become involved with any new VIEs during the period 31 January to 31 December 2003 or have any interests in Special Purpose Entities (SPEs) as of 31 December 2003, implementation of the Interpretation was required as of 31 March 2004. See note 26 for additional information.
Contractual Mineral Rights
The FASB issued FSP FAS 142-2 “Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil- and Gas-Producing Entities” on 2 September 2004. This FSP is effective for the first reporting period beginning after the issuance date and clarifies that the costs for acquiring contractual mineral rights in oil and gas properties would continue to be recorded as those for tangible assets. It also addresses whether the scope exception within SFAS 142 for the accounting as pre-scribed in SFAS 19 extends to the balance sheet classification and disclosures for drilling and mineral rights of oil- and gas-producing entities. The FSP concluded that the scope exception in SFAS 142 extends to the balance sheet classification and disclosure provisions for such assets. The FSP confirms Hydro’s current practice.

Notes to the consolidated financial statements	F 13
Norsk Hydro ASA and subsidiaries
Energy contracts
Effective 1 January 2003, Hydro adopted EITF 02-3 “Issues involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”. This standard requires only energy contracts that meet the definition of a derivative according to FASB Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” and are held for trading, be recorded in the balance sheet at fair value. Other energy contracts are recorded at the lower of historical cost and fair market value. This change applies to contracts entered into before 25 October 2002. For contracts entered after 25 October 2002, the regulation applied from initial recognition. As a result of the new regulation, a negative after-tax effect of NOK 29 million was recorded as a cumulative effect of a change in accounting principle in the Company’s 2003 result.
Exit costs
Effective 1 January 2003 Hydro adopted FASB Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. The standard supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” and changed accounting for costs related to closing and restructuring an activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit plan. Termination benefits for involuntary termination of employees that are not required to render services beyond a minimum retention period are expensed as of the date of employee notification.
New Pronouncements
Share-Based payment
In December 2004 the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment”. The revised standard requires all share-based payment plans to be recognized in the financial statements at fair value. Hydro will adopt SFAS 123 (R) as of 1 January 2006. The impact of the revised standard is not expected to be material for Hydro’s current share-based payment plans.
Accounting Changes and Error Corrections
In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. The standard applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. It generally requires retrospective application to prior periods’ financial statements for changes in accounting principles. The Standard is effective for accounting changes and error corrections occurring in periods beginning after 15 December 2005.
Inventory Counterparty Purchases and Sales
During 2005 the FASB ratified the consensus reached by the EITF on Issue No. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. The EITF concluded that inventory purchase and sale transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29 (nonmonetary exchanges). The EITF also concluded that exchanges of inventory should be recognized at carryover basis except for exchanges of finished goods for either raw materials or work-in-process, which would be recognized at fair value. Issue No. 04-13 is effective for new arrangements entered into in the first interim period beginning after March 15, 2006. Hydro will implement EITF 04-13 no later than second quarter of 2006 with no material impact expected.
Altersteilzeit (ATZ) Early Retirement Programs
In June 2005 the EITF reached a consensus on Issue No. 05-05 “Accounting for the Altersteilzeit Early Retirement Programs and Similar Type Arrangements”. An Altersteilzeit Type II program is an early retirement program supported by the German government. This Issue addresses the accounting treatment of the annual bonus and additional pension contributions. The EITF consensus is that employee benefits provided under a Type II ATZ arrangement should be accounted for as a termination benefit under the FASB Statement of Financial Accounting Standards No. 112 “Employers’ Accounting for Postemployment Benefits”. Recognition of the cost of the benefits begins at the time individual employees enroll in the ATZ arrangements (e.g., sign a contract). The German government provides a subsidy to an employer related to the early retirement benefit payments if the employer has hired replacement employees. The EITF concluded that subsidies received under the ATZ arrangements should be accounted for when the employer meets the criteria necessary to receive the subsidy. The consensus is effective for plans within its scope in the first fiscal year that begins after 15 December 2005. Hydro has operations in Germany and is currently evaluating the accounting impact but does not expect the adoption of EITF 05-05 to materially impact the results of operations or financial position.
Recognition of buy/sell arrangements
In February 2005, the SEC issued guidance requiring companies to provide disclosures about their buy/sell arrangements. A buy/sell arrangement is one in which a company buys and sells a commodity with the

F 14	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
same counterparty under a single contract or separate contracts entered into concurrently. The first issue, recently discussed by the EITF and now addressed by EITF 04-13, concerns whether such buy/sell arrangements should be considered non-monetary exchanges accounted for at historical cost in accordance with APB Opinion No. 29, and, if so, when, if at all, could such arrangements be accounted for at fair value. A second issue is whether buy/sell arrangements should be presented gross as revenue and expense in the income statement, or whether such arrangements should be presented net.
     Hydro currently presents the trading of derivative commodity instruments and physical commodities where net settlement occurs on a net basis, with the margin included in operating revenues. Trading of physical commodities, which are not net settled, are generally presented on a gross basis in the income statement. Hydro has reviewed its presentation of certain buy/sell arrangements whereby commodities are sold and bought with the same counterparty. Hydro has concluded that net presentation on the income statement is a better representation of the underlying business purpose of certain contracts. As a result, effective 1 January 2005, these arrangements have been presented net in the income statement. These arrangements were previously presented gross in the income statement, and have been reclassified for comparison purposes. Total revenue under these contracts was NOK 1,534 million for 2004 and NOK 1,983 for 2003.

Note 2
Business combinations, dispositions and demerger

During the three years ended 31 December 2005, Hydro entered into the following significant business combinations and dispositions.
2005 Acquisitions
In September 2005 Hydro issued an offer to acquire Spinnaker Exploration Company (Spinnaker), a US based public company. The acquisition substantially increased Hydro’s presence and growth potential in the US Golf of Mexico. The transaction was completed 13 December after approval of Spinnakers shareholders and US authorities, and is reflected in Hydro’s consolidated results from that date. Spinnaker was engaged in exploration, development and production of oil and gas, mainly in the Gulf of Mexico. The consideration for all outstanding shares, including direct acquisition costs, amounted to NOK 16,534 million (USD 2,458 million).
     Assets acquired and liabilities assumed have been recognized at estimated fair value. The majority of the fair values are allocated to developed and undeveloped oil and gas properties. Seismic database licenses controlled by Spinnaker, and rights to acquire such licenses by paying a change of control fee have been allocated a combined value of around NOK 500 million, of which NOK 320 million relates to database licenses that Hydro gained control of upon the acquisition. As Hydro uses the successful effort method of accounting for oil and gas exploration, this part of the purchase price was expensed as Exploration expense at acquisition. The remaining net value of NOK 180 million will be expensed as the rights to acquire the seismic database licenses are exercised or expire during 2006. The allocation results in recognition of goodwill. The main contributors to goodwill are the difference between nominal deferred tax and the present value of deferred tax, and certain seismic information not qualifying for separate recognition as intangible assets. The allocation of purchase price is provisional, and may be changed as further information about the acquired assets and liabilities assumed becomes known through remaining planned analyses of expected reserves in oil and gas properties and intangible assets.

PRELIMINARY ALLOCATION OF PURCHASE PRICE:

Amounts in NOK million

Cash and cash equivalents	89
Other current assets	1,094
Property, plant and equipment	18,869
Goodwill	2,991
Short-term liabilities	(886)
Long-term liabilities	(5,622)

Estimated fair value of the net assets of Spinnaker	16,534

2005 Dispositions
In November 2005 Hydro agreed to sell its 68.8 percent ownership share in BioMar Holding A/S for a total consideration of NOK 947 million. The transaction was completed in December after approval of the relevant authorities, and resulted in a gain of NOK 693 million. BioMar was included in Other activities.
2004 Acquisitions
No major acquisition were agreed or completed during 2004.
2004 Dispositions
In June 2004, Hydro sold its German based alumina activities consisting of the 50 percent stake in the non-consolidated investee Aluminium Oxid Stade GmbH, the related chemical grade alumina business and the dedicated bauxite supply source represented by Hydro’s 10 percent share in Halco (Mining) Inc. The total consideration was NOK 677 million. The dispositions resulted in a total gain of NOK 35 million. In December 2003, Hydro entered into an agreement to sell 80.1 percent of Pronova Biocare for NOK 165 million. The sale was completed in January 2004, resulting in a gain of NOK 110 million.
2003 Acquisitions
No major acquisition were agreed or completed during 2003.
2003 Dispositions
During 2003, Hydro sold non-core subsidiaries and ownership interests for a total consideration of NOK 7.0 billion. The dispositions resulted in a total gain of NOK 995 million. In September 2002, KFK (later renamed BioMar Holding AS) entered into agreements to sell its Swedish feed and grain activities for approximately NOK 450 million. The sale was completed in January 2003 after approval from competition authorities. In December 2002, Hydro entered into an agreement for the sale of the Flexible Packaging unit for a total consideration of approximately NOK 3 billion. Flexible Packaging was acquired as part of the VAW acquisition in first quarter 2002, and is part of Other activities. The transaction was completed in April 2003, and did not result in any significant gain or loss. In June, Hydro transferred its interest in Sundsfjord Kraft ANS in exchange for 20.2 percent of the shares of SKS Produksjon AS resulting in a gain of NOK 326 million. In July, Hydro entered into an agreement for the sale of Carmeda AB, for approximately NOK 180 million, resulting in a gain of NOK 139 million. In September, Hydro entered into an agreement to sell its stake in Skandinaviska Raffinaderi AB (Scanraff) for approximately NOK 1.3 billion. The sale was completed in December, resulting in a gain of NOK 490 million. The agreement included the possibility of a price adjustment depending on the development in refinery

Notes to the consolidated financial statements	F 15
Norsk Hydro ASA and subsidiaries
margins during 2004 and 2005. High refinery margins during 2004 and 2005 have resulted in additional gain of NOK 59 million recognized in 2004 and NOK 65 million recognized in 2005.
Pro forma Information (Unaudited)
The following unaudited pro forma information has been prepared assuming Spinnaker Exploration Company was acquired as of the beginning of the periods presented.

Amounts in NOK million	2005	2004

Operating revenue	176,357	155,726
Operating income	45,121	29,621
Income before cumulative effect of change in accounting principles.	14,589	10,832
Net income	14,511	10,832

Earnings per share	57,90	42,60

The pro forma information has been prepared for comparability purposes only, and does not purport to be indicative of what the results of operations would have been had the transaction occurred on the dates described above. The pro forma information is based on Hydro’s reported results for 2005 and 2004. For Spinnaker, the pro forma information is based on their financial statements for 2004, and management accounts for 2005. Spinnaker’s results have been adjusted for the major effects of differences between full cost accounting and successful effort accounting for exploration for oil and gas.
     Spinnaker’s results have been translated into Norwegian kroner at average exchange rates for the periods. Pro forma adjustments are made for depreciation of fair value adjustments, mainly related to producing oil and gas fields which are depreciated according to the unit-of-production method based on proved reserves. Such depreciations are high as the acquisition took place during a period with substantially higher oil and gas prices than prices experienced in the period covered by the pro forma information. In addition, finance cost for the acquisition cost and deferred tax related to the above is included.
     The effect of the remaining acquisitions and dispositions for 2005 and 2004 is not significant.
Demerger 2004
In November 2003, Hydro’s Board of Directors concluded a plan to demerge the Company’s Agri activities and transfer the operations to a newly formed company, Yara International ASA. The plan was approved by the an Extraordinary General Meeting on 15 January 2004. The demerger was completed on 24 March 2004 and Yara was listed on the Oslo Stock Exchange with effect from 25 March 2004. Under the demerger plan, the demerger had financial effect from 1 October 2004. From this date, Yara International ASA assumed the risk of the agri activities. The demerger was reflected in the accounts as of the completion date, 24 March 2004. In the demerger process, substantial assets and liabilities, including subsidiaries and non-consolidated investees, were transferred to Yara. As a result of the demerger, Hydro’s share capital was reduced by 8.5 percent, representing the estimated relative value of the transferred Agri activities compared to the business activity retained by Hydro. The total equity reduction amounted to NOK 7,614 million. In accordance with the demerger plan, adjustments to the equity reduction may occur relating to the allocation of certain costs and liabilities where amounts are not fully determinable. Revisions are possible through the end of 2009. Possible related adjustments are not expected to be material.
     At the completion date, Hydro’s shareholders received shares in Yara International ASA equal to 80 percent of the to total value of Yara, based on a valuation completed at the time of the demerger plan (November 2003). The remaining shares in Yara International ASA were owned by Norsk Hydro ASA. The Company has subsequently sold its share holdings in Yara in connection with the demerger transaction. The demerger was reflected in the Company’s accounts based on historical values of the transferred assets and liabilities. Hydro did not recognize any gain or loss, or received any proceeds, as a result of the demerger transaction. Hydro received proceeds of NOK 2,619 million, and recognized a gain of NOK 533 million, from sale of its 20 percent ownership in Yara in March 2004. The gain is included in “Income from discontinued operations”.
     Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.
Income from discontinued operations
Income from discontinued operations includes operating results from activities which, according to the demerger plan, have been transferred to Yara International ASA. Effects directly related to Yara activities, the demerger process and Hydro’s sale of Yara shares are included. Results from Yara activities includes net income from subsidiaries transferred in the demerger. In addition income and expenses in Norsk Hydro ASA and certain holding companies abroad directly related to the Yara activities are included to the extent these activities are transferred to Yara or are terminated as a direct consequence of the demerger of Yara. Income from discontinued operations also includes financial expense related to loans in companies transferred to Yara. No financial expenses related to loans retained in Hydro are allocated to discontinued operations. External fees and similar expenses related to the waiving of Yara’s joint liabilities for certain of Hydro’s loans, and expenses directly related to the demerger process and Hydro’s sale of Yara shares are included. Hydro’s gain on sale of its shares in Yara International ASA, after direct sales expenses and tax, amounted to NOK 385 million. Tax is allocated to the sales gain based on tax rules enacted at the time of sale.
     For prior periods, assets and liabilities transferred to Yara in the demerger process are included in “Assets of discontinued operations” and “Liabilities of discontinued operations”, respectively. This includes assets and liabilities in subsidiaries transferred to Yara, assets and liabilities in business units separated from Hydro’s other activities for which separate accounts exists in addition to other identified assets transferred to Yara.
     Cash flows from discontinued operations includes cash flows from activities transferred to Yara and expenses directly related to the demerger. In addition, cash flows include Hydro’s sale of its shares in Yara immediately after the demerger in the amount of NOK 2,619 million, and Yara’s repayment of debt to Hydro in the amount of NOK 7.1 billion.
     The major part of discontinued activities relates to the Agri business area within Hydro’s segment reporting. Minor amounts also relate to Pronova which is included within Other businesses. In addition, Corporate and eliminations reflect the transfer to Yara of certain activities previously reported as part of Corporate, and demerger costs included in Corporate for 2003.
     Prior periods are restated to be presented on a comparable basis. The following table summarize financial information for the discontinued operations for the periods they are included in Hydro’s financial statements.

F 16	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

SUMMARY OF FINANCIAL DATA FOR DISCONTINUED OPERATIONS

NOK million	2005	2004	2003

Operating revenues	—	10,036	38,334
Operating income	—	936	2,633
Non-consolidated investees	—	131	610
Financial income (expense), net	—	(88)	47
Other income, net	—	—	40

Income before taxes and minority interest	—	979	3,330
Income tax expense	—	(307)	(1,015)
Minority interest	—	26	(3)

Income before sale of shares	—	698	2,312
Gain from sale of shares	—	533	—
Tax on gain from sale of shares	—	(148)	—

Net income US GAAP	—	1,083	2,312

31 December
NOK million	2005	2004

Current assets	—	—
Non-current assets	—	—

Total assets	—	—

Current liabilities	—	—
Long-term liabilities	—	—
Minority interest	—	—

Discontinued operations, net US GAAP	—	—

NOK million	2005	2004

Net cash provided by operating activities	—	838
Net cash provided by (used in) investing activities1)	—	8,840
Net cash used in financing activities	—	(109)
Foreign currency effects on cash flows	—	5

Net cash provided by discontinued operations	—	9,574

1)	Includes proceeds from sale of Yara shares and loan repayments from Yara.

Note 3
Consolidated shareholders’ equity

Norsk Hydro ASA had authorized and issued 258,954,428 ordinary shares having a nominal value of NOK 18.30 per share as of 31 December 2005 and 2004. As of 31 December 2003 Norsk Hydro ASA had authorized and issued 266,596,650 ordinary shares having a nominal value of NOK 20 per share. As of 31 December 2005, 8,815,964 shares were treasury stock resulting in 250,138,464 outstanding ordinary shares, and as of 31 December 2004, outstanding ordinary shares were 250,839,230. Remaining treasury stock may be used as consideration in connection with commercial transactions or share schemes for the employees and representatives of the Corporate Assembly and the Board of Directors. The weighted average number of outstanding shares used for calculating basic and diluted earnings per share was 250,807,304 for the year 2005, 254,411,433 for 2004 and 257,528,511 for 2003.
     In December 2004, an extraordinary General Meeting approved a capital reduction by cancellation of 2,808,810 treasury shares acquired in 2004 in a buyback program approved by the 2004 Annual General Meeting. These shares were acquired at a market price of NOK 1,239 million. The extraordinary General Meeting also authorized the redemption of 2,191,190 shares owned by the Norwegian State. As compensation, the State received NOK 981 million. The cancellation and redemption were completed in February 2005. In addition, the General Meeting authorized a new buyback program limited to 5,617,621 shares. As part of this program, a total of 10 million shares may be cancelled, including shares owned by the Norwegian State. A decision to cancel any of the shares repurchased requires approval by a minimum of two-thirds of the shares represented at a future General Meeting.
     In January 2004, an extraordinary General Meeting approved a capital reduction by cancellation of 1,484,300 treasury shares acquired in 2003 for a market price of NOK 555 million. The General Meeting also authorized the redemption of 1,157,922 shares owned by the Norwegian State. As compensation, the State received NOK 445 million. The cancellation and redemption were completed on 17 March 2004. In addition, the General Meeting approved the demerger of Norsk Hydro ASA, resulting in reduction of the nominal value of each Hydro share from NOK 20 to NOK 18.30. Each shareholder received one share in the newly established Yara International ASA, with a nominal value of 1.70 for each Hydro share. The demerger was completed on 24 March 2004.
     In 2005, Hydro sold 233,634 shares of its treasury stock to employees for a price of NOK 122 million.

Notes to the consolidated financial statements	F 17
Norsk Hydro ASA and subsidiaries

CONSOLIDATED SHAREHOLDERS’ EQUITY

Amounts in NOK million	Ordinary Shares issued		Additional	Total		Treasury Stock		Accumulated	Total
except number of shares	Norsk Hydro ASA		paid-in	paid-in	Retained	Norsk Hydro ASA		other compre-	shareholders’
in thousands	Number	Amount	capital	capital	earnings	Number	Amount	hensive income	equity

Balance 31 December 2002	266,597	5,332	15,088	20,420	63,260	(8,636)	(3,052)	(4,761)	75,867

Net income 2003					10,968				10,968
Dividend declared and paid (NOK 10.50 per share)					(2,711)				(2,711)
Minimum pension liability								(113)	(113)
Hedge of net investment								(333)	(333)
Cash flow hedges								35	35
Purchase of treasury stock						(1,484)	(555)		(555)
Treasury stock reissued to employees			(17)	(17)		235	83		66
Foreign currency translation								4,856	4,856

Balance 31 December 2003	266,597	5,332	15,071	20,403	71,517	(9,885)	(3,524)	(316)	88,080

Net income 2004					12,560				12,560
Dividend declared and paid (NOK 11.00 per share)					(2,811)				(2,811)
Net unrealized gain on securities								(2)	(2)
Minimum pension liability								(132)	(132)
Hedge of net investment								320	320
Cash flow hedges								(339)	(339)
Purchase of treasury stock						(2,809)	(1,239)		(1,239)
Treasury stock reissued to employees			19	19		285	102		121
Cancellation treasury stock	(4,294)	(82)	(1,511)	(1,593)	2	4,294	1,591		—
Redeemed shares, the Norwegian State	(3,349)	(63)	(1,363)	(1,426)					(1,426)
Demerger Yara International ASA		(448)	(1,749)	(2,197)	(5,957)			540	(7,614)
Foreign currency translation								(1,628)	(1,628)

Balance 31 December 2004	258,954	4,739	10,467	15,206	75,311	(8,115)	(3,070)	(1,557)	85,890

Net income 2005					15,638				15,638
Dividend declared and paid (NOK 20.00 per share)					(5,021)				(5,021)
Net unrealized gain on securities								(9)	(9)
Minimum pension liability								(510)	(510)
Hedge of net investment								33	33
Cash flow hedges								(751)	(751)
Purchase of treasury stock						(934)	(608)		(608)
Treasury stock reissued to employees			33	33		234	88		122
Foreign currency translation								711	711

Balance 31 December 2005	258,954	4,739	10,500	15,239	85,928	(8,816)	(3,590)	(2,083)	95,495

F 18	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

COMPONENTS OF TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME

	Net unrealized	Net unrealized	Net gain	Minimum	Net foreign	Total accumulated
	gain	gain (loss)	cash	pension liability	currency translation	other comprehen-
Amounts in NOK million	on securities	investment hedge	flow hedge	adjustment	loss	sive income (loss)

Balance 31 December 2002	11	81	1,114	(883)	(5,084)	(4,761)
Balance 31 December 2003	11	(252)	1,149	(996)	(228)	(316)
Balance 31 December 2004	9	102	810	(814)	(1,664)	(1,557)
Balance 31 December 2005	—	135	59	(1,324)	(953)	(2,083)

CHANGES IN OTHER COMPREHENSIVE INCOME AND RELATED TAX EFFECTS

	31 December 2005			31 December 2004 1)			31 December 2003
Amounts in NOK million	Pretax	Tax	Net	Pretax	Tax	Net	Pretax	Tax	Net

Net unrealized gain on securities	(12)	3	(9)	(3)	1	(3)	—	—	—

Net investment hedge	—	—	—	445	(125)	320	(462)	129	(333)
Companies sold	33	—	33	—	—	—	—	—	—

Net investment hedge	33	—	33	445	(125)	320	(462)	129	(333)

Cash flow hedge	(782)	219	(563)	(214)	60	(154)	385	(112)	272
Less: Reclassification of hedging gain	(261)	73	(188)	(256)	71	(185)	(331)	94	(237)

Net cash flow hedge	(1,043)	292	(751)	(470)	131	(339)	54	(18)	35

Minimum pension liability adjustment	(744)	234	(510)	(189)	57	(132)	(182)	69	(113)

Foreign currency translation	1,081	—	1,081	(1,625)	—	(1,625)	4,650	—	4,650
Companies sold	(370)	—	(370)	(3)	—	(3)	206	—	206

Net foreign currency translation	711	—	711	(1,628)	—	(1,628)	4,856	—	4,856

Total change in other comprehensive income	(1,055)	529	(526)	(1,845)	64	(1,781)	4,266	180	4,445

1)	Effects of the Yara demerger, NOK 540 million, are not included in the changes specified.

Notes to the consolidated financial statements	F 19
Norsk Hydro ASA and subsidiaries

Note 4
Remuneration and Share-Based Compensation

Members of the board of directors are elected for two-year terms. Remuneration to the Board of Directors consists of the payment of fees, and is based on the position of the board member and specific board committee appointments. Board fees for 2005 as well as any outstanding loans and share ownership as of 31 December 2005 are shown in the table below. Hydro did not have any guarantees made on the behalf of any of the board members during 2005.

	Board	Outstanding	Number
Board Member	Fees 1)	Loans 1) 2)	of Shares 3)

Jan Reinås	470	—	—
Borger A. Lenth	420	—	144
Elisabeth Grieg	280	—	6,080
Håkan Mogren	245	—	—
Ingvild Myhre	245	—	—
Kurt Anker Nielsen	280	—	—
Geir Nilsen 4)	230	300	78
Terje Friestad 4)	280	50	259
Odd Semstrøm 4) 5)	84	—	152
Sten Roar Martinsen 4) 6)	146	—	—

Total Board fees – 2005	2,680

1)	Amounts in NOK thousands.

2)	Mr. Nilsen’s loan is at an interest rate of 3.0-3.6 percent and has a repayment period of 4.5 years. Mr. Friestad’s loan is at an interest rate of 3.0 percent and has a repayment period of 2.5 years. Both loans are extended to the board members under an employee benefit scheme applicable to all employees in Norway.

3)	Number of shares includes related party share holdings as of 31 December 2005, in addition to the shares held directly by the board member.

4)	Employee representative on the board elected by the employees in accordance with Norwegian company law. As such, these individuals are also paid regular salary, remuneration in kind and pension benefits that are not included in the table above.

5)	Employee board representative until 12 May 2005.

6)	Employee board representative from 12 May 2005.
Corporate Management Board Remuneration
Hydro has a compensation system for top management consisting of three elements, fixed salary, performance-related bonus and share-based compensation (share appreciation rights). The fixed salary, or base pay, reflects the continuous performance of management and is in line with Hydro’s general policies for the determination of base pay. The annual bonus scheme is linked to the achievement of targets in the business plans for the various units. The intention of the stock option plan is to place management focus on the long-term creation of shareholder value.
     The president is entitled to retire at 60 years of age with a pension benefit representing around 65 percent of his base salary. In the event that employment of Mr. Reiten terminates for reasons other than serious misconduct, he has the right to salary for a three-year period, but not to extend beyond 60 years of age. Hydro’s obligation can be reduced by salary received or pension rights accrued from other sources. Out of the other members of the Corporate Management Board, three members have a retirement age of 62 years of age, and one member has a retirement age of 65 years of age.
Bonus is limited to a maximum of one-twelfth of their annual salary for employees. For approximately 100 managers with substantial responsibility for performance, the bonus is limited to a maximum of two-twelfths of their annual salary. For top management, approximately 30 managers, the bonus is limited to a maximum of one-fourth of their annual salary. For the president, the upper limit of the bonus is one-half of his annual salary. It is the actual improvements of Hydro’s activities that is measured and rewarded.
     Corporate management board salaries, bonus for 2004 paid in 2005, and the increase in the estimated value of pension benefits for 2005, as well as any loans outstanding as of 31 December 2005 are shown in the table below. Hydro did not have any guarantees made on the behalf of any of the corporate management board members during 2005.

					Estimated
					Change in
Corporate		Exercise	Remu-		Value of	Out-
Management		of Options	neration		Pension	standing
Board	Salary 1)	1)2)	in kind 1)	Bonus 1)	Benefits 3)	Loans 1)4)

E. Reiten	4,741	3,141	227	1,500	5,061	—
J.O. Ottestad	2,502	—	169	374	3,109	—
J.H. Nilsen 4)	2,924	—	210	453	2,134	155
T. Torvund 4)	3,165	—	220	419	2,144	944
H. Aasheim 5)	457	—	31	—	329	—
A.B. Gjørv 6)	567	—	50	257	203	—

1)	Amounts in NOK thousands.

2)	Mr. Reiten exercised 9,320 options on 10 November 2005 at an exercise price of NOK 331.14; the average of the five preceding trading days share price was NOK 668.20.

3)	Estimated change in value of pension benefit is calculated as the increase in Projected Benefit Obligations (PBO) calculated with stable assumptions. As such, the number includes both the annual accrual of pension benefits and the interest element related to the total accrued pension benefits.

4)	The loan to Mr. Nilsen was entered into prior to 30 July 2002. The loan has an interest rate of 3 percent and a repayment period of 7.5 years. The beginning balance of the loan to Mr. Torvund was entered into prior to 30 July 2002. During 2005, new loans of NOK 575,000 were entered into. Mr. Torvund’s total loans are in the process of being repaid and will be finalized in March 2006. The loans to Mr. Torvund have an interest rate between 3.0-3.6 percent. The loans to Mr. Nilsen and Mr. Torvund are issued under an employee benefit scheme applicable to all employees in Norway.

5)	Ms. Aasheim joined Hydro as a member of the corporate management board on 1 October 2005.

6)	Ms. Bech Gjørv stepped down from the corporate management board on 1 May 2005.

Executive Management Share-Based Compensation
Hydro has an Executive Stock Option Plan for each of the years 2002, 2003, 2004 and 2005. The Executive Stock Option Plan awards are granted each year to approximately 30 Hydro executives, including the president and CEO and the corporate management board. All of the plans are in the form of Stock Appreciation Rights (SARs), as the plans are cash settled upon exercise of the options. Compensation expense related to these plans is recognized using the intrinsic method. See note 1 for further information.
     In June 2005 the Board of Directors approved the 2005 Executive

F 20	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Stock Option Plan for corporate officers and certain key employees, authorizing 118,000 stock options (SARs). On 1 July 2005, 28 Hydro executives were granted a total of 118,000 SARs, with a vesting period of 3 years, an exercise period of 3 years and an exercise price of NOK 622 when the market price was NOK 603. As of 31 December 2005, 118,000 SARs were outstanding, with a remaining contractual life of five and one-half years, none of which were vested and therefore not exercisable.
     For all four plans, in order to remain eligible to exercise vested SARs in the future and to receive new grants, plan participants are required to convert the net after-tax value of exercised SARs into an equivalent value of Hydro shares. All net proceeds from the exercise of the SARs must be converted into Hydro share ownership until, at a minimum, a share value holding of between 50 percent and 200 percent of their annual salary is achieved. The minimum share holding is established based on management position, with the president and CEO required to maintain 200 percent of base pay, members of the corporate management board required to maintain 100 percent of salary and all other plan participants required to maintain a investment value in Hydro shares equal to 50 percent of their salary.
     Corporate management board SAR activity during 2005, as well as year-end SARs outstanding and year-end share ownership are given in the table below.

							Weighted	Intrinsic	Number
							Average	Value of	of
							Exercise Price	Outstanding	Shares
Corporate		SARs	SARs		SARs	SARs Out-	of SARs Out-	Options	Held
Management	SARs	Granted	Vested	SARs	Exercised	standing	standing as of	(NOK	31.12.
Board	31.12.2004	01.07.2005	in 2005	Forfeited 1)	in 2005	31.12.2005	31.12.2005	Thousands)2)	20053)

Eivind Reiten	35,000	15,000	9,320	680	9,320	40,000	492.16	8,034	13,664
John O. Ottestad	24,000	10,000	6,524	476	—	33,524	459.12	9,111	8,261
Jon-Harald Nilsen	24,000	10,000	6,524	476	—	33,524	459.12	9,111	293
Tore Torvund	24,000	10,000	6,524	476	—	33,524	459.12	9,111	3,686
Hilde Aasheim 4)	—	—	—	—	—	—	—	—	—
Alexandra Bech Gjørv 5)	21,000	—	6,524	476	6,524	14,000	398.81	4,119	2,203

1)	SARs amounting to 6,8 percent of total number granted were forfeited as the total shareholder return target was not achieved during the vesting period.
2)	Share price 31 December 2005 less exercise price multiplied by the number of SARs outstanding as of year-end.
3)	Number of shares held includes related party share holdings as of 31 December 2005, in addition to the shares held directly by the corporate management board member.
4)	Ms. Aasheim joined Hydro as a member of the corporate management board on 1 October 2005.

5)	Ms. Bech Gjørv stepped down from the corporate management board on 1 May 2005.

For all four plans, upon exercise the option holder receives a cash payment equal to the difference between the exercise price and the average market price of the Company’s stock for the five trading days previous to exercise date. Similar to the 2005 SAR plan, the 2004 plan has a 3-year vesting period and an exercise period of 3 years. The 2003 and 2002 plans have a vesting period of 3 years and an exercise period of 2 years. In addition, the option vesting schedules for the 2003 and 2002 plans are based on total shareholder return, as defined in the 2002 and 2003 plans. If shareholder return is less than 12 percent between the grant date and vesting date, none of the granted options vest. If the shareholder return is between 12 percent and 20 percent over the vesting period, the corresponding percentage of options that vest increases linearly between 20 percent and 100 percent. On 30 June 2005, the vesting date for the 2002 SARs, the total shareholder return target of 20 percent was not met, and only 93,2 percent of the total of 92 500 granted options were vested. Vesting of the 2003 SARs is dependent on the total shareholder return between 1 July 2003 and 30 June 2006. The 2004 and 2005 plans do not contain a vesting requirement based on total shareholder return.
     The fair value at grant date is measured using a Black-Scholes option pricing model. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Hydro’s stock options may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The following estimates were used to estimate the option fair value at grant date for 2005, 2004 and 2003:

	2005	2004	2003

Expected option life at grant date	4.0	4.0	4.0
Risk-free interest rate	2.78%	3.35%	3.87%
Expected volatility	25.32%	25.79%	26.79%
Expected Dividend per share, NOK	20.00	12.00	11.50
Estimated weighted average fair value per option, NOK	95.65	69.95	47.87
Fair value of total options granted during fiscal year, NOK thousands	11,287	8,743	4,667

Notes to the consolidated financial statements	F 21
Norsk Hydro ASA and subsidiaries

				Weighted
		Weighted		Average
		Average	Exercise	Market
		Exercise	Price at	Price at	Vesting	Exercise
Share Appreciation Rights 1)	Options	Price (NOK)	Grant Date	Grant Date 2)	Period	Period

Outstanding 1 January 2003	175,000	374.80

Granted 8 August - 15 September 2003	97,500		321.62	341.03	Grant Date — 30.06.2006	01.07.2006 — 30.06.2008
Exercised	—
Forfeited	—
Expired	—

Outstanding 31 December 2003	272,500	345.98

Exercisable 31 December 2003	—

Granted 9 September 2004	125,000		476.00	446.50	09.09.2004 — 30.06.2007	01.07.2007 — 30.06.2010
Exercised	—
Forfeited	(82,500)	390.40
Expired	—

Outstanding 31 December 2004	315,000	385.68

Exercisable 31 December 2004	—

Granted 1 July 2005	118,000		622.00	603.00	01.07.2005 — 30.06.2008	01.07.2008 — 30.06.2011
Exercised	(62,910)	331.14
Forfeited 3) 4)	(9,790)	327.74
Expired	—

Outstanding 31 December 2005	360,300	474.17

Exercisable 31 December 2005	23,300	331.14

1)	All options granted and then canceled or exercised related to the 2004 Yara de-merger are excluded from this table.
2)	Close of day share prices, adjusted for changes in group structure, as appropriate.
3)	Stock options granted in 2002 totaling 6,290 (6.8 percent of total number options granted) forfeited as of 30 June 2005. Options were forfeited as the total shareholder return target was not met during the vesting period.
4)	Includes options totaling 3,500 that were forfeited upon resignation from the Company.

United Kingdom Employee Share-Based Compensation
In 1988, Hydro established a stock option share purchase program for employees in the United Kingdom. The stock option purchase program is organized in an independent trust. The trust acquired shares in the market at the time the options were granted. The last options were granted in July 2002 and the program will be operational until July 2012, when the last remaining options expire. The program consists of three different schemes following amendments to the original scheme rules.
     Each year the employees were given the option to acquire a limited number of shares at a fixed price during a period from the third to the tenth year from the grant date. The exercise price of the shares equals the share price at the time the options were granted. During 2003, 34,867 options were exercised and a total of 3,653 options expired. At year-end 2003, 199,897 options were outstanding and the trust kept a balance of 210,649 shares. During 2004, 104,120 options were exercised and 8,274 options expired. At year-end 2004 87,503 options were outstanding and the trust’s balance of shares at 31 December 2004 was 122,916. During 2005, 51,593 options were exercised and 970 options expired. At year-end 2005 34,917 options were outstanding and the trust’s balance of shares at 31 December 2005 was 122,916. Activity during 2005 is given in the table below.

	Average	Strike
	Number	Price
	of Shares	(NOK)	1)

Options outstanding as of 31 December 2004	87,503	345.98
Options Exercised during 2005	51,593	352.82
Options Expired during 2005	993	342.34
Options Outstanding as of 31 December 2005	34,917	337.44

1)	Presentation in NOK is based on a translation from GBP using the 31 December 2005 exchange rate of 11.652.

F 22	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Employee Share Purchase Plan
Hydro has established a subsidized share-purchase plan for employees in Norway. The Norwegian plan payout is based on share price performance and is therefore share-based compensation. Under the plan, Hydro employees receive a NOK 1,500 share-purchase rebate to purchase shares of Norsk Hydro, which corresponds to a 20 percent discount from the market price. If shareholder return, as defined by the plan, meets or exceeds 12 percent in the period from 1 January to 31 December (the measurement period), employees receive an additional rebate of NOK 4,500, for a total rebate of NOK 6,000. The total rebate of NOK 6,000 corresponds to a 50 percent discount from the market price. The award share price is the employee’s actual cost per share based on the market price less rebate at the award date. Employees are eligible to receive an offer to purchase shares under this plan if they are 1) employed by Norsk Hydro ASA or a 90 percent or more owned Norwegian subsidiary, and 2) are employed as of 31 December through the date of the offer of the share-purchase (typically late February or early March of the following year).
     Details related to the employee share-purchase plan are given in the table below.

Performance
Measurement	01.01.05-	01.01.04-	01.01.03-	01.01.02-
Period	31.12.05	31.12.04	31.12.03	31.12.02

Total shareholder return performance target achieved	≥ 12%	≥ 12%	≥ 12%	<12
Employee rebate, NOK	6,000	6,000	6,000	1,500
Employee rebate, percent	50%	50%	50%	20%
Award share price, NOK	—	260.25	212.25	223.92
Total number of shares issued to employees	—	233,634	285,152	235,768
Compensation expense related to the award, NOK thousands	—	60,803	60,524	13,198

Note 5
Operating and geographic segment information

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources. Generally, financial information is required to be disclosed on the same basis that is used internally enabling investors to see the company through the eyes of management.
     Hydro’s operating segments are managed separately and each operating segment represents a strategic business area that offers different products and serves different markets. Hydro’s operating segments are the two business areas Oil & Energy and Aluminium. For reporting purposes, the business areas are divided into sub-segments, each of which comprises one or more sectors or a combination of sectors and business units. Sub-segments are not operating units, but their results are presented in order to illustrate the results of upstream and downstream activities within a value chain of Hydro’s vertically integrated activities.
     Oil & Energy consists of Exploration and Production, and Energy and Oil Marketing. Exploration and Production is responsible for Hydro’s oil and gas exploration, field development, and operation of production and transportation facilities. Energy and Oil Marketing includes Hydro’s commercial operations in the oil, natural gas and power markets, the operation of Hydro’s power stations and Hydro’s share of natural gas transportation systems as well as marketing and sale of refined petroleum products (gasoline, diesel and heating oil) to retail customers. Energy and Oil Marketing buys and/or markets almost all oil production from Exploration and Production, and sells the equity gas production on a commission basis.
     Aluminium consists of the sub segments Metals, Rolled Products and Extrusion and Automotive. The Aluminium activities are organized in sectors representing various businesses, with separate management. The sector results are reviewed by the business area management. Metals’ activities include the production of primary aluminium,alumina, remelting of metal, and the international trading of aluminium, aluminium products and alumina. The sub segment comprises the sectors Primary Metal and Metal Products. Rolled Products delivers foil, strip, sheet and plate for application in such sectors as packaging, automotive and transport industries, as well as for offset printing plates. Extrusion and Automotive is involved in the manufacture and sale of extruded and cast aluminium products and components as well as production of primary magnesium for the automotive industry. The sub segment comprises the sectors Extrusion and Automotive. Effective 1 February 2006, Hydro has decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub segments.
     Other activities consist of Polymers, BioMar AS (sold in December 2005), VAW Flexible Packaging (sold April 2003) and certain other activities. Polymers is a producer of the plastic raw material polyvinyl chloride (PVC) in Scandinavia and in the UK. BioMar’s main activity is production and sale of fish feed.

Notes to the consolidated financial statements	F 23
Norsk Hydro ASA and subsidiaries
Operating Segment Information
Hydro’s segment reporting, presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and related Information, includes two measures of segment results, “Operating Income” and “Adjusted EBITDA” which both are regularly reviewed by senior management. “Operating Income” is defined in accordance with the Norwegian Accounting Act, and is consistent with the same measure for the Group. The segment measures are an integral part of Hydro’s steering model. Hydro’s management makes regular use of both these measures to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views the combination of these measures, in combination with other reported measures, as providing a better understanding – for management and for investors – of the operating results of its business segments for the period under evaluation compared to relying on one of the measures.
     Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs”. Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA.
     Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.
     Intersegment sales and transfers reflect arms length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Hydro’s segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations”. These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.
     The accounting policies of the operating segments reflect those described in the summary of significant accounting policies in Note 1 to Hydro’s financial statements, with the following exceptions: Certain internal commodity contracts may meet the definition of a derivative under SFAS 133. However, Hydro considers these contracts as sourcing of raw materials or sale of own production even though contracts for various reasons include clauses that meets the definition of a derivative. Such internal contracts are accounted for as executory contracts. Also certain internal contracts may contain lease arrangements that qualify as capital leases. However, Hydro management has allocated the responsibility for assets to a segment, and this allocation is reflected in the segment reporting even though contract clauses may indicate that another segment leases the assets under a capital lease arrangement. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based on either a premium charged by the scheme (UK) or a charge based on estimated service cost (Norway and Germany). Any difference between these charges and pension expenses measured in accordance with GAAP is included in Corporate and Eliminations. Similarly, a pension liability or prepaid pension expense for these defined benefit plans is reported on an unallocated basis as part of Corporate and Elimination.

F 24	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

	External revenues			Internal revenues			Total operating revenues
NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Exploration and Production	18,362	13,519	12,099	45,838	35,444	25,805	64,201	48,962	37,904
Energy and Oil Marketing 1)	65,742	51,303	41,438	10,771	8,037	6,779	76,513	59,339	48,216
Eliminations 1) 2) 6)	—	—	—	(49,224)	(37,033)	(27,315)	(49,224)	(37,033)	(27,315)

Hydro Oil & Energy	84,104	64,821	53,536	7,386	6,448	5,269	91,490	71,269	58,805

Metals 7)	36,024	33,525	25,729	18,937	18,385	13,411	54,961	51,910	39,140
Rolled Products	18,949	18,729	17,825	541	1,559	552	19,490	20,288	18,377
Extrusion and Automotive 7)	26,040	27,086	24,424	35	51	60	26,075	27,137	24,483
Other and eliminations 3)	(437)	50	190	(19,252)	(19,797)	(13,867)	(19,689)	(19,747)	(13,677)

Hydro Aluminium	80,575	79,391	68,167	261	198	156	80,836	79,589	68,323

Other activities 2) 4)	9,510	9,665	10,013	2,787	3,204	3,745	12,297	12,869	13,759
Corporate and eliminations 1) 2)	11	14	61	(10,434)	(9,850)	(9,170)	(10,422)	(9,836)	(9,109)

Total	174,201	153,891	131,778	—	—	—	174,201	153,891	131,778

1)	Certain internal revenues, including the effect of marked-to-market valuation of internal derivative contracts, were previously included in external revenues. These revenues, and the elimination thereof, are now reported as internal revenues. Prior periods have been reclassified for comparative purposes.
2)	Corporate and eliminations includes elimination of unrealized gain/loss on power contracts between Energy and other units in Hydro with a gain of NOK 1,391 million in 2005, loss of NOK 235 million in 2004 and a loss of NOK 141 million in 2003. In addition, gains and losses on electricity contracts, NOK 101 million, NOK 13 million and NOK 21 million are eliminated within the Oil and Energy Area in 2005, 2004 and 2003, respectively.
3)	Other and eliminations includes unrealized gains and losses related to LME contracts with a loss of NOK 1,021 million in 2005, a gain of NOK 175 million in 2004 and a loss of NOK 49 million in 2003.
4)	Other activities consist of the following: Polymers, BioMar AS (sold December 2005), Flexible Packaging (sold in April 2003), the industrial insurance company, Industriforsikring, and Hydro’s internal services.
5)	Corporate and elimination’s operating income (loss) and Adjusted EBITDA includes a net periodic pension cost of NOK 495 million for 2005, NOK 1,001 million for 2004 and NOK 1,111 million for 2003.
6)	Eliminations Oil & Energy includes elimination of unrealized gains on gas contracts with NOK 713 million in 2005 and NOK 144 million in 2004.
7)	During 2005 Hydro’s magnesium operations were transferred from Metals sub segment to Extrusion and Automotive sub segment because the automotive industry is the dominant customer segment for this business. In addition, the remelt operations in North America were transferred from Extrusion and Automotive and included in Metals, in order to combine the results from these activities with the Company’s worldwide primary and remelt metal results. Prior period amounts are reclassified accordingly.

Notes to the consolidated financial statements	F 25
Norsk Hydro ASA and subsidiaries

	Depreciation, depletion			Other operating			Operating income (loss)
	and amortization			expenses			before fin. and other income
NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Exploration and Production	9,961	9,752	9,052	13,645	10,848	10,352	40,594	28,363	18,500
Energy and Oil Marketing	651	640	592	72,287	56,050	44,956	3,575	2,650	2,668
Eliminations 2) 6)	—	—	—	(48,505)	(37,164)	(27,290)	(719)	132	(25)

Hydro Oil & Energy	10,612	10,391	9,643	37,427	29,733	28,018	43,451	31,144	21,143

Metals 7)	1,687	3,798	1,451	49,376	47,253	35,609	3,898	860	2,080
Rolled Products	773	687	650	17,962	18,975	17,595	754	626	132
Extrusion and Automotive 7)	2,473	1,477	1,314	24,702	25,413	22,859	(1,100)	248	310
Other and eliminations 3)	—	—	—	(18,649)	(19,818)	(13,610)	(1,041)	72	(67)

Hydro Aluminium	4,934	5,962	3,414	73,391	71,822	62,453	2,511	1,805	2,456

Other activities 4)	517	532	878	11,782	12,025	13,285	(2)	312	(404)
Corporate and eliminations 2) 5)	22	12	11	(10,917)	(8,434)	(7,551)	472	(1,414)	(1,569)

Total	16,086	16,898	13,947	111,683	105,146	96,205	46,432	31,847	21,625

	Equity in net income
	non-consolidated investees			Other income (expense), net			Adjusted EBITDA
NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Exploration and Production	6	4	29	—	—	—	50,601	38,168	27,624
Energy and Oil Marketing	108	73	81	65	59	815	4,456	3,478	4,226
Eliminations 2) 6)	(2)	(2)	(4)	—	—	—	(719)	132	(25)

Hydro Oil & Energy	112	75	107	65	59	815	54,339	41,777	31,826

Metals 7)	272	281	379	—	—	—	6,025	5,372	4,019
Rolled Products	(27)	(13)	(14)	—	—	—	1,565	1,361	835
Extrusion and Automotive 7)	100	113	67	—	—	—	1,495	1,850	1,710
Other and eliminations 3)	—	—	—	—	—	—	(1,041)	72	(67)

Hydro Aluminium	345	381	433	—	—	—	8,044	8,655	6,498

Other activities 4)	164	170	83	925	110	139	1,880	1,363	1,113
Corporate and eliminations 2) 5)	(1)	3	(3)	—	—	(2,207)	1,231	(680)	(809)

Total	619	629	620	990	169	(1,253)	65,493	51,116	38,627

F 26	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

	Current Assets 1)		Non-current Assets		Assets 1)
NOK million	2005	2004	2005	2004	2005	2004

Exploration and Production	14,939	9,072	87,536	61,262	102,475	70,334
Energy and Oil Marketing	17,723	9,683	21,934	18,896	39,657	28,579
Eliminations	(7,308)	(2,892)	(287)	18	(7,594)	(2,873)

Hydro Oil & Energy	25,354	15,863	109,183	80,176	134,537	96,039

Metals 8)	15,402	12,469	22,473	21,147	37,875	33,616
Rolled Products	6,930	6,405	6,245	6,782	13,175	13,187
Extrusion and Automotive 8)	8,139	8,283	9,947	10,827	18,086	19,109
Other and eliminations	(2,811)	(2,323)	(280)	(297)	(3,091)	(2,621)

Hydro Aluminium	27,660	24,833	38,385	38,459	66,045	63,292

Other activities 5)	4,740	6,034	5,202	5,393	9,942	11,427
Corporate and eliminations	12,539	23,676	4,132	5,809	16,671	29,484

Total	70,293	70,406	156,902	129,836	227,195	200,243

	Non-consolidated investees 2)		Segment debt 3)		Investments 4)
NOK million	2005	2004	2005	2004	2005		2004

Exploration and Production	52	18	10,090	5,411	33,846		10,606
Energy and Oil Marketing	2,528	2,310	15,117	8,137	2,333		1,460
Eliminations	18	19	(7,030)	(3,027)	—		—

Hydro Oil & Energy	2,598	2,347	18,177	10,520	36,179		12,067

Metals 8)	3,863	3,066	6,232	7,603	1,792	6)	4,244	7)
Rolled Products	1,430	1,532	3,115	3,339	545	6)	553
Extrusion and Automotive 8)	1,065	859	5,208	5,332	1,425		1,398
Other and eliminations	—	—	(2,022)	(2,478)	—		—

Hydro Aluminium	6,358	5,457	12,532	13,796	3,762		6,194

Other activities 5)	1,125	1,095	2,346	3,068	1,097		1,058
Corporate and eliminations	732	1,118	342	1,535	72		145

Total	10,814	10,017	33,396	28,919	41,110		19,464

1)	Current assets and assets exclude internal cash accounts and accounts receivables related to group relief.
2)	Non-consolidated investees comprices investments and advances, see note 13.
3)	Segment debt is defined as short-term interest from liabilities excluding income tax payable and short-term deferred tax liabilities.
4)	Additions to property, plant and equipment plus long-term securities, intangibles assets, long-term advances and investments in non-consolidated investees.
5)	Other activities consist of the following: Polymers, BioMar AS (sold December 2005), Flexible Packaging (sold in April 2003), the industrial insurance company, Industriforsikring, and Hydro’s internal services.
6)	Includes non-cash increase in investment from effect of change in accounting principle (FIN 47), of NOK 186 million in Metals and NOK 9 million in Rolled Products.
7)	Includes non-cash increase in investment from effect of change in accounting principle (FIN 46R), of NOK 1,275 million.
8)	During 2005 Hydro’s magnesium operations were transferred from Metals sub segment to Extrusion and Automotive sub segment because the automotive industry is the dominant customer segment for this business. In addition, the remelt operations in North America were transferred from Extrusion and Automotive and included in Metals, in order to combine the results from these activities with the Company’s worldwide primary and remelt metal results. Prior period amounts are reclassified accordingly.

Notes to the consolidated financial statements	F 27
Norsk Hydro ASA and subsidiaries

	Assets			Long-lived assets			Investments
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Norway	137,916	135,005	124,923	92,121	88,096	88,687	13,795	11,988	12,514

Germany	15,619	15,973	19,099	8,328	8,733	11,895	835	1,107	780
Sweden	4,299	4,453	4,633	1,085	1,163	1,417	198	187	267
Great Britain	2,669	2,724	2,628	1,093	1,056	1,088	171	136	128
France	2,340	2,483	2,713	627	690	729	60	99	155
Italy	2,284	2,037	1,967	876	704	646	291	160	89
The Netherlands	2,663	2,321	3,707	1,194	1,309	485	1	98	372
Denmark	1,330	3,664	4,189	944	1,781	1,941	136	152	338
Spain	962	1,191	1,301	321	530	608	18	38	28
Other	4,928	4,684	2,809	2,824	2,718	1,518	380	1,720	191

Total EU	37,094	39,530	43,046	17,292	18,685	20,328	2,090	3,696	2,345

Other Europe	1,391	1,597	1,728	1,134	1,327	1,559	49	169	258
Total Europe	176,401	176,132	169,697	110,547	108,107	110,573	15,934	15,854	15,117

USA	28,159	4,428	4,340	21,411	1,918	1,983	21,889	484	378
Canada	6,636	6,746	6,980	5,618	6,062	6,121	806	1,203	850
Other Americas	4,787	3,855	3,597	4,272	3,432	3,156	145	186	215
Africa	5,728	4,613	4,248	4,937	4,113	3,464	1,653	1,218	782
Australia and New Zealand	3,049	2,588	2,578	2,464	2,081	2,127	320	280	285
Asia	2,434	1,880	1,623	1,667	1,133	942	364	239	85
Total outside Europe	50,793	24,111	23,367	40,368	18,738	17,792	25,177	3,610	2,595
Total continued operations	227,195	200,243	193,064	150,915	126,846	128,365	41,110	19,464	17,712
Discontinued operations	—	—	25,566	—	—	10,801	—	—	1,188

Total	227,195	200,243	218,629	150,915	126,846	139,166	41,110	19,464	18,900

	Operating revenues
NOK million	2005	2004	2003

Norway	24,835	23,477	13,522

Great Britain	35,567	28,579	20,178
Germany	17,702	19,350	17,909
France	9,710	6,859	11,661
Sweden	9,543	8,400	9,828
Italy	6,868	7,360	6,517
The Netherlands	6,694	6,649	4,530
Spain	4,824	6,168	4,697
Denmark	1,220	1,201	2,031
Other	14,791	12,994	12,937

Total EU	106,920	97,561	90,287

Switzerland	6,631	5,603	4,659
Other Europe	2,349	1,658	1,727

Total Europe	140,735	128,299	110,195

USA	13,394	10,357	10,466
Canada	3,439	5,188	2,690
Other Americas	8,211	2,526	1,879
Asia	6,366	6,000	5,567
Australia and New Zealand	1,076	972	715
Africa	981	548	266

Total outside Europe	33,466	25,592	21,583

Total	174,201	153,891	131,778

The identification of assets, long-lived assets and investments is based upon location of operation. Included in long-lived assets are investments in non-consolidated investees; property, plant and equipment (net of accumulated depreciation) and non-current financial assets.
Operating revenues are identified by customer location.

F 28	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

Note 6
Restructuring costs

In October of 2001 Hydro discontinued production of primary magnesium in Norway. As a result, Hydro closed the Porsgrunn magnesium production facilities in March of 2002, and started the clean up and dismantling work. Dismantling and clean-up work was finalized in December 2004. Restructuring costs resulted in a credit of NOK 22 million in the income statement for 2004, representing the difference between the accrual relating to the restructuring and the final cost of the program, which ended in 2004.

Note 7
Operating costs and expenses

Operating costs include research and development, operating lease expense, bad debt, shipping and handling costs, and payroll and related costs as follows:

Amounts in NOK million	2005	2004	2003

Research and development expense	716	760	722
Bad debt	233	269	638

Shipping and handling costs	3,205	3,151	2,966

Operating lease expense: 1)
Drilling rigs, ships, office space	880	689	685
Office space leased from Hydro’s independent pension trust	233	225	199

Total	1,112	914	884

Payroll and related costs:
Salaries	13,461	13,847	13,574
Social security costs	2,256	2,319	2,280
Social benefits	463	543	642
Net periodic pension cost (Note 20)	2,185	2,121	2,073

Total	18,366	18,830	18,569

1)	Total minimum future rentals of NOK 7,529 million are due under non-cancelable operating leases as follows (in NOK million): 2006 —1,427; 2007 — 2,317; 2008 — 1,784; 2009 — 1,109; 2010 — 357; and thereafter — 535.
Estimating earnings relating to research and development costs incurred is considered impracticable for the years ended 31 December 2005, 2004 and 2003.

Note 8
Financial income and expense

Amounts in NOK million	2005	2004	2003

Interest income	897	927	971
Net gain on securities	168	72	182
Dividends received	170	164	136

Interest income and other financial income	1,235	1,163	1,291

Interest expense	(1,745)	(2,077)	(2,782)
Capitalized interest	867	664	715
Net foreign exchange gain (loss)	(2,159)	1,350	1,034
Other, net 1)	(89)	(964)	(104)

Interest expense and foreign exchange gain (loss)	(3,125)	(1,027)	(1,136)

Financial income (expense), net	(1,890)	137	155

1)	Other, net includes premium paid for early retirement of long-term debt (breaking costs) of NOK 6 million for 2005 and NOK 938 million for 2004.

Note 9
Other income and expense

For the year 2005, other income was NOK 990 million. Other income consisted of a gain of NOK 233 million on the sale of Hydro’s remaining interest in Pronova Biocare, a gain of NOK 65 million related to the final settlement of the 2003 sale of Hydro’s share in the Skandinaviska Raffinaderi AB, the Scanraff oil refinery, and a gain of NOK 693 million on the disposal of the 68.8 percent interest in Biomar.
     For 2004, other income was NOK 169 million. Other income consisted of a gain on the divestment of 80.1 percent of Pronova Biocare of NOK 110 million and a gain of NOK 59 million related to an adjustment of the price for the 2003 sale of Hydro’s share in Scanraff.
     For the year 2003, other income and expense resulted in a loss of NOK 1,253 million. The loss included a charge of NOK 2,207 million resulting from new Norwegian tax regulations relating to the removal costs for oil and gas installations on the Norwegian Continental Shelf. In accordance with earlier regulations, removal costs could not be deducted when calculating taxable income. Instead, the Norwegian state assumed a portion of the removal costs by means of a special removal grant. The new rules permit removal costs to be deducted from taxable income. The amendment resulted in a charge in the second quarter representing the estimated value of expected grants. At the same time a deferred tax asset representing the value of the new tax deductions was included as a reduction to the tax provision for the second quarter in the amount of NOK 2,380 million. Further, other income consisted of a gain on the sale of Hydro’s share in Scanraff of NOK 490 million. The remaining NOK 464 million consisted of a gain from the transfer of Hydro’s interest in the Sundsfjord power plant (NOK 326 million) and a gain on the disposal of Carmeda AB (NOK 138 million).

Notes to the consolidated financial statements	F 29
Norsk Hydro ASA and subsidiaries

Note 10
Income taxes

Amounts in NOK million	2005	2004	2003

Income from continuing operations before taxes and minority interest:
Norway	40,254	29,378	19,657
Other countries	5,898	3,403	1,489

Total	46,152	32,781	21,146

Current taxes:
Norway	28,784	22,537	13,696
Other countries	2,053	1,605	812

Current income tax expense	30,837	24,142	14,508

Deferred taxes:
Norway	(217)	(2,340)	(1,487)
Other countries	(302)	(606)	(98)

Deferred tax expense (benefit)	(519)	(2,945)	(1,585)

Total income tax expense	30,317	21,197	12,923

COMPONENTS OF DEFERRED INCOME TAX EXPENSE

Amounts in NOK million	2005	2004	2003

Deferred tax expense (benefit), excluding items below	(1,532)	(2,295)	734
Benefits of tax loss carryforwards	(575)	157	(79)
Tax expense (benefit) allocated to other comprehensive income	529	64	188
Effect of tax law changes	5	(846)	(70)
Non-recurring effect of tax law changes relating to the removal costs for oil and gas installations	—	—	(2,380)
Net change in valuation allowance	1,054	(25)	22

Deferred tax expense (benefit) — US GAAP	(519)	(2,945)	(1,585)

RECONCILIATION OF NORWEGIAN NOMINAL STATUTORY TAX RATE TO EFFECTIVE TAX RATE

Amounts in NOK million	2005	2004	2003

Expected income taxes at statutory tax rate 1)	12,923	9,179	5,921
Petroleum surtax 2)	18,739	13,977	9,980
Uplift benefit 2)	(1,357)	(967)	(990)
Hydro-electric power surtax 3)	84	163	152
Tax law changes	5	(846)	(70)
Non-recurring effect of tax law changes relating to the removal costs for oil and gas installations	—	—	(2,380)
Losses and other deductions with no tax benefit	1,067	139	216
Non-deductible expenses	105	119	43
Foreign tax rate differences	319	145	170
Tax free income	(683)	(473)	(619)
Dividend exclusion	(23)	(37)	(12)
Losses and other benefits not previously recognized	(579)	(146)	(100)
Other, net	(281)	(56)	611

Income tax expense — US GAAP	30,317	21,197	12,923

Effective tax rate — US GAAP	65.7%	64.7%	61.1%

1)	Norwegian nominal statutory tax rate is 28 percent.
2)	Income from oil and gas activities on the Norwegian Continental Shelf is taxed according to the Petroleum Tax Law. This stipulates a surtax of 50 percent after deducting uplift, a special deduction for surtax, in addition to normal corporate taxation of 28 percent.
3)	A surtax of 27 percent is applied to taxable income, with certain adjustments, for Norwegian hydro-electric power plants. The surtax comes in addition to the normal corporate taxation. Tax depreciation, including that from the upward revision of basis under the new law, is deductible for both corporate tax and surtax purposes.

F 30	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
The tax effects of temporary differences and tax loss carryforwards giving rise to deferred tax assets and liabilities were as follows as of 31 December, 2005 and 2004.

	US GAAP Deferred Tax
	Assets	Liabilities	Assets	Liabilities
Amounts in NOK million	2005	2005	2004	2004

Short-term:
Marketable securities	4	—	—	(4)
Inventory valuation	435	(410)	178	(295)
Accrued expenses	1,174	(1,115)	899	(558)
Unrealized exchange (gains) losses	958	(852)	354	(725)
Uplift benefit	1,068	—	766	—
Other	5	—	162	—

Long-term:
Unrealized exchange (gains) losses	736	(1,350)	695	(223)
Property, plant and equipment	6,325	(40,893)	5,617	(34,862)
Capitalized interest	—	(3,506)	—	(3,379)
Exploration drilling costs	—	(2,455)	—	(2,323)
Other non-current assets	544	(600)	338	(629)
Accrued expenses	1,179	(681)	1,005	(473)
Pensions	2,209	(1,430)	1,574	(1,390)
Deferred (gains) losses on sales	169	(575)	204	(974)
Uplift benefit	1,740	—	1,613	—
Abandonments and decommissioning accruals	4,866	—	4,395	—
Cash Flow Hedges	13	(42)	—	(320)
Other	788	(697)	842	(1,156)
Tax effect of tax loss carryforwards	3,290	—	1,471	—

Subtotal	25,503	(54,606)	20,113	(47,311)

Total valuation allowance	(2,591)	—	(967)	—

Gross deferred tax assets and liabilities	22,912	(54,606)	19,146	(47,311)

Deferred income taxes have not been provided for on undistributed earnings of foreign subsidiaries, amounting to NOK 28,207 million, since those earnings are considered to be indefinitely invested. No deferred income taxes have been recognized on undistributed earnings of Norwegian subsidiaries which can be remitted tax-free as dividends.
     At the end of 2005, Hydro had tax loss carryforwards of NOK 10,118 million, primarily in United States, Norway, Canada, Jamaica, Malaysia, Spain and Trinidad. Carry forward amounts expire as follows:

Amounts in NOK million

2006	46
2007	12
2008	65
2009	30
2010	79
After 2010	6,007
Without expiration	3,880

Total tax loss carryforwards	10,118

Note 11
Short-term investments

Amounts in NOK million	2005	2004

Bank, time deposits	1,851	9,151
Marketable equity securities	517	416
Debt securities and other	1,498	1,404

Total short-term investment	3,865	10,970

The net change in unrealized gains on securities for the years ended 31 December 2005, 2004 and 2003 was a net gain of NOK 90 million, a net gain of NOK 91 million and a net gain of NOK 284 million, respectively. Total cost of marketable equity securities and debt securities and other was NOK 1,886 million and NOK 1,781 million as of 31 December 2005 and 2004, respectively.

Note 12
Inventories and other current assets

Amounts in NOK million	2005	2004

Finished goods	6,736	6,096
Work in progress	2,598	2,211
Raw materials	5,218	4,543

Total inventories	14,553	12,851

Prepaid expenses	6,171	3,653
Other current assets	9,742	6,825

Total prepaid expenses and other current assets	15,912	10,478

Notes to the consolidated financial statements	F 31
Norsk Hydro ASA and subsidiaries

Note 13
Non-consolidated Investees

	Naturkraft	Hydro	Alunorf	Alunorte	Søral	Aluchemie	Meridian	QVC	Noretyl	Other	Total
Amounts in NOK million		Texaco

Balance 01.01.2004	4	1,057	1,576	902	568	460	586	310	437	4,262	10,162
Investments (sale), net	43	8		284		524				(327)	532
Change in long-term advances, net						(430)		(54)	(85)	(96)	(665)
Transfers (to) from other investments										(64)	(64)
Hydro’s share of net income (loss)	(26)	39	45	375	175	7	68	111	53	192	1,039
Amortization and write-down		(8)	(59)	(18)		(10)				(315)	(410)
Dividends and other payments received by Hydro		(126)			(100)		(26)			(75)	(327)
Foreign currency translation and other		(7)	(30)	1		13	(35)	(6)		(186)	(250)

Balance 31.12.2004	21	963	1,532	1,544	643	564	593	361	405	3,391	10,017

Changes in 2005:
Investments (sale), net	300			180						(46)	435
Change in long-term advances, net									(70)	(400)	(470)
Transfers (to) from other investments										(20)	(20)
Hydro’s share of net income (loss)	(41)	30	29	279	196	6	60	88	50	53	750
Amortization and write-down			(56)	(21)		(15)				(39)	(131)
Dividends and other payments received by Hydro		(48)	(12)	(27)	(100)	(2)	(35)			(99)	(323)
Foreign currency translation and other		(51)	(63)	413	(19)	(18)	70	63		160	555

Balance 31.12.2005	280	895	1,430	2,368	721	537	688	512	385	3,000	10,814

SPECIFICATION OF NON-CONSOLIDATED INVESTEES

				Hydro’s current
Amounts	Percentage	Investments in		receivable
NOK million,	owned	and advances		(payable), net
except ownership	by Hydro	to investees		with investees
	2005	2005	2004	2005	2004

Naturkraft	50.0%	280	21	—	—
Hydro Texaco	50.0%	895	963	43	25
Alunorf	50.0%	1,430	1,532	254	(274)
Alunorte	34.0%	2,368	1,544	—	(81)
Søral	49.9%	721	643	(165)	(110)
Aluchemie	36.2%	537	564	—	(6)
Meridian	49.0%	688	593	36	(26)
QVC	29.7%	512	361	1	2
Noretyl	50.0%	385	405	25	39
Others		3,000	3,391	(245)	184

Total		10,814	10,017	(51)	(247)

A description of significant investees’ business, majority owners and the nature of related party transactions with Hydro including amounts if material follow:
     Naturkraft AS, part of Energy and Oil Marketing, is a joint venture between Hydro and Statkraft (50 percent each). Naturkraft is currently constructing a gas power plant. It is expected that the power plant will be finalized during autumn 2007. Each of the partners will supply gas to the power plant for conversion to electricity on a tolling basis. The electricity will be sold in the market by each of the partners. Share of production will be based on the partner’s owner ship, unless other conditions are agreed upon.
     Hydro Texaco a.s operates 827 gasoline stations and 149 diesel stations in Norway, Denmark and the Baltics. Hydro and ChevronTexaco Corp. each own 50 percent in the joint venture. Hydro sells and purchases oil related products with the joint venture at market prices. Sales from Hydro Texaco to Hydro amounted to NOK 417 million, 347 million and NOK 428 million in 2005, 2004 and 2003, respectively. Sales from Hydro to Hydro Texaco amounted to NOK 93 million, NOK 248 million and NOK 1,003 million in 2005, 2004 and 2003, respectively. Hydro Texaco is part of Energy and Oil Marketing.

F 32	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Aluminium Norf GmbH (Alunorf) is the world largest rolling mill located in Germany nearby other Hydro facilities. Alunorf is jointly owned by Hydro and Novelis (50 percent each). Each partner supplies Alunorf with raw material, which is transformed to flat rolled coils and delivered to the partners. Sales from Alunorf to Hydro based on this tolling arrangement amounted to NOK 1,317 million in 2005, NOK 1,373 million in 2004 and NOK 1,301 million in 2003. Hydro’s revenues from sales to Alunorf were not material. Alunorf is part of Rolled Products.
     Alumina do Norte do Brasil S.A. (Alunorte) is an alumina refinery located in Brazil. Hydro’s owner share is 34 percent. Hydro purchased alumina from Alunorte amounting to NOK 1,314 million, 1,109 million, and NOK 907 million in 2005, 2004 and 2003, respectively. Alunorte is part of Metals.
     Sør-Norge Aluminium AS (Søral), part of Metals, is a Norwegian primary aluminium manufacturer. Søral sells 50 percent of its production to each major owner at current market prices. The other 50 percent owner of Søral is an unaffiliated company. Sale of aluminium from Søral to Hydro amounted to NOK 1,047 million, NOK 1,115 million and NOK 949 million in 2005, 2004 and 2003, respectively. Sale of alumina, metal and carbon from Hydro to Søral amounted to NOK 496 million, NOK 671 million and NOK 356 million in 2005, 2004 and 2003 respectively.
     Aluminium & Chemie Rotterdam B.V (Aluchemie) is an anode producer located in the Netherlands. Hydro increased its shareholding in 2004 from 21.21 percent to 36.2 percent. Hydro purchased anodes from Aluchemie amounting to NOK 482 million, NOK 591 million and 285 million in 2005, 2004 and 2003, respectively. Sales from Hydro to Aluchemie amounted to NOK 84 million, NOK 12 million and NOK 50 million in 2005, 2004 and 2003 respectively. Aluchemie is part of Metals.
     Meridian Technologies Inc. (Meridian), part of Extrusion and Automotive, is a Canadian company owned 51 percent by Teksid S.p.A. (a subsidiary of the Fiat group) and 49 percent by Hydro. Meridian provides magnesium die-casting products to the automobile industry. Meridian purchases alloyed magnesium from Hydro. Sales from Hydro to Meridian amounted to NOK 196 million, NOK 238 million and NOK 198 million in 2005, 2004 and 2003, respectively.
     Hydro owns 29,7 percent of Qatar Vinyl Company Ltd (QVC). The other owners are three unaffiliated companies. QVC produces Caustic Soda, EDC and VCM. Hydro and the other partners deliver technical, marketing and support services to QVC.
     Hydro and Borealis own Noretyl AS a joint venture (50-50 percent). Noretyl is part of Hydro Polymers. Hydro paid processing fees to Noretyl for refining of NGL of NOK 277 million, NOK 242 million and NOK 245 million in 2005, 2004 and 2003, respectively.
     Non-consolidated investees split by segment can be found in Note 5.
Non-consolidated investees — 100 percent basis
The following table sets forth summarized unaudited financial information of Hydro’s non-consolidated investees on a 100 percent combined basis. Hydro’s share of these investments, which is also specified below, is accounted for using the equity method.

INCOME STATEMENT DATA

Amounts in NOK million
(unaudited)	2005	2004	2003

Operating revenues	35,513	31,454	24,254
Operating income	4,341	4,212	3,154
Income before taxes and minority interest	4,179	3,816	3,248
Net income	3,248	3,465	2,670

Hydro’s share of net income	750	1,039	811

BALANCE SHEET DATA

Amounts in NOK million
(unaudited)	2005	2004	2003

Current assets	15,721	15,052	13,504
Non-current assets	34,009	29,759	30,503

Assets	49,730	44,811	44,007

Current liabilities	9,534	8,572	8,083
Non-current liabilities	13,877	13,275	14,049
Minority interest	30	19	—
Shareholders’ equity	26,289	22,945	21,875

Liabilities and shareholders’ equity	49,730	44,811	44,007

Hydro’s investments and advances	10,814	10,017	10,162

Note 14
Intangible assets, prepaid pension, investments and non-current assets

Amounts in NOK million	2005	2004

Goodwill for consolidated subsidiaries	4,100	1,028
Intangible assets, less accumulated amortization (Note 16, note 20)	1,053	1,297

Total intangible assets	5,153	2,325

Prepaid pension (Note 20)	4,659	4,636
Available-for-sale securities at fair value 1)	—	16
Other investments at cost	2,046	2,065
Non-current assets	5,205	3,996

Prepaid pension, investments and other non-current assets — US GAAP	11,910	10,713

1)	As of 31 December 2004, available-for-sale securities at cost amounted to NOK 4 million and unrealized holding gain amounted to NOK 12 million.

Notes to the consolidated financial statements	F 33
Norsk Hydro ASA and subsidiaries

Note 15
Property, plant and equipment

	Land-based activities
		Machinery and		Plant under	Oil and Gas
Amounts in NOK million	Land	equipment	Buildings	construction	activities 1)	Total

Cost:
Cost 31.12.2004	1,032	49,337	17,280	4,146	141,142	212,937
Additions at cost	12	1,281	229	3,012	32,576	37,109
Retirements	(7)	(1,911)	(645)	(204)	(552)	(3,320)
Transfers	26	3,859	788	(4,672)	—	—
Foreign currency translation	(8)	675	202	132	1,063	2,063
Implementation effect of FIN No. 47 Accounting for Conditional Asset Retirement Obligations	—	186	9	—	—	195

Cost 31.12.2005	1,056	53,426	17,861	2,414	174,229	248,985

Depreciation:
Accumulated depreciation 31.12.2004	(1)	(28,064)	(7,719)	—	(71,036)	(106,820)
Depreciation, depletion and amortization 2)	—	(4,462)	(890)	—	(10,011)	(15,363)
Retirements	—	1,533	313	—	463	2,309
Foreign currency translation and transfers	—	(109)	(122)	—	(604)	(835)
Implementation effect of FIN No. 47 Accounting for Conditional Asset Retirement Obligations	—	(85)	(2)	—	—	(87)

Accumulated depreciation 31.12.2005	(1)	(31,187)	(8,420)	—	(81,188)	(120,795)

Net book value 31.12.2004 3)	1,032	21,273	9,561	4,146	70,106	106,117

Net book value 31.12.2005 3)	1,055	22,239	9,441	2,414	93,041	128,191

1)	Includes land-based Oil and Gas activities and transportation systems for Hydro Oil & Energy.
2)	Impairment losses for 2005, 2004 and 2003 were NOK 1,467 million, NOK 2,176 million and NOK 88 million, respectively.
The fair value of the impaired assets was generally estimated by discounting the expected future cash flows of the individual assets. Impairment was indicated by adverse change in market prices, current period cash flow losses combined with a history of losses, or a significant change in the manner in which the asset is to be used. Impairment losses in 2005 included a write-down of NOK 1,084 million related to the magnesium business in Hydro Aluminium’s sub-segment Extrusion & Automotive. The write-down was caused by a significant weakening of the magnesium market during the fourth quarter of 2005. Impairment losses in 2005 did also include NOK 154 million related to Hydro Aluminium’s sub-segment Rolled Products and NOK 208 million related to the Telemark field in the Gulf of Mexico in Hydro Oil & Energy’s sub-segment Exploration and Production.
3)	Includes NOK 542 million and NOK 153 million related to capital leases for 2005 and 2004, respectively.

F 34	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

Note 16
Goodwill and intangibles

INTANGIBLE ASSETS

	Finite	Indefinite
	Useful	Useful
Amounts in NOK million	Life	Life	Total

Cost 31.12.2004	3,205	5	3,210
Additions at cost	106	—	106
Disposals	(184)	—	(184)
Foreign currency translation and other	(54)	—	(54)
Accumulated amortization 31.12.2005	(2,249)	—	(2,249)

Net book value 31.12.2005	823	5	828

Amortization of intangibles of NOK 319 million and NOK 393 million were recorded for 2005 and 2004, respectively. In addition, 2004 figures includes impairment loss of NOK 8 million.
     Estimated amortization expense, in million NOK for the next five years is 2006 — 267, 2007 — 200, 2008 — 94, 2009 — 53 and 2010 - 41.
     Beginning in 2005 Hydro is required by law to participate in the EU emissions trading system. Quotas are granted on an “installation by installation” basis, and are not exchanged between Hydro entities. Quotas are received for 95 percent (for Norwegian installations) of estimated CO2 emissions; any emissions shortfall must be covered with quotas purchased in the open market. Both purchased and granted quotas not used in 2005 (2006) can be rolled over to 2006 (2007). As of 31 December 2005 Hydro has retained all government granted quotas for own use and all liability amounts related to CO2 emission rights are immaterial.

GOODWILL

	Oil &
Amounts in NOK million	Energy	Aluminium	Total

Balance at December 31, 2004	—	1,028	1,028
Goodwill acquired	2,991	—	2,991
Currency translation effect	15	70	85
Other	—	(4)	(4)

Balance at December 31, 2005	3,005	1,094	4,100

     Hydro incurred in 2003 a NOK 166 million goodwill impairment charge in “Other Activities” related to Treka (now named BioMar).

Note 17
Bank loans and other interest-bearing short-term debt

	Weighted average
	interest rates
Amounts in NOK million	2005	2004	2005	2004

Bank loans and overdraft facilities	3.5%	2.9%	586	482
Commercial paper	8.5%	8.5%	2	3
Other	2.6%	1.6%	4,069	3,300

Total bank loans and

other interest-bearing short-term debt			4,658	3,785

As of 31 December 2005, Norsk Hydro ASA had unused short-term credit facilities with various banks totalling approximately NOK 2,594 million. The interest rate for withdrawals under these facilities is based on the interbank interest rate for the relevant currency plus a margin depending on the currency.

Note 18
Other current liabilities

Amounts in NOK million	2005	2004

Accounts payable	14,035	13,352
Income taxes payable	13,843	12,421
Payroll and value added taxes	2,956	3,142
Accrued liabilities	10,605	9,534
Other liabilities	5,799	2,891

Total other current liabilities — US GAAP	47,239	41,340

Note 19
Long-term debt

Substantially all unsecured debenture bonds and unsecured bank loan agreements contain provisions restricting the pledging of assets to secure future borrowings without granting a similar secured status to the existing bondholders and lenders. Certain of the debenture bond agreements contain provisions allowing Hydro to call the debt prior to its final redemption date at certain specified premiums.

Notes to the consolidated financial statements	F 35
Norsk Hydro ASA and subsidiaries

LONG-TERM DEBT PAYABLE IN VARIOUS CURRENCIES

	Weighted	Denomi-
	average	nated	Balance
	interest rates	amount	in NOK
Amounts in million		2005	2005	2004

USD	7.3%	2,618	17,708	15,802
NOK	5.8%	174	174	527
GBP	6.5%	10	117	182
EUR	6.3%	300	2,401	2,473

Total unsecured debenture bonds			20,401	18,984

USD	5.0%	50	338	164
EUR	4.0%	5	39	123
Other	5.3%		84	114

Total unsecured bank loans			461	401

Capital lease obligations			517	103
Mortgage loans			23	33
Other long-term debt			364	534

Outstanding debt			21,766	20,055
Less: Current portion			(379)	(568)

Total long-term debt			21,387	19,487

As of 31 December 2005 the fair value of long-term debt, including the current portion, was NOK 25,905 million and the carrying value was NOK 21,766 million.
     Foreign currency swaps are not reflected in the table above. (See Note 24).

PAYMENTS ON LONG-TERM DEBT FALL DUE AS FOLLOWS

Amounts in	Deben-		Bank-	Capital lease
NOK million	tures		loans	and other	Total

2006	174		25	180	379
2007	—		80	283	363
2008	—		76	67	143
2009	2,029		76	66	2,171
2010	2,401		154	36	2,591
Thereafter	15,795		51	273	16,119

Total	20,401	1)	461	904	21,766

1)	Of which Norsk Hydro ASA (the parent company) is responsible for NOK 20,292 million.

Norsk Hydro ASA has entered into a syndicated long-term revolving credit facility with several international banks for a total amount of USD 2,000 million maturing in 2012. The commitment fee on the facility is 0.0525 percent per annum for the first five years, 0.06 percent thereafter. Hydro has also entered into a long-term loan facility of EUR 300 million with European Investment Bank (EIB). There are no borrowings under these facilities as of 31 December 2005.

Note 20
Employee retirement plans

Pension Benefits
Norsk Hydro ASA and many of its subsidiaries have defined benefit retirement plans that cover substantially all of their employees. Plan benefits are generally based on years of service and final salary levels. Some subsidiaries have defined contribution or multiemployer plans. Hydro uses a December 31 measurement date for the majority of its defined pension benefit retirement plans.

NET PERIODIC PENSION COST

Amounts in NOK million	2005	2004	2003

Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	830	813	637
Interest cost on prior period benefit obligation	1,292	1,355	1,259
Expected return on plan assets	(1,003)	(1,000)	(892)
Recognized loss	283	345	290
Amortization of prior service cost	107	111	115
Amortization of net transition (asset) obligation	—	3	(6)
Curtailment loss	1	59	20
Settlement loss	—	30	199

Net periodic pension cost	1,510	1,716	1,622
Defined contribution plans	45	32	28
Multiemployer plans	26	35	13
Termination benefits and other	604	338	410

Total net periodic pension cost	2,185	2,121	2,073

Change in the additional minimum pension liability included within other comprehensive income	724	189	216

CHANGE IN PROJECTED BENEFIT OBLIGATION (PBO)

Amounts in NOK million	2005	2004

Projected benefit obligation at beginning of year	(25,399)	(23,456)
Benefits earned during the year	(851)	(840)
Interest cost on prior period benefit obligation	(1,292)	(1,355)
Actuarial loss	(4,799)	(864)
Plan amendments	(20)	(23)
Benefits paid	875	870
Curtailment loss	—	(8)
Settlements	2	85
Special termination benefits	(80)	(52)
Divestments	6	54
Business combinations	(40)	—
Foreign currency translation	38	190

Projected benefit obligation at end of year	(31,560)	(25,399)

F 36	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

CHANGE IN PENSION PLAN ASSETS

Amounts in NOK million	2005	2004

Fair value of plan assets at beginning of year	16,504	14,669
Actual return on plan assets	2,528	1,699
Company contributions	769	924
Plan participants’ contributions	21	26
Benefits paid	(596)	(605)
Settlements	(2)	(88)
Divestments	(4)	(33)
Foreign currency translation	58	(88)

Fair value of plan assets at end of year	19,277	16,504

STATUS OF PENSION PLANS RECONCILED TO BALANCE SHEET

Amounts in NOK million	2005	2004

Defined benefit plans:
Funded status of the plans at end of year	(12,282)	(8,895)
Unrecognized net loss	9,498	6,557
Unrecognized prior service cost	883	967

Net accrued pension recognized	(1,902)	(1,371)
Termination benefits and other	(1,247)	(1,161)

Total net accrued pension recognized	(3,148)	(2,532)

Amounts recognized in the balance sheet consist of:
Prepaid pension	4,659	4,636
Accrued pension liabilities	(9,939)	(8,569)
Intangible asset	225	219
Accumulated other comprehensive income	1,907	1,183

Net amount recognized	(3,148)	(2,532)

The accumulated benefit obligation for all defined pension benefit retirement plans was NOK 26,163 million and NOK 21,460 million at December 31, 2005 and 2004, respectively.

PLANS IN WHICH THE ACCUMULATED BENEFIT OBLIGATION EXCEEDS PLAN ASSETS

Amounts in NOK million	2005	2004

Projected benefit obligation	(15,343)	(12,581)
Accumulated benefit obligation (ABO)	(12,755)	(10,582)
Plan assets	4,250	3,477

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC PENSION COST

	2005	2004	2003

Discount rate	5.2%	5.8%	6.7%
Expected return on plan assets	6.2%	7.0%	7.9%
Rate of compensation increase	3.1%	3.5%	3.5%

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE PENSION OBLIGATION AT END OF YEAR

	2005	2004

Discount rate	4.1%	5.2%
Rate of compensation increase	3.1%	3.1%

WEIGHTED-AVERAGE INVESTMENT PROFILE PLAN ASSETS AT END OF YEAR

	Target Allocation	2005	2004

Asset category
Equity securities	25-42%	40%	36%
Debt securities	30-54%	41%	36%
Real estate	17%	15%	17%
Other	3-10%	4%	11%

Total		100%	100%

Management of plan assets must comply with applicable laws and regulations in the countries where Hydro provides funded defined benefit plans. Within constraints imposed by laws and regulations, and given the assumed pension obligations and future contribution rates, the majority of assets are managed actively to obtain a long-term rate of return that at least reflects the chosen investment risk.
     Based on the current portfolio of plan assets the expected rate of return on plan assets is determined to be one to two percentage points above the yield on a portfolio of long-term high-quality debt instruments that receive one of the two highest ratings given by a recognized rating agency.
     In 2003, Hydro incurred a settlement loss of NOK 199 million. The charge included a settlement loss resulting from an agreement between Hydro and an external party, to transfer Hydro’s operatorship of certain licenses on the Norwegian continental shelf to the external party, including the transfer of employment for 535 employees, as of 1 January, 2003.
     Hydro expects to contribute approximately NOK 1,500 million to its pension plans in 2006. Total pension benefit payments expected to be paid to participants, which include payments funded from Hydro’s assets as well as payments paid from the plans are as follows:

EXPECTED PENSION BENEFIT PAYMENTS

Amounts in NOK million

2006	956
2007	1,027
2008	1,074
2009	1,153
2010	1,231
2011-2015	7,375

Notes to the consolidated financial statements	F 37
Norsk Hydro ASA and subsidiaries
Other Retirement Benefits
Hydro has unfunded retiree medical and life insurance plans for certain of its employees outside Norway. Related net periodic postretirement cost was NOK 13 million, NOK 19 million and NOK 2 million for 2005, 2004 and 2003, respectively. The post retirement liability was NOK 150 million and NOK 136 million as of 31 December, 2005 and 2004, respectively.

Note 21
Contingencies and other long-term liabilities

Hydro is subject to changing environmental laws and regulations that in the future may require the company to modernize technology to meet more stringent emissions standards or to take actions for contaminated areas. As of 31 December 2005 and 2004, Hydro had accrued NOK 412 million and NOK 351 million, respectively, for corrective environmental measures. The corresponding expense was NOK 89 million in 2005 compared to NOK 44 million and NOK 31 million in 2004 and 2003, respectively.
     Hydro’s future expenses for these corrective environmental measures are affected by a number of uncertainties including, but not limited to, the method and extent of corrective action. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that such estimates could be revised in the near term. In addition, conditions which could require future expenditures may be determined to exist for various sites, including Hydro’s major production facilities and product storage terminals. The amount of such future costs is not determinable due to the unknown timing and extent of corrective actions which may be required.
     Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
     On 30 June 2004 the EFTA Surveillance Authority (ESA) decided that exemptions for certain Norwegian businesses from the electricity tax for the period between 6 February and 31 December 2003 constituted illegal State aid under the EEA Agreement. The decision requires the Norwegian government to make recoveries from those businesses. On 21 July 2005 an application for annulment of the decision launched by the Norwegian Government and the Federation of the Norwegian Processing Industry (PIL) was dismissed by the EFTA court. The total amount which the Norwegian government must recover from Hydro is dependant upon the government’s interpretation of ESA’s decision. The amount will not be material to Hydro.
     At the end of 2004, a dispute arose in connection with a claim against TadAZ, an aluminium company owned by the state of Tajikistan, for non-delivery of approximately 80,000 tonnes of aluminium under a barter contract. The value of the claim is approximately US dollar 145 million. Risks related to non-performance have been mitigated by designated security arrangements. In an award by an arbitration court of 8 November 2005 the court ruled in favor of Hydro and the barter contract was held valid and enforceable. TadAZ has appealed the award to the High Court of London, challenging the arbitration court’s jurisdiction. Hydro is confident that the award of the arbitration court will be upheld.
     As operator on the Norwegian Continental Shelf Hydro make charges to its partners for pension costs. Since 1 January 2001 pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro is entitled to charge all relevant pensions costs incurred as operator. In the third quarter of 2005, Hydro has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to 1 January 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro.
     Hydro has long-term gas sales contracts with E.ON Ruhrgas. Deliveries under the contracts amount to approximately 1.6 bcm per year. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. Each of Hydro and E.ON Ruhrgas has requested adjustments of the price provisions of the gas sales contracts with effect from 1 January 2005. Failing agreement, E.ON Ruhrgas has, as of 18 October 2005, referred the matter to an independent arbitration panel as provided for under the contracts. Hydro filed its answer and a claim for a price increase on 24 November 2005.

CONTINGENCIES AND OTHER LONG-TERM LIABILITIES

Amounts in NOK million	2005	2004

Insurance premiums and loss reserves	556	121
Asset retirement obligations	7,447	6,244
Postretirement benefits other than pensions	150	136
Derivatives	2,336	759
Other	1,935	1,875

Total US GAAP	12,424	9,134

Hydro’s asset retirement obligations covered by SFAS 143 are associated mainly with the removal and decommissioning of oil- and gas offshore installations. The obligations are imposed and defined by legal requirements in Norway and other countries as well as the OSPAR convention (The Convention for the Protection of the Marine Environment of the North-East Atlantic). The fair value of the obligations is recognized in the balance sheet in the period in which it is incurred, i.e. when the oil- and gas installations are constructed and ready for production, and the obligation amount is adjusted for accretion and estimate changes in subsequent periods until settlement.
     Hydro implemented FASB Interpretation (FIN) No. 47 Accounting for Conditional Asset Retirement Obligations, beginning 31 December 2005. FIN 47 is an interpretation of SFAS 143 Accounting for Asset Retirement Obligations, which refers to legal obligations to perform asset retirement activities. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated, even if timing and/or method of settlement is conditional on a future event that may not be within the control of the entity. FIN 47 implementation mainly relates to brick-lining used in primary aluminium production within Metals.

F 38	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

ASSET RETIREMENT OBLIGATIONS

Amounts in NOK million	2005	2004

Total asset retirement obligations 1.1	6,281	5,235
Incurred this year	761	106
Revisions in estimates	326	818
FIN 47 implementation	223	—
Settlements	(356)	(219)
Accretions	404	352
Currency translation	56	(11)

Total asset retirement obligations 31.12	7,694	6,281

Of which:
Short term asset retirement obligations	247	37
Long term asset retirement obligations	7,447	6,244

According to FIN 47, previous years should not be restated. The following table reconciles the reported net income, reported earnings per share and asset retirement obligations to that which would have resulted for the earlier years assuming FIN 47 were adopted 1 January 2003.

PRO FORMA INFORMATION (UNAUDITED)

Amounts in NOK million,
except per share data	2005	2004	2003

Net income	15,638	12,560	10,968
Depreciation change (after tax)	(31)	(32)	(32)
Other operating cost (after tax)	28	29	29
Cumulative effects of changes in accounting principles	78	—	—

Pro forma net income	15,713	12,557	10,966

Reported basic and diluted earnings per share	62.40	49.40	42.60
Net adjustment changes in accounting principles earnings per share	0.30	—	—

Pro forma basic and diluted earnings per share	62.70	49.40	42.60

Pro forma Asset Retirement Obligation, 1 January	6,500	5,451	4,748

Note 22
Secured debt and guarantees

Amounts in NOK million	2005	2004

Amount of secured debt	23	33
Assets used as security:
Machinery and equipment	32	41
Buildings	57	62
Other	2	2

Total	91	105

Guarantees (off-balance sheet):
Non-consolidated investee debt	89	86
Contingency for discounted bills	113	92
Tax guarantees	406	1,354
Sales guarantees	7,925	8,200
Commercial guarantees	15,702	9,390

Total	24,235	19,122

Hydro is contingently liable for guarantees made directly or on behalf of subsidiaries by the parent company, Norsk Hydro ASA, in the normal course of business. The amounts in the table above represents the maximum amount of potential future payments related to such guarantees. None of the contingent amounts described above are recorded on the balance sheet as of 31 December 2005.
     Guarantees of non-consolidated investee debt relates to guarantees covering credit facilities with external banks. Tax guarantees includes guarantees to tax authorities regarding the non-taxable treatment on gains on internal sales of assets. Gains on such sales could become taxable if certain assets were sold outside the group. Hydro controls whether such assets are offered for sale outside the group. Guarantees in connection with the sale of companies, referred to as sales guarantees in the table above, reflect the maximum contractual amount that Hydro could be liable for in the event of certain defaults or the realization of specific uncertainties. The amount indicated includes liabilities relating to the demerger of Yara. Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger. In addition, Hydro has certain guarantees relating to sales of companies that are unspecified in amount and unlimited in time. No amounts relating to such guarantees are included in the table above. Hydro believes that the likelihood of any material liability arising from guarantees relating to sales of companies is remote. Historically, Hydro has not made any significant indemnification payments under such guarantees and no amount has been accrued in the consolidated financial statements. Hydro estimates that the fair value of guarantees related to sale of companies is immaterial.
     In addition to guarantees relating to the sale or divestment of companies, Hydro has guaranteed certain recoverable reserves of crude oil in the Veslefrikk field on the NCS as part of an asset exchange between Hydro and Petro Canada. Under the guarantee, Hydro is obligated to deliver indemnity reserves to Petro Canada in the event that recoverable reserves are evaluated to be lower than a specified amount. An evaluation of the recoverable reserves was completed in 2002 in accordance with the agreement which resulted in compensation by Hydro to Petro Canada. The agreement with Petro Canada was renegotiated in 2002 with the possibility of making a new evaluation of the reserves in 2008, 2014 and the end of the field’s productive lifetime. The agreement includes the possibility of recovery by Hydro of earlier compensation if

Notes to the consolidated financial statements	F 39
Norsk Hydro ASA and subsidiaries
new evaluations indicate improvements in the estimated recoverability. The guarantee is not applicable in cases of force majeure, the failure of the field operator to comply with appropriate field practices and other instances. As of 31 December 2005, the remaining volume covered under the guarantee was 0,88 million Sm3 of crude oil, equivalent to approximately NOK 2,208 million calculated at current market prices. As of 31 December 2004, the remaining volume covered under the guarantee was 1.02 million Sm3 of crude oil, equivalent to approximately NOK 1,569 million.
     Commercial guarantees consist of advance payment guarantees, bid bonds, stand-by letters of credit, performance guarantees and payment guarantees. While most commercial guarantees are issued directly by the parent company, certain guarantees are obtained from external banks and covered by Hydro by a counter indemnity to such banks. Hydro’s contingent liability relating to commercial guarantees is linked to the performance of its subsidiaries under various contracts. Because the payment of commercial guarantees is related to events directly or indirectly controlled by Hydro, the risk related to such instruments is considered to be limited. However, a certain portion of the guarantees are payable on demand. Therefore, there is a certain amount of litigation risk in the event of unfair calls relating to such guarantees.

Note 23
Contractual and other commitments for future investments and operations

As of 31 December 2005:		Investments
Amounts in NOK million	2006	Thereafter	Total

Contract commitments for investments in property, plant and equipment:
Land based	1,043	51	1,094
Oil and gas fields and transport systems	9,840	9,207	19,047

Total	10,883	9,257	20,140

Additional authorized future investments in property, plant and equipment:
Land based	851	602	1,453
Oil and gas fields and transport systems	659	32	691

Total	1,510	634	2,144

Contract commitments for other future investments:	34	117	151

Additional authorized future investments include projects formally approved for development by the Board of Directors or management given the authority to approve such investments. General investment budgets are excluded from these amounts.
     Hydro has entered into take-and-pay and long-term contracts providing for future payments to secure pipeline and transportation capacity, processing services, raw materials and electricity and steam. In addition, Hydro has entered into long-term sales commitments to deliver goods. This principally relates to obligations to deliver gas from fields on the Norwegian Continental Shelf for a total amount of NOK 232 billion.
The non-cancelable future fixed and determinable obligation as of 31 December 2005 is as follows:

TAKE-AND-PAY AND LONG-TERM CONTRACTS

Amounts in	Transport	Raw	Energy	Sales com-
NOK million	and Other	materials	related	mitments

2006	1,352	1,784	7,224	(20,606)
2007	944	1,374	10,797	(22,723)
2008	797	1,058	4,552	(16,618)
2009	838	1,057	3,765	(14,077)
2010	812	1,059	2,221	(13,810)
Thereafter	4,846	7,172	14,217	(152,190)

Total	9,588	13,505	42,774	(240,024)

Terms of certain of these agreements include additional charges covering variable operating expenses in addition to the fixed and determinable component shown above, including contracts to purchase 19 million tonnes of alumina over the next 25 years where the variable part of the prices are normally linked to the London Metal Exchange quoted prices.
     Hydro has also entered into take-and-pay and other long-term contracts as part of shareholders agreement in non-consolidated investees, including contracts to purchase 37 million tonnes of alumina over the next 17 years. These commitments are not included in the figures above.
     The total purchases under the take-and-pay agreements and long-term contracts were as follows (in NOK million): 2005 — 7,438; 2004 —4,736; 2003 — 2,670 and 2002 — 3,065.

Note 24
Market risk management and derivative instruments

Hydro is exposed to market risks from prices on commodities bought and sold, prices on other raw materials, currency exchange rates and interest rates. Depending on the degree of price volatility, such fluctuations in market prices may create fluctuations in Hydro’s results. To manage this exposure, Hydro’s main strategy is to maintain a strong financial position to be able to meet fluctuations in results.
     Market risk exposures are evaluated based on a portfolio view in order to take advantage of offsetting positions and to manage risk on a net exposure basis. Natural hedging positions are established where possible and if economically viable. Hydro uses financial derivatives to some extent to manage financial and commercial risk exposures.
     Some of Hydro’s commodity contracts are deemed to be derivatives under US GAAP. Derivative instruments, whether physically or financially settled, are accounted for under FASB Statements of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities as amended. All derivative instruments are accounted for on the balance sheet at fair value with changes in the fair value of derivative instruments recognized in earnings, unless specific hedge criteria are met.
Commodity Price Risk Exposure
Oil
Hydro produces and sells crude oil and gas liquids. Hydro’s production of crude oil and gas liquids is, for the most part, sold in the spot market. Hydro utilizes futures, swaps and options to mitigate unwanted price exposures for a portion of its crude oil portfolio production. While engaging in economic hedging activities, as of the end of 2005 Hydro has no

F 40	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
hedge accounting program in place for the purpose of protecting against the risk of low oil prices. The main portion of economic hedge activities entered into in 2005 relates to the acquisition of Spinnaker, see economic hedges below.
Natural gas
Hydro is a producer, buyer, seller and to a limited extent consumer, of natural gas. The majority of Hydro’s equity gas production is sold to European counterparties based on long-term gas supply contracts. Contract prices are mainly indexed to oil products. Hydro utilizes instruments such as forwards, swaps and options to mitigate unwanted price exposures on the portion of the natural gas portfolio not sold on long-term contracts. The main portion of economic hedge activities entered into in 2005 related to the acquisition of Spinnaker, see economic hedges below. Hydro is also participating in trading activities based on partly own gas production and partly externally sourced gas volumes. In addition, Hydro engages in limited energy trading activity in derivatives as defined under EITF 02-3. The fair value of these traded financial instruments is determined by reference to various market prices or by use of other appropriate valuation methodologies. Commodity price, foreign exchange rate and credit exposures arising from energy trading have not been significant.
     An increasing number of the Company’s sales and purchase contracts related to natural gas are being classified as derivatives or deemed to contain embedded derivatives according to SFAS 133. These contracts are marked to their market value with changes to market value recognized in operating income. Gas contracts can be indexed to oil prices or quoted gas prices at recognized gas delivery points such as the National Balancing Point (NBP) in Great Britain, Zeebrugge Hub (ZB) in Belgium or the Dutch Title Transfer Facility (TTF). Only a portion of these derivative contracts are hedged with other natural gas derivatives. As such Hydro expects to have certain open derivative positions at any one point in time, which can result in earnings fluctuations. The magnitude of the unrealized gains and losses on these contracts will be influenced by geographical price differentials and spreads on the above mentioned gas contract indices.
Electricity
Hydro is a producer and consumer of electricity. Hydro’s consumption of electricity exceeds its production both in Norway and in Continental Europe. The deficit is principally covered through long-term commodity purchase contracts with other producers and suppliers to secure electricity for Hydro’s own consumption and delivery commitments.
     In order to manage and hedge the risks of unfavorable fluctuations in electricity prices and production volumes, Hydro utilizes both physical contracts and financial derivative instruments such as futures, forwards and options. These are traded either bilaterally or over electricity exchanges such as the Nordic power exchange (Nord Pool). Hydro participates in limited speculative trading.
Aluminium
Hydro produces primary aluminium and fabricated aluminium products. Hydro’s sourcing and trading activities procure raw materials and primary aluminium for use in Hydro’s smelters or in downstream operations. These materials are also sold to external customers. In addition, the trading activities contribute to optimize capacity utilization and to reduce logistical costs, as well as strengthening market positions by providing customers with flexibility in pricing and sourcing. Hydro has considerable activities relating to remelting and long-term commercial agreements to secure sourcing of casthouse products. All these activities are considered when evaluating the risk profile of Hydro’s aluminium activities.
     Hydro enters into future contracts with the London Metal Exchange (LME) mainly for the following purposes. The first is to achieve an average LME aluminium price on smelter production. Secondly, because the Company’s downstream business and the sale of third party products are margin businesses, Hydro hedges metal prices when entering into customer and supplier contracts with corresponding future contracts at fixed prices (back-to-back hedging). The majority of these contracts mature within one year. Hydro manages these hedging activities on a portfolio basis, taking LME positions based upon net exposures. Aluminium price volatility can result in significant fluctuations in earnings as these positions are marked to their market value with changes to market value recognized in operating income. See also economic hedges below.
     From time to time Hydro sells forward on a longer term to secure the margins for certain projects or related to special situations. In these situations, hedge accounting is often utilized. See the section on cash flow hedges below.
     The following types of commodity derivatives were recorded at fair value on the balance sheet as of 31 December 2005 and 31 December 2004. Contracts that are designated as hedging instruments in cash flow and fair value hedges are not included. The presentation of fair values for electricity and natural gas contracts shown in the table below include the fair value of derivative instruments such as futures, forwards and swaps in conjunction with the fair values of physical contracts.

Amounts in NOK million	2005	2004

Assets:
Swaps and futures, crude oil	9	55
Electricity contracts	1,570	391
Natural gas contracts	4,275	1,525
Aluminium futures, swaps and options	—	177

Total	5,854	2,147

Liabilities:
Electricity contracts	(391)	(197)
Natural gas contracts	(4,063)	(988)
Swaps and futures, crude oil	(175)	(62)
Aluminium futures, swaps and options	(902)	—

Total	(5,530)	(1,247)

Foreign Currency Risk Exposure
Prices of many of Hydro’s most important products, mainly crude oil, aluminium and natural gas, are either denominated in US dollar or are influenced by movements in the value of other currencies against the US dollar. Further, the cost of raw materials, including natural gas, NGLs and alumina, are affected by the US dollar price of crude oil or the US dollar price of aluminium, and variations in the US dollar exchange rates against local currencies. Hydro’s primary foreign currency risk is therefore linked to fluctuations in the value of the US dollar. To reduce the long-term effects of fluctuations in the US dollar exchange rates, Hydro has issued most of its debt in US dollars. As of 31 December 2005, 85 percent of Hydro’s long-term debt is denominated in US dollars. The majority of the remaining long-term debt is denominated in Euro, Norwegian kroner and British pounds.
     Hydro also employs foreign currency swaps and forward currency contracts to manage the currency exposures for Hydro’s long-term debt portfolio. Forward currency contracts are entered into to safeguard cash flows for forecasted transactions or to cover short-term liquidity needs in one currency through excess liquidity available in another currency.

Notes to the consolidated financial statements	F 41
Norsk Hydro ASA and subsidiaries
Hydro also incurs costs related to the production, distribution and marketing of products in a number of different currencies, mainly Euro, Norwegian krone, US dollar, Canadian dollar, Australian dollar, British Pounds and Swedish krone. Consequently, the effects of changes in currency rates on the translation of local currencies into Norwegian krone for subsidiaries outside of Norway can influence the comparative results of operations.
     Hydro has previously designated a portion of its foreign-denominated long-term debt, including certain related balances in currencies arising from foreign currency swaps and forwards, as hedges of net foreign investments in subsidiary companies. As of 1 January 2005 Hydro no longer designated portions of its long-term debt and forward currency contracts as hedges of net investments in foreign subsidiaries.
     The foreign currency effects of these former net investment hedges reflected in the cumulative translation section of shareholders’ equity produced a NOK 320 million after-tax gain during the year ended 31 December 2004; offsetting a foreign currency translation loss of NOK 1,628 million in shareholders’ equity for 2004. On 10 November 2005 Hydro agreed to sell the entire investment in Biomar Holding A/S. A net investment hedging loss of NOK 33 million was expensed to the income statement from equity relating to this transaction.
     The following types of financial derivatives were recorded at fair value on the balance sheet as of 31 December 2005 and 31 December 2004. Currency contracts that are designated as hedging instruments in cash flow hedges are not included.

Amounts in NOK million	2005	2004

Assets:
Currency forwards and swaps	310	757

Liabilities:
Currency forwards and swaps	(297)	(23)

     The currency contracts listed below were outstanding as of 31 December 2005.

Currency	Nominal	Fair value in	Maturity by nominal
	value in currency	NOK	amount in currency

Amount in million			Within one year	Later

Buying currency
AUD	10	49	10	—
CAD	83	461	41	42
EUR	730	5,814	730	—
GBP	174	2,004	174
NOK	14,294	14,258	14,294	—
USD	63	326	—	63

Selling currency
DKK	(385)	(413)	(385)	—
JPY	(5,142)	(280)	(200)	(4,942)
SEK	(2,775)	(2,362)	(2,775)	—
USD	(2,953)	(19,847)	(2,926)	(27)

Interest Rate Exposure
Hydro is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund its business operations in different currencies. Hydro maintains a high ratio of long-term, fixed-rate debt, as a proportion of its total interest bearing debt, with an even debt repayment schedule. Hydro uses foreign exchange and interest rate swaps from time to time and other derivatives to optimize currency and interest rate exposure. The fair value of interest rate derivatives at 31 December 2005 and 2004 are immaterial and not presented here.
Cash Flow Hedges
The expansion project at the Sunndal metal plant increased Hydro’s exposure to commodity prices and foreign currency exchange rates. Accordingly, Hydro entered into short positions using aluminiumfutures traded on London Metal Exchange and US dollar forward contracts to secure an average aluminium price of approximately NOK 14,000 per tonne of a portion of the forecasted sales of primary metal production per year for the period 2003 to 2007. As of 31 December 2005, Hydro had sold forward about 206,000 tonnes (315,000 tonnes in 2004) of primary aluminium at an average price of approximately US dollar 1,500 per tonne. In addition Hydro has secured the exchange rate against the US dollar at approximately NOK 9.4 per US dollar for the same tonnage. Gains and losses on these derivatives are recorded to OCI and will be reclassified into operating revenues when the corresponding forecasted sale of aluminium is recognized. No amount of ineffectiveness was recognized in 2005 and 2004 since the critical terms of the commodity derivatives and the forecasted aluminium sales are substantially similar. A gain after tax of NOK 198 million is expected to be classified from OCI into earnings during the period ending 31 December 2006. A gain after tax of NOK 185 million was reclassified from OCI into earnings during 2005. A gain after tax of NOK 201 million and NOK 185 million was reclassified from OCI into earnings during 2004 and 2003, respectively. As of 31 December 2005 the maximum length of time over which the Company is hedging its exposure to the variability in cash flows is two years.
     In 2003, a major expansion project at the Alouette plant in Canada increased Hydro’s exposure to foreign currency exchange rates. Hydro’s investment in the plant is in US dollar while approximately 78 percent of the expected payments for the expansion project in Canada were denominated in Canadian dollar (CAD). Hydro entered into currency forward contracts to sell US dollar and buy Canadian dollar as part of a cash flow hedge of forecasted CAD payments for the period March 2003 -March 2006. The notional amount of the contracts was approximately CAD 39,6 million at 31 December 2004 (CAD 206 million at the inception of the project in 2003) at an average rate of 1.56 CAD per USD. Gains and losses on these derivatives that were recorded in OCI will be reclassified into earnings in the same period during which the hedged forecasted transactions affect earnings (that is, in the same time period depreciation is recognized). No amount of ineffectiveness was recognized in 2005, 2004 or 2003 since the critical terms of the derivatives and the forecasted payments are substantially similar. The plant construction was completed in November 2005, and all hedging instruments were reclassified to freestanding derivatives with changes in fair value recorded directly to earnings from this date. A gain after tax of NOK 3 million was reclassified from OCI into earnings during the period ending 31 December 2005. A gain after tax of NOK 4 million is expected to be classified from OCI into earnings during the period ending 31 December 2006.
     At the end of 2005 Hydro sold forward about 130,000 tonnes of primary aluminium, equally spread over the time period, from April to December 2006, in order to secure acceptable operating margins for a portion of its primary metal production for 2006, and to mitige the effects of higher energy costs, especially in Germany. The average forward price for the period is US dollar 2,140 per tonne. The forward sale is accounted for as a cash-flow hedge from December 2005 with a loss of NOK 44 million after tax recorded to OCI. No amount of ineffectiveness was

F 42	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
recognized in 2005 since the critical terms of the commodity derivatives and the forecasted aluminium sales are substantially similar. The entire amount is expected to be reclassified from OCI to operating revenues when the corresponding forecasted sale of aluminium is recognized during 2006.

The following fair values were recorded on the balance sheet for hedging instruments as of 31 December 2005 and 31 December 2004.

Amounts in NOK million	2005	2004

Assets:
Cash flow hedging instruments, currency	730	1,396

Total	730	1,396

Liabilities:
Cash flow hedging instruments, aluminium	(844)	(497)

Total	(844)	(497)

Economic Hedges
In certain cases, Hydro enters into derivative transactions which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include aluminium future contracts on the LME, oil swaps and certain other derivative instruments. Gains and losses on economic hedges are booked either as part of operating revenues or as part of goods sold.
     For 2005 a loss of NOK 515 million relating to economic hedges is recognized as part of operating revenues. A gain of NOK 210 million and a gain of NOK 292 million were recognized in operating revenues on economic hedges in 2004 and 2003, respectively.
     In 2005, a loss of NOK 195 million relating to economic hedges is recognized as part of goods sold. A gain of NOK 90 million and a loss of NOK 495 million were similarly recognized as cost of goods sold in 2004 and 2003, respectively.
     In connection with the acquisition of Spinnaker Inc., Hydro purchased put options on gas prices in the US and executed a collar (buying a put option in combination with selling a call option) on oil prices in the US. These derivative transactions hedge the value of expected oil and gas production volumes associated with the ex-Spinnaker enterprise, covering a period of three years. Overall, the economic hedges relating to Spinnaker are recognized in operating revenues with an unrealized loss of NOK 440 million for 2005.
     In addition to the economic commodity hedges, Hydro also performs trading operations to reduce currency exposures on commodity positions. The effect of such operations is recognized as a part of Financial income (expense), net, in the income statement.
Fair Value of Derivative Instruments
The fair market value of derivative financial instruments such as currency forwards and swaps is based on quoted market prices. The fair market value of aluminium futures and option contracts is based on quoted mar ket prices obtained from the London Metals Exchange. The fair value OF other commodity over-the-counter contracts and swaps is based on quoted market prices, estimates obtained from brokers and other appropriate valuation techniques. Where long-term physical delivery commodity contracts are recognized at fair value in accordance with SFAS 133, such fair market values are based on quoted forward prices in the market and assumptions of forward prices and margins where market prices are not available.
     See note 19 for fair value information of Hydro’s long-term debt.
Credit Risk Management
Setting counterparty risk limits, requiring insurance, and establishing procedures for monitoring exposures and settlement of accounts limits Hydro’s credit risk. Hydro’s overall credit risk level is reduced through a diversified customer base representing various industries and geographic areas. Follow-up of timely payments of accounts receivables is given high priority.
     Credit risk arising from the inability of a counter party to meet the terms of derivative financial instrument contracts is generally limited to amounts by which the counterparty’s obligations exceed the obligations of Hydro. Pre-approval of exposure limits is required for financial institutions relating to current accounts, deposits and other obligations. Credit risk related to derivative commodity instruments is substantially limited since most instruments are settled through commodity exchanges. Counterparty risk related to the use of derivative instruments and financial operations is regarded as minimal.

Notes to the consolidated financial statements	F 43
Norsk Hydro ASA and subsidiaries

Note 25
External audit remuneration

Deloitte statsautoriserte revisorer AS (Deloitte) is the principal auditor of Norsk Hydro ASA. Certain portions of audits are performed by Ernst & Young and other firms. The following table shows audit and non-audit fees for the fiscal years 2005 and 2004. The figures include fees related to 2004 discontinued operations.

		Audit	Other
2005		related	non-audit
Amounts in NOK thousands	Audit fees	fees	fees	Tax fees	Total

Deloitte Norway 1)	32,210	1,796	1,444	631	36,081
Deloitte Abroad	25,696	3,126	131	6,784	35,737

Total Deloitte	57,906	4,921	1,575	7,416	71,818

Ernst & Young 2)	11,312	396	—	958	12,667
Others	3,041	403	1,244	1,149	5,836

Total fees	72,259	5,720	2,819	9,523	90,321

		Audit	Other
2004		related	non-audit
Amounts in NOK thousands	Audit fees	fees	fees	Tax fees	Total

Deloitte Norway	24,691	2,018	1,337	17	28,063
Deloitte Abroad	23,399	4,899	427	7,445	36,170

Total Deloitte	48,090	6,917	1,764	7,462	64,233

Ernst & Young 2)	11,095	929	—	2,200	14,224
Others	3,660	1,314	1,215	1,774	7,963

Total fees	62,845	9,159	2,979	11,436	86,420

1)	From 2005 the audit fees from Deloitte Norway include the audit of the oil and gas licences operated by Hydro. The cost for 2005 was NOK 2,4 million. The corresponding amount for 2004 was NOK 2,3 million, not included in this table.
2)	Amounts for Ernst & Young relate to Hydro subsidiaries under Ernst & Young’s audit. Ernst & Young provides non-audit services to subsidiaries that it does not audit; such fees are not included in this table.

Note 26
Related parties and Variable Interest Entities

Related Parties
The Norwegian State owned as of 31 December 2005, 113,483,658 ordinary shares representing 43.8 percent of the total number of ordinary shares issued, representing 45.4 percent of the shares outstanding as of the same date. There are no different voting rights associated with the ordinary shares held by the State.
     A buy back program covering up to 5,617,621 shares was authorized at the extraordinary General Meeting in December 2004. As of 31 December 2005, 934,400 shares were bought back under this program. An agreement with the Norwegian State allows redemption of a proportional share of the State’s shares. A total of 10 million shares may be cancelled under the program, including shares owned by the Norwegian State, or the equivalent of approximately four percent of the Company’s outstanding shares. A final decision on canceling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders.
The extraordinary General Meetings in January 2004 and December 2004 authorized the cancellation of 1,484,300 and 2,808,810 repurchased shares respectively. Based on an agreement with the Norwegian State, Hydro’s largest shareholder, a proportional share of the State’s shares of 1,157,922 and 2,191,190 respectively, was redeemed. As compensation, the State received an amount equal to the market price paid by Hydro, plus interest of NIBOR plus one percent, for the period between the share purchases and the payment to the State. For the transactions, the State received compensation of NOK 445 million in 2004 and 981 million in February 2005.
     Transactions with non-consolidated investees are described in Note 13 Non-Consolidated Investees.

F 44	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Members, observers and deputy members of the corporate assembly owning ordinary shares as of 31 December 2005 are:

Number of shares

Nils Roar Brevik	1
Sven Edin	224
Anne-Margrethe Firing	1,164
Billy Fredagsvik	38
Tore Amund Fredriksen	24
Sónia F. T. Gjesdal	117
Westye Høegh	16,200
Kjell Kvinge	222
Astri Sylvi Lem	150
Dag Harald Madsen	23
Line Melkild	23
Bjørn Nedreaas	39
Wolfgang Ruch	25
Anne Merete Steensland	24,272
Rune Strande	1
Svein Steen Thomassen	100
Svein Aaser	1,872

Variable Interest Entities
Hydro has one arrangement that meets the requirements of FIN 46R to be classified as a VIE. Hydro has an equity interest in Slovalco, an aluminium smelter with an annual capacity of 175 thousand tonnes in Slovakia. Hydro also has an agreement to supply Slovalco with alumina and a right and obligation to purchase approximately 60 percent of Slovalco’s total aluminium production at market based prices. Hydro owns 20 percent of the shares of Slovalco representing 40 percent of the voting rights. In 2001, Hydro entered into a put and call option arrangement with another shareholder that could increase Hydro’s interest up to 65 percent. This arrangement, which expires every year at 31 December and has been renewed through 31 December 2006, is the primary reason requiring Hydro to consolidate Slovalco in accordance with the VIE regulations.
     Hydro has consolidated Slovalco in accordance with the requirements effective from 1 January 2004. Related assets, liabilities and the 80 percent non-controlling interests have been measured based on their fair values at the time the option arrangement was entered into in 2001 and recorded based on such values carried forward to 1 January 2004. As of 1 January 2004, total assets, liabilities and non-controlling interests were NOK 2,182 million, NOK 725 million and NOK 1,165 million respectively. At the end of 2003, the difference between Hydro’s interest in Slovalco consolidated based on the requirements in FIN 46R compared to the equity method was immaterial. At the end of 2005 total assets, liabilities and non-controlling interests were NOK 2,084 million, NOK 675 million and NOK 903 million. The lenders to Slovalco have no recourse to Hydro.

Note 27
Supplementary oil and gas information

Hydro uses the “successful efforts” method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the costs of exploratory wells and acquired exploration rights, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense.
     Once the exploration drilling demonstrates that sufficient quantities of resources have been discovered, continued capitalization is dependent on project reviews, which take place periodically and no less frequently than every quarter, to ensure that satisfactory progress for the well or group of wells toward ultimate development of the reserves is being achieved. Evaluation of whether commercial quantities of hydrocarbons have been discovered is based on existing technology and price conditions, unless Hydro expects long-term price conditions to be less favorable.
     Most of Hydro’s exploration activities are performed in areas requiring major capital expenditures, such as platforms or sub-sea stations with related equipment. For complicated offshore exploratory discoveries, it is not unusual to have exploratory well costs remain suspended on the balance sheet for several years while we perform appraisal work, evaluate the optimal development plans and timing, and secure final regulatory approvals for development. Appraisal work for each project normally includes an assessment process covering choice of the optimal technical and economical solution taking into consideration existing pipelines, platforms and processing facilities in the area, regulatory issues including environmental requirements and legal issues, and relationship to other joint ventures involved in the area and/or utilizing the same infrastructure. When the appraisal work is completed, the Plan for Development and Operation (PDO), which shall contain an account of economic aspects, resource aspects, technical, safety related, commercial and environmental aspects as well as information as to how a facility may be decommissioned and disposed of when petroleum activities ceases, can be prepared.
     Discovered reserves are classified as “proved reserved” (as defined by SEC’s rules) when the PDO is submitted to the authorities for approval (Norway) or the project has matured to a similar level (outside Norway). At the same time, related costs are transferred to development cost. It normally takes more than one year to complete all of the activities that permit recognition of proved reserves under the current SEC guidelines.
     Cost relating to acquired exploration rights are allocated to the relevant areas, pending the determination of the existence of proved reserves. The acquired exploration rights are charged to operating expense when a determination is made that proved reserves will not be found in the area. Each block or area is assessed separately, based on exploration experience. Capitalized exploration and development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that Hydro uses future net cash flows to evaluate unproved properties for impairment, the unproved reserves are risk adjusted before estimating future cash flows associated with those resources. All development costs for wells, platforms, equipment and related interest are capitalized. Preproduction costs are expensed as incurred.

Notes to the consolidated financial statements	F 45
Norsk Hydro ASA and subsidiaries
Costs Incurred on Oil and Gas Properties

CAPITALIZED EXPLORATION COSTS AND COSTS RELATED TO PROPERTY ACQUISITION

	Norway			International			Total
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Capitalized at beginning of year	583	633	837	662	390	442	1,245	1,023	1,279
Exploration well costs capitalized during the year	356	120	36	351	277	168	707	397	204
Exploration acquisition costs capitalized during the year 1)	—	65	—	3,918	148	—	3,918	213	—
Capitalized exploration costs charged to expense	(45)	(110)	(35)	(4)	(138)	(136)	(49)	(248)	(171)
Transferred to development	(292)	(125)	(185)	(142)	5	(26)	(434)	(120)	(211)
Disposals	—	—	(19)	—	—	(78)	—	—	(97)
Foreign currency translation	—	—	—	56	(19)	20	56	(19)	20

Capitalized exploration well costs at end of year	538	518	633	791	504	365	1,329	1,022	998

Capitalized acquisition costs at end of year	65	65	—	4,050	159	25	4,115	224	25

Capitalized exploration costs at end of year	603	583	633	4,841	662	390	5,444	1,245	1,023

Wells in process of drilling at end of year	—	85	6	76	201	4	76	286	10
Wells in areas where the drilling program is uncompleted or completed during the year	456	231	341	715	301	346	1,171	532	687
Wells where drilling program is completed more than one year ago	56	182	266	—	—	—	56	182	266
Other cost including acquisition of unproved property	91	85	20	4,050	160	40	4,141	245	60

Capitalized exploration costs at end of year	603	583	633	4,841	662	390	5,444	1,245	1,023

1)	The capitalized acquisition costs in 2005 is related to the purchase of Spinnaker Exploration, and licences in Morocco, Libya and Angola. In 2004, NOK 213 million was related to the purchase of license PL 248 in Norway and licenses in the Gulf of Mexico and Madagascar.

The following table provides an aging of capitalized exploratory well costs based on the date the drilling program for the project was completed, and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of drilling. A project is, in this context, defined as an area which is expected to be developed as one single development solution. A project may use existing infrastructure, including pipelines, processing facilities on existing platforms etc. There may be more than one development solution used for one reservoir or for one license if physical and/or legal and/or economic conditions make that viable.

SPECIFICATION OF AGE OF CATEGORY

						More than
	1 year	2 years	3 years	4 years	5 years	5 years	Total

Amounts (NOK million)	44	—	—	—	—	12	56
Number of projects	1	—	—	—	—	1	2

The following is a description of projects that have been capitalized for a period greater than one year following the completion of drilling, including a description of activities undertaken in the project and remaining activities to classify the associated resources as proved reserves.
One year from end of drilling program:
The Idun project
The project consists of one discovery well drilled in 1998 in the Nordland II area, located north in the Norwegian Sea. The discovery consists primarily of gas. In 2004 an appraisal well were drilled, and evaluation of various possible development solutions for the discoveries in this area have been performed. It is decided to develop the Idun field as a joint development with the Skarv field (PL 212). The fields will be developed with sub-sea solutions connected to a production ship. Gas export will be through the Åsgard Transport System to the onshore Kårstø facility. PDO is planned for submittal to the Norwegian Government in 2006 or 2007.

F 46	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
More than 5 years from end of drilling program:
The Grane Outside project
The project consists of one discovery well drilled in 1992 as part of the Grane drilling program which ended in 1998. The well has a total suspended cost of NOK 12 million. In connection with the Grane development, the licenses were unitized. The Grane Outside well was located outside the then established Grane unit, and therefore has a different ownership structure. Grane Outside is planned as a sub-sea development with tie-in to the producing Grane Field installations. Grane Outside is expected to be developed and start production when Grane goes off plateau production, expected in 2008-2010. The development of Grane Outside will require a separate PDO, and has not yet been included as proved reserves.
In addition, four wells were completed more than one year ago. These wells are kept suspended on the balance sheet awaiting the completion of ongoing or planned drilling activities in these areas.

EXPLORATION COSTS INCURRED DURING THE YEAR (UNAUDITED)

	Norway			International			Total
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Exploration activity	890	478	437	1,692	934	1,172	2,582	1,412	1,609
Capitalized exploration costs	356	120	36	351	277	168	707	397	204
Capitalized exploration costs charged to expense	(45)	(110)	(35)	(4)	(138)	(136)	(49)	(248)	(171)
Other 1)	(9)	—	—	91	—	—	82	—	—

Exploration costs expensed during the year	587	468	437	1,254	796	1,140	1,839	1,264	1,577

1)	In 2005, NOK 91 million was related to insurance refund in Iran due to an unsuccessful well drilled in 2004.

COSTS RELATED TO DEVELOPMENT, TRANSPORTATION SYSTEMS AND OTHER (UNAUDITED)

	Norway			International			Total
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Net book value at beginning of year	61,401	62,672	61,822	7,461	7,540	7,162	68,862	70,212	68,984
Implementation SFAS 143 Asset Retirement Obligation	—	—	1,021	—	—	68	—	—	1,089
Cost incurred during the year	10,258	9,093	7,288	2,596	1,585	1,199	12,854	10,678	8,487
Acquisition cost	21	297	—	15,069	—	—	15,090	297	—
Transferred from exploration cost	292	125	185	142	(5)	26	434	120	211
Amortization	(8,330)	(8,259)	(7,525)	(1,473)	(1,566)	(1,589)	(9,803)	(9,825)	(9,114)
Disposals	(32)	(2,527)	(119)	(211)	(3)	(4)	(243)	(2,530)	(123)
Foreign currency translation	—	—	—	404	(90)	678	404	(90)	678

Net book value at end of year	63,610	61,401	62,672	23,989	7,461	7,540	87,599	68,862	70,212

Cost incurred during 2005 included NOK 1,269 million related to activities in Angola, NOK 615 million related to activities in the US, NOK 409 million related to activities in Canada, NOK 257 million related to activities in Libya and NOK 43 million of development cost related to activities in Russia. NOK 461 million and NOK 241 million relates to accruals in Norway and International regarding asset retirement obligations under SFAS 143, mainly resulting from new fields ready for production during the year and changes in estimates.
     Cost incurred during 2004 included NOK 972 million, NOK 290 million and NOK 168 million of development cost related to activities in Angola, Canada and Russia respectively. NOK 851 million and NOK 71 million relates to accruals in Norway and International regarding asset retirement obligations under SFAS 143. This is as a result of changes in estimates and new accruals in connection with fields ready for production during the year.
Cost incurred during 2003 included NOK 686 million, NOK 281 million and NOK 239 million of development cost related to activities in Angola, Canada and Russia respectively. NOK 236 million and NOK 61 million relates to accruals in Norway and International regarding asset retirement obligations under SFAS 143. This is as a result of changes in estimates and new accruals in connection with fields ready for production during the year.
     Acquisitions in 2005 included NOK 15,069 million related to the purchase of Spinnaker Exploration Company in the Gulf of Mexico, see note 2 for further information. In addition, NOK 21 million was related to the acquisition of Skinfaks in Norway.
     Acquisitions in 2004 included NOK 297 million relating to the purchase of 2 percent of the Kristin field in Norway.

Notes to the consolidated financial statements	F 47
Norsk Hydro ASA and subsidiaries
Results of Operations for Oil and Gas Producing Activities
(unaudited)
As required by SFAS 69, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Hydro.
The “results of operations” should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs, and other costs. Income tax expense is a theoretical computation based on the statutory tax rates after giving effect to the effects of uplift and permanent differences only.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Norway			International			Total
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Sales to unaffiliated customers	10,528	6,817	6,672	6,700	5,039	4,061	17,228	11,856	10,733
Intercompany transfers 1)	45,344	35,164	25,531	—	—	—	45,344	35,164	25,531

Total revenues	55,872	41,981	32,203	6,700	5,039	4,061	62,572	47,020	36,264

Operating costs and expenses:
Production costs	4,774	3,922	3,591	456	412	425	5,230	4,334	4,016
Exploration expenses	587	468	437	1,252	796	1,140	1,839	1,264	1,577

Depreciation, depletion and amortization	8,201	8,101	7,378	1,699	1,578	1,597	9,900	9,679	8,975
Transportation systems	1,691	1,647	1,257	140	118	125	1,831	1,765	1,382

Total expenses	15,253	14,138	12,663	3,547	2,904	3,287	18,800	17,042	15,950

Results of operations before taxes	40,619	27,843	19,540	3,153	2,135	774	43,772	29,978	20,314
Current and deferred income tax expense	(30,810)	(21,279)	(14,802)	(1,602)	(965)	(414)	(32,412)	(22,244)	(15,216)

Results of operations	9,809	6,564	4,738	1,551	1,170	360	11,360	7,734	5,098

1)	The majority of intercompany transfers are resold from the Energy and Oil Marketing sub segment without further processing.
Proved Reserves of Oil and Gas (unaudited)
Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses. Reserves are expected to be revised as oil and gas are produced and additional data become available. International reserves under PSA contracts (production sharing agreement) are shown net of Royalties in kind and Government’s share of Profit Oil, based on prices at the balance sheet date.
     Adjustments of quantities of oil and gas under PSA contracts following the increased oil and gas prices in 2005 was a reduction of 21 million barrels of oil equivalents (mmboe).

F 48	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

PROVED DEVELOPED AND UNDEVELOPED RESERVES OF OIL AND GAS

		Norway				International				Total
	Oil	Natural gas		Oil and gas	Oil	Natural gas		Oil and gas	Oil	Natural gas		Oil and gas
		billion	billion			billion 2)	billion			billion 2)	billion
	mmboe 1)	Sm3 2)	cf 2)	mmboe 3)	mmboe 1)	Sm3 2)	cf 2)	mmboe 3)	mmboe 1)	Sm3 2)	cf 2)	mmboe 3)

As of 31 December, 2002	883	187.4	6,629	2,053	172	—	—	172	1,055	187.4	6,629	2,225

Revisions of previous estimates 4)	59	(8.9)	(315)	8	(14)	—	—	(14)	45	(8.9)	(315)	(6)
Purchase (sale)/exchange of reserves in place	(2)	—	—	(2)	—	—	—	—	(2)	—	—	(2)
Extensions and new discoveries	22	36.1	1,278	248	17	—	—	17	39	36.1	1,278	265
Production for the year	(123)	(7.8)	(275)	(173)	(21)	—	—	(21)	(144)	(7.8)	(275)	(194)

As of 31 December, 2003	839	206.8	7,317	2,134	154	—	—	154	993	206.8	7,317	2,288

Revisions of previous estimates 4)	43	(3.0)	(106)	25	14	—	—	14	57	(3.0)	(106)	39
Purchase (sale)/exchange of reserves in place	(6)	(9.1)	(324)	(65)	—	—	—	—	(6)	(9.1)	(324)	(65)
Extensions and new discoveries	5	1.4	51	14	9	—	—	9	14	1.4	51	23
Production for the year	(132)	(8.8)	(312)	(188)	(21)	—	—	(21)	(153)	(8.8)	(312)	(209)

As of 31 December, 2004	749	187.3	6,626	1,920	156	—	—	156	905	187.3	6,626	2,076

Revisions of previous estimates 4)	33	4.8	170	63	1	—	—	1	34	4.8	171	64
Purchase (sale)/exchange of reserves in place	—	—	—	—	21	5.3	187	52	21	5.3	187	52
Extensions and new discoveries	36	3.1	109	56	3	0.1	3	3	39	3.2	112	59
Production for the year	(125)	(9.4)	(334)	(185)	(21)	—	(1)	(21)	(146)	(9.4)	(335)	(206)

As of 31 December, 2005	693	185.7	6,571	1,854	160	5.4	190	192	853	191.1	6,761	2,046

Proved developed reserves:
As of 31 December, 2002	559	124.8	4,416	1,339	93	—	—	93	652	124.8	4,416	1,432
As of 31 December, 2003	690	124.8	4,415	1,470	88	—	—	88	778	124.8	4,415	1,558
As of 31 December, 2004	607	118.6	4,197	1,350	97	—	—	97	704	118.6	4,197	1,447
As of 31 December, 2005	576	128.6	4,551	1,380	93	1.7	58	103	669	130.3	4,609	1,483

1)	Includes crude oil, NGL and Condensate. 1 Sm3 Oil/Condensate = 6.2898 boe. 1 tonne NGL = 11.9506 boe.
2)	Sm3 = Standard cubic meter at 15 degrees Celcius. cf = cubic feet at 60 degrees Fahrenheit. 1 Sm3 gas at 15 degrees Celcius = 35.3826 cubic feet gas at 60 degrees Fahrenheit.
3)	Includes crude oil, NGL, Condensate and natural gas. When converting natural gas into barrels of oil equivalents adjustment for calorific value to an equivalent 40 MJ/Sm3 volume is calculated, then 1000 Sm3 @ 40 MJ/Sm3 = 6.2898 boe.
4)	The revision of previous estimates relates to new information from current year’s drilling operations and additional data which is now available.

Purchase of reserves during 2005 was related to the acquisition of Spinnaker Exploration Company in the US Gulf of Mexico. In 2004 the purchase of reserves included the sale of the 10 percent share in the Snøhvit field in Norway to Statoil ASA and purchase of an additional 2 percent share in the Kristin field in Norway from Statoil ASA. In 2003 the decrease in reserves was due to sale of shares in the Brage and Njord fields in Norway to Offshore Engineering Resources AS.
     Extensions and new discoveries for oil in 2005 related to the following fields on the NCS: Tyrihans, Oseberg Delta, Fram Øst, Volve, Urd and Ringhorne Øst. Internationally, the Mabruk field in Libya and the Lorien field in the Gulf of Mexico contributed new oil reserves. Extensions and new discoveries for gas were related to the following fields on the NCS: Tyrihans, Oseberg Delta, Fram Øst, Oseberg Sør and Tune, and in addition the Lorien field in the Gulf of Mexico.
     Extensions and new discoveries for oil in 2004 were related to the Gulltopp field in Norway, the Rosa field in Angola and the Hibernia field in Canada. Extensions and new discoveries for gas were related to the Njord field in Norway.
     In 2003, extensions and new discoveries for oil were related to the Oseberg Vestflanken and Oseberg Sør fields in Norway, the Dalia field in Angola and the Mabruk and Murzuq fields in Libya. Extensions and new discoveries for gas were related to the Ormen Lange, Oseberg Vestflanken and Oseberg Sør fields in Norway.
     Reserve estimates at the end of the years 2005, 2004 and 2003 includes 192 million boe, 156 million boe and 154 million boe, respectively outside the Norwegian Continental Shelf. For 2005, the reserves were mainly situated in Canada, the US Gulf of Mexico, Angola, Libya and Russia. For the two prior years, the reserves were mainly situated in Canada, Angola, Russia and Libya.
     Reserve estimates in Norway are made before royalties of approximately 0.0, 0.3 and 0.8 million barrels of oil equivalents (boe) for 2005, 2004 and 2003, respectively. Reserve estimates on fields in Angola, Russia and Libya are made after deduction of royalty in kind and Government’s share of profit oil of approximately 62, 40 and 31 million boe for 2005, 2004 and 2003, respectively.

Notes to the consolidated financial statements	F 49
Norsk Hydro ASA and subsidiaries
US GAAP Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves (unaudited)
The standardized measure of discounted future net cash flows of Hydro’s proved reserves of oil (including natural gas liquids and condensate) and gas is prepared in compliance with SFAS 69.
     Future net cash flows are based on numerous assumptions which may or may not be realized. The Management of Hydro cautions against relying on the information presented because of the highly arbitrary nature of assumptions involved and susceptibility of estimates to change as new and more accurate data become available. The individual components of future net cash flows shown below were computed using prices, production costs, development costs, royalty levels, foreign exchange rates, statutory tax rates and estimated proved reserve quantities at the respective year ends.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Norway			International			Total
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Future cash inflows	575,900	382,800	372,800	70,900	35,800	28,900	646,800	418,600	401,700
Future production costs	(105,200)	(91,500)	(92,600)	(17,500)	(10,600)	(7,000)	(122,700)	(102,100)	(99,600)
Future development costs	(42,500)	(38,500)	(46,000)	(7,100)	(5,600)	(5,300)	(49,600)	(44,100)	(51,300)
Future income tax expense	(324,700)	(189,800)	(169,100)	(13,100)	(5,200)	(3,200)	(337,800)	(195,000)	(172,300)

Future net cash flows	103,500	63,000	65,100	33,200	14,400	13,400	136,700	77,400	78,500
Less: 10% annual discount for estimated timing of cash flows	(40,100)	(26,400)	(28,000)	(8,800)	(4,700)	(4,200)	(48,900)	(31,100)	(32,200)

Standardized measure of discounted future net cash flows	63,400	36,600	37,100	24,400	9,700	9,200	87,800	46,300	46,300

MAJOR SOURCES OF CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

Amounts in NOK million	2005	2004	2003

Net changes in prices and production costs	127,800	33,200	—
Sales and transfers of oil and gas produced, net of production costs	(55,500)	(40,900)	(30,900)
Extensions, unitizations, discoveries and improved recovery, net of related costs	11,200	2,600	17,700
Purchase/Exchange of interests in fields	13,200	800	—
Sale/Exchange of interests in fields	—	(3,600)	(100)
Changes in estimated development costs	(11,300)	(900)	(14,300)
Development costs incurred during the year	9,800	8,400	7,400
Net change in income taxes	(72,200)	(8,500)	7,900
Accretion of discount	2,900	3,100	4,500
Revisions of previous reserve quantity estimates	16,300	5,500	3,300
Other	(700)	300	300

Total change in the standardized measure during the year	41,500	—	(4,200)

Development costs for the years 2006, 2007 and 2008 are estimated to NOK 11,500 million, NOK 7,900 million and NOK 4,200 million respectively.
Sales Price and Production Cost per Unit (unaudited)
The following table presents the average sales price (including transfers) net of reductions in respect of royalty payments and production costs per unit of crude oil and natural gas.

	Norway			International			Total
Amounts in NOK	2005	2004	2003	2005	2004	2003	2005		2004		2003

Average Sales Price
crude oil (per barrel)1)	342.54	251.43	204.01	340.53	250.40	197.08	342.22		251.27		202.90
natural gas (per Sm3)	1.52	1.09	1.03	2.99	—	—	1.52		1.09		1.03
Average production cost (per boe)	25.80	20.80	20.80	21.90	19.50	20.20	25.30	2)	20.70	2)	20.702)

1)	In the years 2005, 2004 and 2003, Hydro has not had any hedging gain or loss that has affected the realized oil and gas prices. Average sales price crude oil is realized by Oil & Energy’s sub-segment Exploration and Production.
2)	Includes the cost of purchased gas for injection with NOK 5.40 per barrel in 2005, NOK 2.80 per barrel in 2004 and NOK 0.70 per barrel in 2003.

F 60 Non-GAAP financial measures
Use Of Non-GAAP Financial Measures
Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.
Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity
Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.
     The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”
      “Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.
     “Net interest-bearing debt” is comprised of interest bearing debt less cash and cash equivalents and short-term investments. Hydro’s interest bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from changes in cash holdings over time.
     “Net interest bearing debt” is adjusted for the estimated effects of changes to the fair value of net pension liabilities disclosed but not recognized. Hydro also adjusts “Net interest bearing debt” for liabilities relating to operating lease agreements. Both of the above described obligations, although not recognized as liabilities under generally accepted accounting principles, are considered debt-like in nature and therefore affect Hydro’s ability to incur additional debt.
     “Adjusted equity” consists of equity plus minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under GAAP. The adjustment is net of expected income tax benefit. No adjustment to “Equity” is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.
     The adjustments are considered important to measure Hydro’s financial position, since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles and the fair value of these liabilities, and because the unrecognized pension liabilities and leases represent commitments affecting Hydro’s financial capacity going forward. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and the company believes it helps the company and investors to evaluate potential changes in credit rating.
     Management makes regular use of the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing Hydro’s financial statements prepared in accordance with GAAP. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments on periodic results, contractual obligations or necessary investments.
     “Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the following table.
     Management believes that the most directly comparable GAAP ratio is the “Debt/equity ratio”. However, this ratio measures gross interest bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio”.
     Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio”, gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the GAAP figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.
Return on average capital employed (RoaCE)
In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:
•	Return on average Capital Employed (RoaCE)
•	Earnings after tax
•	Capital Employed
Hydro’s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, — for management and for investors —, of:
•	The rate of return on investments over time, in each of its capital intensive businesses
•	The operating results of its business segments
Because Hydro is subject to significantly different tax regimes in its operating segments, e.g. Norwegian surtax on petroleum and power production, management believes financial performance must also be measured on an after tax basis, in order to achieve comparability between Hydro’s operating segments.
     RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. “Earnings after tax” is defined as “Operating income” plus “Equity in net income of non-consolidated investees” plus “Other income, net” less “Adjusted income tax expense”. Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense included in “Earnings after tax” does not include the effect of items reported as “Financial income and expense.” “Capital Employed” is defined as “Shareholders’ Equity” plus “Minority interest” plus “long-term and short-term interest-bearing debt” less “Cash and cash equivalents” and “Short-term investments.” Capital Employed can be derived by deducting “Cash and cash equivalents”, “Short-term investments” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets”. The two different approaches yield the same value.
     In order to calculate “Earnings after tax” for the Company’s operating segments, an imputed tax is calculated for each segment. An adjusted income tax expense is calculated as “Operating income” and “Other income, net” multiplied by an applicable tax rate. For most Aluminium the applicable tax rate is estimated at 35 percent. Oil & Energy businesses are subject to various tax regimes including Norwegian surtax on petroleum and power production. To calculate tax effects for these business units applicable statutory tax rates based on the source of income are applied. For the Group as a whole, “Adjusted Income tax expense” is

Non-GAAP financial measures F 61
calculated as US GAAP Income tax expense less tax effects relating to items reported as “Financial income and expense”.
     Hydro believes that RoaCE facilitates benchmarking of Hydro with its peers. It is important to note, however, that RoaCE is, similar to all other financial metrics, influenced by a company’s selection of acceptable accounting principles and applying different GAAPs which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.
     RoaCE should not be construed as an alternative to operating income, income before taxes and net income as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Hydro’s management make regular use of measures calculated according to generally accepted accounting principles in addition to non-GAAP financial measures described above when measuring financial performance.
     Hydro also measures RoaCE based on a set of stable price assumptions, referred to as normalized prices. Normalized prices are used in order to avoid placing undue emphasis on such variables as historically high or low prices of its commodity products, and the effects of changes in currency exchange rates. As described in the section on Market Risk in Business and Operating Information in Hydro’s Annual Report for 2005, the development of the Company’s results are primarily affected by the price developments of Hydro’s main products, oil and aluminium, in addition to the US dollar and Euro exchange rates against the Norwegian kroner. For the purpose of calculating RoaCE on a normalized basis the following assumptions are used:
•	Oil price 25 US dollar per barrel
•	Aluminium price (London Metal Exchange) 1,500 US dollar per tonne
•	US dollar — Norwegian kroner exchange rate 7.00
•	Euro — Norwegian kroner exchange rate 8.00
•	In addition, unrealized gains and losses on derivative instruments and items reported as “Other income, net” and “Restructuring costs” according to generally accepted accounting principles are excluded when calculating normalized RoaCE.
As a part of adjusting for changes in commodity prices and exchange rates, Hydro has elected to adjust also for unrealized effects of derivative instruments. These unrealized gains and losses stem mainly from variations in commodity price levels from period to period. The majority of Hydro’s derivative contracts are entered into as long-term commercial contracts for selling or sourcing products or operation hedges, but for various reasons, the contracts would not qualify or are not documented as normal purchase and sales contracts or as accounting hedges. In addition, a minor part of the contracts is held for speculative purposes. By excluding the unrealized effects of these contracts as well as normalizing for realized prices, Hydro achieves an approximation of return rates in a stable price environment. Hydro’s management views normalization as a tool to measure underlying financial performance consistently over time and against business plans that are prepared according to the price assumptions described above for each financial year. By keeping certain main commodity prices and exchange rates constant, Hydro increases the focus on operating costs and efficiency improvements. Such a focus would be more challenging to maintain in periods with high commodity prices and favorable exchange rates. Including unrealized effects of derivative contracts in the normalization calculation is a change of methodology. Information for prior years as been restated for comparability purposes.
“Other income, net” has two main components, consisting of gains and losses related to sale of operations or major assets and certain infrequent items. Gains and losses on sale of operations and major assets are excluded because they do not relate to ongoing operations. By excluding these items, Hydro increases the focus on the results of ongoing operations as changes in efficiency and other operational factors. For the three year period, one infrequent item was included in “Other income, net”; the effect of a change in the Norwegian tax regulations relating to the removal costs for oil and gas installations on the Norwegian continental shelf. This item had a substantial effect on “Other income, net” as described more fully in note 9 to the Consolidated Financial Statements for 2005. The change in regulation was a major amendment to the system regulating removal of oil and gas installations in Norway. The previous regulations had been in place from 1986. “Restructuring costs” are only incurred relating to major changes in the business. The most recent restructuring charge was incurred in 2001, with adjustments to the estimates in the following periods. These items are excluded because they are infrequent in nature and could result in an incorrect picture of the underlying development in financial performance.
     During the 2000 to 2005 period Hydro has employed normalization as a tool in measuring financial performance. Normalization has resulted, on average, in lower normalized earnings compared to earnings based on realized prices. Normalization for certain commodity and exchange rates is most relevant for Hydro’s upstream oil and gas business and the upstream aluminium production. For other parts of Hydro’s business, which are more margin based, normalization for commodity prices is less important, and the difference between actual and normalized RoaCE will be smaller. Normalized results should not be construed as an alternative to measuring financial performance based upon realized commodity prices and exchange rates. Hydro’s management reviews both realized results and normalized results. Management makes regular use of both normalized results and ratios to compare with business plans; for period-over-period comparisons; and in comparison with actual results and ratios. Typically, normalized results receive more attention when realized prices and exchange rates are above the normalized price assumptions. For an overview of how Hydro manages commodity price risk and foreign currency exchange rate risk please refer to the section on Market Risk in Business and Operating Information in Hydro’s Annual Report for 2005. Because of the significant different difference between the long term price assumptions used to calculate normalized RoaCE and current market prices, Hydro no longer believes it is appropriate to report on a normalized basis in the future, and will discontinue the use of this metric.
     In order to illustrate the effects of certain events on RoaCE, both the actual RoaCE and normalized RoaCE have also been calculated excluding such events. For 2005, the write-down in Hydro’s magnesium business (affecting the Group and Aluminium) have been excluded for this purpose. In addition, the effect of the Spinnaker acquisition (affecting the Group and Oil & Energy) completed in December 2005, and therefore impacting the capital employed without significant impact on earnings have been excluded. For 2004 the write-down of German metal plants (affecting the Group and Aluminium) and the change in tax law in Norway (affecting the Group) have been correspondingly excluded. Excluding such items from RoaCE should not be considered as an adjustment of the metric for these effects but rather as supplemental information to demonstrate how these events affects RoaCE.

F 62 Non-GAAP financial measures

NET INTEREST-BEARING DEBT TO EQUITY

	December 31	December 31
NOK million	2005	2004

Bank loans and other interest-bearing short-term debt	(4,658)	(3,785)
Current portion of long-term debt	(379)	(568)
Long-term debt	(21,387)	(19,487)

Total debt	(26,424)	(23,840)

Cash and cash equivalents	10,463	14,366
Short-term investments	3,865	10,970

Net interest-bearing debt	(12,095)	1,496

Net pension liabilities at fair value	(13,529)	(10,056)
Expected income tax benefit on pension liability (30%)	4,059	3,017
Operating leases commitments discounted at 6,9%1)	(6,287)	(3,500)

Adjusted net interest-bearing debt	(27,853)	(9,043)

Shareholders’ equity	(95,495)	(85,890)
Minority interest	(981)	(1,571)

Shareholders’ equity and minority interests	(96,476)	(87,461)

Net pension liabilities not recognized without equity effect	8,474	6,341
Expected income tax benefit (30%)	(2,542)	(1,902)

Equity adjustment off-balance sheet pension liabilities	5,932	4,439

Adjusted Shareholders’ equity and minority	(90,544)	(83,022)

Adjusted net debt/equity ratio	0.31	0.11

1)	The discount rate for the operating lease commitments have been changed to 6.9% for 2005 from 10% in 2004 to better reflect Hydro’s average interest expense. This also corresponds to amended methodology used by major rating agencies for the purpose of credit rating.

The most directly comparable GAAP figure is considered to be “Debt/equity ratio”. However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the Non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt/equity ratio	0.28	0.28

Non-GAAP financial measures F 63

RETURN ON AVERAGE CAPITAL EMPLOYED — HYDRO

		Year ended	Year ended	Year ended
Amounts in NOK million		2005	2004	2003

Operating Income		46,432	31,847	21,625
Equity in net income of non-consolidated investees		619	629	620
Other income/expense, net		990	169	(1,253)

Earnings before tax		48,042	32,644	20,992
Adjusted Income tax expense		(31,693)	(21,165)	(13,224)

Earnings after tax		16,349	11,479	7,768

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Current assets1)	55,964	45,070	45,468	46,914
Non-consolidated investees	10,814	10,017	10,162	9,410
Property, plant and equipment	128,191	106,117	107,779	105,251
Prepaid pension, investments and other non-current assets 2)	17,897	13,703	13,228	15,585
Other current liabilities 3)	(48,219)	(41,724)	(37,725)	(34,359)
Other long-term liabilities 4)	(56,076)	(47,218)	(48,082)	(49,033)

Capital Employed	108,571	85,965	90,831	93,768

		2005	2004	2003

Return on average Capital Employed (RoaCE)		16.8%	13.0%	8.4%

		Year ended	Year ended	Year ended
Amounts in NOK million		2005	2004	2003

Reported Earnings before tax		48,042	32,644	20,992
Normalization Other income		(990)	(169)	1,253
Normalization Restructuring costs		—	(22)	—
Normalization Price and currency		(28,947)	(13,752)	(6,023)

Normalized Earnings before tax		18,105	18,701	16,222
Normalized Income tax expense		(10,610)	(11,757)	(10,208)

Normalized Earnings after tax		7,495	6,944	6,014

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Reported Capital Employed	108,571	85,965	90,831	93,768
Normalization Price and currency	2,212	855	(982)	5,085
Normalization current tax payable	10,622	5,250	1,611	989

Normalized Capital Employed	121,405	92,070	91,460	99,842

		2005	2004	2003

Normalized Return on average Capital Employed (RoaCE)		7.0%	7.6%	6.3%

1)	Excluding Cash and cash equivalents and Short term investments, but including Deferred tax assets.
2)	Including Deferred tax assets.
3)	Including Deferred tax liabilities.
4)	Including Accrued pension liabilities and Deferred tax liabilities.

F 64	Non-GAAP financial measures

RETURN ON AVERAGE CAPITAL EMPLOYED – OIL & ENERGY

	Year ended	Year ended	Year ended
Amounts in NOK million	2005	2004	2003

Operating Income	43,451	31,144	21,143
Equity in net income of non-consolidated investees	112	75	107
Other income/expense, net	65	59	815

Earnings before tax	43,628	31,278	22,065
Adjusted Income tax expense	(31,470)	(22,051)	(15,089)

Earnings after tax	12,158	9,227	6,976

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Current assets 1)	25,084	15,630	16,015	21,211
Non-consolidated investees	2,598	2,347	2,406	1,991
Property, plant and equipment	96,321	73,437	74,460	73,223
Prepaid pension, investments and other non-current assets 2)	10,264	4,392	3,903	4,199
Other current liabilities 3)	(34,027)	(23,310)	(18,829)	(22,519)
Other long-term liabilities 4)	(43,888)	(35,985)	(35,627)	(34,554)

Capital Employed	56,353	36,511	42,329	43,552

	2005	2004	2003

Return on average Capital Employed (RoaCE)	26.2%	23.4%	16.2%

	Year ended	Year ended	Year ended
Amounts in NOK million	2005	2004	2003

Reported Earnings before tax	43,628	31,278	22,065
Normalization Other income	(65)	(59)	(815)
Normalization Price and currency	(26,754)	(12,905)	(4,123)
Normalized Earnings before tax	16,809	18,314	17,127
Normalized Income tax expense	(11,350)	(12,990)	(12,006)

Normalized Earnings after tax	5,458	5,324	5,121

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Reported Capital Employed	56,353	36,511	42,329	43,552
Normalization Price and currency	2,073	(315)	(37)	1,420
Normalization current tax payable	9,602	4,951	1,735	1,039

Normalized Capital Employed	68,028	41,147	44,027	46,011

	2005	2004	2003

Normalized Return on average Capital Employed (RoaCE)	10.0%	12.3%	11.3%

     1) Excluding Cash and cash equivalents and Short term investments, but including Deferred tax assets.
     2) Including Deferred tax assets.
     3) Including Deferred tax liabilities.
     4) Including Accrued pension liabilities and Deferred tax liabilities.

Non-GAAP financial measures	F 65

RETURN ON AVERAGE CAPITAL EMPLOYED – ALUMINIUM

	Year ended	Year ended	Year ended
Amounts in NOK million	2005	2004	2003

Operating Income	2,511	1,805	2,456
Equity in net income of non-consolidated investees	345	381	433
Other income/expense, net	—	—	—

Earnings before tax	2,856	2,186	2,888
Adjusted Income tax expense	(1,313)	(632)	(860)

Earnings after tax	1,543	1,554	2,029

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Current assets 1)	27,212	24,371	22,860	21,715

Non-consolidated investees	6,358	5,457	5,787	4,902
Property, plant and equipment	28,106	28,696	29,504	26,496
Prepaid pension, investments and other non-current assets 2)	3,920	4,306	4,849	5,246
Other current liabilities 3)	(14,127)	(14,595)	(12,758)	(10,544)
Other long-term liabilities 4)	(5,258)	(4,693)	(5,316)	(5,800)

Capital Employed	46,211	43,542	44,926	42,015

	2005	2004	2003

Return on average Capital Employed (RoaCE)	3.4%	3.5%	4.7%

	Year ended	Year ended	Year ended
Amounts in NOK million	2005	2004	2003

Reported Earnings before tax	2,856	2,186	2,888
Normalization Other income	—	—	—
Normalization Restructuring costs	—	(22)	—
Normalization Price and currency	(1,055)	(1,360)	(250)

Normalized Earnings before tax	1,801	804	2,638
Normalized Income tax expense	(1,025)	(205)	(777)

Normalized Earnings after tax	775	599	1,861

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Reported Capital Employed	46,211	43,542	44,926	42,015
Normalization Price and currency	1,384	1,152	(522)	2,736
Normalization current tax payable	288	460	82	199

Normalized Capital Employed	47,883	45,154	44,486	44,951

	2005	2004	2003

Normalized Return on average Capital Employed (RoaCE)	1.7%	1.3%	4.2%

     1) Excluding Cash and cash equivalents and Short term investments, but including Deferred tax assets.
     2) Including Deferred tax assets.
     3) Including Deferred tax liabilities.
     4) Including Accrued pension liabilities and Deferred tax liabilities.

F 66	Non-GAAP financial measures

EFFECT ON ROACE OF CERTAIN EVENTS

Actual RoaCE

	Hydro		Oil & Energy		Aluminium
	Year ended		Year ended		Year ended
Amounts in NOK million	2005	2004	2005	2004	2005	2004

Earnings after tax	16,349	11,479	12,158	9,227	1,543	1,554
Adjustment for write downs	1,239	1,595	—	—	1,239	1,595
Adjustment for Spinnaker	241	—	241	—	—	—
Change in tax regulations	—	(989)	—	—	—	—

Adjusted Earnings after tax	17,829	12,085	12,399	9,227	2,782	3,149

	31 December		31 December		31 December
Amounts in NOK million	2005	2004	2005	2004	2005	2004

Capital Employed	108,571	85,965	56,353	36,511	46,211	43,542
Adjustment for write downs	1,239	1,595	—	—	1,239	1,595
Adjustment for Spinnaker	(17,065)	—	(17,065)	—	—	—
Change in tax regulations	—	(989)	—	—	—	—

Adjusted Capital Employed	92,745	86,571	39,288	36,511	47,450	45,137

	2005	2004	2005	2004	2005	2004

RoaCE adjusted for major events	19.9%	13.6%	32.7%	23.4%	6.0%	7.0%

Normalized RoaCE

	Hydro		Oil & Energy		Aluminium
	Year ended		Year ended		Year ended
Amounts in NOK million	2005	2004	2005	2004	2005	2004

Earnings after tax	7,495	6,944	5,458	5,233	775	599
Adjustment for write downs	1,239	1,595	—	—	1,239	1,595
Adjustment for Spinnaker	308	—	308	—	—	—
Change in tax regulations	—	(989)	—	—	—	—

Adjusted Earnings after tax	9,042	7,550	5,766	5,233	2,014	2,194

	31 December		31 December		31 December
Amounts in NOK million	2005	2004	2005	2004	2005	2004

Capital Employed	121,405	92,070	68,028	41,147	47,883	45,050
Adjustment for write downs	1,239	1,595	—	—	1,239	1,595
Adjustment for Spinnaker	(17,697)	—	(17,697)	—	—	—
Change in tax regulations	—	(989)	—	—	—	—

Adjusted Capital Employed	104,947	92,676	50,331	41,147	49,122	46,645

	2005	2004	2005	2004	2005	2004

Normalized RoaCE adjusted for major events	9.2%	8.2%	12.6%	12.3%	4.2%	4.8%

Notes to the consolidated financial statements	F 67
Norsk Hydro ASA and subsidiaries
IFRS in Hydro’s Financial Statements
The European Union’s (EU) Regulation (the “regulation”) requires the use of International Financial Reporting Standards (IFRS) for all listed companies in the EU and European Economic Area (EEA) and will apply to Hydro. The regulation was incorporated into Norwegian law in December 2004. The regulation requires that most companies adopt IFRS by 2005. However, companies using internationally accepted accounting standards for the purpose of a non-EU stock exchange listing for their primary financial statements may, if the member state permits, delay the implementation of IFRS until 2007. Hydro uses United States Generally Accepted Accounting Principles (US GAAP) as the accounting principles underlying its primary financial statements. Because Norway has implemented the member state option to delay implementation for certain companies, Hydro qualifies for the 2007 implementation. Hydro intends to implement IFRS effective in 2007. From the same time, information relating to Hydro’s filing with the US Securities and Exchange Commission (SEC) on Form 20F will be based on IFRS with a reconciliation to US GAAP.
     Hydro’s planned implementation of IFRS in 2007 will require the preparation of an opening balance in accordance with IFRS as of the beginning of 2006, based on standards applicable at that time. Amendments to IFRS during 2006 and 2007 will be implemented retrospectively. Hydro has established a project for the implementation of IFRS. During 2005, the project work has focused on understanding the requirements in IFRS, the options available and establishing a set of accounting policies. In addition, important activities have been planning of the conversion phase, including methodology and system tools . During 2006, the organization will be trained in IFRS, and the conversion work will start. Hydro aims to convert the financial statements for the opening balance and interim periods in 2006 during the year, based on the IFRS accounting standards in place and a preliminary determined set of accounting principles. Changes during 2006 will be analyzed as they are issued, and the effects on Hydro’s financial statements determined. Hydro intends to issue its accounting policies under IFRS and converted comparable financial information for 2006 before the report for the first quarter of 2007 is issued.
     Hydro’s analyses of IFRS and comparison with currently applied accounting principles, has identified a number of differences. Many of the differences identified are not expected to have significant influence on the reported results and financial position. However, there may be significant changes following from the IFRS accounting principles and provisions for first time adoption of IFRS on certain areas. The areas identified to date include financial instruments, pensions, certain aspects of accounting for property, plant and equipment and taxes.
     IAS 32 ”Financial Instruments: Disclosure and Presentation” and IAS 39 ”Financial Instruments: Recognition and Measurement” contain important differences from comparable US standards, mainly SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (including later revisions). In particular, these differences relate to commodity instruments and contracts in connection with commodities traded in liquid markets. Examples of such commodities are crude oil, natural gas and metals, including physical delivery contracts, for commodities. Hydro’s preliminary evaluation of the consequences of applying IFRS implies that the majority of contract types used by Hydro will have similar treatment under the two sets of accounting standards. However, certain individual contracts or types of contracts are expected to receive different treatment, i.e. marked to their market value under one set of standards while accrual accounting may be the treatment under the other set of standards. The monetary effect of these differences are dependent on the contract portfolio in place at any given time, and the evaluation of market conditions and market development in future periods. Hydro is currently not in a position to estimate future effects of these differences.
     IFRS requires either full retrospective application of IAS 19 “Employee benefits”, or recognizing all cumulative actuarial gains and losses at the date of transition to IFRS. Hydro intends to utilize the implementation provision to recognize prior periods’ unrecognized gains and losses directly in equity at transition. This will result in increased liabilities and reduced equity. There are also other measurement differences between IFRS and US GAAP, mainly related to plan amendments, curtailments and other changes.
     IFRS offers the opportunity to revalue property, plant and equipment on a regular basis. Hydro does not intend to utilize this option, and expects to continue to account for property, plant and equipment based on historic cost, depreciated over the expected useful life. Asset retirement obligations are measured differently over the life of the asset and related liability. The difference is mainly linked to changes in interest rate level. US GAAP requires such obligations to continue be measured at the interest rate level in place at initial inception, while IFRS requires the obligation and related asset to be remeasured periodically at current interest level. This implies an increase in both asset and liability in periods of reduced interest level, and a corresponding increase of both asset value and liability in periods with increasing interest level. In addition, there are important differences related to major servicing costs and replacement costs. In general, IFRS will result in a shift from reporting all maintenance costs as Other operating expense to capitalizing and depreciating a portion of such costs. The shift is not expected to significantly affect the results of operations.
     There are certain differences and uncertainties relating to accounting for tax effects of special tax systems like uplift in oil and gas, and some elements relating to acquisitions. Some of these elements are currently under evaluation buy the standard setters, and may be resolved during 2006. Hydro’s evaluation of these issues is not finalized, and we are thus not in a position to estimate future effects of these issues.
     IFRS offers options to elect accounting principles for accounting for joint ventures operated as an entity. Hydro has elected to continue to account for such jointly controlled entities under the equity method.
     There are currently limited industry specific regulations pertaining to oil and gas activities included in IFRS. However, IFRS 6 “Exploration for and Evaluation of Mineral Resources” allows the continued application of accounting policies relating to exploration costs in use immediately prior to adopting IFRS. After analysing the implications of IFRS 6 and other relevant IFRSs, Hydro’s preliminary evaluation is that there will be limited changes to the accounting principles specific to the company’s oil and gas activities.
     There are a number of other differences identified, which, based on the specific facts and circumstances may or may not result in effects on reported earnings and the valuation of assets and liabilities in future periods. Hydro is not in a position to describe such effects based on its preliminary evaluation. In addition, further amendments to both IFRS and US GAAP are expected prior to implementation in 2007. One source for such changes is the “Convergence Project”, a combined project between the International Accounting Standards Board (IASB) and the US Financial Accounting Standards Board (FASB), with the objective of reducing differences between the two sets of standards.

     Appendix
O: Operating Statistics

O 2 Operating Statistics

HYDRO’S SHARE OF AVERAGE DAILY PRODUCTION

thousands of boe1)		2005			2004			2003			2002			2001
Location/field	Total	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas

Norway
North Sea
Oseberg 2)	102.4	80.7	21.7	115.7	95.3	20.4	115.1	103.0	12.1	114.9	97.8	17.1	99.1	83.5	15.5
Troll	71.5	25.6	45.9	74.9	32.1	42.8	80.0	37.0	43.0	79.7	37.7	42.0	69.7	34.5	35.2
Grane	67.5	67.5	—	46.3	46.3	—	5.5	5.5	—	—	—	—	—	—	—
Snorre 3)	48.5	46.2	2.3	58.1	56.2	1.9	67.5	65.0	2.5	66.4	63.6	2.8	67.4	64.1	3.3
Sleipner 4)	35.3	10.3	25.0	32.8	10.4	22.4	35.2	12.1	23.2	34.1	11.8	22.3	32.1	13.1	19.0
Ekofisk 5)	27.8	23.5	4.3	28.5	24.0	4.5	28.2	23.9	4.3	28.6	24.0	4.6	27.4	22.9	4.5
Gullfaks 6)	27.0	20.5	6.5	28.6	23.0	5.6	26.0	21.2	4.8	24.8	21.0	3.9	25.0	22.8	2.2
Tune	25.0	3.5	21.5	33.4	6.1	27.3	30.8	7.8	23.0	—	—	—	—	—	—
Kvitebjorn	18.2	7.3	10.9	2.3	0.8	1.5	—	—	—	—	—	—	—	—	—
Fram	7.8	7.8	—	12.3	12.3	—	2.9	2.9	—	—	—	—	—	—	—
Brage	5.8	5.4	0.4	6.1	5.7	0.4	7.3	7.0	0.4	9.9	9.4	0.4	10.6	9.9	0.7
Visund	5.4	4.2	1.2	6.2	6.2	—	6.6	6.6	—	8.2	8.2	—	8.9	8.9	—
Heimdal 7)	4.1	1.1	3.0	3.8	1.3	2.5	2.2	0.7	1.4	1.2	0.2	1.0	0.5	0.1	0.4
Frigg	—	—	—	4.8	—	—	3.9	—	3.9	3.9	—	3.9	4.2	—	4.2

Norwegian Sea
Asgard	35.9	19.0	16.9	37.7	21.3	16.4	40.5	24.2	16.3	33.5	21.5	12.0	23.2	16.5	6.7
Norne/Urd 8)	9.4	8.1	1.3	11.3	10.1	1.2	13.2	12.2	1.0	15.6	14.5	1.1	17.6	16.1	1.5
Njord	6.3	6.3	—	5.8	5.8	—	6.1	6.1	—	7.2	7.2	—	11.4	11.4	—
Mikkel	5.9	2.8	3.1	5.5	2.6	2.9	1.5	0.7	0.8	—	—	—	—	—	—
Other fields 9)	2.4	1.9	0.5	—	—	—	—	—	—	3.5	3.5	—	9.1	9.1	—

Total Norway	506.2	341.7	164.5	514.1	359.5	149.8	472.5	335.9	136.6	431.8	320.6	111.2	406.1	312.9	93.2

International
Angola
Girassol and Jasmim	20.0	20.0	—	21.7	21.7	—	19.6	19.6	—	17.6	17.6	—	0.4	0.4	—

Canada
Terra Nova	14.9	14.9	—	16.5	16.5	—	20.1	20.1	—	15.8	15.8	—	—	—	—
Hibernia	9.9	9.9	—	10.2	10.2	—	10.2	10.2	—	9.0	9.0	—	7.4	7.4	—

Russia
Kharyaga	6.4	6.4	—	6.7	6.7	—	5.5	5.5	—	3.4	3.4	—	4.4	4.4	—

Libya
Murzuq	3.0	3.0	—	0.8	0.8	—	0.2	0.2	—	—	—	—	—	—	—
Mabruk	2.1	2.1	—	2.0	2.0	—	2.2	2.2	—	2.4	2.4	—	2.6	2.6	—

US
Gulf of Mexico(10)	0.8	0.2	0.6	—	—	—	—	—	—	—	—	—	—	—	—

Total International	57.1	56.5	0.6	57.9	57.9	—	57.7	57.7	—	48.2	48.2	—	14.8	14.8	—

Total	563.3	398.2	165.1	572.0	417.4	149.8	530.2	393.6	136.6	479.9	368.8	111.2	420.9	327.7	93.2

1)	Oil includes crude oil and NGL/condensate.

2)	Includes Oseberg, Oseberg West, Oseberg South and Oseberg East fields.

3)	Includes Snorre, Tordis, Vigdis, Statfjord øst and Sygna fields.

4)	Includes Sleipner West, Sleipner East, Gugne and Sigyn fields.

5)	Includes Ekofisk, Eldfisk, Embla and Tor fields.

6)	Includes Gullfaks and Gullfaks South fields.

7)	Includes Heimdal, Vale and Skirne fields.

8)	Includes Urd from 2005.

9)	Includes Kristin and Gimle fields in 2005, Varg field in 2002, Varg and Yme fields in 2001.

10)	Includes Spinnaker Exploration Company’s fields which Hydro acquired 13 December 2005.

O 3 Operating Statistics

PRODUCTION OF ALUMINIUM

mt	Country	2005	2004	2003	2002	2001

Primary production

Karmøy	Norway	277,000	278,000	271,000	273,000	272,000
Årdal	Norway	233,000	222,000	215,000	206,000	206,000
Sunndal	Norway	362,000	306,000	210,000	153,000	156,000
Høy anger	Norway	78,000	76,000	74,000	73,000	71,000
Søral (49.9% share)	Norway	81,000	82,000	79,000	67,000	62,000
Slovalco 1)	Slovakia	159,000	157,000	27,000	22,000	18,000
Neuss	Germany	225,000	223,000	221,000	173,000	—
Stade	Germany	60,000	69,000	69,000	48,000	—
HAW (33.3% share) 2)	Germany	40,000	44,000	43,000	33,000	—
Kurri Kurri	Australia	152,000	155,000	156,000	122,000	—
Tomago (12.4% share)	Australia	63,000	60,000	59,000	45,000	—
Alouette (20% share)	Canada	96,000	48,000	49,000	38,000	—

Total primary aluminium production		1,826,000	1,720,000	1,473,000	1,253,000	785,000

Remelting		1,755,000	1,733,000	1,597,000	1,342,000	425,000
Third party sourcing		240,000	185,000	260,000	203,000	216,000

Total aluminium supplied to market		3,821,000	3,638,000	3,330,000	2,798,000	1,426,000

Realized aluminium price US$/mt including hedges 3)		1,812	1,629	1,440	1,369	1,485
Realized aluminium price US$/mt excluding hedges 3)		1,844	1,649	1,404	1,351	1,484
LME 3-month price US$/mt		1,900	1,721	1,428	1,365	1,453

Production of alumina		1,436,000	1,572,000	1,502,000	1,272,000	1,002,000

Extruded products		614,000	626,000	569,000	556,000	476,000
Rolled products		953,000	941,000	893,000	693,000	133,000
Wire rod		71,000	69,000	67,000	65,000	58,000
Castings		59,000	62,000	57,000	66,000	59,000
Other		130,000	131,000	124,000	131,000	117,000

Total semi-fabrication		1,697,000	1,698,000	1,586,000	1,380,000	726,000

1)	The annual production capacity of the Slovalco smelter has been expanded by approximately 34,000 mt from 2003. Hydro’s share of the smelter is 20 percent, however, as of 1 January 2004, Slovalco has been fully consolidated in Hydro both in terms of financial results and volumes due to change in accounting standards.

2)	Shut down of production was completed by the end of 2005. Metal in pots after stopping the plant is not included.

3)	On LME basis net of product premiums.

     Appendix
T: Terms and Definitions

T 2 Terms and Definitions

Terms and definitions

ADRs	American Depositary Receipts, evidencing a specified number of ADSs

ADSs	American Depositary Shares, each ADS representing one deposited ordinary share

Aluminium	The aluminium business of Hydro, comprising the sub-segments Metals, Rolled Products,and Extrusion and Automotive

AluNorf	Aluminium Norf GmbH

Articles of Association	The articles of association of the Company, as amended and currently in effect

Audit Committee	The audit committee of the Company’s Board of Directors

Automotive	The Automotive sector of Hydro, comprising precision tubing, structures and shape casting businesses worldwide

BAT	Best Available Techniques for pollution prevention and control

bbl	Barrels

bcm	Billion cubic meters (Sm3)

boe	Barrels of oil equivalents

boed	Barrels of oil equivalents per day

bcf	Billion cubic feet

cf	Cubic feet measured at 60 degrees Fahrenheit. See also Sm3

CO2e	CO2 equivalents

Code	The US Internal Revenue Code of 1986, as amended.

Company	Norsk Hydro ASA, a Norwegian public company limited by shares, or Norsk Hydro ASA and its consolidated subsidiaries, as the context requires

Compensation Committee	The compensation committee of the Company’s Board of Directors

condensate	Light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperatures and pressures associated with surface production equipment.

Consolidated Financial Statements	The consolidated financial statements and notes included in the Company’s report to shareholders for the year ended 31 December 2005, included in Appendix F to this report on Form 20-F

Corporate Assembly	The corporate assembly, a body contemplated by Norwegian companies’ law, with responsibility, among other things, for the election of the members of the Company’s Board of Directors and nomination of the external auditor

Corporate Management Board	The corporate management board established by the Company’s President and Chief Executive Officer to assist him in discharging his responsibilities

CRU	CRU International Limited

Custodian	DnB NOR ASA, the custodian in connection with the Company’s ADR facility

development well	A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive. See Regulation S-X, Rule 4-10(a)(11)

Deposit Agreement	Deposit Agreement, dated as of 3 January 1986, as amended and restated as of 1 October 1987, and as further amended by Amendment No. 1 thereto, dated 27 May 1999, among the Company, the Depositary and the holders from time to time of the ADRs

Depositary	JPMorgan Chase Bank, as depositary of the ADSs

Depositary’s Office	The Depositary’s office located at [60 Wall Street, New York, New York 10260]

Deposited Securities	ADRs, together with all securities, property and cash received by the Depositary or the Custodian in respect of or in lieu of the Company’s ordinary shares

Terms and Definitions T 3

Terms and definitions

Disclosure Committee	The disclosure committee of the Company, comprised of members of senior management, which is responsible for reviewing financial and related information before it is made public

dry well	An exploratory well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well

EEA	European Economic Area

EEA Agreement	The European Economic Area Agreement

EFTA	European Free Trade Association

EU	European Union

Exchange Act	The US Securities Exchange Act of 1934, as amended

exploratory well	A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir. See Regulation S-X, Rule 4-10(a)(10)

Extrusion	The Extrusion sector of Hydro

FDP	Field Development Plan

field	An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. See Regulation S-X, Rule 4-10(a)(8)

FPSO	Floating Production, Storage and Offloading

GFU	The Gas Negotiation Committee (“Gassforhandlingsutvalget”)

gross well	A well in which a whole or fractional working interest is owned

Group	Norsk Hydro ASA and its consolidated subsidiaries

HBP	Hydro Business Partner, a business unit of Norsk Hydro ASA and Norsk Hydro Produksjon AS

HSE	Health, safety and environment

Hydro	Norsk Hydro ASA and its consolidated subsidiaries

IOR	Increased Oil Recovery

kWh	Kilowatt hour

LME	London Metals Exchange

LPG	Liquified petroleum gas, a liquid composed chiefly of butane and propane

Metals	Aluminium Metals sub-segment, which comprises the Primary Metal sector and the Metals Products sector

Ministry	The Norwegian Ministry of Petroleum and Energy

mm	Millimeter

NCS	Norwegian Continental Shelf

net well	The sum of the whole or fractional working interests in gross wells that equals one

NGLs	Oil and gas condensate and natural gas liquids. For purposes of converting quantities of NGL cited in this report, 1 ton NGL = 11.951 boe.

NOC	The National Oil Company of Libya

NOK	Norwegian kroner

Nomination Committee	The nomination committee provided for in the Company’s Articles of Association and operating under a charter established by the shareholders’ representatives in the Corporate Assembly

Noon Buying Rate	The noon buying rate in the City of New York for cable transfers in foreign currencies, as announced by the Federal Reserve Bank of New York for customs purposes

T 4 Terms and Definitions

Terms and definitions

North America	The North America sector of Hydro Aluminium

NYSE	New York Stock Exchange

Oil & Energy	The oil and energy business of Hydro, comprising two sub-segments, Exploration and Production, and Energy and Oil Marketing

OPEC	Organization of the Petroleum Exporting Countries

OSE	Oslo Stock Exchange

PDO	Plan for development and operation

proved reserves, proved developed reserves, proved undeveloped reserves	Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made).
Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
For a more complete understanding of these terms, see Regulation S-X, Rule 4-10(a) (2), (3) and (4). This information can be accessed on the website of the SEC at www.sec.gov

PSA	Production sharing agreement

PVC	Polyvinyl chloride, a plastic raw material

P-PVC	Paste PVC

S-PVC	Suspension PVC

reservoir	A porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs. See Regulation S-X, Rule 4-10(a)(9)

Rolled Products	Hydro Rolled Products sub-segment

Sanctions Act	The Iran and Libya Sanctions Act of 1996, adopted by the United States

Sarbanes-Oxley Act	The US Sarbanes-Oxley Act of 2002

SDFI	The Norwegian State’s Direct Financial Interest

SEC	The United States Securities and Exchange Commission

Securities Act	The US Securities Act of 1933, as amended

Sm3	Standard cubic meters measured at 15 degrees C. For purposes of converting quantities of natural gas cited in this report, 1 Sm3 = 35.3826 cubic feet. When converting natural gas into barrels of oil equivalents, Hydro makes an adjustment for calorific value to an equivalent 40 MegaJoule/Sm3 volume. 1000 Sm3 of natural gas = 6.2898 boe.

tonne	One metric tonne (1,000 kilograms or approximately 2,205 pounds)

TWh	Terrawatt hour (one billion kilowatt hours)

US GAAP	Generally accepted accounting principles in the United States

VAW	VAW Aluminium AG

VCM	Vinyl chloride monomer, the main raw material for PVC

VPS or VPS System	The Norwegian Central Securities Depository (Verdipapirsentralen)

WTO	World Trade Organization

Yara	Yara International ASA

     Appendix
C: Cross Reference to Form 20-F

C2 Cross Reference to Form 20-F

	Form 20-F Item	Disclosure Item in this Annual Report			Page

1	Identity of Directors, Senior Management and Advisers	Not applicable			—

2	Offer Statistics and Expected Timetable	Not applicable			—

3	Key Information

	A. Selected Financial Data	Business and Operating Information
		-	Financial Information
			-	Selected Consolidated Financial Data	42

Risk, Regulation and Other Information
		-	Other Information
			-	Exchange Rate Information	104

	B. Capitalization and Indebtedness	Not applicable			—

	C. Reasons for the Offer and Use of Proceeds	Not applicable			—

	D. Risk Factors	Risk, Regulation and Other Information
		-	Risk Factors		92-96

4	Information on the Company

	A. History and Development of the Company	Business and Operating Information
		-	About Hydro		8-10
		-	History and Development of the Company		11
		-	Other Information		11

Business and Operating Information
		-	Financial Information
			-	Investments	61
			-	Material commitments for capital expenditures	61

Appendix F: Financial Statements and Other Information
		-	Note 2: Business combinations, dispositions and demerger		F14-F16

		Appendix T: Terms and Definitions			T2-T4

	B. Business Overview	Business and Operating Information			8-41

Risk, Regulation and Other Information
		-	Government Regulation and Taxation		97-101

		Society, People, Environment			84, 86-90

		Appendix O: Operating Statistics			O2-O3

		Use of Non-GAAP Financial Measures			F60-F66

		Cautionary Note in relation to Certain Forward-Looking Statements			Back cover

	C. Organizational Structure	Business and Operating Information
		-	About Hydro
			-	Organization (chart)	9

Cross Reference to Form 20-F   C3

Form 20-F Item		Disclosure Item in this Annual Report	Page

	D. Property, Plants and Equipment	Business and Operating Information	8-41

Risk, Regulation and Other Information
		- Government Regulation and Taxation	97-101

Appendix F: Financial Statements and Other Information

		- Note 15: Property, plant and equipment	F33

4.A	Unresolved Staff Comments	Not applicable	—

5	Operating and Financial Review and Prospects

	A. Operating Results	Business and Operating Information
- Financial Information
		- Financial Review	43-57
		- Hydro’s Critical Accounting Policies	62-64

		IFRS in Hydro’s Financial Statements	F67

		Use of Non-GAAP Financial Measures	F60-F66

		Appendix T: Terms and Definitions	T2-T4

Cautionary Note in relation to Certain
		Forward-Looking Statements	Back cover

	B. Liquidity and Capital Resources	Business and Operating Information
- Financial Information
		- Liquidity and Capital Resources	58-61

	C. Research and Development, Patents and Licenses, etc.	Business and Operating Information
		- Research and Development	67

	D. Trend Information	Business and Operating Information
- Financial Information
		- Financial Review	43-64

	E. Off-Balance Sheet Arrangements	Business and Operating Information
- Financial Information
- Contractual obligations, commitments
		and off-balance sheet arrangements	60

	F. Tabular Disclosure of Contractual Obligations	Business and Operating Information
- Financial Information
		- Contractual Obligations (table)	60

Cautionary Note in relation to Certain
	G. Safe Harbor	Forward-Looking Statements	Back cover

6	Directors, Senior Management and Employees

	A. Directors and Senior Management	Investor Information
- Corporate Governance
		- Board of Directors	80
		- Corporate Management Board	81

C4    Cross Reference to Form 20-F

Form 20-F Item		Disclosure Item in this Annual Report	Page

	B. Compensation	Investor Information
- Corporate Governance
- Directors’ and Officers’ Compensation,
		Share Ownership and Loans	77
Appendix F: Financial Statements and
Other Information
- Note 4: Remuneration and Share-Based
		Compensation	F19

	C. Board Practices	Investor Information
- Corporate Governance
		- Governance Bodies	74-79

	D. Employees	Society, People, Environment
- Facts and Figures
- Geographical distribution of employees
		and payroll (table)	86
		- People	87

	E. Share Ownership	Investor Information
- Corporate Governance
- Directors’ and Officers’ Compensation,
		Share Ownership and Loans	77

Appendix F: Financial Statements
and Other Information
- Note 4: Remuneration and Share-based
		Compensation	F19

7	Major Shareholders and Related Party Transactions

	A. Major Shareholders	Investor Information
- Shareholder Information
		- Major shareholders and voting rights	72

	B. Related Party Transactions	Appendix F: Financial Statements and
Other Information
- Note 4: Remuneration and Share-based
		Compensation	F19
		- Note 13: Non-consolidated Investees	F31

Investor Information
- Corporate Governance
- Governance Bodies
		- Board of Directors	78-79

	C. Interests of Experts and Counsel	Not applicable	—

8	Financial Information

	A. Consolidated Statements and Other Financial Information	Appendix F: Financial Statements and
Other Information
		- Consolidated Financial Statements US GAAP	F3-F5
		- Notes 1 -27	F8-F49

Business and Operating Information
- Other
		- Legal Proceedings	68

Cross Reference to Form 20-F   C5

Form 20-F Item		Disclosure Item in this Annual Report	Page

Investor Information
- Shareholder Information
		- Dividend Policy	70

	B. Significant Changes	None	—

9	The Offer and Listing

	A. Offer and Listing Details	Investor Information
- Shareholder Information
		- Key Figures for the Hydro share	72-73

	B. Plan of Distribution	Not applicable	—

	C. Markets	Investor Information
		- Shareholder Information	70

	D. Selling Shareholders	Not applicable	—

	E. Dilution	Not applicable	—

	F. Expenses of the Issue	Not applicable	—

10	Additional Information

	A. Share Capital	Not applicable	—

	B. Memorandum and Articles of Association	See Item 10.A. of the Company’s Form 20-F	—
filed with the US Securities and Exchange
Commission

	C. Material Contracts	Not applicable	—

	D. Exchange Controls	Risk, Regulation and Other Information
- Other Information
		- Exchange Controls	104

	E. Taxation	Risk and Regulation and Other Information
- Other Information
		- Taxation	102-103

	F. Dividends and Paying Agents	Not applicable	—

	G. Statement by Experts	Not applicable	—

	H. Documents on Display	Not applicable	—

	I. Subsidiary Information	Not applicable	—

11	Quantitative and Qualitative Disclosures	Business and Operating Information
	About Market Risk	- Other
		- Market Risk	65-66

12	Description of Securities Other than Equity Securities	Not applicable	—

13	Defaults, Dividend Arrearages and Delinquencies	None	—

14	Material Modifications to the Rights of		—
	Security Holders and Use of Proceeds	None

15	Controls and Procedures	Investor Information
- Corporate Governance
		- Controls and Procedures	75-76

16A	Audit Committee Financial Expert	Investor Information
- Corporate Governance
- Governance Bodies
		- Audit Committee	79

C6    Cross Reference to Form 20-F

Form 20-F Item		Disclosure Item in this Annual Report	Page

16B	Code of Ethics	Investor Information
- Corporate Governance
		- Corporate Directives and Code of Conduct	74-75

16C	Principal Accountant Fees and Services	Appendix F: Financial Statements and
Other Information
		- Note 25: External audit remuneration	F43

Investor Information
- Corporate Governance
- Governance Bodies
		- Audit Committee	79

Investor Information
- Corporate Governance
		- Pre-Approval of Audit Services	76

16D	Exemption from the Listing Standards for
	Audit Committees	Not applicable	—

16E	Purchases of Equity Securities by the	Investor Information
	Issuer and Affiliated Purchasers	- Shareholder Information
		- Buyback of shares	70-71

Appendix F: Financial Statements and
Other Information
		- Note 26: Related parties and Variable Interest Entities	F43

17	Financial Statements	Not applicable	—

18	Financial Statements	See Item 18 of the Company’s Form 20-F filed
		with the US Securities and Exchange Commission for the US Report of Independent Accountants.	—

Appendix F: Financial Statements and
Other Information
		- Consolidated Financial Statements US GAAP	F3-F5
		- Notes 1 -27	F8-F49

19	Exhibits	See Item 19 of the Company’s Form 20-F filed
		with the US Securities and Exchange Commission	—

Cautionary note in relation to certain forward-looking statements
Certain statements contained in this report constitute “forward-looking information” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the “safe harbors” within these provisions, Hydro is providing the following cautionary statement.
     Certain statements included within this report contain forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management’s plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro’s markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by “expected”, “scheduled”, “targeted”, “planned”, “proposed”, “intended” or similar statements.
     Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro’s key markets, and global oil and gas and aluminium supply and demand conditions, as well as the risk factors specified in this report under “Risk, Regulation and Other Information — Risk Factors” on page 92.
     No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Hydro is a Fortune 500 energy and aluminium supplier with 33,000 employees in 40 countries. We are a leading offshore producer of oil and gas, the world’s third-largest aluminium supplier and a leader in the development of renewable energy sources. Our mission is to strengthen the viability of the customers and communities we serve.

NORSK HYDRO ASA
N-0240 Oslo

Telephone:	+ 47 22 53 81 00
Telefax:	+ 47 22 53 27 25
E-mail:	corporate@hydro.com

www.hydro.com